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07025119

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME T&D Holdings

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

**NEW ADDRESS

JUL 13 2007

THOMSON FINANCIAL

FILE NO. 82- 34783

FISCAL YEAR 3-31-07

• *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 7/11/07

File No.82-34783

FINANCIAL SUMMARY

(For the Fiscal Year Ended March 31, 2007)

ARLS
3-31-07

May 17, 2007

Name of Company: **T&D Holdings, Inc.**
Stock Listings: Tokyo, Osaka
Security Code No.: 8795
Head Office: Tokyo, Japan
URL: http://www.td-holdings.co.jp/e/
Date of Ordinary General Meeting of Shareholders: June 27, 2007
Projected Filling Date of Securities Report: June 27, 2007
Projected Starting Date of Dividend Distribution: June 28, 2007

1. Consolidated Operating Results for the Year Ended March 31, 2007 (April 1, 2006 – March 31, 2007)

(1) Results of Operations

Note: Amounts of less than one million yen are omitted, and percentages have been rounded to the nearest percent. % changes are presented in comparison with the same term of the previous year.

	Ordinary Revenues	% change	Ordinary Profit	% change	Net Income	% change
FY2006 ended March 31, 2007	¥2,286,034 million	(6.5)	¥158,172 million	15.6	¥38,772 million	9.1
FY2005 ended March 31, 2006	¥2,444,295 million	5.5	¥136,846 million	25.7	¥35,545 million	(4.3)

	Net Income per Share	Net Income per Share (Fully Diluted)	Ratio of Net Income to Equity	Ratio of Ordinary Profit to Total Assets	Ratio of Ordinary Profit to Ordinary Revenues
FY2006 ended March 31, 2007	¥157.45	-	3.6%	1.1%	6.9%
FY2005 ended March 31, 2006	¥146.19	-	4.3%	1.0%	5.6%

Note: Equity in net gain of affiliated companies: ¥33 million for the fiscal year ended March 31, 2007; ¥22 million for the fiscal year ended March 31, 2006

(2) Financial Conditions

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
As of March 31, 2007	¥14,090,977 million	¥1,090,229 million	7.7%	¥4,419.55
As of March 31, 2006	¥13,986,233 million	¥1,080,098 million	7.7%	¥4,384.93

Note: Equity: as of March 31, 2007: ¥1,088,319 million; as of March 31, 2006: ¥ - million

(3) Results of Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Term
FY2006 ended March 31, 2007	¥144,312 million	¥246,362 million	¥(1,648) million	¥1,217,045 million
FY2005 ended March 31, 2006	¥138,640 million	¥(196,333) million	¥27,346 million	¥834,403 million

2. Dividends

	Annual Dividends per Share			Dividends paid for the Year	Payout Ratio (Consolidated)	Dividends on Net Assets (Consolidated)
		Interim	Year-End			
Year Ended March 31, 2006	¥55.00	-	¥55.00	¥13,544 million	37.6%	1.6%
Year Ended March 31, 2007	¥65.00	-	¥65.00	¥16,006 million	41.3%	1.5%
Year Ending March 31, 2008 (Forecast)	¥65.00	-	¥65.00		43.3%	

3. Consolidated Forecasts for the Year Ending March 31, 2008 (April 1, 2007 - March 31, 2008)

Note: % changes are presented in comparison with the same term of the previous year.

	Ordinary Revenues	Ordinary Profit	Net Income	Net Income per Share
Half-Year ending Sep.30, 2007	¥1,100,000 million (1.0)%	¥70,000 million (16.0)%	¥22,000 million (20.9)%	¥89.34
Year ending March 31, 2008	¥2,180,000 million (4.6)%	¥130,000 million (17.8)%	¥37,000 million (4.6)%	¥150.25

4. Others

(1) Changes in Consolidated Subsidiaries (Changes in Scope of Consolidation): None

(2) Changes in Accounting Principle and Procedure and Changes in Presentation Method for Consolidated Financial Summary:

Changes due to the revision of accounting standards: Applicable

Changes due to other factors: Yes

Note: Please refer to T&D Holdings' "Summary of Significant Accounting Policies" section etc. in this material "Financial Summary for the Fiscal Year Ended March 31, 2007."

(3) Number of Outstanding Shares (Common Stock)

Number of outstanding shares including treasury stock at the end of the year: as of March 31, 2007: 246,330,000; as of March 31, 2006: 246,330,000

Number of treasury stock at the end of the year: as of March 31, 2007: 78,848; as of March 31, 2006: 58,753

Note: Please refer to T&D Holdings' "Per Share Information" section in this material "Financial Summary for the Fiscal Year Ended March 31, 2007" about the number of shares used in the net income per share computations.

(Reference) Non-Consolidated Financial Summary

1. Non-Consolidated Operating Results for the Year Ended March 31, 2007 (April 1, 2006 – March 31, 2007)

(1) Results of Operations

Note: Amounts of less than one million yen are omitted, and percentages have been rounded to the nearest percent. % changes are presented in comparison with the same term of the previous year.

	Operating Income	% change	Operating Profit	% change	Ordinary Profit	% change	Net Income	% change
FY2006 ended March 31, 2007	¥16,399 million	20.2	¥13,802 million	23.1	¥13,829 million	25.8	¥13,588 million	24.3
FY2005 ended March 31, 2006	¥13,643 million	(47.6)	¥11,216 million	(51.5)	¥10,994 million	(50.8)	¥10,930 million	(51.4)

	Net Income per Share	Net Income per Share (Fully Diluted)
FY2006 ended March 31, 2007	¥55.18	-
FY2005 ended March 31, 2006	¥45.07	-

(2) Financial Conditions

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
As of March 31, 2007	¥632,016 million	¥591,530 million	93.6%	¥2,402.14
As of March 31, 2006	¥619,277 million	¥591,698 million	95.5%	¥2,402.47

Note: Equity: as of March 31, 2007: ¥591,530 million; as of March 31, 2006: ¥ - million

2. Non-Consolidated Forecasts for the Year Ending March 31, 2008 (April 1, 2007 - March 31, 2008)

Note: % changes are presented in comparison with the same term of the previous year.

	Operating Income		Operating Profit		Ordinary Profit		Net Income		Net Income per Share
Half-Year ending September 30, 2007	¥17,000 million	13.7 %	¥16,000 million	18.3 %	¥16,000 million	18.2 %	¥16,000 million	18.9 %	¥64.97
Year ending March 31, 2008	¥19,000 million	15.9 %	¥16,000 million	15.9 %	¥16,000 million	15.7 %	¥16,000 million	17.7 %	¥64.97

The above forecasts for the year ending March 31, 2008 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based on risks and uncertainties that may affect the Company's businesses. Please refer to T&D Holdings' "I. Results of Operations 4.Forecasts for the Year Ending March 31, 2007" section in this material "Financial Summary for the Fiscal Year Ended March 31, 2007" about consolidated forecasts and non-consolidated forecasts.

I. Results of Operations

1. Consolidated Results of Operations

For the fiscal year ended March 31, 2007, ordinary revenues decreased ¥158.2 billion (6.5 percent) from the level of the previous fiscal year, to ¥2,286.0 billion, which was a total of income from insurance premiums of ¥1,811.5 billion (down 4.8 percent), investment income of ¥407.4 billion (down 12.5 percent), other ordinary income of ¥66.9 billion (down 12.2 percent) and other income.

Ordinary expenses decreased ¥179.5 billion (7.8 percent) from the level of the previous fiscal year, to ¥2,127.8 billion, which was a total of insurance claims and other payments of ¥1,630.6 billion (down 6.6 percent), provision for policy and other reserves of ¥94.2 billion (down 45.6 percent), investment expenses of ¥115.2 billion (up 11.7 percent), operating expenses of ¥208.9 billion (down 0.4 percent), and other ordinary expenses of ¥78.7 billion (up 4.5 percent).

As a result, ordinary profit increased by ¥21.3 billion (15.6 percent), to ¥158.1 billion. Ordinary profit increased mainly due to an increase in income from interest and dividends.

Extraordinary gains increased 21.2 percent, to ¥2.2 billion, and extraordinary losses decreased 10.2 percent, to ¥35.3 billion. Extraordinary losses mainly consisted of impairment loss of ¥1.8 billion (down 47.1 percent), provision for reserve for price fluctuations of ¥30.5 billion (down 2.5 percent) and headquarters removal costs of ¥1.2 billion (-).

After accounting for extraordinary gains and losses, the provision for reserve for policyholder dividends, and income taxes, net income increased ¥3.2 billion, or 9.1 percent from the level of the previous fiscal year, to ¥38.7 billion.

2. Consolidated Financial Position

(1) Balance Sheets

As of March 31, 2007, total assets amounted to ¥14,090.9 billion (up 0.7 percent from March 31, 2006), mainly consisting of securities centered on public and corporate bonds amounting to ¥9,870.2 billion (up 0.4 percent), loans of ¥2,430.5 billion (down 3.5 percent), monetary claims purchased of ¥450.5 billion (up 60.6 percent), cash and deposits of ¥419.8 billion (down 6.1 percent) and call loans of ¥340.8 billion (up 77.0 percent).

Total liabilities were ¥13,000.7 billion (up 0.7 percent), and policy reserves accounting for a substantial portion of them amounted to ¥12,344.7 billion (up 0.8 percent).

Total net assets were ¥1,090.2 billion (total shareholders' equity as of March 31, 2006 was ¥1,080.0 billion), of which net unrealized gains on securities was ¥680.4 billion (down 2.5 percent).

(2) Cash Flows

Cash flows for the fiscal year ended March 31, 2007, were as follows.

Net cash provided by operating activities was ¥144.3 billion in revenue, up ¥5.6 billion from the level of the previous fiscal year. This was mainly due to an increase in income from interest and dividends.

Net cash provided by investing activities was ¥246.3 billion in revenue, an increase of gain of ¥442.6 billion compared with the expenditure of ¥196.3 billion recorded in the previous fiscal year. This was mainly due to a decrease in purchase of securities and an increase in gains on sales and redemption of securities.

Net cash used in financing activities was the expenditure of ¥1.6 billion, an increase of loss of ¥28.9 billion compared with ¥27.3 billion in revenue recorded in the previous fiscal year. This was mainly due to an increase in dividend payments at this term and the issuance of common stocks in the previous fiscal year.

As a result, cash and cash equivalents as of March 31, 2007 totaled ¥1,217.0 billion, up ¥382.6 billion from the beginning of the fiscal year.

(3) Equity Ratio and Market Capitalization Ratio

	As of March 31, 2006	As of March 31, 2007
Equity ratio ((Equity / Total assets)×100)	7.7%	7.7%
Market capitalization ratio ((Market capitalization/ Total assets)×100)	16.2%	14.2%

3. Operations of Three Life Insurance Companies (Non-consolidated Basis)

(1) Results of Operations

Taiyo Life Insurance Company:

For the fiscal year ended March 31, 2007, Taiyo Life's ordinary revenues decreased ¥64.4 billion, or 6.0 percent from the level of the previous fiscal year, to ¥1,012.0 billion, which was a total of income from insurance premiums of ¥705.5 billion (down 14.3 percent), investment income of ¥211.8 billion (up 7.0 percent), and other ordinary income of ¥94.5 billion (up 70.9 percent).

Ordinary expenses decreased ¥69.1 billion, or 6.7 percent from the level of the previous fiscal year, to ¥960.3 billion, which was a total of insurance claims and other payments of ¥772.8 billion (down 9.8 percent), investment expenses of ¥70.3 billion (up 28.2 percent), operating expenses of ¥78.8 billion (down 4.5 percent) and others.

As a result, ordinary profit increased ¥4.7 billion, or 10.0 percent, to ¥51.6 billion. Ordinary profit increased mainly due to an increase in income from interest and dividends.

Extraordinary gains increased 886.0 percent, to ¥3.9 billion, and extraordinary losses decreased 6.4 percent, to ¥18.6 billion. Extraordinary losses mainly consisted of provision for reserve for price fluctuations of ¥16.5 billion (up 1.5 percent).

Net income increased ¥7.0 billion, or 112.3 percent from the level of the previous fiscal year, to ¥13.4 billion.

Daido Life Insurance Company:

For the fiscal year ended March 31, 2007, Daido Life's ordinary revenues decreased ¥0.6 billion, or 0.1 percent from the level of the previous fiscal year, to ¥1,061.8 billion, which was a total of income from insurance premiums of ¥865.2 billion (down 0.7 percent), investment income of ¥183.3 billion (up 1.5 percent), and other ordinary income of ¥13.2 billion (up 24.4 percent).

Ordinary expenses decreased ¥22.4 billion, or 2.3 percent from the level of the previous fiscal year, to ¥940.5 billion, which was a total of insurance claims and other payments of ¥758.2 billion (down 4.3 percent) and investment expenses of ¥44.1 billion (down 5.5 percent), operating expenses of ¥111.8 billion (up 2.3 percent) and others.

As a result, ordinary profit increased ¥21.8 billion, or 21.9 percent, to ¥121.2 billion. Ordinary profit increased mainly due to an increase in income from interest and dividends.

Extraordinary gains increased 221.9 percent, to ¥3.0 billion, and extraordinary losses decreased 4.3 percent, to ¥15.8 billion. Extraordinary losses mainly consisted of provision for reserve for price fluctuations of ¥14.0 billion (down 6.5 percent).

Net income increased ¥4.0 billion, or 10.4 percent from the level of the previous fiscal year, to ¥43.1 billion. This was due to an increase in the provision for reserve for policyholder dividends, while ordinary profit increased.

T&D Financial Life Insurance Company:

For the fiscal year ended March 31, 2007, T&D Financial Life's ordinary revenues decreased ¥46.2 billion, or 14.8 percent from the level of the previous fiscal year, to ¥266.1 billion, which was a total of income from insurance premiums of ¥240.7 billion (up 15.7 percent), investment income of ¥17.1 billion (down 81.4 percent), and other ordinary income of ¥8.1 billion (down 31.3 percent).

Ordinary expenses decreased ¥44.9 billion, or 13.9 percent from the level of the previous fiscal year, to ¥279.6 billion, which was a total of insurance claims and other payments of ¥99.5 billion (up 2.5 percent), provision for policy and other reserves of ¥154.5 billion (down 19.9 percent), investment expenses of ¥4.7 billion (down 8.4 percent), operating expenses of ¥17.9 billion (down 11.7 percent) and others.

As a consequence, ordinary losses increased ¥1.2 billion, or 10.5 percent, to ¥13.5 billion.

Extraordinary gains were ¥0.6 billion (up 52,385.9 percent), and extraordinary losses were ¥0.9 billion (down 65.2 percent). Extraordinary losses mainly consisted of headquarters removal costs of ¥0.8 billion (-).

Net loss decreased ¥0.6 billion, or 6.1 percent from the previous fiscal year, to ¥10.7 billion. This was due to a decrease in extraordinary losses, while ordinary losses increased.

(2) Sales Results

Taiyo Life Insurance Company:

The new policy amount of individual insurance and annuities (including net increase from conversions) for the fiscal year ended March 31, 2007, decreased 25.0 percent over the previous fiscal year, to ¥2,127.3 billion. This was mainly due to a proactive action that the in-house sales representatives focus more on improving surrender and lapse rate.

On the other hand, the amount of surrender and lapse of individual insurance and annuities decreased 8.5 percent, to ¥1,503.8 billion.

As a consequence, the total policy amount in force of individual insurance and annuities as of March 31, 2007, increased ¥52.9 billion, or 0.3 percent over the previous fiscal year-end, to ¥17,644.5 billion.

Daido Life Insurance Company:
The new policy amount of individual insurance and annuities (including the net increase from conversions) for the fiscal year ended March 31, 2007, increased 0.8 percent over the previous fiscal year, to ¥4,327.8 billion.

On the other hand, the amount of surrender and lapse of individual insurance and annuities increased 18.9 percent , to ¥3,615.8 billion. This was due to an increase of surrender of policies which have the peak of the surrender payment.

As a consequence, the total policy amount in force of individual insurance and annuities as of March 31, 2007, decreased ¥275.9 billion, or 0.7 percent over the previous fiscal year-end, to ¥39,732.0 billion.

T&D Financial Life Insurance Company:
The new policy amount of individual insurance and annuities for the fiscal year ended March 31, 2007, increased 10.3 percent over the previous fiscal year, to ¥179.5 billion. This was due to a solid sales of mainstay variable annuities in the second half of this fiscal year.

The amount of surrender and lapse of individual insurance and annuities decreased 42.0 percent, to ¥242.7 billion. This was because the effect of the restructuring of its sales representative channel have receded.

As a consequence, the total policy amount in force of individual insurance and annuities as of March 31, 2007, decreased ¥142.0 billion, or 5.3 percent over the previous fiscal year-end, to ¥2,523.3 billion.

(3) Other Material Items

Taiyo Life Insurance Company:
Taiyo Life's core profit (a measure of underlying profitability from core insurance operations on a non-consolidated basis) for the fiscal year ended March 31, 2007, recorded ¥53.9 billion, up 41.3 percent from the previous fiscal year, after compensating for a negative spread of ¥24.6 billion (down 36.0 percent).

As of March 31, 2007, Taiyo Life's solvency margin ratio (a measure of insurance companies' financial soundness) was 1,100.4 percent, up 55.2 points from the end of the previous fiscal year of 1045.2 percent. The value of adjusted net assets (adjusted assets at fair value less liabilities, excluding quasi-equity liabilities) amounted to ¥834.6 billion, up ¥77.0 billion from the previous fiscal year-end of ¥757.5 billion.

Daido Life Insurance Company:
Daido Life posted ¥125.7 billion in its core profit for the fiscal year ended March 31, 2007, a increase of 30.9 percent from the previous fiscal year. A negative spread in the previous fiscal year turned a positive spread of ¥8.3 billion in the fiscal year ended March 31, 2007.

As of March 31, 2007, Daido Life's solvency margin ratio was 1,320.6 percent, up 66.2 points from the end of the previous fiscal year of 1,254.4 percent. The value of adjusted net assets amounted to ¥1,109.6 billion, up ¥47.3 billion from the previous fiscal year-end of ¥1,062.3 billion.

T&D Financial Life Insurance Company:

T&D Financial Life marked a loss of ¥6.4 billion (down 8.2 percent) in its core profit for the fiscal year ended March 31, 2007, after compensating for a negative spread of ¥4.1 billion (down 4.4 percent).

As of March 31, 2007, T&D Financial Life's solvency margin ratio was 1,189.7 percent, down 722.1 points from the end of the previous fiscal year of 1911.8 percent. Furthermore, the value of adjusted net assets amounted to ¥63.5 billion, down ¥1.0 billion from the end of the previous fiscal year of ¥64.5 billion.

(4) Financial Position

Taiyo Life Insurance Company:

As of March 31, 2007, total assets amounted to ¥6,552.5 billion (down 0.6 percent from March 31, 2006), mainly consisting of securities centered on public and corporate bonds amounting to ¥4,485.2 billion (down 1.6 percent), loans of ¥1,502.2 billion (down 2.2 percent), call loans of ¥1,708 billion (up 51.8 percent) and tangible fixed assets of ¥163.4 billion (down 3.2 percent).

Total liabilities were ¥6,121.9 billion (down 0.8 percent), and policy reserves accounting for a substantial portion of them amounted to ¥5,836.5 billion (down 1.1 percent).

Total net assets were ¥430.5 billion (total shareholders' equity as of March 31, 2006 was ¥418.5 billion), of which net unrealized gains on securities was ¥318.4 billion (up 1.1 percent).

Daido Life Insurance Company:

As of March 31, 2007, total assets amounted to ¥6,397.0 billion (down 0.1 percent from March 31, 2006), mainly consisting of securities centered on public and corporate bonds amounting to ¥4,410.1 billion (down 0.6 percent), loans of ¥932.9 billion (down 5.4 percent), monetary claims purchased of ¥295.3 billion (up 89.0 percent), cash and deposits of ¥292.1 billion (down 4.0 percent) and call loans of ¥150.0 billion (up 87.5 percent).

Total liabilities were ¥5,792.2 billion (down 0.4 percent), and policy reserves accounting for a substantial portion of them amounted to ¥5,474.5 billion (down 0.0 percent).

Total net assets were ¥604.7 billion (total shareholders' equity as of March 31, 2006 was ¥590.2 billion), of which net unrealized gains on securities was ¥362.7 billion (down 5.3 percent).

T&D Financial Life Insurance Company:

As of March 31, 2007, total assets amounted to ¥1,078.4 billion (up 15.5 percent from March 31, 2006), mainly consisting of securities amounting to ¥977.5 billion (up 15.8 percent), cash and deposits of ¥30.6 billion (down 26.3 percent), call loans of ¥20.0 billion (no held as of March 31, 2006) and monetary trusts of ¥12.3 billion (up 59.3 percent).

Total liabilities were ¥1,044.2 billion (up 17.5 percent), and policy reserves accounting for a substantial portion of them amounted to ¥1,029.1 billion (up 17.6 percent).

Total net assets were ¥34.2 billion (total shareholders' equity as of March 31, 2006 was ¥45.2 billion), of which net unrealized gains on securities was ¥ (0.8) billion (up 61.3 percent).

4. Forecasts for the Year Ending March 31, 2008 (April 1, 2007 – March 31, 2008)

(1) Consolidated

(Billions of yen)

	Ordinary revenues	Ordinary profit	Net income
Interim	1,100	70	22
Change	(1.0%)	(16.0%)	(20.9%)
Year-end	2,180	130	37
Change	(4.6%)	(17.8%)	(4.6%)

Note: "Change" represents the amount change from the year ended March 31, 2007.

Ordinary revenues are expected to be ¥2,180 billion, a decrease of approximately ¥100 billion or 4.6 percent from the fiscal year ended March 31, 2007. Ordinary profit is expected to be ¥130 billion, a decrease of approximately ¥28 billion or 17.8 percent. This decrease is due to a decrease in income from interest and dividends and a decrease in capital gains and losses such as gains on sales of securities, not expected the level recorded at the fiscal year ended March 31, 2007.

Net income is expected to be ¥37 billion, a decrease of approximately ¥2 billion or 4.6 percent from the fiscal year ended March 31, 2007. The extent of decrease will be smaller compared with that of ordinary profit. This is due mainly to an expected decrease of provision for reserve for policyholder dividends.

Reference: Forecasts for the Year Ending March 31, 2008, of Three Life Insurance Companies (Non-consolidated Basis)

(Billions of yen)

	Taiyo Life	Daido Life	T&D Financial Life
Ordinary revenues	900	990	350
Change	(11.1%)	(6.8%)	31.5%
Ordinary profit (loss)	52	93	(20)
Change	0.7%	(23.3%)	47.8%
Core profit (loss)	56	115	(11)
Change	3.7%	(8.6%)	70.4%
Net income (loss)	12	37	(14)
Change	(10.6%)	(14.3%)	30.6%

Note: "Change" represents the amount change from the year ended March 31, 2007.

Taiyo Life Insurance Company:

It is expected that ordinary profit will be ¥52 billion which is almost equal to the fiscal year ended March 31, 2007 (up 0.7 percent). Core profit is expected to be ¥56 billion (an increase by approximately ¥2 billion, or 3.7 percent).

Net income is expected to be ¥12 billion, a decrease of approximately ¥1 billion or 10.6 percent from the fiscal year ended March 31, 2007. This is because provisions of reserve for price fluctuations, part of extraordinary losses, are expected to increase.

Daido Life Insurance Company:

It is expected that ordinary profit will be ¥93 billion (a decrease by approximately ¥28 billion, or 23.3 percent from the fiscal year ended March 31, 2007), because income from interest and dividends as well as capital gains including gains on sales of securities are expected to decrease. Core profit is also expected to decrease to ¥115 billion (a decrease by approximately ¥11 billion, or 8.6 percent).

Due to a decrease of provision for reserve for policyholder dividends, net income is expected to decrease to ¥37 billion (by approximately ¥6 billion, or 14.3 percent).

T&D Financial Life Insurance Company:

Ordinary losses are expected to be ¥20 billion, an increase of approximately ¥7 billion or 47.8 percent from the fiscal year ended March 31, 2007. This is because provision for reserve for policy reserves relating to minimum guarantee risks of variable annuities accompanying growth of new policy sales and operating expenses are expected to increase. Core profit is expected to be a loss of ¥11 billion, an increase of approximately ¥5 billion or 70.4 percent from the fiscal year ended March 31, 2007.

Mainly due to an increase of ordinary losses, net income is expected to be a loss of ¥14 billion (an increase by approximately ¥4 billion, or 30.6 percent).

(2) Non-consolidated Forecasts for T&D Holdings

The non-consolidated forecast for the year ending March 31, 2008, is as follows:

(Billions of yen)

	Operating income	Operating profit	Ordinary profit	Net income
Interim	17	16	16	16
Change	13.7%	18.3%	18.2%	18.9%
Year-end	19	16	16	16
Change	15.9%	15.9%	15.7%	17.7%

Note: "Change" represents the amount change from the year ended March 31, 2007.

Mainly due to a 2.0 billion of yen increase in receipt of dividends from group companies, operating income is expected to be ¥19 billion (an increase by 15.9 percent from the fiscal year ended March 31, 2007). By the same reason, operating profit, ordinary profit and net income are also expected to increase to ¥16 billion (by 15.9 percent), ¥16 billion (by 15.7 percent), and ¥16 billion (by 17.7 percent), respectively.

5. Basic Profit Distribution Policy

T&D Holdings' basic profit distribution policy is to retain necessary internal reserves for the group in order to maintain a sound business base for T&D Holdings and group businesses. T&D Holdings also pursues policies aimed at increasing shareholder value and paying stable dividends.

In consideration of these policies, we plan to pay a dividend of ¥65 per share for the fiscal year ended March 31, 2007. And we plan to pay a dividend of ¥65 per share for the fiscal year ending March 31, 2008. As the past, we continue an annual dividend payment approved by the Shareholders' Meeting based on the fiscal year end. According to the Articles of Incorporation, semiannual interim dividend payment as provided in Article 454-5 of the Japanese Company Law may be made by the resolution of the Board of Directors.

II. Subsidiaries and Affiliates

T&D Holdings, Inc. ("T&D Holdings" and the "Company"), was established on April 1, 2004, as a holding company through the joint transfer of the stock of Taiyo Life Insurance Company ("Taiyo Life"), Daido Life Insurance Company ("Daido Life"), and T&D Financial Life Insurance Company ("T&D Financial Life") (collectively, referred to below as the "Three Life Insurance Companies").
T&D Holdings and its subsidiaries (referred to below as the "T&D Life Group" or the "Group") comprise the holding company, 17 subsidiaries and 2 affiliated companies as of March 31, 2007. Centered on the life insurance business, the Group's operations are outlined below:



T&D Holdings, Inc.
Insurance & Insurance-Related Businesses 7 companies
Insurance
*Taiyo Life Insurance Company (Life insurance business)
*Daido Life Insurance Company (Life insurance business)
*T&D Financial Life Insurance Company (Life insurance business)
*Pet & Family Small-amount Short-term Insurance Company (Small-amount short-term insurance business)
Insurance-Related
*T&D Confirm Ltd. (Policyholder confirmation services)
*Toyo Insurance Agency Co., Ltd. (Insurance agent)
*Daido Management Service Co., Ltd. (Insurance agent)
Investment-Related Businesses 7 companies
Investment Advisory
*T&D Asset Management Co., Ltd. (Investment advisory and investment trust services)
*T&D Asset Management (U.S.A.) Inc. (Investment advisory services)
Other
*T&D Lease Co., Ltd. (Leasing)
*T&D Asset Management Cayman Inc. (Fund management of and administration)
*Taiyo Credit Guarantee Co., Ltd. (Credit guarantee services)
#Alternative Investment Capital, Ltd. (Investment in private equity funds)
#AIC Private Equity Fund General Partner, Ltd. (Fund management and administration)
Administration-Related Businesses 5 companies
Administration-Related
*T&D Customer Service Co., Ltd.
(Life insurance policy clerical services, including drafting, amendment, custody, and distribution of documents)
*Taiyo Life Career Staff Co., Ltd. (Personnel placement agency)
General Affairs and Calculation-Related
*T&D Information Systems, Ltd. (Computer software and system services)
*Zenkoku Business Center Co., Ltd. (Premium collection)
*Nihon System Shuno, Inc. (Premium collection)

*Note: Companies marked by * are consolidated subsidiaries, and companies marked by # are affiliated companies accounted for by the equity method.*

III. Management Principles and Goals

1. Basic Management Principles

With our "Try & Discover" motto for creating value, we aim to be a group that contributes to all people and societies the Group's four management visions are as follows:

(1) Aim to provide the best products and services to increase customer satisfaction.
(2) Aim to increase the value of the Group by expanding and creating value in areas where the Group can take full advantage of its strengths.
(3) Broadly fulfill our social responsibilities with high ethical standards and strict compliance practices.
(4) Aim to be an energetic group whose employees are encouraged to be creative and to take action.

2. Management Goals

The T&D Life Group aims at sustainable growth in its Embedded Value (EV)*, which is a yardstick to evaluate the corporate value of a life insurance company. Crucial for EV enhancement are "solid growth in new policy amount and the expansion of policy amount in force" as well as "attainment of higher managerial efficiency." Based on a time-driven management style, the Group will meet the said crucial challenges and strive to enhance its corporate value.

*Embedded value (EV) is the sum of adjusted book value calculated from the balance sheet, and existing business value, calculated from existing policies in force. In Europe and Canada, along with other information, EV is used to evaluate the corporate value of a stock life insurance company.

3. Medium-Term Management Strategy

T&D Life Group is pursuing the following five group strategies, along with the philosophies of "growing and expanding the insurance business" by further leveraging the unique strengths inherent in the business models of each of the Three Life Insurance Companies and "increasing operational efficiency and strategic concentration of investment " through consolidation of the Group's management resources.

(1) Growing and expanding the life insurance business
To grow and expand the Group's core business, a life insurance business, through the further reinforcement of the individual strengths of Taiyo Life, Daido Life, and T&D Financial Life — each of which has independent product strategies and sales strategies—within the Group.
(2) Strategically reallocating the Group resources
To enhance the Group's corporate value through strategic reallocation of group management resources to the internal administration department and the fields with high growth potentiality and profitability.

(3) Providing high-quality services and increasing operational efficiency

To accomplish the provision of high-quality and appropriate services through the review of all operations on payments of insurance benefits and other benefits from the customer's viewpoint and to achieve greater efficiency through the integration of such common group infrastructure as back-office services and systems.

(4) Strengthening profit management and risk management

To win trust from customers by establishing a stronger financial basis through appropriate profit management and risk management.

(5) Expanding the Group presence

To achieve the medium- and long-term growth of the Group by expanding the insurance businesses and entering into new business areas through alliances and M&A.

4. Future Tasks

In the medium run the Japanese economy is expected to continue a steady recovery reflecting an increase of business investment associated with a sustained expansion of corporate gains and a healthy trend in consumer spending because of a moderate increase of employees' income. In the Japanese life insurance market, competition is expected to intensify in offering appealing premium rates and new products and services due to aging population, diversification of customer needs and expansion of deregulation. The incidence of improper non-payment of insurance benefits and other benefits has caused relevant parties including shareholders and policyholders so much trouble and worry. The T&D Life Group is accepting the present situation seriously and will aim to make a sincere effort to prevent such a problem from occurring again. In such an environment, the T&D Life Group will strive to realize its management philosophy and win the trust of customers by offering new products and services which will fulfill customer satisfaction. From a broader and long-term viewpoint, the Group will aim at sustainable business growth in harmony with society, and will address "Business Operations to Fulfill its Corporate Social Responsibility (CSR)" through proactive communication with all of its stakeholders.

IV. Unaudited Consolidated Financial Statements

T&D Holdings, Inc.

Table of Contents

Unaudited Consolidated Balance Sheets

As of March 31,	2007		2006		Increase (decrease)	2007
	(Millions of yen)	*(%)*	*(Millions of yen)*	*(%)*	*(Millions of yen)*	*(Thousands of U.S. dollars)*
Assets:						
Cash and deposits	¥ 419,874	3.0	¥ 447,376	3.2	¥ (27,501)	$ 3,556,751
Call loans	340,800	2.4	192,534	1.4	148,266	2,886,912
Monetary claims purchased	450,533	3.2	280,577	2.0	169,956	3,816,465
Monetary trusts	113,187	0.8	250,472	1.8	(137,284)	958,810
Securities	9,870,253	70.0	9,830,655	70.3	39,598	83,610,791
Loans	2,430,540	17.2	2,518,726	18.0	(88,185)	20,589,079
Property and equipment	–	–	318,610	2.3	–	–
Tangible fixed assets	317,603	2.3	–	–	–	2,690,411
Intangible fixed assets	22,921	0.2	–	–	–	194,169
Due from agencies	1,466	0.0	1,548	0.0	(81)	12,421
Due from reinsurers	8,955	0.1	7,196	0.0	1,759	75,859
Other assets	117,719	0.8	141,437	1.0	(23,718)	997,196
Deferred tax assets	770	0.0	830	0.0	(60)	6,525
Reserve for possible loan losses	(3,648)	(0.0)	(3,732)	(0.0)	84	(30,908)
Total assets	¥14,090,977	100.0	¥13,986,233	100.0	¥ 104,744	$ 119,364,487

Unaudited Consolidated Balance Sheets (continued)

As of March 31,	2007		2006		Increase (decrease)	2007
	(Millions of yen)	*(%)*	*(Millions of yen)*	*(%)*	*(Millions of yen)*	*(Thousands of U.S. dollars)*
Liabilities:						
Policy reserves:						
Reserve for outstanding claims	¥ 73,651		¥ 68,674		¥ 4,977	$ 623,899
Policy reserve	12,073,772		11,985,462		88,310	102,276,772
Reserve for policyholder dividends	197,357		196,698		658	1,671,810
Total policy reserves	12,344,781	87.6	12,250,835	87.6	93,946	104,572,482
Due to agencies	1,313	0.0	849	0.0	464	11,124
Due to reinsurers	529	0.0	549	0.0	(20)	4,482
Short-term debenture	20,000	0.2	20,000	0.1	0	169,419
Subordinated bonds	20,000	0.2	20,000	0.1	0	169,419
Other liabilities	178,750	1.3	183,379	1.3	(4,629)	1,514,193
Reserve for bonus to directors and corporate auditors	172	0.0	–	–	172	1,457
Reserve for employees' retirement benefits	114,986	0.8	108,382	0.8	6,603	974,045
Reserve for directors' and corporate auditors' retirement benefits	3,707	0.0	3,368	0.0	339	31,410
Reserve for price fluctuations	104,542	0.7	73,995	0.6	30,546	885,575
Deferred tax liabilities	201,178	1.4	231,764	1.7	(30,585)	1,704,180
Deferred tax liabilities on land revaluation	10,787	0.1	11,494	0.1	(707)	91,377
Total liabilities	13,000,748	92.3	12,904,619	92.3	96,128	110,129,168
Minority interests	–	–	1,514	0.0	–	–
Stockholders' equity:						
Common stock:						
Authorized – 966,000,000 shares						
Issued – 246,330,000 shares	–	–	118,595	0.8	–	–
Capital surplus	–	–	106,104	0.7	–	–
Retained earnings	–	–	205,889	1.5	–	–
Land revaluation	–	–	(47,724)	(0.3)	–	–
Net unrealized gains on securities	–	–	697,511	5.0	–	–
Translation adjustment	–	–	44	0.0	–	–
Treasury stock	–	–	(322)	(0.0)	–	–
Total stockholders' equity	–	–	1,080,098	7.7	–	–
Total liabilities, minority interests and stockholders' equity	–	–	13,986,233	100.0	–	–
Net assets:						
Common stock:						
Authorized – 966,000,000 shares						
Issued – 246,330,000 shares	118,595	0.8	–	–	–	1,004,620
Capital surplus	106,106	0.8	–	–	–	898,828
Retained earnings	231,678	1.6	–	–	–	1,962,544
Treasury stock	(496)	(0.0)	–	–	–	(4,209)
Total stockholders' equity	455,883	3.2	–	–	–	3,861,783
Net unrealized gains on securities	680,401	4.8	–	–	–	5,763,671
Gains on deferred hedge	488	0.0	–	–	–	4,134
Land revaluation	(48,501)	(0.3)	–	–	–	(410,859)
Foreign currency translation adjustment	48	0.0	–	–	–	409
Total valuation and translation adjustment	632,435	4.5	–	–	–	5,357,355
Minority interests	1,909	0.0	–	–	–	16,178
Total net assets	1,090,229	7.7	–	–	–	9,235,318
Total liabilities and net assets	¥14,090,977	100.0	¥ –	–	¥ –	$ 119,364,487

See notes to unaudited consolidated financial statements.

Unaudited Consolidated Statements of Operations

Years ended March 31,	2007		2006		Increase (decrease)	2007
	(Millions of yen)	*(%)*	*(Millions of yen)*	*(%)*	*(Millions of yen)*	*(Thousands of U.S. dollars)*
Ordinary revenues:						
Income from insurance premiums	¥ 1,811,596		¥ 1,902,318		¥ (90,722)	$ 15,346,006
Investment income:						
Interest, dividends and income from real estate for rent	269,689		236,154		33,534	2,284,540
Gains from monetary trusts, net	4,767		–		4,767	40,388
Gains on investments in trading securities, net	17,824		22,157		(4,333)	150,990
Gains on sales of securities	94,247		87,559		6,687	798,366
Gains on redemptions of securities	1		467		(466)	9
Other investment income	2,763		2,762		0	23,408
Gains on separate accounts, net	18,156		116,568		(98,412)	153,799
Total investment income	407,449		465,671		(58,221)	3,451,503
Other ordinary income:						
Other ordinary income	66,954		76,282		(9,327)	567,172
Total other ordinary income	66,954		76,282		(9,327)	567,172
Equity in net income of affiliated companies	33		22		10	285
Total ordinary revenues	2,286,034	100.0	2,444,295	100.0	(158,260)	19,364,967
Ordinary expenses:						
Insurance claims and other payments:						
Insurance claims	672,425		790,900		(118,474)	5,696,108
Annuity payments	161,682		148,093		13,588	1,369,607
Insurance benefits	296,469		298,774		(2,305)	2,511,386
Surrender payments	389,975		369,103		20,871	3,303,477
Other payments	110,131		139,185		(29,053)	932,921
Total insurance claims and other payments	1,630,683		1,746,057		(115,373)	13,813,501
Provision for policy and other reserves:						
Provision for reserve for outstanding claims	4,977		–		4,977	42,160
Provision for policy reserve	88,310		172,169		(83,858)	748,080
Interest portion of reserve for policyholder dividends	947		1,001		(54)	8,025
Total provision for policy and other reserves	94,235		173,171		(78,935)	798,266
Investment expenses:						
Interest expenses	1,806		1,663		143	15,305
Losses from monetary trusts, net	–		1,055		(1,055)	0
Losses on sales of securities	52,377		26,833		25,543	443,686
Devaluation losses on securities	720		873		(152)	6,105
Losses from redemption of securities	1		1		(0)	15
Losses from derivatives, net	35,992		52,295		(16,303)	304,893
Foreign exchange losses, net	6,119		5,147		971	51,834
Provision for reserve for possible loan losses	0		–		0	5
Write-off of loans	12		23		(11)	102
Depreciation of real estate for rent	5,201		5,391		(189)	44,063
Other investment expenses	12,979		9,846		3,132	109,946
Total investment expenses	115,212		103,132		12,079	975,959
Operating expenses	208,963		209,728		(765)	1,770,126
Other ordinary expenses	78,767		75,358		3,408	667,237
Total ordinary expenses	2,127,862	93.1	2,307,448	94.4	(179,586)	18,025,091
Ordinary profit	158,172	6.9	136,846	5.6	21,325	1,339,875

Unaudited Consolidated Statements of Operations (continued)

Years ended March 31,	2007		2006		Increase (decrease)	2007
	(Millions of yen)	*(%)*	*(Millions of yen)*	*(%)*	*(Millions of yen)*	*(Thousands of U.S. dollars)*
Extraordinary gains:						
Gains on disposal of property and equipment	¥ –		¥ 908		¥ –	$ –
Gains on disposal of fixed assets	1,324		–		–	11,218
Reversal of reserve for possible loan losses	–		606		(606)	–
Recoveries of bad debts previously written-off	194		224		(30)	1,643
Other	763		143		619	6,467
Total extraordinary gains	2,281	0.1	1,883	0.0	398	19,330
Extraordinary losses:						
Losses on sale, disposal and devaluation of property and equipment	–		1,962		–	–
Losses on sale, disposal and devaluation of fixed assets	1,111		–		–	9,414
Impairment loss	1,899		3,593		(1,693)	16,088
Provision for reserve for price fluctuations	30,546		31,325		(779)	258,760
Headquarters removal costs	1,257		–		1,257	10,649
Other	494		2,434		(1,939)	4,190
Total extraordinary losses	35,309	1.5	39,316	1.6	(4,006)	299,103
Provision for reserve for policyholder dividends	56,481	2.5	44,476	1.8	12,004	478,455
Income before income taxes	68,663	3.0	54,936	2.2	13,726	581,646
Income taxes:						
Current	50,665	2.2	30,696	1.2	19,969	429,188
Deferred	(20,909)	(0.9)	(11,428)	(0.5)	(9,481)	(177,128)
Minority interests	134	0.0	123	0.0	10	1,142
Net income	¥ 38,772	1.7	¥ 35,545	1.5	¥ 3,227	$ 328,443

See notes to unaudited consolidated financial statements.

Unaudited Consolidated Statements of Surplus

Year ended March 31,	2006
	(Millions of yen)
Capital surplus:	
Balance at beginning of year	¥ 87,515
Addition:	
Issuance of new shares for capital increase	18,587
Gains on sale of treasury stock	1
Total additions	18,589
Balance at end of year	106,104
Retained earnings:	
Balance at beginning of year	180,592
Additions:	
Net income	35,545
Increase in retained earnings due to reversal of land revaluation	845
Total additions	36,391
Deductions:	
Dividends	10,865
Bonuses to directors	201
Bonuses to corporate auditors	26
Total deductions	11,093
Balance at end of year	¥ 205,889

See notes to unaudited consolidated financial statements.

Unaudited Consolidated Statements of Changes in Net Assets

	Stockholders' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total
	(Millions of yen)				
Balance as of March 31, 2006	¥118,595	¥106,104	¥205,889	¥(322)	¥430,266
Changes in the period:					
Dividends			(13,544)		(13,544)
Bonus to directors and corporate auditors			(216)		(216)
Net income			38,772		38,772
Acquisition of treasury stock				(179)	(179)
Disposal of treasury stock		2		5	8
Reversal of land revaluation			777		777
Net changes of items other than stockholders' equity					–
Total changes in the period	–	2	25,788	(174)	25,616
Balance as of March 31, 2007	¥118,595	¥106,106	¥231,678	¥(496)	¥455,883

	Valuation and translation adjustments						
	Net unrealized gains on securities	Gains on deferred hedge	Land revaluation	Foreign currency translation adjustments	Total	Minority interests	Total net assets
	(Millions of yen)						
Balance as of March 31, 2006	¥697,511	¥ –	¥(47,724)	¥44	¥649,831	¥1,514	¥1,081,613
Changes in the period:							
Dividends							(13,544)
Bonus to directors and corporate auditors							(216)
Net income							38,772
Acquisition of treasury stock							(179)
Disposal of treasury stock							8
Reversal of land revaluation							777
Net changes of items other than stockholders' equity	(17,110)	488	(777)	4	(17,395)	394	(17,000)
Total changes in the period	(17,110)	488	(777)	4	(17,395)	394	8,616
Balance as of March 31, 2007	¥680,401	¥488	¥(48,501)	¥48	¥632,435	¥1,909	¥1,090,229

	Stockholders' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total
	(Thousands of U.S. dollars)				
Balance as of March 31, 2006	$1,004,620	$898,808	$1,744,090	$(2,734)	$3,644,785
Changes in the period:					
Dividends			(114,738)		(114,738)
Bonus to directors and corporate auditors			(1,833)		(1,833)
Net income			328,443		328,443
Acquisition of treasury stock				(1,523)	(1,523)
Disposal of treasury stock		19		48	68
Reversal of land revaluation			6,582		6,582
Net changes of items other than stockholders' equity					–
Total changes in the period	–	19	218,453	(1,475)	216,998
Balance as of March 31, 2007	$1,004,620	$898,828	$1,962,544	$(4,209)	$3,861,783

	Valuation and translation adjustments						
	Net unrealized gains on securities	Gains on deferred hedge	Land revaluation	Foreign currency translation adjustments	Total	Minority interests	Total net assets
	(Thousands of U.S. dollars)						
Balance as of March 31, 2006	$5,908,614	$ –	$(404,276)	$374	$5,504,711	$12,833	$9,162,331
Changes in the period:							
Dividends							(114,738)
Bonus to directors and corporate auditors							(1,833)
Net income							328,443
Acquisition of treasury stock							(1,523)
Disposal of treasury stock							68
Reversal of land revaluation							6,582
Net changes of items other than stockholders' equity	(144,942)	4,134	(6,582)	34	(147,356)	3,345	(144,010)
Total changes in the period	(144,942)	4,134	(6,582)	34	(147,356)	3,345	72,987
Balance as of March 31, 2007	$5,763,671	$4,134	$(410,859)	$409	$5,357,355	$16,178	$9,235,318

See notes to unaudited consolidated financial statements.

Unaudited Consolidated Statements of Cash Flows

Years ended March 31,	2007	2006	Increase (decrease)	2007
		(Millions of yen)		*(Thousands of U.S. dollars)*
Cash flows from operating activities:				
Income before income taxes	¥ 68,663	¥ 54,936	¥ 13,726	$ 581,646
Depreciation of real estate for rent	5,201	5,391	(189)	44,063
Other depreciation and amortization	14,054	20,903	(6,848)	119,057
Impairment loss	1,899	3,593	(1,693)	16,088
Amortization of goodwill due to consolidation	405	–	405	3,435
Increase (decrease) in reserve for outstanding claims	4,977	(6,358)	11,335	42,160
Increase in policy reserve	88,310	172,169	(83,858)	748,080
Increase in interest portion of reserve for policyholder dividends	947	1,001	(54)	8,025
Increase in provision for reserve for policyholder dividends	56,481	44,476	12,004	478,455
Decrease in reserve for possible loan losses	(83)	(716)	633	(705)
Increase in reserve for bonus to directors and corporate auditors	172	–	172	1,457
Increase (decrease) in reserve for employees' retirement benefits	6,603	(2,534)	9,137	55,934
Increase in reserve for directors' and corporate auditors' retirement benefits	339	326	13	2,875
Increase in reserve for price fluctuations	30,546	31,325	(779)	258,760
Interest, dividends and income from real estate for rent	(269,689)	(236,154)	(33,534)	(2,284,540)
Gains on investment securities	(77,129)	(199,045)	121,916	(653,359)
Interest expense	1,806	1,663	143	15,305
Exchange losses	6,185	5,203	981	52,396
Losses on sale or disposal of property and equipment	–	667	–	–
Gains on sale or disposal of tangible assets	(345)	–	–	(2,922)
Equity in net income of affiliated companies	(33)	(22)	(10)	(285)
(Increase) decrease in amount due from agencies	81	(11)	93	693
(Increase) in amount due from reinsurers	(1,759)	(1,115)	(643)	(14,900)
(Increase) in other assets (excluding investment activities-related and financing activities-related)	(6,551)	(10,766)	4,214	(55,500)
Increase (decrease) in amount due to agencies	464	(144)	608	3,931
Decrease in amount due to reinsurers	(20)	(208)	188	(173)
Increase (decrease) in other liabilities (excluding investment activities-related and financing activities-related)	1,521	(4,038)	5,560	12,890
Other, net	41,436	61,046	(19,610)	351,010
Subtotal	(25,512)	(58,411)	32,899	(216,112)
Interest, dividends and income from real estate for rent received	260,170	239,809	20,360	2,203,901
Interest paid	(1,812)	(1,671)	(140)	(15,350)
Policyholder dividends	(56,763)	(53,462)	(3,300)	(480,840)
Other, net	11,823	6,901	4,922	100,156
Income taxes received (paid)	(43,594)	5,474	(49,068)	(369,287)
Net cash provided by (used in) operating activities	144,312	138,640	5,671	1,222,466

Unaudited Consolidated Statements of Cash Flows (continued)

Years ended March 31,	2007	2006	Increase (decrease)	2007
	(Millions of yen)			(Thousands of U.S. dollars)
Cash flows from investing activities:				
Net decrease in short-term investments	¥ 0	¥ 19	¥ (19)	$ 0
Investments in monetary claims purchased	(164,492)	(136,593)	(27,898)	(1,393,416)
Proceeds from sale and redemption of monetary claims purchased	37,041	77,863	(40,822)	313,779
Investments in monetary trusts	(25,500)	(142,200)	116,700	(216,010)
Proceeds from monetary trusts	159,308	144,346	14,962	1,349,502
Purchase of securities	(2,543,595)	(2,817,782)	274,187	(21,546,762)
Sale and redemption of securities	2,802,515	2,545,276	257,239	23,740,070
Investments in loans	(639,698)	(695,338)	55,639	(5,418,880)
Collection of loans	731,108	913,847	(182,739)	6,193,206
Other, net	(99,357)	(83,459)	(15,898)	(841,656)
Subtotal	257,329	(194,021)	451,350	2,179,833
Total of net cash provided by (used in) operating activities and investment transactions as above	401,641	(55,380)	457,022	3,402,299
Purchase of property and equipment	–	(5,406)	–	–
Purchase of tangible assets	(14,264)	–	–	(120,831)
Proceeds from sale of property and equipment	–	3,094	–	–
Proceeds from sale of tangible assets	3,484	–	–	29,515
Purchase of subsidiary's equity with a change of scope of consolidation	(186)	–	(186)	(1,579)
Net cash provided by (used in) investing activities	246,362	(196,333)	442,696	2,086,937
Cash flows from financing activities:				
Proceeds from debt	18,100	6,750	11,350	153,324
Repayments of debt	(6,316)	(5,903)	(413)	(53,504)
Proceeds from issuance of stocks	–	37,183	(37,183)	–
Purchase of treasury stock	(179)	(139)	(40)	(1,523)
Sale of treasury stock	8	7	0	68
Dividends paid	(13,229)	(10,520)	(2,708)	(112,065)
Dividends paid to minority interests	(30)	(32)	1	(259)
Net cash provided by financing activities	(1,648)	27,346	(28,994)	(13,961)
Effect of exchange rate changes on cash and cash equivalents	(6,384)	(5,312)	(1,071)	(54,083)
Net increase (decrease) in cash and cash equivalents	382,642	(35,659)	418,301	3,241,359
Cash and cash equivalents at beginning of year	834,403	870,062	(35,659)	7,068,220
Cash and cash equivalents at end of year	¥ 1,217,045	¥ 834,403	¥ 382,642	$ 10,309,579

See notes to unaudited consolidated financial statements.

Notes to Unaudited Consolidated Financial Statements

March 31, 2007

1. Summary of Significant Accounting Policies

(a) Basis of presentation

On April 1, 2004, T&D Holdings, Inc. (the "Company"), was established as a life insurance holding company, through which Taiyo Life Insurance Company ("Taiyo Life"), Daido Life Insurance Company ("Daido Life") and T&D Financial Life Insurance Company ("T&D Financial Life") (hereafter, the "Three Life Companies"), have become wholly owned subsidiaries through share transfers. The business combination was accounted for as a pooling of interests.

The Company, including its domestic consolidated subsidiaries, maintains its accounting records and prepares its financial statements in Japanese yen in accordance with the provisions of the Insurance Business Law of Japan (the "Insurance Business Law") and in conformity with generally accepted accounting principles and practices in Japan.

The accompanying consolidated financial statements are compiled from the financial statements prepared by the Company as required by the Securities and Exchange Law of Japan. In preparing the consolidated financial statements, certain items presented in the original financial statements have been reclassified and summarized for readers outside Japan. These consolidated financial statements have been prepared on the basis of generally accepted accounting principles and practices in Japan, which are different in certain respects from the application and disclosure requirements of International Financial Reporting Standards. In addition, the accompanying footnotes include information that is not required under generally accepted accounting principles and practices in Japan, but is presented herein as additional information to the consolidated financial statements.

Amounts of less than one million yen and one thousand U.S. dollars have been eliminated. As a result, yen and U.S. dollar totals shown herein do not necessarily agree with the sum of the individual amounts.

(b) Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its consolidated subsidiaries. All material intercompany balances and transactions are eliminated. The number of consolidated subsidiaries for the years ended March 31, 2007 and 2006 were 17 and 16, respectively.

Investments in affiliates are accounted for under the equity method. The number of affiliated companies for the years ended March 31, 2007 and 2006 were two, respectively.

There are no affiliated companies which are accounted for under the cost method.

Further information for consolidated subsidiaries and affiliated companies is shown in "II. Subsidiaries and affiliates."

The financial statements of subsidiaries located outside Japan for the year ended December 31 are consolidated. Appropriate adjustments have been made for material transactions between December 31 and March 31, the date of the Company's consolidated financial statements.

(c) Foreign currency translation

(i) Foreign currency accounts

Foreign currency assets and liabilities are translated into yen at the prevailing foreign exchange rates at respective balance sheet date except for certain hedging instruments and related hedged items, which are translated at the contracted rates of such hedging instruments.

All income and expenses denominated in foreign currencies are translated at the prevailing exchange rates when such transactions are made. Exchange gains and losses are credited or charged to income.

(ii) Foreign currency financial statements of consolidated subsidiaries

Assets, liabilities, income and expenses of the Company's affiliates located outside Japan are translated into yen at the exchange rates in effect at the consolidated balance sheet date in accordance with generally accepted accounting principles and practices in Japan. Gains and losses resulting from translation of foreign currency financial statements are excluded from the consolidated statements of operations and are accumulated in "Foreign currency translation adjustment" or "Minority interests" as a separate component of net assets.

(d) Investments in securities other than those of subsidiaries and affiliates

Investments in securities other than those of subsidiaries and affiliates are classified as trading, held-to-maturity, available-for-sale securities or policy reserve-matching bonds. Available-for-sale securities with readily obtainable fair values ("marketable available-for-sale securities") and trading securities are stated at fair value. Unrealized gains and losses on trading securities are reported in the consolidated statements of operations. Unrealized gains and losses on marketable available-for-sale securities are reported in a separate component of stockholders' equity, net of income taxes, unless the decline of the fair value of any particular available-for-sale securities is considered to be a permanent impairment, in which case such declines are recorded as devaluation (impairment) losses and recorded on the statements of operations. Held-to-maturity and available-for-sale securities without readily obtainable fair values are stated at amortized cost. For the purpose of computing realized gains and losses, the cost is determined on the moving-average method. Available-for-sale securities are carried at fair value with unrealized gains or losses, net of applicable income taxes, included directly in net assets.

Taiyo Life has set up policy reserve-matching bonds. The purpose of the policy reserve-matching bonds is to reflect Taiyo Life's Asset Liability Management (ALM) activity in its financial statements. Taiyo Life holds these bonds to hedge the interest rate risk arising from contracted insurance policies. Policy reserve-matching bonds are not stated at fair market value but are stated at amortized cost, matching with the accounting treatment of the policy reserve of insurance policies. For the purpose of computing realized gains and losses, cost is determined by the moving-average method.

Taiyo Life's management and investment policies for policy reserve-matching bonds include risk management guidelines for monitoring such bonds. Based on the guidelines, Taiyo Life categorizes insurance policies into (1) all policies except for "group insurance policies" and "other insurance policies" with respect to general assets, (2) all policies for "defined contribution corporate pension insurance" and "group pure endowment insurance" policies with respect to group annuity insurance assets, and (3) all policies with respect to single premium whole life insurance assets.

Effective for the year ended March 31, 2007, Taiyo Life changed the category from policies basis to assets basis. General assets previously included policies with maturities of less than 25 years, however, to be consistent with actual condition of the liabilities, all policies are included in the general assets. Taiyo Life newly added a category for single premium whole life insurance assets for the purpose of presenting assets and liabilities more accurately.

There is no impact on the consolidated balance sheets due to the changes mentioned above.

(e) Reserve for possible loan losses

The reserve for possible loan losses is established in accordance with the Three Life Companies' Self-Assessment Guidelines. With respect to loans to borrowers subject to bankruptcy and similar proceedings, the Three Life Companies provide specific reserves in the amount of the loan balance less amounts collectible from collateral, guarantees and by other means. For loans to borrowers who are not yet bankrupt but highly likely to fall into bankruptcy, management determines and provides for the necessary specific reserve amount based on an overall assessment of the borrowers' ability to pay after subtracting the amount collectible from collateral, guarantees and by other means. With respect to other loans, the Three Life Companies provide for a general reserve by applying the historical loan-loss ratio determined over a fixed period. Each loan is subject to asset assessment by the business-related division in accordance with the Three Life Companies' Self-Assessment Guidelines, and the results of the assessment are reviewed by the internal auditing division, which is independent from the business-related division, before the reserve amount is finally determined.

Other consolidated subsidiaries also establish reserves for possible loan losses using the procedures in the same manner as the Three Life Companies. The provision of the reserve is based on the results of self-assessment procedures and also provides for an amount, if considered necessary by management, by applying the historical loan-loss ratio determined over a fixed period.

(f) Reserve for price fluctuations

Pursuant to requirements under Article 115 of the Insurance Business Law, the Three Life Companies maintain a reserve for price fluctuations primarily related to stocks, bonds and foreign currency-denominated assets which are exposed to losses due to market price fluctuations. This reserve may only be used to reduce deficits arising from price fluctuations on those assets.

(g) Policy reserve

Pursuant to requirements under Article 116 of the Insurance Business Law, the Three Life Companies maintain a policy reserve for the fulfilment of future obligations under life insurance contracts. The reserve of the accompanying consolidated financial statements is established pursuant to the net level premium method. This method assumes a constant or level amount of net insurance premiums over the term of the relevant policy in calculating the amount of the reserve required to fund all future policy benefits. The net insurance premium is the portion of the premium covering insurance underwriting risk, based on factors such as mortality rates, investment yield and policy cancellation rates, and excluding the portion covering administrative expenses. The net level premium reserve is calculated using interest and mortality rates set by the Financial Services Agency. For policies issued after April 2001, the net level premium reserve is calculated using an annual 1.5% interest rate and the mortality rate specified in the Life Insurance Companies Standard Mortality Table 1996.

For the calculation of the reserve for the insurance contracts whose conditions were changed under Article 69-4-4 of the "Enforcement Regulation of the Insurance Business Law," T&D Financial Life applied the net level premium method in place of the Zillmer Method, of which period is the premium paying year of the contracts. The effect of this change was to decrease ordinary profit and income before income taxes by ¥4,074 million ($34,516 thousand) for the year ended March 31, 2007.

In addition to the above, to provide for any extraordinary risks which might arise in the future, the Three Life Companies are required to maintain a contingency reserve at an amount determined based on requirements under the Insurance Business Law.

(h) Reserve for bonus to directors and corporate auditors

To provide for payment of the bonus to directors and corporate auditors, the Company and its consolidated subsidiaries set up a reserve for directors' and corporate auditors' bonus based on the expected amount to be paid in the year ended March 31, 2007.
Effective for the year ended March 31, 2007, the Company adopted Accounting Standards Board of Japan (ASBJ) Statement No. 4 "Accounting Standard for Directors' Bonus" issued by ASBJ. The effect of this change was to decrease ordinary profit and income before income taxes by ¥172 million ($1,457 thousand) for the year ended March 31, 2007.

(i) Reserve for employees' retirement benefits

The Company and its consolidated subsidiaries maintain noncontributory defined benefit plans covering substantially all employees. Under the plans, qualified employees are entitled to lump-sum or annuity payments based on their current rate of salaries and length of service at retirement or termination of employment for reasons other than dismissal.

The Company and its consolidated subsidiaries set up a reserve for employees' retirement benefits under the defined benefit plans based on the actuarial calculation value of the retirement benefit obligations and the pension assets. The attribution of retirement benefits to periods of employees' service is made based on the benefit/years of service approach.

Net obligation at translation on the employees' retirement benefits plan due to the change of rules for some employees' retirement benefits by Taiyo Life is recorded on statements of operations for the year ended March 31, 2007.

Net actuarial gains and losses on the employees' retirement benefits plan are recorded on statements of operations when incurred.

(j) Reserve for directors' and corporate auditors' retirement benefits

The Company and certain domestic consolidated subsidiaries have maintained retirement benefit plans covering all directors and corporate auditors. Under the plans, all directors and corporate auditors are entitled to lump-sum or annuity payments based on their current rate of salaries and length of service at retirement.

The Company and these certain domestic consolidated subsidiaries set up a reserve for directors' and corporate auditors' retirement benefits under the defined benefit plans based on an actuarial calculation of the value of the retirement benefit obligations. The attribution of retirement benefits to periods of consignees' service is made based on the benefit/years of service approach.

(k) Income taxes

The Company has adopted the consolidated corporate tax system. The consolidated corporate tax system allows companies to pay taxes based on the combined profits or losses of a parent company and its wholly owned domestic subsidiaries. Due to the adoption of the consolidated corporate tax system, a portion of valuation allowance for deferred tax assets was reduced in respect of certain consolidated subsidiaries' tax loss carryforwards for which there had been uncertainty regarding realization.

The provision for income taxes is based on income recognized for financial statement purposes, which includes deferred income taxes representing the effects of temporary differences between income recognized for financial reporting purposes and income tax purposes. Deferred tax assets and liabilities are determined based on the difference between assets and liabilities for financial reporting purposes and tax purposes using the statutory tax rate.

(l) Tangible fixed assets

Tangible fixed assets are stated at cost less accumulated depreciation. Depreciation is computed by the straight-line method for buildings acquired on and after April 1, 1998 and by the declining-balance method for other property and equipment, based on estimated useful lives ranging from 3 to 50 years for buildings and improvements and from 2 to 20 years for equipment.

(m) Software

Development costs for internal-use software, which are included in intangible fixed assets, are capitalized and amortized under the straight-line method over their estimated useful lives of 5 years.

(n) Leases

Under the Japanese accounting standards for leases, finance leases that have been deemed to transfer ownership of the leased property to the lessee ("ownership-transfer finance lease") are capitalized by the lessee, while other finance leases ("nonownership-transfer finance lease") are permitted to be accounted for as operating lease transactions.

The Company and its consolidated subsidiaries treat all nonownership-transfer finance leases as operating leases. Accordingly, leased assets with respect to nonownership-transfer finance leases where the Company is the lessee are not recognized in the accompanying consolidated balance sheets and lease payments are charged to expense when incurred. Nonownership-transfer finance leases where the Company is lessor are not treated as finance transactions and related leased assets are included in other assets in the accompanying consolidated balance sheets. Depreciation of leased assets is computed by the straight-line method over the respective lease period. Lease income is recognized when incurred.

(o) Land revaluation

Taiyo Life revalued its land for operating purposes as of March 31, 2002, as permitted by the Land Revaluation Law (the "Law"), which became effective in 1998. In accordance with provisions under the Law and related ordinances, the revaluation is a one-time event and subsequent valuation gains or losses after the initial revaluation are not reflected in the consolidated financial statements but are disclosed if additional valuation losses are subsequently recognized after the initial revaluation. Net revaluation gains or losses are not recorded on statements of operations but are reported as a separate component of net assets, net of income taxes. In case the Company sells a part of such revalued land, related revaluation gains or losses are transferred to retained earnings. Book values of land for operating use before and after revaluation as of March 31, 2002 were ¥143,340 million and ¥110,220 million, respectively.

(p) Derivative financial instruments

Changes in the fair values of the derivatives designated and qualifying as hedges are either charged to income, reported as other assets/liabilities in the consolidated balance sheets, or not recognized based on whether such hedges are considered a fair value, cash flow or special hedge. Derivative financial instruments designated in special hedge relationships are not revalued but the contractual rates of the derivative financial instruments are reflected in income or expense measurement of the hedged items. Changes in fair value of derivatives designated as fair value hedges of assets and liabilities are recognized in income as an offset to the fair value adjustments of the related hedged items. The fair value of instruments hedging anticipated transactions and referred to as cash flow hedges are recognized in the consolidated balance sheets and are reclassified into income when the related hedged item impacts income.

The effectiveness of the hedging is measured by reference to the market fluctuations or the cash flow fluctuations as they affect the particular hedged item and hedging instrument.

Taiyo Life uses deferral hedge and fair value hedge. The special treatment for interest rate swaps is applied only where the interest rate swaps satisfy the requirements for hedge accounting. The hedge instruments and hedge items for Taiyo Life are follows.

a. Hedge instrument: Interest rate swaps
   Hedge item: Loans and bonds

b. Hedge instrument: Foreign exchange contracts
   Hedge item: Foreign currency denominated assets

c. Hedge instrument: Individual stock options
   Hedge item: Domestic equities

d. Hedge instrument: Margin transactions
   Hedge item: Domestic equities

e. Hedge instrument: Forward trading
   Hedge item: Domestic equities

Taiyo Life measures hedge effectiveness semi-annually using the method comparing the variability of the cash flow of the hedging instrument to the variability of the cash flow of the hedged item. However, Taiyo Life omits the test of hedge effectiveness of special treatment for interest rate swaps, same currency interest rate swaps, and individual stock options, margin transactions and forward trading with domestic equities as hedged items.

Daido Life uses fair value hedge and deferral hedge. The assignment accounting for foreign exchange contracts with certificates of deposit in foreign currency as the hedge item is applied only where the hedge instrument satisfy the requirements. The hedge instruments and hedge items for Daido Life are follows.

a. Hedge instrument: Foreign exchange contracts
   Hedge item: Foreign currency denominated available-for-sale securities and certificates of deposit

b. Hedge instrument: Interest rate swaps
   Hedge item: Available-for-sale bonds

Daido Life measured the hedge effectiveness and determined that a part of interest rate swaps to which deferral hedge was used had not fulfilled the requirement of application of the hedge accounting, thus, the hedge accounting for the interest rate swaps was no longer applied for the year ended March 31, 2007.

There is no impact from the above change on the consolidated balance sheet.

(q) Accounting for consumption taxes

Consumption taxes received or paid by the Company and its domestic consolidated subsidiaries are not included in income and expenses. The net of consumption taxes received and paid are separately recorded on the consolidated balance sheets. Where consumption taxes paid are not fully credited against consumption taxes received, the noncredited portion is charged as an expense in the period in which the consumption taxes are paid. However, certain noncredited portions of consumption taxes paid, such as the purchase of property and equipment, are not charged to expense but are deferred as prepaid expenses and amortized against income over a five-year period on a straight-line basis.

(r) Amortization of goodwill

Goodwill is fully amortized when incurred.

(s) Cash and cash equivalents

Cash equivalents consist of highly liquid investments without significant market risk, such as demand deposits and short-term investments with an original maturity of three months or less.

(t) Presentation of Net Assets in the Balance Sheet

Effective for the year ended March 31, 2007, the Company adopted ASBJ Statement No. 5 "Accounting Standards for Presentation of Net Assets in the Balance Sheet" and ASBJ Guidance No. 8 "Guidance on Accounting Standards for Presentation of Net Assets in the Balance Sheet" issued by ASBJ.

Total equity calculated by the former presentation method was ¥1,087,831 million ($9,215,005 thousand).

Due to the revision of the regulations regarding consolidated financial statements, the "Net assets" of the consolidated balance sheets for the year ended March 31, 2007 were prepared in accordance with the revised regulations.

(u) Changes in method of presentation

Pursuant to the revision of the exhibit forms on the "Enforcement Regulation of the Insurance Business Law (Cabinet Office Order No. 59)", the method of the presentation has been changed as follows:

On the consolidated balance sheets, formerly presented as "property and equipment" is presented as "tangible fixed assets". The balance of "intangible fixed assets", formerly presented as a part of "other assets", was ¥22,733 million as of March 31, 2006.

In the consolidated statements of operations, formerly presented as "gains on sale of property and equipment" and "losses on sale, disposal and devaluation of property and equipment" are presented as "gains on sale of fixed assets" and "losses on sale, disposal and devaluation of fixed assets" respectively.

On the consolidated statements of cash flows, formerly presented as "gains/losses on sale or disposal of property and equipment" is presented as "gains/losses on sale or disposal of tangible assets". Also, formerly presented as "purchase of property and equipment" and "proceeds from sale of property and equipment" are presented as "purchase of tangible assets" and "proceeds from sale of tangible assets" respectively.

(v) Net assets per share

Net assets per share is computed based on the number of shares of common stock outstanding at the end of each fiscal year.

(w) Net income per share

Net income per share is computed based on the weighted average number of shares of common stock outstanding during each fiscal year.

(x) Appropriation of retained earnings

As in the past, the Company continues an annual dividend payment approved by the Ordinary Shareholders' Meeting. According to the Articles of Incorporation, semiannual interim dividend payment may be made by the resolution of the Board of Directors.

2. U.S. Dollar Amounts

The translations of yen amounts into U.S. dollar amounts are included solely for the convenience of the reader and have been made, as a matter of arithmetical computation only, at the rate of ¥118.05=U.S.$1, which is the approximate rate prevailing at March 31, 2007. The translations should not be construed as representations that such yen amounts have been, could have been or could in the future be converted into U.S. dollars at that or any other rate.

3. Loans

Delinquent loans of the Company and its consolidated subsidiaries as of March 31, 2007 and 2006 are summarized as follows:

	As of March 31		
	2007	2006	**2007**
	(Millions of yen)		*(Thousands of U.S. dollars)*
Loans to bankrupt companies	**¥ 559**	¥ 315	**$ 4,735**
Past due loans	**2,873**	2,564	**24,338**
Loans overdue for three months or more	**4,165**	4,698	**35,289**
Restructured loans	**406**	472	**3,442**
Total	**¥8,004**	¥8,049	**$67,805**

"Loans to bankrupt companies" are loans to borrowers that are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings on which the Company and its consolidated subsidiaries have stopped accruing interest after determining that collection or repayment of principal or interest is unlikely due to significant delay in payment of principal or interest or for some other reason.

"Past due loans" are loans, other than those categorized as "Loans to bankrupt companies" and loans for which due dates for interest payments have been rescheduled for purposes of restructuring or supporting of the borrower, on which the Company and its consolidated subsidiaries have stopped accruing interest based on self-assessment.

"Loans overdue for three months or more" are loans other than those categorized as "Loans to bankrupt companies" or "Past due loans" for which principal and/or interest are overdue for three months or more.

"Restructured loans" are loans other than those categorized as "Loans to bankrupt companies," "Past due loans" or "Loans overdue for three months or more" for which agreements have been made between the relevant parties to provide a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims and/or other terms in favor of the borrower for purposes of restructuring or supporting of the borrower.

With respect to "Loans to bankrupt companies" and "Past due loans" that are covered by collateral and guarantees, the Company and its consolidated subsidiaries write-off the portion of such loans that is not collectable from collateral and guarantees, and charges such amounts to the reserve for possible loan losses. Write-offs relating to bankrupt companies for the years ended March 31, 2007 and 2006 amounted to ¥6 million ($56 thousand) and ¥6 million, respectively. Past due loans decreased due to write-offs ¥240 million ($2,037 thousand) and ¥1,337 million for the years ended March 31, 2007 and 2006, respectively.

The Company and its consolidated subsidiaries' outstanding loan commitments with borrowers as of March 31, 2007 and 2006 are summarized as follows:

	As of March 31		
	2007	2006	**2007**
	(Millions of yen)		*(Thousands of U.S. dollars)*
Total loan commitments	**¥2,500**	¥1,800	**$21,177**
Less amount drawn down	**336**	513	**2,846**
Unused loan commitments	**¥2,163**	¥1,286	**$18,330**

Based on the loan commitment agreements, the extension of credit is subject to the Company and its consolidated subsidiaries' review procedures. The review procedures consist ensuring the use of funds and assessing the creditworthiness of the borrower. Since not all of the outstanding commitments will be drawn down, the outstanding commitment amounts do not necessarily represent future cash requirements.

4. Accumulated Depreciation of Tangible Fixed Assets

Accumulated depreciation of tangible fixed assets as of March 31, 2007 and 2006 were ¥203,137 million ($1,720,774 thousand) and ¥198,771 million, respectively.

5. Separate Accounts

The consolidated balance sheets include ¥786,065 million ($6,658,750 thousand) and ¥618,093 million of assets and liabilities in equal amounts related to separate accounts as of March 31, 2007 and 2006, respectively.

Separate account assets and liabilities reported in the accompanying consolidated balance sheets represent funds that are administered and invested by the Three Life Companies to meet specific investment objectives of the policyholders. All gains and losses relating to separate account assets and liabilities are offset by a corresponding provision for or reversal of policy reserve and do not affect the Three Life Companies' net income. Separate accounts are established in conformity with the Insurance Business Law. The assets of each account are separately managed to identify investment results of each such account, although they are not legally segregated in terms of their treatment in case of bankruptcy of the insurance company.

Securities invested under the separate accounts are deemed as trading securities and stated at fair value. Cost is determined by the moving-average method.

6. Reserve for Policyholder Dividends

An analysis of the reserve for policyholder dividends included in policy reserves for the years ended March 31, 2007 and 2006 are as follows:

	Years ended March 31		
	2007	2006	**2007**
	(Millions of yen)		*(Thousands of U.S. dollars)*
Balance at beginning of period	**¥196,698**	¥204,665	**$1,666,232**
Policyholder dividends	**(56,763)**	(53,462)	**(480,840)**
Increase in interest	**947**	1,001	**8,025**
Increase due to other reasons	**–**	17	**–**
Decrease due to other reasons	**(7)**	–	**(62)**
Provision for reserve for policyholder dividends	**56,481**	44,476	**478,455**
Balance at end of period	**¥197,357**	¥196,698	**$1,671,810**

Provision for reserve for policyholder dividends includes the transferred amount from unordinary dividends stated in the reorganization program on T&D Financial Life. This amounted to ¥593 million ($5,026 thousand).

7. Subordinated Bonds

Taiyo Life issued domestic unsecured subordinated notes with an early redeemable option (the "Notes"). Taiyo Life, by way of the issuance of the Notes, intends to enhance its solvency margin ratio as well as develop its relationship with domestic market investors, with a focus on investors in Japan.

The bankruptcy, commencement of corporate reorganization proceedings and commencement of civil rehabilitation proceedings are subordination events for the Notes. When a subordination event occurs, the principal amount and interest of the Notes will not be paid until the conditions for suspension are completed.

A description of the Notes is shown below:

	As of March 31, 2007 and 2006					
	Subscription date	Opening balance	Ending balance	Offered rate	Guarantee	Maturity
		(Millions of yen)				
Series 1	November 14, 2003	¥20,000	¥20,000	1.75%	Unsecured	November 19, 2013

The offered rate is 1.75% until November 19, 2008 and 2.4% plus the offered rate per annum for six-month Japanese yen deposits thereafter and redeemable at the option of Taiyo Life on November 19, 2008 and on each interest payment date thereafter.

8. Other Liabilities

Other liabilities included ¥35,000 million ($296,484 thousand) of subordinated borrowings as of March 31, 2007 and 2006, respectively.

9. Commitments

The amounts of the Three Life Companies' future contributions to the Policyholder Protection Fund, which was taken over by the Policyholder Protection Corporation under the Enactment Law for Financial System Reform in the year ended March 31, 2000, were estimated at ¥794 million ($6,727 thousand) and ¥2,346 million as of March 31, 2007 and 2006, respectively. The contributions are recorded on statements of operation as an operating expense when paid, as the amount of future contributions is not yet fixed.

The amounts of future contributions to the Policyholder Protection Corporation, which are estimated in accordance with Article 259 of the Insurance Business Law, were ¥31,557 million ($267,326 thousand) and ¥31,263 million as of March 31, 2007 and 2006, respectively. The contributions are also recorded on statements of operation as an operating expense when paid, as the amount of future contributions is not yet fixed.

A total of ¥145,797 million ($1,235,048 thousand) and ¥145,462 million of the Three Life Companies' investments in securities was mainly pledged as collateral for the overdraft limit of exclusive account of real-time gross settlement of government bonds with the Bank of Japan, the benefit of the Policyholder Protection Corporation to secure such future contributions and as a substitution of collateral for margin trading and margin for futures contracts as of March 31, 2007 and 2006, respectively.

10. Organizational Change Surplus

The organizational change surplus, which is the portion of net assets attributable to contributions by past policyholders as of the date of the demutualization of Taiyo Life and Daido Life and whose distribution is restricted by Article 91 of the Insurance Business Law, amounted to ¥63,158 million ($535,013 thousand) and ¥10,836 million ($91,794 thousand) as of March 31, 2007, respectively.

11. Investments in Affiliates

Securities included ¥213 million ($1,810 thousand) and ¥186 million of investments in affiliates as of March 31, 2007 and 2006, respectively.

12. Extraordinary Gains – Other

Other extraordinary gains include the transferred amount from reserve assets of unordinary dividends stated in the reorganization program on T&D Financial Life. This amounted to ¥593 million ($5,026 thousand).

13. Impairment Loss

Impairment loss relating to fixed assets as of March 31, 2007 is as follows:

(1) Categorization of assets

The Three Life Companies categorize real estate owned for insurance marketing purposes as a single asset group. Other assets such as lease property and unused real estate are categorized separately. The other consolidated subsidiaries categorize real estate on a company by company basis.

(2) Background of impairment loss

Because of decreases in fair market value and rental income, impairment loss was recognized as the difference between the existing book value and recoverable amount. This decrease is reported in extraordinary losses as "Impairment loss."

(3) Impairment loss per asset group

Asset	The number of impairment loss	Impairment loss			
		Land	Buildings		Total
			(Millions of yen)		*(Thousands of U.S. dollars)*
Lease assets	8	¥1,290	¥609	¥1,899	$16,088

Note: Summarized above is to clarify the category of incurred impairment losses by various asset groups.

(4) Calculation method of recoverable amount

The recoverable amount is based on the use value and the net realizable value. The use value is calculated by discounting future cash flows at 5.8%. In principle, the net realizable value is calculated by subtracting the estimated costs of disposal from appraisal value calculated in accordance with the real estate appraisal standard.

14. Consolidated Statements of Changes in Net Assets

(1) Type and number of shares issued and treasury shares

	Number of shares as of the previous fiscal year-end	Number of shares increased in the fiscal year	Number of shares decreased in the fiscal year	Number of shares as of the fiscal year-end
Shares issued:				
Common stock	246,330,000	–	–	246,330,000
Treasury stock:				
Common stock	58,753	21,055	960	78,848

Note 1: Treasury stock increased 21,055 shares by purchasing odd-lot shares.
Note 2: Treasury stock decreased 960 shares by accepting requests of adding to holding odd-lot shares.

(2) Information of shareholder dividends

The amount of policyholder dividends is as follows:

Date of resolution	Type of shares	Amount of shareholder dividends		Shareholder dividends per share		Record Date	Effective date
		(Millions of yen)	*(Thousands of U.S. dollars)*	*(Yen)*	*(U.S. dollars)*		
Ordinary shareholders' meeting held on June 28, 2006	Common stocks	¥13,544	$114,738	¥55	$0.46	March 31, 2006	June 28, 2006

The amount of policyholder dividends that is affected in the year ending March 31, 2008 while its record date is in the year ended March 31, 2007 is as follows:

Date of resolution	Type of shares	Amount of shareholder dividends		Underlying assets	Shareholder dividends per share		Record date	Effective date
		(Millions of yen)	*(Thousands of U.S. dollars)*		*(Yen)*	*(U.S. dollars)*		
Ordinary shareholders' meeting held on June 27, 2007	Common stocks	¥16,006	$135,589	Retained earnings	¥65	$0.55	March 31, 2007	June 28, 2007

Note: This agenda will be presented in ordinary shareholders' meeting held on June 27, 2007.

15. Consolidated Statements of Cash Flows

The following table provides a reconciliation of cash and cash equivalents in the consolidated statements of cash flows to cash and cash deposits as stated in the consolidated balance sheets as of March 31, 2007 and 2006:

	As of March 31		
	2007	2006	**2007**
	(Millions of yen)		*(Thousands of U.S. dollars)*
Cash and deposits	**¥ 419,874**	¥ 447,376	**$ 3,556,751**
Less: deposits with an original maturity of more than three months	**(90)**	(90)	**(762)**
Call loans	**340,800**	192,534	**2,886,912**
Monetary claims purchased	**450,533**	280,577	**3,816,465**
Less: monetary claims purchased other than cash and cash equivalents	**(269,413)**	(141,487)	**(2,282,201)**
Securities purchased	**9,870,253**	9,830,655	**83,610,791**
Less: securities purchased other than cash and cash equivalents	**(9,594,912)**	(9,775,162)	**(81,278,378)**
Cash and cash equivalents	**¥ 1,217,045**	¥ 834,403	**$ 10,309,579**

16. Segment Information

Segment information is not required to be disclosed, as ordinary revenues and total assets related to the Company and its consolidated subsidiaries' insurance business in Japan exceed 90% of the total amounts of both ordinary revenues and total assets.

17. Lease Transactions

Information regarding nonownership-transfer finance leases were as follows:

(1) As lessee

Pro forma information of nonownership-transfer finance leases contracted as a lessee, such as acquisition cost and related accumulated depreciation of leased assets, obligation under finance leases, depreciation expense and interest expense of finance leases, which is required under Japanese accounting standards for leases as of March 31, 2007 and 2006 are summarized as follows:

	As of March 31		
	2007	2006	**2007**
	(Millions of yen)		*(Thousands of U.S. dollars)*
Tangible fixed assets:			
Acquisition cost	**¥124**	¥108	**$1,053**
Accumulated depreciation	**(43)**	(81)	**(368)**
Net carrying value	**¥ 80**	¥ 26	**$ 684**
Other:			
Acquisition cost	**¥131**	¥ 71	**$1,118**
Accumulated depreciation	**(25)**	(2)	**(216)**
Net carrying value	**¥106**	¥ 69	**$ 901**
Total:			
Acquisition cost	**¥256**	¥180	**$2,171**
Accumulated depreciation	**(69)**	(84)	**(585)**
Net carrying value	**¥187**	¥ 95	**$1,586**

Obligations under finance leases as of March 31, 2007 and 2006 were as follows:

	As of March 31		
	2007	2006	**2007**
	(Millions of yen)		*(Thousands of U.S. dollars)*
Due within one year	**¥ 50**	¥23	**$ 431**
Due after one year	**138**	72	**1,169**
Total	**¥188**	¥96	**$1,600**

Total payments for nonownership-transfer finance leases for the years ended March 31, 2007 and 2006 were ¥48 million ($408 thousand) and ¥18 million, respectively.

Depreciation and imputed interest cost, which are not reflected in the accompanying consolidated statements of operations, for the years ended March 31, 2007 and 2006 were as follows:

	Years ended March 31		
	2007	2006	**2007**
	(Millions of yen)		*(Thousands of U.S. dollars)*
Depreciation	**¥45**	¥17	**$388**
Imputed interest cost	**3**	0	**31**

Depreciation is computed by the straight-line method over the respective lease period. The residual value at the end of the lease period is not considered for the calculation of depreciation. Imputed interest cost is computed by the interest method.

Future minimum lease payments on operating leases as of March 31, 2007 and 2006 were as follows:

	As of March 31		
	2007	2006	**2007**
	(Millions of yen)		*(Thousands of U.S. dollars)*
Due within one year	**¥0**	¥5	**$5**
Due after one year	**–**	0	**–**
Total	**¥0**	¥6	**$5**

(2) As lessor

Information of nonownership-transfer finance leases contracted as a lessor, required under Japanese accounting standards, as of March 31, 2007 and 2006 are summarized as follows.

Leased assets included in the accompanying consolidated balance sheets accounted for under operating lease accounting are summarized as follows:

	As of March 31		
	2007	2006	**2007**
	(Millions of yen)		*(Thousands of U.S. dollars)*
Other:			
Acquisition cost	**¥ 52,920**	¥ 49,171	**$ 448,291**
Accumulated depreciation	**(30,223)**	(26,751)	**(256,024)**
Net carrying value	**¥ 22,697**	¥ 22,420	**$ 192,267**

The amounts equivalent to the minimum lease payments to be received as of March 31, 2007 and 2006 were as follows:

	As of March 31		
	2007	2006	**2007**
	(Millions of yen)		*(Thousands of U.S. dollars)*
Due within one year	**¥ 7,618**	¥ 7,712	**$ 64,532**
Due after one year	**21,887**	20,972	**185,409**
Total	**¥29,505**	¥28,685	**$249,941**

Gross lease income, recovery to the principal amount and net lease income if the Company applied finance lease accounting to nonownership-transfer finance leases for the years ended March 31, 2007 and 2006 would have been as follows:

	Years ended March 31		
	2007	2006	**2007**
	(Millions of yen)		*(Thousands of U.S. dollars)*
Gross lease income	**¥8,612**	¥8,366	**$72,953**
Recovery of principal amount	**7,585**	7,347	**64,260**
Net lease income	**1,447**	1,312	**12,262**

Imputed interest cost is computed by the interest method.

18. Income Taxes

The Company and its domestic consolidated subsidiaries are subject to corporate (national) and inhabitants (local) taxes based on income. The footnote disclosure of reconciliation between the enacted tax rate and the corporate tax rate is as follows. Since for the year ended March 31, 2006 the difference between the enacted tax rate used and the corporate tax rate used is less than 5% of the enacted tax rates, the footnote disclosure is omitted.

	Years ended March 31	
	2007	2006
	(%)	
Statutory tax rate	**36.1%**	–
Valuation allowance	**4.1**	–
Permanent difference items including entertainment expense, etc.	**1.3**	–
Other, net	**1.8**	–
Effective tax rate	**43.3%**	–

Significant components of deferred tax assets and liabilities of the Company and consolidated subsidiaries as of March 31, 2007 and 2006 are summarized below:

	As of March 31		
	2007	2006	**2007**
	(Millions of yen)		*(Thousands of U.S. dollars)*
Deferred tax assets:			
Policy reserves	**¥ 90,863**	¥ 82,046	**$ 769,699**
Reserve for employees' retirement benefits	**41,556**	39,166	**352,025**
Reserve for price fluctuations	**37,746**	26,717	**319,746**
Devaluation losses on securities	**10,021**	10,146	**84,890**
Unrealized gains on available-for-sale securities	**9,959**	9,432	**84,368**
Deferred loss on sales of tangible assets	**4,322**	4,142	**36,612**
Tax loss carryforward	**4,257**	3,468	**36,062**
Reserve for bonus payments	**3,321**	3,336	**28,132**
Reserve for possible loan losses	**1,405**	1,774	**11,906**
Other	**8,770**	8,038	**74,293**
Subtotal	**212,222**	188,270	**1,797,738**
Valuation allowance	**(15,956)**	(13,024)	**(135,167)**
Total deferred tax assets	**196,266**	175,245	**1,662,570**
Deferred tax liabilities:			
Unrealized gains on available-for-sale securities	**(393,539)**	(403,639)	**(3,333,669)**
Accrued dividend income	**(1,757)**	(1,615)	**(14,884)**
Deferred gain on sales of real estate	**(908)**	(916)	**(7,695)**
Other	**(469)**	(8)	**(3,976)**
Total deferred tax liabilities	**(396,674)**	(406,179)	**(3,360,225)**
Net deferred tax asset	**¥(200,408)**	¥(230,933)	**$ 1,697,655**
Amounts recognized in consolidated balance sheet:			
Assets	**¥ 770**	¥ 830	**$ 6,525**
Liabilities	**201,178**	231,764	**1,704,180**
	¥(200,408)	¥(230,934)	**$ 1,697,655**

19. Investments in Securities

(1) As of March 31, 2007

Securities classified as trading securities by the Company and its consolidated subsidiaries as of March 31, 2007 are summarized as follows:

Carrying amount	Valuation difference charged to earnings-gains
(Millions of yen)	
¥944,537	**¥(113)**

Carrying amount	Valuation difference charged to earnings-gains
(Thousands of U.S. dollars)	
$8,001,167	**$(963)**

Investments in held-to-maturity securities with readily obtainable fair value as of March 31, 2007 are summarized as follows:

	Carrying amount	Fair value	Gross unrealized gains (losses)
		(Millions of yen)	
Items with fair value exceeding carrying amount:			
Domestic bonds:			
Government bonds	¥151,675	¥152,589	¥ 913
Municipal bonds	21,755	22,243	488
Corporate bonds	44,422	45,458	1,036
Total domestic bonds	217,853	220,291	2,438
Foreign bonds	-	-	-
Other securities	50,281	50,764	483
Total	268,134	271,056	2,922
Items with fair value not exceeding carrying amount:			
Domestic bonds:			
Government bonds	227,189	224,129	(3,059)
Municipal bonds	3,501	3,428	(72)
Corporate bonds	88,233	86,724	(1,509)
Total domestic bonds	318,924	314,283	(4,641)
Foreign bonds	15,000	14,992	(7)
Other securities	87,639	86,494	(1,144)
Total	421,563	415,770	(5,793)
Grand total	¥689,698	¥686,826	¥(2,871)

	Carrying amount	Fair value	Gross unrealized gains (losses)
		(Thousands of U.S. dollars)	
Items with fair value exceeding carrying amount:			
Domestic bonds:			
Government bonds	$1,284,840	$1,292,580	$ 7,739
Municipal bonds	184,286	188,427	4,141
Corporate bonds	376,306	385,082	8,776
Total domestic bonds	1,845,433	1,866,090	20,657
Foreign bonds	-	-	-
Other securities	425,932	430,028	4,096
Total	2,271,365	2,296,119	24,753
Items with fair value not exceeding carrying amount:			
Domestic bonds:			
Government bonds	1,924,516	1,898,600	(25,915)
Municipal bonds	29,660	29,046	(614)
Corporate bonds	747,426	734,640	(12,786)
Total domestic bonds	2,701,603	2,662,288	(39,315)
Foreign bonds	127,064	127,001	(63)
Other securities	742,391	732,693	(9,697)
Total	3,571,059	3,521,983	(49,076)
Grand total	$5,842,425	$5,818,102	$(24,323)

Note: Other securities include certificates of deposits amounting to ¥5,000 million ($42,354 thousand) that are shown as cash and deposits, commercial paper amounting to ¥28,982 million ($245,509 thousand) and beneficiary trust certificates amounting to ¥103,938 million ($880,458 thousand) that are shown as monetary claims purchased on the consolidated balance sheet as of March 31, 2007.

Policy reserve-matching bonds with readily obtainable fair value as of March 31, 2007 are summarized as follows:

	Carrying amount	Fair value	Gross unrealized gains (losses)
		(Millions of yen)	
Items with fair value exceeding carrying amount:			
Domestic bonds:			
Government bonds	¥ 431,298	¥ 435,755	¥ 4,456
Municipal bonds	129,224	131,302	2,078
Corporate bonds	307,269	311,125	3,856
Total	867,791	878,183	10,391
Items with fair value not exceeding carrying amount:			
Domestic bonds:			
Government bonds	145,959	145,227	(731)
Municipal bonds	189,091	188,011	(1,080)
Corporate bonds	452,143	449,491	(2,651)
Total	787,194	782,731	(4,463)
Grand total	¥1,654,986	¥1,660,914	¥ 5,927

	Carrying amount	Fair value	Gross unrealized gains (losses)
		(Thousands of U.S. dollars)	
Items with fair value exceeding carrying amount:			
Domestic bonds:			
Government bonds	$ 3,653,522	$ 3,691,275	$ 37,753
Municipal bonds	1,094,657	1,112,264	17,607
Corporate bonds	2,602,871	2,635,536	32,664
Total	7,351,052	7,439,076	88,024
Items with fair value not exceeding carrying amount:			
Domestic bonds:			
Government bonds	1,236,422	1,230,223	(6,199)
Municipal bonds	1,601,793	1,592,644	(9,148)
Corporate bonds	3,830,100	3,807,636	(22,463)
Total	6,668,316	6,630,504	(37,811)
Grand total	$14,019,368	$14,069,581	$ 50,212

Available-for-sale securities with readily obtainable fair value as of March 31, 2007 are summarized as follows:

	Acquisition cost	Carrying amount	Difference
		(Millions of yen)	
Items with carrying amount exceeding acquisition cost:			
Domestic bonds:			
Government bonds	¥ 345,167	¥ 355,370	¥ 10,203
Municipal bonds	788,870	797,803	8,933
Corporate bonds	878,985	892,063	13,078
Total domestic bonds	2,013,022	2,045,237	32,215
Domestic equities	584,085	1,268,363	684,277
Foreign securities:			
Foreign bonds	638,973	663,813	24,839
Foreign equities	90,378	120,385	30,006
Foreign other securities	85,066	97,284	12,218
Total foreign securities	814,418	881,483	67,064
Other securities	699,906	956,321	256,415
Total	4,111,433	5,151,406	1,039,972
Items with carrying amount not exceeding acquisition cost:			
Domestic bonds:			
Government bonds	242,396	240,730	(1,666)
Municipal bonds	253,935	251,378	(2,557)
Corporate bonds	459,961	454,081	(5,880)
Total domestic bonds	956,294	946,190	(10,104)
Domestic equities	68,150	58,196	(9,954)
Foreign securities:			
Foreign bonds	191,469	189,629	(1,839)
Foreign equities	10,495	9,906	(588)
Foreign other securities	10,127	9,226	(900)
Total foreign securities	212,091	208,762	(3,329)
Other securities	471,933	467,936	(3,996)
Total	1,708,470	1,681,085	(27,384)
Grand total	¥5,819,903	¥6,832,491	¥1,012,588

	Acquisition cost	Carrying amount	Difference
	(Thousands of U.S. dollars)		
Items with carrying amount exceeding acquisition cost:			
Domestic bonds:			
Government bonds	$ 2,923,908	$ 3,010,338	$ 86,429
Municipal bonds	6,682,509	6,758,184	75,674
Corporate bonds	7,445,870	7,556,660	110,789
Total domestic bonds	17,052,289	17,325,183	272,894
Domestic equities	4,947,784	10,744,287	5,796,502
Foreign securities:			
Foreign bonds	5,412,740	5,623,153	210,413
Foreign equities	765,598	1,019,781	254,182
Foreign other securities	720,593	824,099	103,506
Total foreign securities	6,898,931	7,467,033	568,102
Other securities	5,928,895	8,100,989	2,172,094
Total	34,827,901	43,637,494	8,809,593
Items with carrying amount not exceeding acquisition cost:			
Domestic bonds:			
Government bonds	2,053,336	2,039,221	(14,115)
Municipal bonds	2,151,088	2,129,427	(21,660)
Corporate bonds	3,896,331	3,846,516	(49,814)
Total domestic bonds	8,100,756	8,015,165	(85,591)
Domestic equities	577,305	492,981	(84,323)
Foreign securities:			
Foreign bonds	1,621,931	1,606,346	(15,585)
Foreign equities	88,906	83,917	(4,989)
Foreign other securities	85,788	78,158	(7,629)
Total foreign securities	1,796,627	1,768,422	(28,204)
Other securities	3,997,738	3,963,884	(33,853)
Total	14,472,427	14,240,454	(231,972)
Grand total	$49,300,328	$57,877,949	$8,577,620

Note 1: Other securities include certificates of deposits amounting to ¥116,500 million ($986,869 thousand) that are shown as cash and deposits, commercial paper amounting to ¥166,128 million ($1,407,273 thousand) and beneficiary trust certificates amounting to ¥149,757 million ($1,268,594 thousand) that are shown as monetary claims purchased on the consolidated balance sheet as of March 31, 2007.

Note 2: Impairment losses with respect to the available-for-sale securities with readily obtainable fair value as of March 31, 2007 totaled ¥339 million ($2,873 thousand) and were charged to income. Impairment loss was recognized when the fair market value of securities as of March 31, 2007 decreased from the acquisition cost by 30% or more.

Gross gains of ¥93,883 million ($795,282 thousand) and gross losses of ¥41,588 million ($352,291 thousand) were recorded on the sales of securities classified as available-for-sale for the year ended March 31, 2007. Total proceeds on such sales amounted to ¥1,437,906 million ($12,180,483 thousand) for the year ended March 31, 2007.

Gross gains of ¥364 million ($3,083 thousand) and gross losses of ¥10,789 million ($91,394 thousand) were recorded on the sales of securities classified as policy reserve-matching bonds for the year ended March 31, 2007. Total proceeds on such sales amounted to ¥586,074 ($4,964,630 thousand) for the year ended March 31, 2007.

There are no sales of securities classified as held-to-maturity bonds for the year ended March 31, 2007.

Securities without readily obtainable fair value held by the Company as of March 31, 2007 are summarized as follows:

	Carrying amount	
	(Millions of yen)	*(Thousands of U.S. dollars)*
Available-for-sale securities:		
Unlisted stocks	¥ 32,199	$ 272,761
Foreign securities/unlisted stocks	0	0
Foreign securities/other securities	257,849	2,184,241
Other securities	28,797	243,939
Total	¥318,846	$2,700,941

The Company reclassified certain bonds originally classified as held-to-maturity securities, with a net book value of ¥1,240,403 million ($10,507,443 thousand), into available-for-sale securities. To secure mobility to the shift of securities corresponding to long-term insurance liabilities, the held-to-maturity securities in general assets were reclassified. As a result of the reclassification, the balance of available-for-sale securities increased ¥8,270 million ($70,061 thousand), the balance of monetary claims purchased decreased ¥676 million ($5,727 thousand) and net unrealized gains on available-for-sale securities increased ¥4,852 million ($41,102 thousand).

The carrying value of bonds classified as available-for-sale and held-to-maturity securities at March 31, 2007, by contractual maturity date, is as follows:

	Due in one year or less	Dues after one year through five years	Due after five years through 10 years	Due after 10 years
	(Millions of yen)			
Government bonds	¥ 399,135	¥ 413,450	¥ 306,810	¥ 432,745
Municipal bonds	164,910	683,658	461,645	82,541
Corporate bonds	200,244	972,411	564,816	489,387
Domestic equities	-	-	2,000	-
Foreign bonds	96,007	385,112	220,798	165,531
Foreign equities	-	3,719	2,098	-
Other foreign securities	314	27,397	79,054	40,884
Other securities	316,843	34,052	25,167	242,972
Total	¥1,177,455	¥2,519,802	¥1,662,391	¥1,454,061

	Due in one year or less	Dues after one year through five years	Due after five years through 10 years	Due after 10 years
		(Thousands of U.S. dollars)		
Government bonds	**$3,381,067**	**$ 3,502,332**	**$ 2,598,984**	**$ 3,665,780**
Municipal bonds	**1,396,952**	**5,791,260**	**3,910,591**	**699,205**
Corporate bonds	**1,696,268**	**8,237,287**	**4,784,554**	**4,145,593**
Domestic equities	**-**	**-**	**16,941**	**-**
Foreign bonds	**813,277**	**3,262,287**	**1,870,379**	**1,402,214**
Foreign equities	**-**	**31,508**	**17,772**	**-**
Other foreign securities	**2,667**	**232,080**	**669,673**	**346,329**
Other securities	**2,683,973**	**288,456**	**213,195**	**2,058,213**
Total	**$9,974,206**	**$21,345,214**	**$14,082,093**	**$12,317,336**

(2) As of March 31, 2006

Securities classified as trading securities by the Company and its consolidated subsidiaries as of March 31, 2006 are summarized as follows:

Carrying amount	Valuation difference charged to earnings-gains
(Millions of yen)	
¥747,069	¥116,015

Investments in held-to-maturity securities with readily obtainable fair value as of March 31, 2006 are summarized as follows:

	Carrying amount	Fair value	Gross unrealized gains (losses)
		(Millions of yen)	
Items with fair value exceeding carrying amount:			
Domestic bonds:			
Government bonds	¥ 181,546	¥ 186,872	¥ 5,326
Municipal bonds	349,033	354,834	5,801
Corporate bonds	352,857	360,319	7,462
Total domestic bonds	883,436	902,026	18,590
Foreign bonds	40,849	41,492	642
Other securities	24,219	24,256	36
Total	948,505	967,775	19,269
Items with fair value not exceeding carrying amount:			
Domestic bonds:			
Government bonds	208,209	204,860	(3,348)
Municipal bonds	227,518	222,056	(5,461)
Corporate bonds	432,979	422,234	(10,744)
Total domestic bonds	868,706	849,150	(19,555)
Foreign bonds	36,897	36,516	(381)
Other securities	127,304	124,244	(3,059)
Total	1,032,908	1,009,911	(22,996)
Grand total	¥1,981,414	¥1,977,687	¥ (3,727)

Note: Other securities include certificates of deposits amounting to ¥5,000 million that are shown as cash and deposits, commercial paper amounting to ¥28,998 million and beneficiary trust certificates amounting to ¥117,525 million that are shown as monetary claims purchased on the consolidated balance sheet as of March 31, 2006.

Policy reserve-matching bonds with readily obtainable fair value as of March 31, 2006 are summarized as follows:

	Carrying amount	Fair value	Gross unrealized gains (losses)
		(Millions of yen)	
Items with fair value exceeding carrying amount:			
Domestic bonds:			
Government bonds	¥ 192,548	¥ 193,288	¥ 740
Municipal bonds	23,731	24,067	335
Corporate bonds	120,889	122,513	1,623
Total	337,169	339,870	2,700
Items with fair value not exceeding carrying amount:			
Domestic bonds:			
Government bonds	350,739	345,996	(4,743)
Municipal bonds	288,386	282,308	(6,077)
Corporate bonds	797,003	782,770	(14,232)
Total	1,436,129	1,411,075	(25,053)
Grand total	¥1,773,298	¥1,750,945	¥(22,353)

Available-for-sale securities with readily obtainable fair value as of March 31, 2006 are summarized as follows:

	Acquisition cost	Carrying amount	Difference
		(Millions of yen)	
Items with carrying amount exceeding acquisition cost:			
Domestic bonds:			
Government bonds	¥ 127,742	¥ 134,965	¥ 7,223
Municipal bonds	410,981	417,852	6,871
Corporate bonds	462,602	471,343	8,740
Total domestic bonds	1,001,326	1,024,162	22,835
Domestic equities	681,219	1,429,572	748,352
Foreign securities:			
Foreign bonds	476,628	499,196	22,568
Foreign equities	73,980	88,546	14,566
Foreign other securities	54,469	60,277	5,808
Total foreign securities	605,077	648,021	42,943
Other securities	562,214	815,428	253,214
Total	2,849,838	3,917,184	1,067,346
Items with carrying amount not exceeding acquisition cost:			
Domestic bonds:			
Government bonds	148,291	145,950	(2,340)
Municipal bonds	199,179	194,911	(4,267)
Corporate bonds	337,066	331,641	(5,425)
Total domestic bonds	684,537	672,503	(12,033)
Domestic equities	19,156	18,175	(980)
Foreign securities:			
Foreign bonds	349,103	341,624	(7,479)
Foreign equities	16,006	15,123	(883)
Foreign other securities	64,275	62,560	(1,715)
Total foreign securities	429,386	419,308	(10,077)
Other securities	355,536	352,784	(2,752)
Total	1,488,616	1,462,772	(25,844)
Grand total	¥4,338,454	¥5,379,957	¥1,041,502

Note 1: Other securities include certificates of deposits amounting to ¥63,000 million that are shown as cash and deposits, commercial paper amounting to ¥116,091 million and beneficiary trust certificates amounting to ¥17,961 million that are shown as monetary claims purchased on the consolidated balance sheet as of March 31, 2006.

Note 2: Impairment losses with respect to the available-for-sale securities with readily obtainable fair value as of March 31, 2006 totaled ¥314 million and were charged to income. Impairment loss was recognized when the fair market value of securities as of March 31, 2006 decreased from the acquisition cost by 30% or more.

Gross gains of ¥86,692 million and gross losses of ¥19,844 million were recorded on the sales of securities classified as available-for-sale for the year ended March 31, 2006. Total proceeds on such sales amounted to ¥1,366,507 million for the year ended March 31, 2006.

Gross gains of ¥812 million and gross losses of ¥6,988 million were recorded on the sales of securities classified as policy reserve-matching bonds for the year ended March 31, 2006. Total proceeds on such sales amounted to ¥370,366 million for the year ended March 31, 2006.

Net gains of ¥54 million were recorded through the sales of securities classified as held-to-maturity bonds for the year ended March 31, 2006. Total proceeds on such sales amounted to ¥4,947 million, and total acquisition costs for such bonds amounted to ¥4,892 million.

To prevent the decrease of holding asset liquidity and the forecast of future cash flows, this transaction was performed so that the liquidity of group insurance asset would be maintained.

Securities without readily obtainable fair value held by the Company as of March 31, 2006 are summarized as follows:

	Carrying amount
	(Millions of yen)
Available-for-sale securities:	
Unlisted stocks (excluding over-the-counter stocks)	¥ 31,138
Foreign securities/unlisted stocks (excluding over-the-counter stocks)	–
Foreign securities/other securities	246,763
Other securities	19,590
Total	¥297,492

The carrying value of bonds classified as available-for-sale and held-to-maturity securities at March 31, 2006, by contractual maturity date, is as follows:

	Due in one year or less	Dues after one year through five years	Due after five years through 10 years	Due after 10 years
		(Millions of yen)		
Government bonds	¥278,337	¥ 270,059	¥ 281,477	¥382,959
Municipal bonds	120,796	758,227	595,588	26,821
Corporate bonds	132,675	1,106,904	780,608	483,113
Foreign bonds	72,379	432,431	276,571	137,207
Foreign equities	–	–	–	–
Other foreign securities	1,308	26,390	49,405	52,229
Other securities	213,333	21,280	18,910	132,024
Total	¥818,832	¥2,615,294	¥2,002,562	¥1,214,354

20. Investment in Monetary Trusts

(1) As of March 31, 2007

Monetary trusts classified as trading purpose trusts by the Company and its consolidated subsidiaries as of March 31, 2007 are summarized as follows:

Carrying amount	Valuation difference charged to earnings-losses
(Millions of yen)	
¥12,340	**¥(2,979)**

Carrying amount	Valuation difference charged to earnings-losses
(Thousands of U.S. dollars)	
$104,538	**$(25,235)**

There are no monetary trusts for held-to-maturity or policy reserve-matching purposes as of March 31, 2007.

Monetary trusts other than investment, held-to-maturity and policy reserve-matching purpose as of March 31, 2007 are summarized as follows:

	Acquisition cost	Carrying amount	Gross unrealized gains
		(Millions of yen)	
Monetary trusts	**¥46,773**	**¥76,546**	**¥29,772**

	Acquisition cost	Carrying amount	Gross unrealized gains
		(Thousands of U.S. dollars)	
Monetary trusts	**$396,221**	**$648,427**	**$252,205**

Note: In addition to the monetary trusts above, joint monetary trusts amounting to ¥24,300 million ($205,844 thousand) are stated at the acquisition cost on the consolidated balance sheet as of March 31, 2007.

(2) As of March 31, 2006

Monetary trusts classified as trading purpose trusts by the Company and its consolidated subsidiaries as of March 31, 2006 are summarized as follows:

Carrying amount	Valuation difference charged to earnings-losses
(Millions of yen)	
¥7,748	¥(4,406)

There are no monetary trusts for held-to-maturity or policy reserve-matching purposes as of March 31, 2006.

Monetary trusts other than investment, held-to-maturity and policy reserve-matching purpose as of March 31, 2006 are summarized as follows:

	Acquisition cost	Carrying amount	Gross unrealized gains
		(Millions of yen)	
Monetary trusts	¥160,634	¥198,374	¥37,740

Note 1: In addition to the monetary trusts above, joint monetary trusts amounting to ¥44,350 million are stated at the acquisition cost on the consolidated balance sheet as of March 31, 2006.

Note 2: Impairment losses with respect to monetary trusts other than investment, held-to-maturity and policy reserve-matching as of March 31, 2006 amounted to ¥21 million and were charged to income. Impairment loss was recognized when the fair market value of securities as of March 31, 2006 decreased from the acquisition cost by 30% or more.

21. Derivative Financial Instruments

The Three Life Companies use swaps, forwards, futures and option contracts to hedge exposure to changes in interest rates, foreign exchange rates and stock and bond prices for assets in the consolidated balance sheets or for future investments, and to manage the differences in the duration of its assets and liabilities. In addition, the companies trade credit derivatives within certain internal guidelines, such as total notional amount and credit rating of entities to be referred under the credit derivatives.

The Three Life Companies have established internal rules regarding derivative financial instruments including policies and procedures for risk assessment, approval, reporting and monitoring. Based on such rules, the use of new types of derivative financial instruments must be approved by the Board of Directors. Such rules enable the companies to maintain an adequate control environment for derivative financial instruments. All dealing functions, such as the front, back and middle offices, are completely separated into different departments. The middle office, the Total Risk Monitoring Department, periodically monitors, measures and analyzes risks related to derivative financial instruments, and periodically reports total risk, position and gains and losses to the Board of Directors.

Because the Three Life Companies use derivative financial instruments mainly to hedge or manage market risk exposures resulting from assets on the consolidated balance sheets, the risk of derivative financial instruments is limited through offsetting the risk arising from those assets. Instruments are traded either over an exchange or with counterparties of high credit quality and the risk of nonperformance by the counterparties is therefore considered to be remote.

The Three Life Companies use derivative financial instruments for the purpose of complementing risk hedges, which are linked with cash product assets. Accordingly, the Three Life Companies do not make a deal for speculative trades.

Taiyo Life focuses on the stable investment management of assets and leverages risks linking hedge purposes with holding cash product assets. Daito Life focuses on efficient investment management of assets and complementing trades of cash product assets. Daido Life uses derivative financial instruments where trades are limited for the above policy.

To minimize the risks of minimum death guaranty and guaranteed minimum living benefit for individual variable annuities, T&D Financial Life uses derivative trades in monetary trusts for hedge purposes against increasing risks, owing to falling prices related to the subjected cash product assets in separate accounts.

The following tables show a summary of the notional amounts and current market or fair values of derivative financial instruments held as of March 31, 2007 and 2006. Notional amounts do not represent exposure to credit loss.

	As of March 31, 2007			
	Notional amounts		Current market or fair value	Valuation gains (losses)
	Over one year	One year or less		
	(Millions of yen)			
Interest rate swap (fixed interest receipt)	**¥116,235**	**¥ 29,789**	**¥ (733)**	**¥ (733)**
Interest rate swap (fixed interest pay)	**138,382**	**1,400**	**1,209**	**1,209**
Foreign exchange contracts sold	**-**	**789,672**	**788,415**	**1,256**
Foreign exchange contracts bought	**-**	**995**	**1,005**	**10**
Bond futures contracts sold	**-**	**22,559**	**22,537**	**21**
Stock index futures sold	**-**	**16,563**	**16,753**	**(189)**
Stock index options bought (put)	**-**	**-**	**-**	**-**
Total valuation losses, net				**¥1,576**

	As of March 31, 2006			
	Notional amounts		Current market or fair value	Valuation gains (losses)
	Over one year	One year or less		
	(Millions of yen)			
Interest rate swap (fixed interest receipt)	¥123,240	¥ 15,046	¥ (2,083)	¥(2,083)
Interest rate swap (fixed interest pay)	139,782	2,600	3,309	3,309
Foreign exchange contracts sold	–	684,568	692,495	(7,927)
Foreign exchange contracts bought	–	156	156	(0)
Bond futures contracts sold	–	27,233	26,958	274
Stock index futures sold	–	26,375	28,417	(2,041)
Stock index options bought (put)	–	19,996	340	(986)
Total valuation losses, net				¥(9,454)

	As of March 31, 2007			
	Notional amounts		Current market or fair value	Valuation gains (losses)
	Over one year	One year or less		
	(Thousands of U.S. dollars)			
Interest rate swap (fixed interest receipt)	**$ 984,626**	**$ 252,344**	**$ (6,210)**	**$ (6,210)**
Interest rate swap (fixed interest pay)	**1,172,232**	**11,859**	**10,247**	**10,247**
Foreign exchange contracts sold	**-**	**6,689,302**	**6,678,660**	**10,642**
Foreign exchange contracts bought	**-**	**8,429**	**8,519**	**90**
Bond futures contracts sold	**-**	**191,097**	**190,912**	**185**
Stock index futures sold	**-**	**140,310**	**141,914**	**(1,603)**
Stock index options bought (put)	**-**	**-**	**-**	**-**
Total valuation losses, net				**$13,350**

Note 1: The transactions that apply deferral hedge and fair value hedge accounting, including special treatment for interest rate swaps, are included above.

Note 2: Foreign currency monetary assets or liabilities that are fixed at the yen amount at settlement time by employing foreign exchange forward contracts and are stated in yen in the accompanying consolidated balance sheets are excluded above.

T&D Financial Life uses monetary trusts to execute derivatives trades. The following tables show a summary of the notional amounts and current market or fair values of derivative financial instruments held as of March 31, 2007 and 2006.

	As of March 31, 2007			
	Notional amounts		Current market or fair value	Valuation gains (losses)
	Over one year	One year or less		
	(Millions of yen)			
Currency options bought (put)	**¥32,286**	**¥3,406**		
Option premium	**(4,338)**	**(134)**	**¥(2,170)**	**¥(2,301)**
Currency options bought (put) in USD	**19,976**	**2,126**		
Option premium	**(2,930)**	**(93)**	**(1,646)**	**(1,377)**
Currency options bought (put) in EUR	**12,309**	**1,279**		
Option premium	**(1,407)**	**(41)**	**(524)**	**(923)**
Stock index options bought (put)	**97,500**	**6,908**		
Option premium	**(12,518)**	**(292)**	**(7,777)**	**(5,034)**
Total valuation losses, net				**¥(7,335)**

	As of March 31, 2006			
	Notional amounts		Current market or fair value	Valuation gains (losses)
	Over one year	One year or less		
	(Millions of yen)			
Currency options bought (put)	¥26,945	¥2,455		
Option premium	(3,393)	(53)	¥(1,918)	¥(1,528)
Currency options bought (put) in USD	15,536	1,429		
Option premium	(2,125)	(33)	(1,203)	(955)
Currency options bought (put) in EUR	11,408	1,026		
Option premium	(1,267)	(19)	(714)	(572)
Stock index options bought (put)	59,531	4,409		
Option premium	(6,908)	(105)	(4,185)	(2,828)
Total valuation gains, net				¥(4,356)

	As of March 31, 2007			
	Notional amounts		Current market or fair value	Valuation gains (losses)
	Over one year	One year or less		
	(Thousands of U.S. dollars)			
Currency options bought (put)	**$273,495**	**$28,858**		
Option premium	**36,747**	**1,138**	**$18,387**	**$(19,497)**
Currency options bought (put) in USD	**169,223**	**18,016**		
Option premium	**24,823**	**791**	**13,943**	**(11,671)**
Currency options bought (put) in EUR	**104,272**	**10,842**		
Option premium	**11,923**	**346**	**4,443**	**(7,826)**
Stock index options bought (put)	**825,922**	**58,518**		
Option premium	**106,045**	**2,481**	**65,882**	**(42,644)**
Total valuation losses, net				**$(62,142)**

Note 1: The transactions that apply deferral hedge and fair value hedge accounting, including special treatment for interest rate swaps, are included above.

Note 2: Foreign currency monetary assets or liabilities that are fixed at the yen amount at settlement time by employing foreign exchange forward contracts and are stated in yen in the accompanying consolidated balance sheets are excluded above.

22. Reserve for Employees' Retirement Benefits

The components of net periodic pension cost are summarized below:

	Years ended March 31		
	2007	2006	**2007**
	(Millions of yen)		*(Thousands of U.S. dollars)*
Service cost	**¥ 5,692**	¥5,752	**$ 48,218**
Interest cost	**2,486**	2,567	**21,061**
Expected return on assets	**(384)**	(332)	**(3,260)**
Amortization of unrecognized net actuarial loss	**7,820**	480	**66,243**
Amortization of unrecognized net obligation at translation	**314**	–	**2,660**
Net periodic pension cost	**15,927**	8,467	**134,924**
Other	**124**	149	**1,054**
Total pension cost	**¥16,052**	¥8,617	**$135,979**

Assumptions used in accounting for the plans were as follows:

	Years ended March 31	
	2007	2006
Discount rate	**1.9% – 2.3%**	1.9% – 2.3%
Expected long-term rate of return on assets	**1.25% – 2.49%**	1.25% – 2.6%

The plans' funded status as of March 31, 2007 and 2006 is summarized below:

	As of March 31		
	2007	2006	**2007**
	(Millions of yen)		*(Thousands of U.S. dollars)*
Projected benefit obligation	**¥135,898**	¥127,369	**$1,151,192**
Plan assets	**(20,912)**	(18,986)	**(177,147)**
Reserve for employees' retirement benefits	**¥114,986**	¥108,382	**$ 974,045**

23. Per Share Information

Net assets per share computed based on the number of shares of common stock outstanding as of March 31, 2007 and 2006 were ¥4,419.55 ($37.43) and ¥4,384.93, respectively. Net income per share computed based on the weighted-average number of shares of common stock outstanding during the year ended March 31, 2007 and 2006 were ¥157.45 ($1.33) and ¥146.19, respectively.

A summary of the net assets per share computations is as follows:

	As of March 31		
	2007	2006	**2007**
	(Millions of yen)		*(Thousands of U.S. dollars)*
Net assets	**¥1,090,229**	–	**$9,235,318**
Minority interests	**(1,909)**	–	**(16,178)**
Net income available to common stockholders	**¥1,088,319**	–	**$9,219,139**
	(Shares)		
The number of shares of common stock outstanding	**246,251,152**	–	

A summary of the net income per share computations is as follows:

	As of March 31		
	2007	2006	**2007**
	(Millions of yen)		*(Thousands of U.S. dollars)*
Net income	**¥38,772**	¥35,545	**$328,443**
Bonuses to directors and corporate auditors	**(–)**	(216)	**(–)**
Net income available to common stockholders	**¥38,772**	¥35,328	**$328,443**
	(Shares)		
Weighted-average common shares outstanding	**246,261,507**	241,664,575	

24. Subsequent Events

There were no applicable subsequent events in 2007 and 2006.

V. Unaudited Non-Consolidated Financial Statements

T&D Holdings, Inc.

Table of Contents

Unaudited Non-Consolidated Balance Sheets

As of March 31,	2007 (Millions of yen)	2007 (%)	2006 (Millions of yen)	2006 (%)	Increase (decrease) (Millions of yen)	2007 (Thousands of U.S. dollars)
Assets:						
Current assets:						
Cash and deposits	¥ 17,477		¥ 19,056		¥ (1,579)	$ 148,049
Prepaid expenses	18		23		(4)	156
Deferred tax assets	78		99		(21)	666
Accounts receivable	29,381		27,086		2,295	248,893
Other current assets	7		0		7	61
Total current assets	46,963	7.4	46,266	7.5	697	397,827
Fixed assets:						
Tangible fixed assets:						
Buildings	126		67		59	1,075
Machinery and equipment	8		0		8	72
Total tangible fixed assets	135	0.0	68	0.0	67	1,147
Intangible fixed assets:						
Trademark	2		3		(0)	23
Software	9		2		7	81
Total intangible fixed assets	12	0.0	5	0.0	6	105
Investments and other assets:						
Investments in subsidiaries	583,171		571,066		12,105	4,940,037
Deferred tax assets	79		65		14	676
Deposit for rent	1,653		1,805		(152)	14,005
Total investments and other assets	584,904	92.6	572,937	92.5	11,967	4,954,719
Total fixed assets	585,052	92.6	573,011	92.5	12,041	4,955,972
Total assets	¥ 632,016	100.0	¥ 619,277	100.0	¥ 12,738	$5,353,800
Liabilities:						
Current liabilities:						
Accounts payable	¥ 7,326		¥ 9,129		¥ (1,802)	$ 62,065
Accrued expenses	127		95		32	1,084
Income tax payable	20,475		16,614		3,861	173,451
Consumption tax payable	8		29		(20)	72
Deposits received	5		4		0	42
Reserve for bonus to directors and corporate auditors	43		–		43	365
Total current liabilities	27,987	4.4	25,873	4.2	2,113	237,082
Fixed liabilities:						
Long-term debt	10,700		–		10,700	90,639
Reserve for directors' and corporate auditors' retirement benefits	252		160		92	2,142
Deposits received	1,545		1,545		–	13,088
Total fixed liabilities	12,498	2.0	1,705	0.3	10,792	105,870
Total liabilities	40,485	6.4	27,579	4.5	12,906	342,953
Stockholders' equity:						
Common stock:						
Authorized – 966,000,000 shares						
Issued – 246,330,000 shares	–	–	118,595	19.2	–	–
Capital surplus:						
Additional paid-in capital	–		450,903		–	–
Gains on sale of treasury stock	–		1		–	–
Total capital surplus	–	–	450,905	72.8	–	–
Retained earnings	–	–	22,520	3.6	–	–
Treasury stock	–	–	(322)	(0.1)	–	–
Total stockholders' equity	–	–	591,698	95.5	–	–
Total liabilities and stockholders' equity	¥ –	–	¥ 619,277	100.0	¥ –	$ –

Unaudited Non-Consolidated Balance Sheets (continued)

As of March 31,	2007		2006		Increase (decrease)	2007
	(Millions of yen)	*(%)*	*(Millions of yen)*	*(%)*	*(Millions of yen)*	*(Thousands of U.S. dollars)*
Net assets:						
Stockholders' equity:						
Common stock:						
Authorized – 966,000,000 shares						
Issued – 246,330,000 shares	¥ 118,595	18.8	–	–	–	$ 1,004,620
Capital surplus:						
Additional paid-in capital	450,903		–	–	–	3,819,600
Other capital surplus	3		–	–	–	31
Total capital surplus	450,907	71.3	–	–	–	3,819,632
Retained earnings:						
Unappropriated retained earnings	22,524	3.6	–	–	–	190,802
Total retained earnings	22,524	3.6	–	–	–	190,802
Treasury stock	(496)	(0.1)	–	–	–	(4,209)
Total stockholders' equity	591,530	93.6	–	–	–	5,010,846
Total net assets	591,530	93.6	–	–	–	5,010,846
Total liabilities and net assets	¥ 632,016	100.0	–	–	–	$5,353,800

Unaudited Non-Consolidated Statements of Operations

Years ended March 31,	2007		2006		Increase (decrease)	2007
	(Millions of yen)	*(%)*	*(Millions of yen)*	*(%)*	*(Millions of yen)*	*(Thousands of U.S. dollars)*
Operating income:						
Dividends on Investments in subsidiaries	¥ 13,546		¥ 10,867		¥ 2,679	$ 114,752
Fees and commissions received from subsidiaries	2,852		2,776		76	24,167
Total operating income	16,399	100.0	13,643	100.0	2,755	138,919
Operating expenses:						
General and administrative expenses	2,596	15.8	2,427	17.8	(169)	21,994
Operating profit	13,802	84.2	11,216	82.2	(2,586)	116,924
Non-operating income:						
Interest income	34		0		33	292
Interest on tax refund	0		12		(12)	0
Fee income	6		3		3	58
Other income	1		0		1	16
Total non-operating income	43	0.3	17	0.1	25	367
Non-operating expenses:						
Interest expenses	1		–		1	11
Amortization for stock issuance costs	–		239		(239)	–
Fees and commissions paid	15		–		15	127
Other expenses	0		–		0	4
Total non-operating expenses	16	0.1	239	1.7	(223)	142
Ordinary profit	13,829	84.3	10,994	80.6	2,834	117,149
Extraordinary losses:						
Headquarter removal costs	127	0.8	–	–	127	1,076
Income before income taxes	13,702	83.6	10,994	80.6	2,707	116,072
Income taxes:						
Current	107	0.7	105	0.8	2	909
Deferred	6	0.0	(41)	(0.3)	48	57
Net income	13,588	82.9	10,930	80.1	2,657	115,105
Unappropriated retained earnings at beginning of year	–		11,589		–	–
Unappropriated retained earnings at end of year	¥ –		¥ 22,520		¥ –	$ –

Unaudited Non-Consolidated Statements of Surplus

Years ended March 31,	2006
	(Millions of yen)
Unappropriated retained earnings at end of year	¥ 22,520
Appropriation of retained earnings:	
Dividends to shareholders	
(cash dividends per share: ¥55 in 2006)	13,544
Bonus to directors	28
Bonus to corporate auditors	10
Total appropriation of retained earnings	13,584
Unappropriated retained earnings carried forward	¥ 8,936

Unaudited Non-Consolidated Statements of Changes in Net Assets

	(Millions of yen)								
	Stockholders' equity								
		Capital Surplus			Retained earnings				
	Common stock	Additional paid-in capital	Other capital surplus	Total capital surplus	Unappropriated retained earnings	Total retained earnings	Treasury stock	Total	Total net assets
Balance as of March 31, 2006	118,595	450,903	1	450,905	22,520	22,520	(322)	591,698	591,698
Changes in the period									
Dividends					(13,544)	(13,544)		(13,544)	(13,544)
Bonus to directors and corporate auditors					(39)	(39)		(39)	(39)
Net income					13,588	13,588		13,588	13,588
Acquisition of treasury stock							(179)	(179)	(179)
Disposal of treasury stock			2	2			5	8	8
Total changes in the period	–	–	2	2	3	3	(174)	(167)	(167)
Balance as of March 31, 2007	118,595	450,903	3	450,907	22,524	22,524	(496)	591,530	591,530

	(Thousands of U.S. dollars)								
	Stockholders' equity								
		Capital Surplus			Retained earnings				
	Common stock	Additional paid-in capital	Other capital surplus	Total capital surplus	Unappropriated retained earnings	Total retained earnings	Treasury stock	Total	Total net assets
Balance as of March 31, 2006	1,004,620	3,819,600	12	3,819,613	190,768	190,768	(2,734)	5,012,268	5,012,268
Changes in the period									
Dividends					(114,738)	(114,738)		(114,738)	(114,738)
Bonus to directors and corporate auditors					(332)	(332)		(332)	(332)
Net income					115,105	115,105		115,105	115,105
Acquisition of treasury stock							(1,523)	(1,523)	(1,523)
Disposal of treasury stock			19	19			48	68	68
Total changes in the period	–	–	19	19	33	33	(1,475)	(1,421)	(1,421)
Balance as of March 31, 2007	1,004,620	3,819,600	31	3,819,632	190,802	190,802	(4,209)	5,010,846	5,010,846

(Reference)

Non-Consolidated Financial Data of the Three Life Insurance Companies for the Fiscal Year Ended March 31, 2007

1. Sales Results (Individual Insurance and Annuities) (Billions of yen)

Fiscal Year Ended March 31, 2007	Total (Sum of Three Companies)		Taiyo Life		Daido Life		T&D Financial Life	
	Amount	Change	Amount	Change	Amount	Change	Amount	Change
New policy amount	6,634.7	(9.0%)	2,127.3	(25.0%)	4,327.8	0.8%	179.5	10.3%
Surrender and lapse amount	5,362.5	5.1%	1,503.8	(8.5%)	3,615.8	18.9%	242.7	(42.0%)
Surrender and lapse rate			8.55%	(1.14points)	9.04%	1.38points	9.11%	(5.26points)
Policy amount in force	59,899.9	(0.6%)	17,644.5	0.3%	39,732.0	(0.7%)	2,523.3	(5.3%)
Annualized premiums of new policies	143.0	3.9%	36.6	(12.3%)	83.4	0.7%	22.9	76.4%
3rd sector products	17.0	(7.8%)	13.1	(7.9%)	3.8	(0.6%)	0.0	(100.0%)
Annualized premiums of total policies	1,447.1	(0.5%)	662.8	(4.7%)	692.2	1.1%	92.0	24.2%
3rd sector products	177.4	(0.2%)	112.1	2.4%	58.5	(3.4%)	6.7	(12.6%)

Notes:

1. New policy amount includes increase from conversion.

2. % Change is presented in comparison with the previous fiscal year (hereinafter, same if not mentioned otherwise).

2. Summary of Operations (Billions of yen)

Fiscal Year Ended March 31, 2007	T&D Holdings Consolidated		Taiyo Life		Daido Life		T&D Financial Life	
	Amount	Change	Amount	Change	Amount	Change	Amount	Change
Ordinary revenues	2,286.0	(6.5%)	1,012.0	(6.0%)	1,061.8	(0.1%)	266.1	(14.8%)
Income from insurance premiums and others	1,811.5	(4.8%)	705.5	(14.3%)	865.2	(0.7%)	240.7	15.7%
Investment income	407.4	(12.5%)	211.8	7.0%	183.3	1.5%	17.1	(81.4%)
Ordinary expenses	2,127.8	(7.8%)	960.3	(6.7%)	940.5	(2.3%)	279.6	(13.9%)
Insurance claims and other payments	1,630.6	(6.6%)	772.8	(9.8%)	758.2	(4.3%)	99.5	2.5%
Investment expenses	115.2	11.7%	70.3	28.2%	44.1	(5.5%)	4.7	(8.4%)
Ordinary profit (loss)	158.1	15.6%	51.6	10.0%	121.2	21.9%	(13.5)	10.5%
Extraordinary gains	2.2	21.2%	3.9	886.0%	3.0	221.9%	0.6	52,385.9%
Extraordinary losses	35.3	(10.2%)	18.6	(6.4%)	15.8	(4.3%)	0.9	(65.2%)
Provision for reserve for policyholder dividends	56.4	27.0%	15.0	(5.6%)	40.0	46.7%	1.3	11.3%
Income before income taxes	68.6	25.0%	21.9	90.5%	68.4	21.0%	(15.2)	(5.8%)
Income taxes	29.7	54.4%	8.5	64.2%	25.2	45.0%	(4.5)	(5.2%)
Net income (loss)	38.7	9.1%	13.4	112.3%	43.1	10.4%	(10.7)	(6.1%)

Notes:

1. T&D Holdings' consolidated figures do not always correspond to the sum of the three companies' figures.

2. Income taxes include current income taxes and deferred income taxes.

3. Key Indicators (Billions of yen)

Fiscal Year Ended March 31, 2007	Total (Sum of Three Companies)		Taiyo Life		Daido Life		T&D Financial Life	
	Amount	Change	Amount	Change	Amount	Change	Amount	Change
Core profit	173.3	36.2%	53.9	41.3%	125.7	30.9%	(6.4)	(8.2%)
Amount of negative spread			24.6	(13.8)	-	-	4.1	(0.1)

Note: Daido Life has a positive spread of 8.3 billion yen.

(Billions of yen)

As of March 31, 2007	Total (Sum of Three Companies)		Taiyo Life		Daido Life		T&D Financial Life	
	Amount	Change from previous FYE	Amount	Change from previous FYE	Amount	Change from previous FYE	Amount	Change from previous FYE
Solvency margin ratio			1,100.4%	55.2points	1,320.6%	66.2points	1,189.7%	(722.1points)
Adjusted net assets	2,007.8	123.3	834.6	77.0	1,109.6	47.3	63.5	(1.0)
Unrealized gains/ losses on securities	1,045.3	(7.7)	499.6	33.0	546.3	(41.4)	(0.7)	0.6
Domestic bonds	25.8	38.3	8.2	31.5	18.6	5.1	(1.0)	1.6
Domestic stocks	674.2	(72.9)	425.6	(23.1)	248.5	(49.6)	-	(0.2)
Foreign securities	63.7	30.6	53.8	29.2	9.8	1.3	0.0	0.0
Other securities	252.4	1.4	12.9	(6.0)	239.3	8.3	0.2	(0.7)
Monetary trusts	29.7	(7.9)	-	-	29.7	(7.9)	-	-
Unrealized gains/ losses on real estate	28.8	38.4	11.6	16.2	17.1	22.1	-	-

Notes:

1. These figures include securities held in monetary trusts and do not include securities without readily obtainable fair value.

2. Taiyo Life's net unrealized gains/ losses on real estate is basically calculated based on the appraisal price and the posted price

3. Daido Life's net unrealized gains/ losses on real estate is basically calculated based on the appraisal price. Less important properties are calculated based on the posted price.

4.The Embedded Value (EV) results are as follows: sum of three companies: 2,133.3 billion yen (up 140.5 billion yen); Taiyo Life: 785.5 billion yen (up 67.6 billion yen); Daido Life: 1,287.5billion yen (up 81.9 billion yen); T&D Financial Life: 60.2billion yen (down 9.0 billion yen).
Please refer to "Disclosure of Embedded Value as of March 31, 2007".

(Reference)

Forecasts for the Year Ending March 31, 2008 (April 1, 2007 - March 31, 2008)

1. T&D Holdings (Consolidated)

(Billions of yen)

	Year Ended March 31, 2007	Forecast for the Year Ending March 31, 2008	Percentage of Change (%)
Ordinary revenues	2,286.0	2,180	(4.6%)
Ordinary profit	158.1	130	(17.8%)
Net income	38.7	37	(4.6%)

Projected annual dividend per share for the year ending March 31, 2008 is 65.00 yen.

2. Three Life Insurance Companies (Non-consolidated Basis)

The followings are the three life insurance companies' forecasts for the year ending March 31, 2008.

(Billions of yen)

	Taiyo Life	Daido Life	T&D Financial Life
Ordinary revenues	900	990	350
% change	(11.1%)	(6.8%)	31.5%
Ordinary profit	52	93	(20)
% change	0.7%	(23.3%)	47.8%
Net income	12	37	(14)
% change	(10.6%)	(14.3%)	30.6%

Note: "% change" represents the change from the year ended March 31, 2007.

(Billions of yen)

	Sum of Three Companies	Taiyo Life	Daido Life	T&D Financial Life
Core profit	160	56	115	(11)
% change	(7.7%)	3.7%	(8.6%)	70.4%
Income from insurance premiums and others	1,830	640	850	340
% change	1.0%	(9.3%)	(1.8%)	41.2%
Negative spread		23	3	4
% change		(6.7%)	-	(2.9%)
New policy amount	6,660	2,020	4,350	290
% change	0.4%	(5.0%)	0.5%	61.5%
Policy amount in force	59,970	17,700	39,770	2,500
% change	0.1%	0.3%	(0.1%)	(0.9%)
Surrender and lapse rate		8.0%	8.5%	7.6%
change		(0.55 points)	(0.54 points)	(1.51 points)

Notes:

1. "% change" and "change" represent the change from the year ended March 31, 2007.

2. Policy amount in force, new policy amount and surrender and lapse rate include individual insurance and annuities. The new policy amount includes increase from conversion.

3. Regarding negative spread, Daido Life has a positive spread of 8.3 billion yen for the year ended March 31, 2007.

The above forecasts for the year ending March 31, 2008 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based on risks and uncertainties that may affect the Company's businesses.

NON-CONSOLIDATED FINANCIAL SUMMARY

(For the fiscal year ended March 31, 2007)

May 17, 2007

Name of Company:	**T&D Holdings, Inc.** (Financial Summary for Taiyo Life Insurance Company)
Stock Listings:	Tokyo, Osaka
Security Code No.:	8795
Head Office:	Tokyo, Japan
URL:	http://www.td-holdings.co.jp/e/

1. Non-Consolidated Operating Results for the Fiscal Year Ended March 31, 2007 (April 1, 2006 - March 31, 2007)

(1) Results of Operations

Note: Amounts of less than one million yen have been eliminated, and percentages have been rounded to the nearest percent.

	Ordinary Revenues	% change	Ordinary Profit	% change	Core Profit	% change	Net Income	% change
Year ended March 31, 2007	¥1,012,017 million	(6.0)	¥51,662 million	10.0	¥53,984 million	41.3	¥13,416 million	112.3
Year ended March 31, 2006	¥1,076,418 million	(5.7)	¥46,954 million	80.2	¥38,199 million	12.9	¥6,319 million	(12.0)

	Net Income Per Share	Net Income Per Share (Fully Diluted)	Ratio of Net Income to Shareholders' Equity	Ratio of Ordinary Profit to Total Assets	Ratio of Ordinary Profit to Ordinary Revenue
Year ended March 31, 2007	¥8,944.39	-	3.2%	0.8%	5.1%
Year ended March 31, 2006	¥4,185.08	-	2.0%	0.7%	4.4%

Notes:

1. *Core Profit is a measure of a life insurance company's underlying profitability from core insurance operations on a non-consolidated basis, defined as ordinary profit excluding "capital gains and losses" such as gains and losses on sale of securities and devaluation losses on securities and "other one-time gains and losses" such as provision for (reversal of) contingency reserve and write-off of loans.*
2. % changes for ordinary revenues and ordinary profit, etc. are presented in comparison with the same term of the previous fiscal year.

(2) Financial Conditions

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
As of March 31, 2007	¥6,552,504 million	¥430,592 million	6.6%	¥287,061.52
As of March 31, 2006	¥6,591,994 million	¥418,573 million	6.3%	¥279,020.59

Note: Shareholder's equity: as of March 31, 2007: ¥430,592 million; as of March 31, 2006: ¥-

2. Dividends

	Annual Dividends per Share			Dividends Paid for the Year	Payout Ratio	Dividends on Net Assets
		Interim	Year-End			
Year ended March 31, 2006	¥3,054.00	¥-	¥3,054.00	¥4,581 million	73.0%	1.1%
Year ended March 31, 2007	¥4,072.00	¥-	¥4,072.00	¥6,108 million	45.5%	1.4%

3. Forecasts for the Year Ending March 31, 2008 (April 1, 2007 - March 31, 2008)

Taiyo Life's forecasts are omitted. Please refer to T&D Holdings' *"Consolidated Forecasts for the Year Ending March 31, 2008"* section in this material *"Consolidated Financial Summary for the fiscal year ended March 31, 2007"*.

4. Others

(1) Significant Changes in Accounting Principle and Procedure and Changes in Presentation Method for Consolidated Financial Summary:

Changes due to the revision of accounting standards: Applicable

Changes due to other factors : Yes

Note: Please refer to T&D Holdings' "Summary of Significant Accounting Policies" section in this material "Consolidated Financial Summary for the fiscal year ended March 31, 2007.

(2) Number of Outstanding Shares (Common Stock):

Number of outstanding shares including treasury stock at the end of the year: as of March 31, 2007: 1,500,000
as of March 31, 2006: 1,500,000

Number of treasury stock at the end of the term: None

Average number of outstanding shares during the term: for the fiscal year ended March 31, 2007: 1,500,000
for the fiscal year ended March 31, 2006: 1,500,000

Taiyo Life Unaudited Non-Consolidated Balance Sheet

(Millions of yen)

	As of March 31, 2006		As of March 31, 2007		Increase (decrease)
	Amount	%	Amount	%	Amount
Assets:					
Cash and deposits	46,468	0.7	30,965	0.5	(15,502)
Cash	1,060		1,040		(19)
Deposit	45,407		29,925		(15,482)
Call loans	112,534	1.7	170,800	2.6	58,266
Monetary claims purchased	124,358	1.9	155,228	2.4	30,869
Monetary trusts	50	0.0	-	-	(50)
Securities	4,556,859	69.1	4,485,211	68.5	(71,648)
Government bonds	721,570		910,444		188,873
Municipal bonds	542,817		535,207		(7,610)
Corporate bonds	1,408,631		1,182,805		(225,826)
Domestic stocks	936,417		873,267		(63,149)
Foreign securities	865,375		865,958		583
Other securities	82,047		117,528		35,480
Loans	1,535,833	23.3	1,502,246	22.9	(33,587)
Policy loans	109,118		105,316		(3,801)
Commercial loans	1,426,715		1,396,930		(29,785)
Property and equipment	168,936	2.6	-	-	-
Land	100,866		-		-
Buildings	67,611		-		-
Equipment	455		-		-
Construction in progress	2		-		-
Tangible fixed assets	-	-	163,456	2.5	-
Land	-		98,452		-
Buildings	-		64,558		-
Construction in progress	-		3		-
Other tangible fixed assets	-		441		-
Intangible fixed assets	-	-	9,619	0.1	-
Software	-		9,157		-
Other intangible fixed assets	-		462		-
Due from reinsurers	11	0.0	19	0.0	7
Other assets	48,621	0.7	37,321	0.6	(11,300)
Accounts receivable	3,468		4,066		597
Prepaid expenses	671		738		67
Accrued income	27,110		25,471		(1,639)
Deposit for rent	855		849		(5)
Derivatives	1,223		1,233		10
Deferred valuation losses on hedge	846		-		-
Suspense payable	1,708		1,853		145
Other assets	12,737		3,107		(9,629)
Reserve for possible loan losses	(1,680)	(0.0)	(2,364)	(0.0)	(683)
Total assets	6,591,994	100.0	6,552,504	100	(39,489)

	As of March 31, 2006		As of March 31, 2007		Increase (decrease)
	Amount	%	Amount	%	Amount
Liabilities:					
Policy reserves	5,899,100	89.5	5,836,539	89.1	(62,560)
Reserve for outstanding claims	20,477		22,121		1,643
Policy reserve	5,811,130		5,751,111		(60,018)
Reserve for policyholder dividends	67,491		63,306		(4,184)
Due to reinsurers	41	0.0	36	0.0	(4)
Subordinated bonds	20,000	0.3	20,000	0.3	-
Other liabilities	71,139	1.1	74,626	1.1	3,486
Subordinated payable	35,000		35,000		-
Income taxes payable	716		2,817		2,100
Accounts payable	9,018		11,976		2,958
Accrued expenses	10,060		10,598		537
Unearned income	585		630		44
Deposit received	519		727		207
Guarantee deposits	6,268		6,558		289
Derivatives	7,446		5,508		(1,937)
Deferred valuation gains on hedge	219		-		-
Suspense receipt	1,301		806		(495)
Other liabilities	3		3		-
Reserve for bonus to directors and corporate auditors	-	-	40	0.0	40
Reserve for employees' retirement benefits	32,527	0.5	31,718	0.5	(809)
Reserve for directors' and corporate auditors' retirement benefits	1,250	0.0	1,481	0.0	231
Reserve for price fluctuations	26,059	0.4	42,563	0.6	16,503
Deferred tax liabilities	111,807	1.7	104,118	1.6	(7,688)
Deferred tax liabilities on land revaluation	11,494	0.2	10,787	0.2	(707)
Total liabilities	6,173,421	93.7	6,121,912	93.4	(51,508)
Stockholders' equity:					
Common stock	37,500	0.6	-	-	-
Capital surplus	37,500	0.6	-	-	-
Retained earnings	76,314	1.2	-	-	-
Appropriated retained earnings	40,639		-		-
Provision for advanced depreciation on real estate	639		-		-
General reserve	40,000		-		-
Unappropriated retained earnings	35,674		-		-
Land revaluation	(47,724)	(0.7)	-	-	-
Net unrealized gains on securities	314,983	4.8	-	-	-
Total stockholders' equity	418,573	6.3	-	-	-
Total liabilities and stockholders' equity	6,591,994	100.0	-	-	-
Net assets:					
Common stock	-	-	37,500	0.6	-
Capital surplus	-	-	37,500	0.6	-
Retained earnings	-	-	85,884	1.3	-
Other retained earnings	-		85,884		-
Provision for advanced depreciation on real estate	-		611		-
General reserve	-		40,000		-
Unappropriated retained earnings	-		45,273		-
Total stockholders' equity	-	-	160,884	2.5	-
Net unrealized gains on securities	-	-	318,499	4.9	-
Gains on deferred hedge	-	-	(290)	(0.0)	-
Land revaluation	-	-	(48,501)	(0.7)	-
Total valuation and translation adjustments	-	-	269,707	4.1	-
Total net assets	-	-	430,592	6.6	-
Total liabilities and net assets	-	-	6,552,504	100.0	-

Taiyo Life Unaudited Non-Consolidated Statements of Operations

(Millions of yen)

	Year ended March 31, 2006		Year ended March 31, 2007		Increase (decrease)
	Amount	%	Amount	%	Amount
Ordinary revenues	1,076,418	100.0	1,012,017	100.0	(64,401)
Income from insurance premiums	823,011		705,582		(117,428)
Insurance premiums	822,946		705,293		(117,653)
Ceded reinsurance recoveries	64		289		224
Investment income	198,089		211,893		13,804
Interest, dividends and income from real estate for rent	126,092		137,257		11,165
Interest income from deposits	2		127		124
Interest income and dividends from securities	83,751		93,403		9,651
Interest income from loans	33,677		30,279		(3,397)
Interest from real estate for rent	7,348		7,423		75
Other income from interest and dividends	1,311		6,023		4,711
Gains from monetary trust, net	-		0		0
Gains on sales of securities	70,593		74,223		3,629
Other investment income	213		155		(58)
Gains on separate accounts, net	1,189		256		(932)
Other ordinary income	55,318		94,541		39,222
Income related to withheld insurance claims and other payments for future annuity payments	363		705		342
Income due to withheld insurance payments	33,467		30,808		(2,659)
Reversal of reserve for outstanding claims	205		-		(205)
Reversal of policy reserve	18,246		60,018		41,771
Reversal of reserve for employees' retirement benefits	1,235		809		(425)
Other ordinary profit	1,800		2,199		399
Ordinary expenses	1,029,464	95.6	960,354	94.9	(69,109)
Insurance claims and other payments	857,053		772,881		(84,171)
Insurance claims	458,262		383,215		(75,047)
Annuity payments	115,815		128,527		12,711
Insurance benefits	106,390		105,102		(1,288)
Surrender payments	127,283		95,662		(31,621)
Other payments	49,004		60,111		11,106
Reinsurance premiums	295		262		(33)
Provision for policy and other reserves	88		1,731		1,642
Provision for reserve for outstanding claims	-		1,643		1,643
Interest portion of reserve for policyholder dividends	88		87		(0)
Investment expenses	54,893		70,357		15,464
Interest expenses	1,624		1,624		(0)
Losses on monetary trust, net	0		-		(0)
Losses on sales of securities	25,458		45,329		19,871
Devaluation losses on securities	269		99		(169)
Losses from derivatives, net	21,068		15,668		(5,399)
Foreign exchange losses, net	221		422		200
Provision for reserve for possible loan losses	-		684		684
Depreciation of real estate for rent	2,692		2,485		(207)
Other investment expenses	3,558		4,044		485
Operating expenses	82,533		78,811		(3,722)
Other ordinary expenses	34,895		36,572		1,677
Payments related to withheld insurance claims	22,764		24,496		1,732
Taxes	5,234		4,868		(366)
Depreciation	5,339		5,199		(139)
Other ordinary losses	1,557		2,007		450
Ordinary profit	46,954	4.4	51,662	5.1	4,708

	Year ended March 31, 2006		Year ended March 31, 2007		Increase (decrease)
	Amount	%	Amount	%	Amount
Extraordinary gains	402	0.0	3,971	0.4	3,568
Gains on sales of property and equipment	117		-		-
Gains on sales of fixed assets	-		1,315		-
Reversal of reserve for possible loan losses	270		-		(270)
Recoveries of bad debts previously written-off	14		11		(2)
Gains on sales of stocks of affiliated companies	-		2,644		2,644
Extraordinary losses	19,887	1.8	18,611	1.8	(1,276)
Losses on sales, disposal and devaluation of property and equipment	306		-		-
Losses on sales, disposal and devaluation of fixed assets	-		142		-
Impairment loss	3,322		1,373		(1,948)
Provision for reserve for price fluctuations	16,258		16,503		244
Headquarters removal costs	-		274		274
Other extraordinary losses	-		316		316
Provision for reserve for policyholder dividends	15,932	1.5	15,040	1.5	(892)
Income before income taxes	11,537	1.1	21,983	2.2	10,445
Current income taxes	8,934	0.8	17,824	1.8	8,890
Deferred income taxes	(3,716)	(0.3)	(9,258)	(0.9)	(5,541)
Net income	6,319	0.6	13,416	1.3	7,096
Unappropriated retained earnings at beginning of year	28,509		-		-
Transfer from land revaluation	845		-		-
Unappropriated retained earnings at end of year	35,674		-		-

Supplementary Materials for the Fiscal Year Ended March 31, 2007

Percentages are rounded to the nearest relevant percentage point.
Therefore, the sums of each percentage do not always amount to 100%.

1. Insurance Business Highlights

2. Indices Concerning Accounting

3. Investment in General Account Assets

1. Insurance Business Highlights

(1) Total Policy Amount in Force

(Number: Thousands, 100 Millions of Yen, %)

Category	As of March 31, 2006				As of March 31, 2007			
	Number		Amount		Number		Amount	
		% Change		% Change		% Change		% Change
Individual insurance	3,368	93.7	135,720	106.8	3,163	93.9	138,203	101.8
Individual annuities	1,368	95.2	40,194	94.4	1,312	95.9	38,241	95.1
Sub total	4,736	94.1	175,915	103.7	4,476	94.5	176,445	100.3
Group insurance	-	-	104,469	98.6	-	-	101,102	96.8
Group annuities	-	-	7,754	107.9	-	-	7,917	102.1

Notes: 1. The policy amount for individual annuities is equal to the fund to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced and the amount of policy reserve for an annuity for which payments have commenced.

2. The policy amount in force for group annuities is equal to the amount of outstanding policy reserve.

3. % Changes are presented in comparison with the same term of previous fiscal year (hereinafter, same if not mentioned otherwise).

(2) New Policy Amount

(Number: Thousands, 100 Millions of Yen, %)

Category	Year ended March 31, 2006					
	Number		Amount			
		% Change		% Change	New policies	Net increase from conversion
Individual insurance	310	92.6	28,615	98.6	23,219	5,395
Individual annuities	3	86.2	(232)	-	126	(358)
Sub total	314	92.5	28,383	98.2	23,345	5,037
Group insurance	-	-	1,298	471.4	1,298	-
Group annuities	-	-	0	21.9	0	-

Category	Year ended March 31, 2007					
	Number		Amount			
		% Change		% Change	New policies	Net increase from conversion
Individual insurance	271	87.4	21,070	73.6	15,440	5,630
Individual annuities	14	408.9	203	-	372	(169)
Sub total	285	91.0	21,273	75.0	15,812	5,460
Group insurance	-	-	510	39.4	510	-
Group annuities	-	-	0	3.9	0	-

Notes: 1. The number of new policies includes increase from conversion.

2. The new policy amount n for individual annuities is funds to be held at the time annuity payments are to commence for an annuity.

3. The new policy amount for group annuities is equal to the initial premium payment.

(3) Annualized Premiums

a) Policies in force

(Millions of Yen, %)

Category	As of March 31, 2006		As of March 31, 2007	
	Amount	% Change	Amount	% Change
Individual insurance	487,367	94.2	458,215	94.0
Individual annuities	207,775	97.0	204,601	98.5
Sub total	695,143	95.0	662,816	95.3
3rd sector products, included	109,472	103.2	112,107	102.4

b) New policies

(Millions of Yen, %)

Category	Year ended March 31, 2006		Year ended March 31, 2007	
	Amount	% Change	Amount	% Change
Individual insurance	42,386	90.9	34,139	80.5
Individual annuities	(648)	-	2,462	-
Sub total	41,737	89.9	36,601	87.7
3rd sector products, included	14,249	101.0	13,129	92.1

Notes: 1. The new policies include net increase from conversion

2. The amounts are calculated by multiplying monthly premiums by 12, and dividing lump-sum payments by the insurance period.

3. The Japanese insurance market is legally divided into three major fields: the First Sector, which involves conventional life insurance; the Second Sector, which involves P&C insurance; and the Third Sector, which involves insurance positioned between the two, including medical insurance, cancer insurance, accident insurance, and nursing care insurance.

(4) Policy Amount by Dividend Type (Individual insurance and annuities)

a) Policy amount in force

(100 Millions of Yen, %)

Category	As of March 31, 2006		As of March 31, 2007	
	Amount	Percentage	Amount	Percentage
Participating	71,093	40.4	62,904	35.7
Semi-participating	42,273	24.0	41,238	23.4
Non-participating	62,548	35.6	72,302	41.0
Total	175,915	100.0	176,445	100.0

b) New policy amount

(100 Millions of Yen, %)

Category	Year ended March 31, 2006		Year ended March 31, 2007	
	Amount	Percentage	Amount	Percentage
Participating	2	0.0	2	0.0
Semi-participating	2,979	12.8	2,449	15.5
Non-participating	20,363	87.2	13,361	84.5
Total	23,345	100.0	15,812	100.0

Notes: 1. Semi-participating policies only pay dividends related to investment every five years.

2. The new policy amounst does not include net increase from conversion.

(5) **Average Amount of New Policies and Amount in Force** (Individual insurance)

(Thousands of Yen)

Category	Year ended March 31, 2006	Year ended March 31, 2007
Average amount of new policies	8,234	6,482
Average amount in force	4,029	4,368

Note: The average amount of new policies does not include increase from conversion.

(6) **New Policy Rate** (New policy amount / policy amount in force at the beginning of fiscal year)

(%)

Category	Year ended March 31, 2006	Year ended March 31, 2007
Individual insurance	18.27	11.38
Individual annuities	0.30	0.93
Sub total	13.76	8.99
Group insurance	1.22	0.49

Note: The above figures do not include increase from conversion.

(7) **Surrender and Lapse Rate** (Surrender and lapse amount / policy amount in force at the beginning of fiscal year)

(%)

Category	Year ended March 31, 2006	Year ended March 31, 2007
Individual insurance	12.29	10.59
Individual annuities	1.94	1.64
Sub total	9.69	8.55
Group insurance	6.28	1.85

(8) **Surrender and Lapse Amount**

(Number: Thousands, 100 Millions of Yen, %)

Category	Year ended March 31, 2006				Year ended March 31, 2007			
	Number		Amount		Number		Amount	
		% Change		% Change		% Change		% Change
Individual insurance	190	92.5	15,613	118.0	168	88.4	14,379	92.1
Individual annuities	28	80.3	826	81.7	22	79.4	659	79.7
Sub total	218	90.7	16,440	115.4	190	87.2	15,038	91.5
Group insurance	-	-	6,658	5,992.7	-	-	1,937	29.1

(9) Average Insurance Premium of Individual Insurance New Policies (Monthly premium)

(Yen)

Category	Year ended March 31, 2006	Year ended March 31, 2007
Average insurance premium	12,582	12,006

Note: The above figures do not include increase from conversion.

(10) Average Assumed Investment Yield and Amount of Negative Spread

(Millions of yen)

Category	Year ended March 31, 2006	Year ended March 31, 2007
Amount of negative spread	38,525	24,638
Investment yield on core profit	2.10%	2.30%
Average assumed investment yield	2.78%	2.74%
Individual insurance & annuities, included	3.01%	2.98%
Policy reserve in general account	5,676,724	5,625,033

Notes: 1. Method of calculating negative spread:
(Investment yield on core profit [2.30%] - Average assumed investment yield [2.74%]) x Policy reserve in general account [5,625.0 billion yen]

2. "Investment yield on core profit" is calculated by dividing numerator as investment revenues and expenses (investment profit in general account) included in core profit less amount of provision for accumulated interest due to policyholders by denominator as policy reserve in general account.

3. Average assumed investment yield is calculated by dividing numerator as assumed interest (general account only) by denominator as policy reserve in general account.

4. Policy reserve in general account represents the earned policy reserve calculated for policy reserve in general account less contingency reserve by Hardy method as follows:
Hardy method: (Policy reserve at beginning of fiscal year + Policy reserve at end of fiscal year - Assumed interest) x (1/2)

(11) Mortality Rate for Individual Insurance

Category	Year ended March 31, 2006	Year ended March 31, 2007
Rate based on number of policies	6.31‰	6.49‰
Rate based on policy amount	2.38‰	2.27‰

Notes: 1. The above figures represent the rates of paid policies against passed policies.
2. 1‰ (per mille) represents 1/1000.

2. Indices Concerning Accounting

(1) Reserve for Outstanding Claims

(Millions of Yen)

Category		As of March 31, 2006	As of March 31, 2007
Insurance claims	Death benefits	7,586	8,005
	Accidental death benefits	380	457
	Disability benefits	779	923
	Maturity benefits	468	674
	Others	206	464
	Sub total	9,420	10,524
Annuity payments		492	807
Insurance benefits		5,635	5,899
Surrender payments		4,458	4,378
Deferred insurance benefits		77	83
Total, including others		20,477	22,121

(2) Policy Reserve

(Millions of Yen)

Category			As of March 31, 2006	As of March 31, 2007
Policy reserve (excluding contingency reserve)	Individual insurance		2,424,366	2,359,352
		General Accounts	2,423,660	2,358,753
		Separate Accounts	706	598
	Individual annuities		2,525,028	2,498,927
		General Accounts	2,525,028	2,498,927
		Separate Accounts	-	-
	Group insurance		11,086	11,547
		General Accounts	11,086	11,547
		Separate Accounts	-	-
	Group annuities		775,481	791,738
		General Accounts	775,481	791,738
		Separate Accounts	-	-
	Others		3,922	3,996
		General Accounts	3,922	3,996
		Separate Accounts	-	-
	Sub total		5,739,885	5,665,562
		General Accounts	5,739,179	5,664,963
		Separate Accounts	706	598
Contingency reserve	I		44,713	45,538
	II		26,520	40,000
	III		10	10
	Sub total		71,244	85,549
Total			5,811,130	5,751,111
		General Accounts	5,810,424	5,750,513
		Separate Accounts	706	598

(3) Policy Reserve Calculating Methods and Ratios

Category		As of March 31, 2006	As of March 31, 2007
Calculating methods	Policies subject to Standard Policy Reserve Method	Net level premium reserve method	Net level premium reserve method
	Policies not subject to Standard Policy Reserve Method	Net level premium reserve method	Net level premium reserve method
Ratio of "amount of the company's policy reserve (excluding contingency reserve)" to "policy reserve required by regulatory standards"		100.0%	100.0%

Notes: 1. The calculating methods and the ratios are set for individual insurance and individual annuities. The concept of accumulation method is not targeted at policy reserve for group insurance and group annuities, so these insurance policies are not included.

2. The ratio for policies to which the standard policy reserve method is applied is indicated in the method laid down in Notice No. 48 from the Ministry of Finance. The ratio for policies to which the standard policy reserve method is not applied is indicated for accumulated reserve for claims and unearned premiums calculated with the net level premium reserve method.

(4) Policy Reserve by Contract Year

(Millions of Yen, %)

Contract Year	Policy Reserve Amount	Assumed Investment Yield
- FY1980	5,053	4.00 – 5.50
FY1981 - FY1985	370,318	1.00 – 6.00
FY1986 - FY1990	828,031	1.00 – 6.00
FY1991 - FY1995	831,267	1.00 – 5.75
FY1996 - FY2000	1,375,104	1.75 – 2.75
FY2001	295,130	1.50 – 2.00
FY2002	276,864	1.50
FY2003	220,385	1.50
FY2004	200,563	1.50
FY2005	183,228	1.50
FY2006	271,732	1.50

Notes: 1. The policy reserve amount stated above represents that of individual insurance and annuities excluding contingency reserve.

2. The assumed investment yields stated above represent the main yield used in calculating policy reserve for each contract year.

(5) Other Reserves

(Millions of Yen)

Category	As of March 31, 2006	Increase	Decrease (used for specific purpose)	Decrease (used for other purpose)	As of March 31, 2007
Reserve for possible loan losses	1,680	2,364	0	1,679	2,364
General reserve	1,482	1,447	-	1,482	1,447
Specific reserve	197	916	0	196	916
Reserve for bonus to directors and corporate auditors	-	40	-	-	40
Reserve for employees' retirement benefits	32,527	-	-	809	31,718
Reserve for directors' and corporate auditors' retirement benefits	1,250	266	35	-	1,481
Reserve for price fluctuations	26,059	16,503	-	-	42,563

Notes: 1. "Decrease (used for other purpose)" of the general reserve for possible loan losses represents the recast based on the past loan loss ratio of general loan receivables.

2. "Decrease (used for other purpose)" of the specific reserve for possible loan losses represents collection and others through repayment.

(6) Insurance Premium

a) Payment method

(Millions of Yen)

Category	Year ended March 31, 2006	Year ended March 31, 2007
Individual insurance	519,100	478,697
[Single premiums]	92,143	74,098
[Annual payment]	11,414	10,381
[Semi-annual payment]	1,343	1,255
[Monthly payment]	414,199	392,962
Individual annuities	90,146	97,820
[Single premiums]	3,201	18,828
[Annual payment]	0	0
[Semi-annual payment]	-	-
[Monthly payment]	86,944	78,991
Group insurance	35,525	34,776
Group annuities	177,017	92,801
Total, including others	822,946	705,293

b) Year

(Millions of Yen)

Category		Year ended March 31, 2006	Year ended March 31, 2007
Individual insurance and annuities	First year	127,351	120,771
	Second and subsequent years	481,895	455,745
	Sub total	609,247	576,517
Group insurance	First year	219	379
	Second and subsequent years	35,305	34,397
	Sub total	35,525	34,776
Group annuities	First year	1,096	4,048
	Second and subsequent years	175,921	88,753
	Sub total	177,017	92,801
Total, including others	First year	128,713	125,241
	Second and subsequent years	694,232	580,051
	Total	822,946	705,293
	% Change	4.4%	(14.3%)

(7) Insurance Claims

(Millions of Yen)

Category	Year ended March 31, 2006	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Year ended March 31, 2007
Death benefits	50,924	27,894	3,711	18,055	-	-	2	49,665
Accidental death benefits	1,288	1,180	-	68	-	-	-	1,248
Disability benefits	2,158	1,210	132	1,022	-	-	-	2,365
Maturity benefits	403,596	308,124	-	1	21,172	-	-	329,297
Others	295	636	2	-	-	-	0	638
Total	458,262	339,045	3,846	19,147	21,172	-	3	383,215

(8) Annuity Payments

(Millions of Yen)

Year ended March 31, 2006	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Year ended March 31, 2007
115,815	-	113,683	436	14,346	61	-	128,527

(9) Insurance Benefits

(Millions of Yen)

Category	Year ended March 31, 2006	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Year ended March 31, 2007
Death benefits	6,272	930	5,195	4	-	11	-	6,141
Hospitalization benefits	22,277	21,637	262	22	-	-	79	22,002
Operation benefits	10,201	10,078	173	-	-	-	-	10,251
Injury benefits	56	43	-	14	-	-	-	58
Survival benefits	37,841	33,682	-	-	-	154	-	33,837
Others	29,741	85	20	7	32,694	-	2	32,810
Total	106,390	66,458	5,652	48	32,694	166	82	105,102

(10) Surrender Payments

(Millions of Yen)

Year ended March 31, 2006	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Year ended March 31, 2007
127,283	58,295	29,670	7	7,554	133	-	95,662

(11) Operating Expenses

(Millions of Yen)

Category	Year ended March 31, 2006	Year ended March 31, 2007
Sales Activity Related Expenses	24,712	20,855
In-house sales representative expenses	23,909	20,172
Sales agent expenses	270	219
Underwriting expenses	532	464
Sales Administrative Expenses	7,563	7,202
Administrative / operational expenses	5,914	4,930
Expenses for training of in-house sales representatives	1,565	1,716
Advertising expenses	83	554
General Administrative Expenses	50,258	50,753
Personnel expenses	21,017	21,395
Non-Personnel Expenses	27,274	27,406
[Donation and others]	[19]	[17]
Contributions	676	668
Burden charges	1,289	1,283
Total	82,533	78,811

Notes: 1. Major non-personnel expenses are system-related costs, shop costs and welfare expenses.

2. The contributions are burden charges paid to former Life Insurance Policyholders' Protection Fund taken over by the current Life Insurance Policyholders' Protection Corporation in accordance with the provision of Clause 5, Article 140 of bylaws to the Law Concerning Establishment of Laws Related to the Financial System Reformation.

3. The burden charges are paid to the Life Insurance Policyholders' Protection Corporation in accordance with the provision of Article 259 of the Insurance Business Law.

(12) Operating Expense Ratio (Against insurance premiums)

Year ended March 31, 2006	Year ended March 31, 2007
10.0%	11.2%

3. Investment in General Account Assets

(1) Fiscal Year 2006 Investment

a) Investment performances

Taiyo Life's general account assets as of March 31, 2007 totaled ¥6,545.6 billion, down ¥39.6 billion from the previous fiscal year-end.

In terms of major asset allocation, the Company focused on investments to yen interest income assets to pursue stable income flow. While decreasing loans, the Company made new investments to yen-denominated public and corporate bonds and monetary claims purchased. As a result, the outstanding balance of yen interest income assets stayed around the same level as at the previous fiscal year-end.

As for other assets than yen interest income assets, the Company manages investment corresponding to financial market environment. While decreasing foreign bonds considering interest rate level, and domestic stocks, the Company made new investments to foreign stocks and investment trusts.

b) Investment income/ expenses

Investment income of general account assets for fiscal year 2006 increased by ¥14.7 billion from the previous fiscal year, to ¥211.6 billion due to increase of interest, dividends, and gains on sales of securities.
Investment expenses totaled ¥70.3 billion, up ¥15.4 billion from the previous fiscal year, due mainly to increasing losses on sales of securities, while decreasing losses from derivatives.
As a result, net investment income totaled ¥141.2 billion, down ¥0.7 billion from the previous fiscal year.

Net unrealized gains on securities *(See Note)* as a whole were ¥499.6 billion, up ¥33.0 billion from the previous fiscal year-end, due mainly to a fall in domestic interest rate and a rise in foreign stock prices.

Note: Net unrealized gains on securities represent those with market value.

(2) Asset Composition

(Millions of Yen, %)

Category	As of March 31, 2006		As of March 31, 2007	
	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	158,706	2.4	201,562	3.1
Securities repurchased under resale agreements	-	-	-	-
Pledged money for bond borrowing transaction	-	-	-	-
Monetary claims purchased	124,358	1.9	155,228	2.4
Securities under proprietary accounts	-	-	-	-
Monetary trusts	50	0.0	-	-
Securities	4,550,498	69.1	4,478,636	68.4
Domestic bonds	2,671,153	40.6	2,626,478	40.1
Domestic stocks	933,993	14.2	870,930	13.3
Foreign securities	863,303	13.1	863,699	13.2
Foreign bonds	619,201	9.4	581,817	8.9
Foreign stocks and other securities	244,102	3.7	281,882	4.3
Other securities	82,047	1.2	117,528	1.8
Loans	1,535,833	23.3	1,502,246	23.0
Policy loans	109,118	1.7	105,316	1.6
Commercial loans	1,426,715	21.7	1,396,930	21.3
Property and equipment	168,480	2.6	163,014	2.5
Deferred tax assets	-	-	-	-
Deferred tax assets concerning revaluation	-	-	-	-
Other assets	49,049	0.7	47,359	0.7
Reserve for possible loan losses	(1,680)	(0.0)	(2,364)	(0.0)
Total	6,585,297	100.0	6,545,684	100.0
Foreign currency denominated assets included	793,354	12.0	776,976	11.9

(3) Changes in the Amount of Assets by Categories

(Millions of Yen)

Category	Year Ended March 31, 2006	Year Ended March 31, 2007
Cash and deposits, call loans	(15,329)	42,855
Securities repurchased under resale agreements	-	-
Pledged money for bond borrowing transaction	-	-
Monetary claims purchased	41,016	30,869
Securities under proprietary accounts	-	-
Monetary trusts	-	(50)
Securities	475,447	(71,861)
Domestic bonds	100,360	(44,675)
Domestic stocks	386,431	(63,063)
Foreign securities	22,883	396
Foreign bonds	(61,836)	(37,383)
Foreign stocks and other securities	84,720	37,779
Other securities	(34,228)	35,480
Loans	(163,333)	(33,587)
Policy loans	(4,847)	(3,801)
Commercial loans	(158,485)	(29,785)
Property and equipment	(7,595)	(5,466)
Deferred tax assets	(3,349)	-
Deferred tax assets concerning revaluation	(2,868)	-
Other assets	(10,767)	(1,689)
Reserve for possible loan losses	1,148	(683)
Total	314,368	(39,612)
Foreign currency denominated assets included	(3,451)	(16,378)

(4) Investment Income

(Millions of Yen)

Category	Year Ended March 31, 2006	Year Ended March 31, 2007
Interests, dividends and income from real estate for rent	126,092	137,257
Interest income from deposits	2	127
Interest income and dividends from securities	83,751	93,403
Interest income from loans	33,677	30,279
Income from real estate for rent	7,348	7,423
Other income from interest and dividends	1,311	6,023
Gain on securities under proprietary accounts	-	-
Gains from monetary trusts, net	-	0
Gains on investments in trading securities, net	-	-
Gains on sale of securities	70,593	74,223
Gains on sale of domestic bonds	1,592	895
Gains on sale of domestic stocks	46,687	61,881
Gains on sale of foreign securities	19,797	11,446
Others	2,516	-
Gains on redemption of securities	-	-
Gains from derivatives, net	-	-
Foreign exchange gains, net	-	-
Other investment income	213	155
Total	196,899	211,636

(5) Investment Expenses

(Millions of Yen)

Category	Year Ended March 31, 2006	Year Ended March 31, 2007
Interest expenses	1,624	1,624
Losses on securities under proprietary accounts	-	-
Losses from monetary trusts, net	0	-
Losses on investments in trading securities, net	-	-
Losses on sale of securities	25,458	45,329
Losses on sale of domestic bonds	9,689	13,843
Losses on sale of domestic stocks	8,326	19,256
Losses on sale of foreign securities	7,325	12,229
Others	117	-
Devaluation losses on securities	269	99
Devaluation losses on domestic bonds	-	-
Devaluation losses on domestic stocks	34	99
Devaluation losses on foreign securities	-	-
Others	235	-
Amortization of securities	-	-
Losses from derivatives, net	21,068	15,668
Foreign exchange losses, net	221	422
Provision for reserve for possible loan losses	-	684
Write-offs of loans	-	-
Depreciation of real estate for rent	2,692	2,485
Other investment expenses	3,558	4,044
Total	54,893	70,357

(6) Net Investment Income

(Millions of Yen)

Category	Year Ended March 31, 2006	Year Ended March 31, 2007
Total	142,006	141,278

[Reference] Breakdown of gains / losses from derivatives, net (Millions of Yen)

Category	Year Ended March 31, 2006	Year Ended March 31, 2007
Interest-rate-related gains / losses	297	27
Currency-related gains / losses	(17,675)	(15,513)
Stock-related gains / losses	(3,690)	(182)
Bond-related gains / losses	-	-
Other gains / losses	-	-
Total	(21,068)	(15,668)

(7) Investment Income by Asset Categories

a. Investment Yield

(%)

Category	Year Ended March 31, 2006	Year Ended March 31, 2007
Cash, deposits & call loans	0.01	0.22
Securities repurchased under resale agreements	-	-
Pledged money for bond borrowing transaction	-	-
Monetary claims purchased	1.20	1.61
Securities under proprietary accounts	-	-
Monetary trusts	(0.39)	0.52
Securities	2.80	2.76
Domestic bonds	1.09	1.02
Domestic stocks	7.67	10.86
Foreign securities	4.06	3.26
Other securities	17.36	9.07
Loans	2.00	1.88
Policy loans	4.29	4.21
Commercial loans	1.83	1.70
Property and equipment	1.89	2.08
Total general accounts	2.33	2.31
Foreign investments and loans receivable included	3.53	2.63

Notes: 1. The yield is calculated with the average daily balance of the book value as the denominator, and the difference the between the profit on asset management and the loss on asset management in recurring earnings as the numerator.
The numerator for the yield of "Shares" and "General accounts" includes "Devaluation losses of trust securities."
2. Foreign investments and loans receivable are the total of foreign-currency-denominated assets and yen-denominated assets.

b. Average daily balance

(Millions of Yen)

Category	Year Ended March 31, 2006	Year Ended March 31, 2007
Cash, deposits & call loans	129,048	170,684
Securities repurchased under resale agreements	-	-
Pledged money for bond borrowing transaction	-	-
Monetary claims purchased	95,960	141,076
Securities under proprietary accounts	-	-
Monetary trusts	50	24
Securities	3,979,648	4,034,254
Domestic bonds	2,621,943	2,684,657
Domestic stocks	431,700	467,095
Foreign securities	834,229	806,872
Other securities	91,775	75,630
Loans	1,633,877	1,513,842
Policy loans	110,691	107,013
Commercial loans	1,523,186	1,406,828
Property and equipment	171,974	166,543
Total general accounts	6,097,383	6,103,295
Foreign investments and loans receivable included	1,040,776	976,063

(8) Securities

(Millions of Yen, %)

Category		As of March 31, 2006		As of March 31, 2007	
		Amount	Percentage	Amount	Percentage
Government bonds		719,807	15.8	908,567	20.3
Municipal bonds		542,817	11.9	535,207	12.0
Corporate bonds		1,408,528	31.0	1,182,703	26.4
	Public corporation bonds, included	1,104,679	24.3	952,643	21.3
Domestic Stocks		933,993	20.5	870,930	19.4
Foreign securities		863,303	19.0	863,699	19.3
	Foreign bonds	619,201	13.6	581,817	13.0
	Foreign stocks and other securities	244,102	5.4	281,882	6.3
Other securities		82,047	1.8	117,528	2.6
Total		4,550,498	100.0	4,478,636	100.0

(9) Stock Holdings by Industry

(Millions of Yen, %)

Category		As of March 31, 2006		As of March 31, 2007	
		Amount	Percentage	Amount	Percentage
Fishery, agriculture and forestry		386	0.0	239	0.0
Mining		5,020	0.5	1,818	0.2
Construction		19,921	2.1	11,502	1.3
Manufacturing industries	Food products	5,236	0.6	7,342	0.8
	Textiles and clothing	11,698	1.3	7,824	0.9
	Pulp and paper	5,782	0.6	3,797	0.4
	Chemicals	44,081	4.7	43,610	5.0
	Medicals	12,047	1.3	16,450	1.9
	Oil and coal products	3,626	0.4	1,497	0.2
	Rubber products	3,453	0.4	1,744	0.2
	Glass and stone products	8,361	0.9	2,883	0.3
	Steel	44,782	4.8	45,530	5.2
	Non-steel metals	13,691	1.5	4,250	0.5
	Metal products	2,983	0.3	2,877	0.3
	Machinery	171,957	18.4	166,456	19.1
	Electric appliances	75,603	8.1	60,481	6.9
	Transportation vehicles	27,302	2.9	35,772	4.1
	Precision machinery	14,696	1.6	12,079	1.4
	Others	10,062	1.1	6,611	0.8
Electric and gas utilities		17,314	1.9	29,284	3.4
Transportation / information telecommunications	Ground transportation	70,279	7.5	72,990	8.4
	Water transportation	5,126	0.5	4,577	0.5
	Air transportation	206	0.0	369	0.0
	Warehouses / transportation	1,089	0.1	876	0.1
	Information / telecommunications	18,455	2.0	18,449	2.1
Commerce	Wholesaling	28,526	3.1	24,552	2.8
	Retailers	18,940	2.0	6,380	0.7
Financial services / insurance	Banking	119,452	12.8	105,985	12.2
	Securities and commodity futures trading	43,231	4.6	38,725	4.4
	Insurance	23,228	2.5	23,670	2.7
	Other financial services	23,237	2.5	18,553	2.1
Real estate		74,354	8.0	87,092	10.0
Service companies		9,854	1.1	6,649	0.8
Total		933,993	100.0	870,930	100.0

(10) Securities by Contractual Maturity Dates

(Millions of Yen)

Category	As of March 31, 2006						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Government bonds	88,260	58,664	34,655	86,406	152,885	298,934	719,807
Municipal bonds	21,115	82,474	71,003	71,477	284,067	12,678	542,817
Corporate bonds	64,844	263,871	247,620	143,804	465,641	222,746	1,408,528
Domestic Stocks						933,993	933,993
Foreign securities	39,112	136,468	139,299	77,570	149,815	321,038	863,303
Foreign bonds	39,016	133,228	127,892	77,570	149,815	91,677	619,201
Foreign stocks and other securities	95	3,239	11,406	-	-	229,360	244,102
Other securities	53	5,654	4,142	-	1,109	71,087	82,047
Total	213,385	547,132	496,721	379,259	1,053,520	1,860,479	4,550,498

(Millions of Yen)

Category	As of March 31, 2007						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Government bonds	50,751	111,125	126,246	77,061	201,235	342,146	908,567
Municipal bonds	30,987	61,484	77,390	98,156	192,316	74,871	535,207
Corporate bonds	87,673	203,260	199,596	222,998	226,718	242,456	1,182,703
Domestic Stocks						870,930	870,930
Foreign securities	68,357	147,118	100,550	61,627	99,813	386,232	863,699
Foreign bonds	68,225	138,864	100,550	61,627	95,012	117,536	581,817
Foreign stocks and other securities	131	8,254	-	-	4,800	268,696	281,882
Other securities	24	8,225	5,828	-	2,309	101,139	117,528
Total	237,793	531,215	509,612	459,844	722,393	2,017,776	4,478,636

Note: "Due after Ten Years" includes securities with maturity dates unfixed.

(11) Loans

(Millions of Yen)

Category	As of March 31, 2006	As of March 31, 2007
Policy loans	109,118	105,316
Policyholders loans	106,516	102,820
Premium loans	2,601	2,495
Commercial loans	1,426,715	1,396,930
[Loans to non-residents included]	104,923	106,650
Loans to corporations	1,019,213	972,278
[Loans to domestic corporations included]	916,213	867,278
Loans to Japanese government, government-related organizations and international organizations	7,872	5,071
Loans to Japanese local governments and public entities	10,188	12,944
Mortgage loans	246,001	260,867
Consumer loans	123,787	126,794
Others	19,652	18,973
Total	1,535,833	1,502,246

(12) Loans to Domestic Companies by Company Size

(Number, Millions of Yen, %)

Category		As of March 31, 2006		As of March 31, 2007	
			Percentage		Percentage
Large-sized corporations	Number of debtors	178	75.4	179	72.8
	Amount	809,481	88.4	753,967	86.9
Medium-sized corporations	Number of debtors	5	2.1	4	1.6
	Amount	7,312	0.8	5,600	0.6
Small- and medium-sized corporations	Number of debtors	53	22.5	63	25.6
	Amount	99,419	10.9	107,710	12.4
Total	Number of debtors	236	100.0	246	100.0
	Amount	916,213	100.0	867,278	100.0

Notes:

1. Corporations are grouped as follows:

Business type	(i) All except (ii)-(iv)		(ii) Retail & restaurants		(iii) Services		(iv) Wholesalers	
Large-sized corporations	With employees more than 300, and	With a capital of 1 billion yen or more	With more than 50 employees, and	With a capital of 1 billion yen or more	With more than 100 employees, and	With a capital of 1 billion yen or more	With more than 100 employees, and	With a capital of 1 billion yen or more
Medium-sized corporations		With a capital of more than 300 million yen and less than 1 billion yen		With a capital of more than 50 million yen and less than 1 billion yen		With a capital of more than 50 million yen and less than 1 billion yen		With a capital of more than 100 million yen and less than 1 billion yen
Small- and medium-sized corporations	With a capital of 300 million yen or less, or regular employees of 300 or less		With a capital of 50 million yen or less, or regular employees of 50 or less		With a capital of 50 million yen or less, or regular employees of 100 or less		With a capital of 100 million yen or less, or regular employees of 100 or less	

2. The number of debtors represents those who have an obligation, net of loans to the Company, not the number of loan transactions.

(13) Loans by Industry

(Millions of Yen, %)

Category			As of March 31, 2006		As of March 31, 2007	
			Amount	Percentage	Amount	Percentage
Domestic	Manufacturing industries		139,981	9.8	120,536	8.6
		Food products	1,642	0.1	1,641	0.1
		Textiles and clothing	2,109	0.1	1,600	0.1
		Timber and wood products	-	-	-	-
		Pulp and paper	2,491	0.2	3,680	0.3
		Printing	-	-	-	-
		Chemicals	19,799	1.4	17,234	1.2
		Oil and coal	7,250	0.5	7,125	0.5
		Ceramic and stone products	2,125	0.1	1,610	0.1
		Steel	48,066	3.4	36,132	2.6
		Non-steel metals	4,355	0.3	3,479	0.2
		Metal products	-	-	-	-
		Machinery	12,369	0.9	12,379	0.9
		Electric appliances	14,706	1.0	13,201	0.9
		Transportation vehicles	22,361	1.6	20,970	1.5
		Precision machinery	2,413	0.2	1,191	0.1
		Others	290	0.0	290	0.0
	Agriculture		-	-	-	-
	Forestry		-	-	-	-
	Fisheries		-	-	-	-
	Mining		-	-	-	-
	Construction		7,868	0.6	6,159	0.4
	Electricity, gas heat supply and water supply		44,390	3.1	27,525	2.0
	Information and telecommunication		8,268	0.6	13,376	1.0
	Transportation		63,308	4.4	56,599	4.1
	Wholesalers		106,304	7.5	106,270	7.6
	Retailers		16,431	1.2	11,507	0.8
	Financial services/insurance		363,226	25.5	342,595	24.5
	Real estate		68,580	4.8	79,004	5.7
	Service companies		110,093	7.7	114,254	8.2
	Local governments		3,898	0.3	5,813	0.4
	Mortgage and consumer and others		389,440	27.3	406,635	29.1
	Total		1,321,792	92.6	1,290,280	92.4
Overseas	Government organizations		1,923	0.1	1,650	0.1
	Financial institutions		7,000	0.5	7,000	0.5
	Commerce and industry companies		96,000	6.7	98,000	7.0
	Total		104,923	7.4	106,650	7.6
Grand total			1,426,715	100.0	1,396,930	100.0

(14) Loans by Contractual Maturity Dates

(Millions of Yen)

Category	As of March 31, 2006						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Floating rates loans	24,929	89,196	48,743	72,907	23,665	46,614	306,055
Fixed rates loans	152,162	229,163	213,012	287,226	157,026	82,067	1,120,659
Total	177,091	318,360	261,755	360,134	180,691	128,681	1,426,715

(Millions of Yen)

Category	As of March 31, 2007						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Floating rates loans	46,884	56,274	55,601	57,603	23,831	52,363	292,558
Fixed rates loans	139,110	186,200	222,651	292,121	142,896	121,390	1,104,371
Total	185,994	242,475	278,253	349,724	166,728	173,753	1,396,930

Note: "Due after Ten Years" includes loans with maturity dates unfixed.

(15) Foreign Investments

a. Investments by asset category

(i) Foreign currency denominated assets (yen amount not fixed) (Millions of Yen, %)

Category	As of March 31, 2006		As of March 31, 2007	
	Amount	Percentage	Amount	Percentage
Foreign bonds	665,534	62.7	584,290	57.5
Foreign stocks	99,334	9.4	124,638	12.3
Cash, deposits & others	28,485	2.7	68,047	6.7
Total	793,354	74.7	776,976	76.5

(ii) Foreign currency denominated assets of which the amount in yen is fixed (Millions of Yen, %)

Category	As of March 31, 2006		As of March 31, 2007	
	Amount	Percentage	Amount	Percentage
Foreign bonds	-	-	-	-
Cash, deposits & others	-	-	-	-
Total	-	-	-	-

(iii) Yen denominated assets (Millions of Yen, %)

Category	As of March 31, 2006		As of March 31, 2007	
	Amount	Percentage	Amount	Percentage
Loans to non-residents	104,923	9.9	106,650	10.5
Foreign bonds	46,787	4.4	43,194	4.3
Foreign stocks & other securities	116,406	11.0	89,380	8.8
Others	-	-	-	-
Total	268,117	25.3	239,224	23.5

(iv) Total [(i)+(ii)+(iii)] (Millions of Yen, %)

Category	As of March 31, 2006		As of March 31, 2007	
	Amount	Percentage	Amount	Percentage
Foreign investments and loans	1,061,472	100.0	1,016,200	100.0
(Real estate held abroad included)	-	-	-	-

Note: "Foreign currency denominated assets of which the amount in yen is fixed" are assets whose amounts in yen to be received at the settlement are fixed by making exchange contracts, and are included in the Balance Sheet.

b. Foreign currency denominated assets by currency

(Millions of Yen, %)

Category	As of March 31, 2006		As of March 31, 2007	
	Amount	Percentage	Amount	Percentage
US dollar	251,494	31.7	263,420	33.9
Euro	344,261	43.4	309,832	39.9
British pound	18,190	2.3	25,205	3.2
Canadian dollar	85,796	10.8	53,565	6.9
Swedish krona	56,960	7.2	63,414	8.2
Hong Kong dollar	36,651	4.6	61,538	7.9
Others	-	-	-	-
Total	793,354	100.0	776,976	100.0

c. Investments by region

(Millions of Yen, %)

Region	As of March 31, 2006							
	Foreign securities						Loans to non-residents	
			Foreign bonds		Foreign stocks & other securities			
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
North America	333,718	38.7	271,111	43.8	62,606	25.6	9,000	8.6
Europe	341,663	39.6	322,568	52.1	19,095	7.8	64,000	61.0
Oceania	-	-	-	-	-	-	-	-
Asia	36,801	4.3	-	-	36,801	15.1	-	-
Latin America	138,448	16.0	12,849	2.1	125,599	51.5	31,000	29.5
Middle East	-	-	-	-	-	-	-	-
Africa	-	-	-	-	-	-	-	-
International organizations	12,671	1.5	12,671	2.0	-	-	923	0.9
Total	863,303	100.0	619,201	100.0	244,102	100.0	104,923	100.0

(Millions of Yen, %)

Region	As of March 31, 2007							
	Foreign securities						Loans to non-residents	
			Foreign bonds		Foreign stocks & other securities			
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
North America	322,582	37.3	253,006	43.5	69,575	24.7	9,000	8.4
Europe	339,437	39.3	310,396	53.3	29,041	10.3	64,000	60.0
Oceania	-	-	-	-	-	-	-	-
Asia	58,594	6.8	-	-	58,594	20.8	-	-
Latin America	136,002	15.7	11,331	1.9	124,671	44.2	33,000	30.9
Middle East	-	-	-	-	-	-	-	-
Africa	-	-	-	-	-	-	-	-
International organizations	7,082	0.8	7,082	1.2	-	-	650	0.6
Total	863,699	100.0	581,817	100.0	281,882	100.0	106,650	100.0

(16) Valuation Gains on Trading Securities

(Millions of Yen)

Category	As of March 31, 2006		As of March 31, 2007	
	Current Fair Value and Carrying Value	Net valuation gains/losses	Current Fair Value and Carrying Value	Net valuation gains/losses
Trading securities	-	-	-	-
Monetary trusts	-	-	-	-

Note: "Monetary trusts" is composed of securities held in monetary trust.

(17) Fair Value Information on Securities (those with current fair value out of securities excluding trading securities)

(Millions of Yen)

Category	As of March 31, 2006				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses	Gains	Losses
Held-to-maturity securities	340,401	336,474	(3,926)	1,342	5,268
Domestic bonds	229,004	227,019	(1,984)	1,305	3,290
Monetary claims purchased	106,397	104,454	(1,942)	36	1,978
Certificates of deposit	5,000	5,000	0	0	-
Policy reserve matching bonds	1,773,298	1,750,945	(22,353)	2,700	25,053
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	1,949,006	2,441,908	492,902	508,904	16,002
Domestic bonds	667,801	668,850	1,049	7,442	6,393
Domestics stocks	466,882	915,698	448,816	449,644	827
Foreign securities	732,794	757,349	24,554	32,807	8,252
Foreign bonds	609,075	619,201	10,125	16,301	6,176
Foreign stocks and other securities	123,719	138,148	14,429	16,505	2,076
Other securities	63,045	82,047	19,001	19,004	2
Money claims purchased	18,482	17,961	(520)	4	525
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-
Total	4,062,706	4,529,328	466,622	512,946	46,324
Domestic bonds	2,670,104	2,646,815	(23,288)	11,448	34,737
Domestic stocks	466,882	915,698	448,816	449,644	827
Foreign securities	732,794	757,349	24,554	32,807	8,252
Foreign bonds	609,075	619,201	10,125	16,301	6,176
Foreign stock and other securities	123,719	138,148	14,429	16,505	2,076
Other securities	63,045	82,047	19,001	19,004	2
Monetary claims purchased	124,879	122,416	(2,463)	41	2,504
Certificates of deposit	5,000	5,000	0	0	-
Others	-	-	-	-	-

Notes: 1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.
2. Monetary trusts do not include other than trading securities.

*The carrying value before mark-to-market of securities without any current fair value is as follows:

(Millions of Yen)

Category	As of March 31, 2006
Held-to-maturity securities	-
Unlisted foreign bonds	-
Others	-
Policy reserve matching bonds	-
Stock of subsidiaries and affiliated companies	6,375
Available-for-sale securities	117,893
Unlisted domestic stocks	11,919
Unlisted foreign stocks	-
Unlisted foreign bonds	-
Others	105,974
Total	124,268

(Millions of Yen)

Category	As of March 31, 2007				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses	Gains	Losses
Held-to-maturity securities	367,982	364,727	(3,255)	1,709	4,964
Domestic bonds	230,062	227,468	(2,594)	1,225	3,820
Monetary claims purchased	132,920	132,259	(661)	483	1,144
Certificates of deposit	5,000	4,999	(0)	-	0
Policy reserve matching bonds	1,654,986	1,660,914	5,927	10,391	4,463
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	2,011,945	2,508,936	496,990	504,915	7,924
Domestic bonds	736,526	741,429	4,902	6,553	1,650
Domestics stocks	428,171	853,871	425,699	429,036	3,336
Foreign securities	719,991	773,799	53,807	55,795	1,987
Foreign bonds	563,924	581,817	17,893	18,747	854
Foreign stocks and other securities	156,067	191,981	35,914	37,047	1,133
Other securities	104,600	117,528	12,927	13,506	579
Money claims purchased	22,654	22,307	(346)	23	370
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-
Total	4,034,914	4,534,577	499,662	517,015	17,353
Domestic bonds	2,621,575	2,629,811	8,236	18,170	9,934
Domestic stocks	428,171	853,871	425,699	429,036	3,336
Foreign securities	719,991	773,799	53,807	55,795	1,987
Foreign bonds	563,924	581,817	17,893	18,747	854
Foreign stock and other securities	156,067	191,981	35,914	37,047	1,133
Other securities	104,600	117,528	12,927	13,506	579
Monetary claims purchased	155,575	154,567	(1,007)	507	1,515
Certificates of deposit	5,000	4,999	(0)	-	0
Others	-	-	-	-	-

Notes: 1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

2. Monetary trusts do not include other than trading securities.

*The carrying value before mark-to-market of securities without any current fair value is as follows:

(Millions of Yen)

Category	As of March 31, 2007
Held-to-maturity securities	-
Unlisted foreign bonds	-
Others	-
Policy reserve matching bonds	-
Stock of subsidiaries and affiliated companies	4,680
Available-for-sale securities	101,795
Unlisted domestic stocks (except OTC-traded stocks)	12,378
Unlisted foreign stocks (except OTC-traded stocks)	-
Unlisted foreign bonds	-
Others	89,417
Total	106,476

*The followings are unrealized profits and losses on the carrying value for the yen-translated foreign securities out of securities without current fair value, and the securities with current fair value.

(Millions of Yen)

Category	As of March 31, 2006				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses	Gains	Losses
Held-to-maturity securities	340,401	336,474	(3,926)	1,342	5,268
Domestic bonds	229,004	227,019	(1,984)	1,305	3,290
Monetary claims purchased	106,397	104,454	(1,942)	36	1,978
Certificates of deposit	5,000	5,000	0	0	-
Policy reserve matching bonds	1,773,298	1,750,945	(22,353)	2,700	25,053
Stocks of subsidiaries and affiliated companies	6,375	6,375	-	-	-
Available-for-sale securities	2,066,899	2,559,831	492,931	508,934	16,003
Domestic bonds	667,801	668,850	1,049	7,442	6,393
Domestics stocks	478,801	927,617	448,816	449,644	827
Foreign securities	838,719	863,303	24,584	32,837	8,253
Foreign bonds	609,075	619,201	10,125	16,301	6,176
Foreign stocks and other securities	229,643	244,102	14,458	16,535	2,077
Other securities	63,045	82,047	19,001	19,004	2
Money claims purchased	18,482	17,961	(520)	4	525
Certificates of deposit	-	-	-	-	-
Others	50	50	-	-	-
Total	4,186,975	4,653,627	466,651	512,977	46,325
Domestic bonds	2,670,104	2,646,815	(23,288)	11,448	34,737
Domestic stocks	485,176	933,993	448,816	449,644	827
Foreign securities	838,719	863,303	24,584	32,837	8,253
Foreign bonds	609,075	619,201	10,125	16,301	6,176
Foreign stock and other securities	229,643	244,102	14,458	16,535	2,077
Other securities	63,045	82,047	19,001	19,004	2
Monetary claims purchased	124,879	122,416	(2,463)	41	2,504
Certificates of deposit	5,000	5,000	0	0	-
Others	50	50	-	-	-

(Millions of Yen)

Category	As of March 31, 2007				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses	Gains	Losses
Held-to-maturity securities	367,982	364,727	(3,255)	1,709	4,964
Domestic bonds	230,062	227,468	(2,594)	1,225	3,820
Monetary claims purchased	132,920	132,259	(661)	483	1,144
Certificates of deposit	5,000	4,999	(0)	-	0
Policy reserve matching bonds	1,654,986	1,660,914	5,927	10,391	4,463
Stocks of subsidiaries and affiliated companies	4,680	4,680	-	-	-
Available-for-sale securities	2,113,741	2,611,214	497,473	505,416	7,943
Domestic bonds	736,526	741,429	4,902	6,553	1,650
Domestics stocks	440,549	866,249	425,699	429,036	3,336
Foreign securities	809,409	863,699	54,290	56,296	2,006
Foreign bonds	563,924	581,817	17,893	18,747	854
Foreign stocks and other securities	245,484	281,882	36,397	37,548	1,151
Other securities	104,600	117,528	12,927	13,506	579
Money claims purchased	22,654	22,307	(346)	23	370
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-
Total	4,141,391	4,641,537	500,146	517,517	17,371
Domestic bonds	2,621,575	2,629,811	8,236	18,170	9,934
Domestic stocks	445,230	870,930	425,699	429,036	3,336
Foreign securities	809,409	863,699	54,290	56,296	2,006
Foreign bonds	563,924	581,817	17,893	18,747	854
Foreign stock and other securities	245,484	281,882	36,397	37,548	1,151
Other securities	104,600	117,528	12,927	13,506	579
Monetary claims purchased	155,575	154,567	(1,007)	507	1,515
Certificates of deposit	5,000	4,999	(0)	-	0
Others	-	-	-	-	-

Notes: 1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

2. Monetary trusts include securities other than trading securities and their carrying value and the current fair value were 50 million yen as of March 31, 2006. (There were no unrealized gains/losses.)

(18) Fair Value Information on Monetary Trusts

(Millions of Yen)

Category	As of March 31, 2006					As of March 31, 2007				
	Carrying value	Current fair value	Net unrealized gains/losses			Carrying value	Current fair value	Net unrealized gains/losses		
				Gains	Losses				Gains	Losses
Monetary trusts	50	50	-	-	-	-	-	-	-	-

* Monetary trusts for investment

(Millions of Yen)

Category	As of March 31, 2006		As of March 31, 2007	
	Carrying value	Net valuation gains/losses	Carrying value	Net valuation gains/losses
Monetary trusts for investment	-	-	-	-

* Monetary trusts for held-to-maturity securities, policy reserve matching bonds and available-for-sale securities

(Millions of Yen)

Category	As of March 31, 2006					As of March 31, 2007				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses			Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses		
				Gains	Losses				Gains	Losses
Held-to-maturity securities	-	-	-	-	-	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-	-	-	-	-	-
Available-for-sale securities	50	50	-	-	-	-	-	-	-	-
Jointly operated and designed monetary trusts	50	50	-	-	-	-	-	-	-	-
Total	50	50	-	-	-	-	-	-	-	-

(19) Fair Value Information on Real Estate

(Millions of Yen)

Category	As of March 31, 2006					As of March 31, 2007				
	Carrying value	Current fair value	Net unrealized gains/losses			Carrying value	Current fair value	Net unrealized gains/losses		
				Gains	Losses				Gains	Losses
Land	100,866	96,268	(4,597)	8,099	12,697	98,452	110,141	11,688	21,279	9,590
Leasehold	156	109	(46)	11	58	156	117	(39)	12	51
Total	101,023	96,378	(4,644)	8,111	12,755	98,609	110,258	11,649	21,291	9,642

Note: Current fair value are calculated based on the appraisal price or posted price.

(20) Fair Value Information on Derivative Transactions

(total transactions to which hedge accounting is or is not applied)

(i) Breakdown of net gains/losses (breakdown of transactions hedge accounting appplied and not applied)

(Millions of Yen)

	As of March 31, 2006					
	Interest-rate-related	Currency-related	Stock-related	Bond-related	Others	Total
Hedge accounting appplied	(2,083)	(5,577)	-	-	-	(7,660)
Hedge accounting not appplied	-	(322)	(986)	-	-	(1,309)
Total	(2,083)	(5,900)	(986)	-	-	(8,969)

(Millions of Yen)

	As of March 31, 2007					
	Interest-rate-related	Currency-related	Stock-related	Bond-related	Others	Total
Hedge accounting appplied	(733)	(3,562)	-	-	-	(4,295)
Hedge accounting not appplied	-	(250)	-	-	-	(250)
Total	(733)	(3,812)	-	-	-	(4,546)

Note: *Accrued interest of interest-rate-related net gains/losses applied hedge accounting. [94 million yen: as of March 31, 2006; 65 million yen: as of March 31, 2007], currency-related net gains/losses with fair value hedge accounting [(5,577) million yen: as of March 31, 2006; (3,562) million yen: as of March 31, 2007], and net gains/losses not applied hedge accounting are recorded on the statement of operations.*

(ii) Interest-rate-related derivative transactions

(Millions of Yen)

Category	Type	As of March 31, 2006				As of March 31, 2007			
		Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)
			Over 1 year				Over 1 year		
OTC	Interest rate swaps Receipts fixed, payments floating	138,286	123,240	(2,083)	(2,083)	146,024	116,235	(733)	(733)
Total					(2,083)				(733)

Note: *Valuation gains/losses indicates the current market or fair value.*

(Reference) Balance of notional principal of interest rate swapping by term to maturity

(Millions of Yen)

	As of March 31,2006						
	1 year or shorter	1 year to 3 years	3 years to 5 years	5 years to 7 years	7 years to 10 years	Over 10 years	Total
Receipts fixed, payments floating	15,046	53,413	27,496	34,000	8,330	-	138,286
(Average rate received)	1.59%	1.18%	1.38%	1.58%	1.63%	-	1.39%
(Average rate paid)	0.87%	0.38%	0.60%	0.65%	0.28%	-	0.54%

(Millions of Yen)

	As of March 31,2007						
	1 year or shorter	1 year to 3 years	3 years to 5 years	5 years to 7 years	7 years to 10 years	Over 10 years	Total
Receipts fixed, payments floating	29,789	35,836	35,453	34,500	10,445	-	146,024
(Average rate received)	1.06%	1.36%	1.61%	1.52%	1.80%	-	1.43%
(Average rate paid)	0.73%	1.20%	1.07%	1.05%	0.89%	-	1.01%

(iii) Currency-related derivative transactions

(Millions of Yen)

Category	Type	As of March 31, 2006 Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)	As of March 31, 2007 Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)
OTC	Exchange contracts								
	Sold	422,754	-	428,654	(5,900)	376,822	-	380,635	(3,812)
	US dollar	84,888	-	86,555	(1,667)	81,551	-	80,725	826
	Euro	239,526	-	243,893	(4,366)	201,479	-	205,728	(4,248)
	British pound	-	-	-	-	9,727	-	9,599	128
	Canadian dollar	65,459	-	65,005	453	37,481	-	37,602	(121)
	Swedish krona	32,879	-	33,199	(320)	46,582	-	46,979	(397)
Total					(5,900)				(3,812)

Notes: 1. Exchange rate as of the end of each fiscal year is used for futures rate .

2. This disclosure excludes foreign-currency-dominated monetary receivables and payables which are recorded in yen in the balance sheet, for the reason the settlement amount in yen is fixed based on the exchange contract.

3. Valuation gans/losses indicates the difference between the contracted amount and the current market or fair value.

(iv) Stock-related derivative transactions

(Millions of Yen)

Category	Type	As of March 31, 2006 Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)	As of March 31, 2007 Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)
OTC	Stock index options								
	Bought								
	Put	19,996	-			-	-		
		[1,326]	[-]	340	(986)	[-]	[-]	-	-
Total					(986)				-

Notes: 1. Figures in parentheses indicates option premiums in the balance sheet.

2. Valuation gans/losses indicates the difference between the contracted amount and the current market or fair value.

(v) Bond-related derivative transactions

The Company did not have any balances of bond-related derivative transactions as of March 31, 2006 and 2007.

(vi) Others

The Company did not have any balances of other derivative transactions as of March 31, 2006 and 2007.

4. Status of Separate Account Assets

(1) Balance of Separate Account Assets

(Millions of Yen)

Category	As of March 31, 2006	As of March 31, 2007
	Amount	Amount
Individual variable insurance	6,700	6,822
Individual variable annuities	-	-
Group annuities	-	-
Total of separate account	6,700	6,822

(2) Status of Individual Variable Insurance (Separate Accounts)

a. Total number of policies and total policy amount in force

(Number, Millions of Yen)

Category	As of March 31, 2006		As of March 31, 2007	
	Number	Amount	Number	Amount
Variable insurance (term-life)	316	349	298	323
Variable insurance (whole-life)	541	1,720	529	1,504
Total	857	2,069	827	1,827

b. Asset composition

(Millions of Yen, %)

Category	As of March 31, 2006		As of March 31, 2007	
	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	295	4.4	203	3.0
Securities	6,361	94.9	6,574	96.4
Domestic bonds	1,865	27.8	1,978	29.0
Domestic stocks	2,423	36.2	2,336	34.3
Foreign securities	2,072	30.9	2,259	33.1
Foreign bonds	724	10.8	771	11.3
Foreign stock and other securities	1,347	20.1	1,487	21.8
Other securities	-	-	-	-
Loans	-	-	-	-
Others	43	0.6	43	0.6
Reserve for possible loan losses	-	-	-	-
Total	6,700	100.0	6,822	100.0

c. Net investment gains/losses

(Millions of Yen)

Category	Year Ended March 31, 2006 Amount	Year Ended March 31, 2007 Amount
Interests, dividends and income from real estate for rent	106	120
Gains on sale of securities	282	187
Gains on redemption of securities	-	-
Valuation gains on securities	1,471	1,325
Foreign exchange gains, net	0	1
Gains from derivatives, net	-	-
Other investment income	0	0
Losses on sale of securities	170	57
Amortization of securities	-	-
Devaluation losses on securities	499	1,319
Foreign exchange losses, net	2	1
Losses from derivatives, net	-	-
Other investment expenses	0	0
Net investment gains/losses	1,189	256

d. Valuation gains/losses on trading securities

(Millions of Yen)

Category	Year Ended March 31, 2006		Year Ended March 31, 2007	
	Current Fair Value and Carrying Value	Net valuation gains/losses	Current Fair Value and Carrying Value	Net valuation gains/losses
Trading securities	6,361	972	6,574	5

e. Fair value information on monetary trusts

The Company did not have any balances of monetary trusts as of March 31, 2006 and 2007.

f. Fair value information on derivative transactions

Interest-rate-related derivative transactions
Currency-related derivative transactions
Stock-related derivative transactions
Bond-related derivative transactions
Others

} The Company did not have any balances of these transactions as of March 31, 2006 and 2007.

(3) Status of Individual Variable Annuities (Separate Accounts)

The Company did not have any balances of individual variable annuities separate accounts as of March 31, 2006 and 2007.

5. Reconciliation to Core Profit and Ordinary Profit

(1) Reconciliation to Core Profit

(Millions of Yen)

Category	Year ended March 31, 2006	Year ended March 31, 2007
Core Revenues	1,020,645	952,099
Income from Insurance Premiums	823,011	705,582
Insurance premiums	822,946	705,293
Ceded reinsurance recoveries	64	289
Investment Income	127,495	137,670
Interest, dividends and income from real estate for rent	126,092	137,257
Other investment income	213	155
Gains on separate accounts, net	1,189	256
Other Ordinary Income	70,138	108,846
Income related to withheld insurance claims and other payments for future annuity payments	363	705
Income due to withheld insurance payments	33,467	30,808
Reversal of reserve for outstanding claims	205	-
Reversal of policy reserves (except contingency reserve)	33,066	74,323
Reversal of reserve for employees' retirement benefits	1,235	809
Other ordinary profit	1,800	2,199
Other Core Revenues	-	0
Core Expenses	982,446	898,114
Insurance Claims and Other Payments	857,053	772,881
Insurance claims	458,262	383,215
Annuity payments	115,815	128,527
Insurance benefits	106,390	105,102
Surrender payments	127,283	95,662
Other payments	49,004	60,111
Reinsurance payments	295	262
Provision for Policy and Other Reserves	88	1,731
Investment Expenses	7,875	8,117
Interest expense	1,624	1,624
Provision for general reserve for possible loan losses	-	(35)
Depreciation of real estate for rent	2,692	2,485
Other investment expenses	3,558	4,044
Operating Expenses	82,533	78,811
Other Ordinary Expenses	34,895	36,572
Payments related to withheld insurance claims	22,764	24,496
Taxes	5,234	4,868
Depreciation	5,339	5,199
Provision for reserve for employees' retirement benefits	-	-
Other ordinary losses	1,557	2,007
Other Core Expenses	0	-

Core Profit	38,199	53,984

(2) Reconciliation to Ordinary Profit

(Millions of Yen)

		Year ended March 31, 2006	Year ended March 31, 2007
Core profit (A)		38,199	53,984
Capital gains		70,593	74,223
	Gains from monetary trusts, net	-	-
	Gains on investments in trading securities, net	-	-
	Gains on sale of securities	70,593	74,223
	Gains from derivatives, net	-	-
	Foreign exchange gains, net	-	-
	Others	-	-
Capital losses		47,017	61,520
	Losses from monetary trusts, net	-	-
	Losses on investments in trading securities, net	-	-
	Losses on sale of securities	25,458	45,329
	Devaluation losses on securities	269	99
	Losses from derivatives, net	21,068	15,668
	Foreign exchange losses, net	221	422
	Others	-	-
Total capital gains/losses (B)		23,575	12,703
Core profit reflecting capital gains/losses (A) + (B)		61,774	66,687
Other one-time gains		-	-
	Ceding reinsurance recoveries	-	-
	Reversal of contingency reserve	-	-
	Others	-	-
Other one-time losses		14,819	15,024
	Reinsurance premiums	-	-
	Provision for contingency reserve	14,819	14,304
	Provision for specific reserve for possible loans losess	-	720
	Provision for specific reserve for loans to refinancing countries	-	-
	Write-off of loans	-	-
	Others	-	-
Other one-time gains/losses (C)		(14,819)	(15,024)
Ordinary profit (A) + (B) + (C)		46,954	51,662

Notes: 1. As regards year ended March 31, 2006, income losses of (0) million yen on losses from monetary trusts are included in other core expenses of core profit instead of losses from monetary trusts, net.

2. As regards year ended March 31, 2007, income gains of 0 million yen on gains from monetary trusts are included in other core revenues of core profit instead of gains from monetary trusts, net.

6. Disclosed Claims under the Insurance Business Law

(Millions of Yen)

Category		As of March 31, 2006	As of March 31, 2007
Claims against bankrupt and quasi-bankrupt obligors	a	632	557
Claims with collection risk	b	0	1,004
Claims for special attention	c	4,748	4,198
Sub total	a + b + c	5,381	5,760
% of Total		0.35%	0.38%
Claims against normal obligors	d	1,535,628	1,501,481
Total	a + b + c + d	1,541,010	1,507,242

Notes:
1. *Claims against bankrupt and quasi-bankrupt obligors are loans to borrowers who are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings and other borrowers in serious financial difficulties.*
2. *Claims with collection risk are loans to obligors (other than bankrupt and quasi-bankrupt obligors) with deteriorated financial condition and results of operations from which it is unlikely that the principal and interest on the loans will be recovered.*
3. *Claims for special attention are loans on which principal and/or interest are past due for three months or more and loans with a concessionary interest rate, as well as loans with renegotiated conditions in favor of the borrower, including renegotiated schedule and/or waivers, in each case, other than the loans described in Notes 1 or 2 above.*
4. *Claims against normal obligors are all other loans.*

7. Risk Monitored Loans (Under the Insurance Business Law)

(Millions of Yen)

Category		As of March 31, 2006	As of March 31, 2007
Loans to bankrupt companies	a	193	336
Past due loans	b	439	1,225
Loans overdue for three months or more	c	4,698	4,165
Restructured loans	d	49	32
Total	a + b + c + d	5,381	5,760
% of total loans	= e	0.35%	0.38%

Notes:
1. *Certain Past due loans and loans to bankrupt companies were written off and charged to the reserve for possible loan losses. Past due loans decreased due to write-offs in the amounts of 871 million yen as of March 31, 2006.*
2. *Loans to bankrupt companies are loans to obligors that are subject to bankruptcy, corporate reorganization, or rehabilitation or other similar proceedings on which a company has stopped accruing interest after determining that collection or repayment of principal or interest is impossible due to a significant delay in payment of principal or interest or for some other reason.*
3. *Past due loans are loans (other than the loans described in Note 2 above and the loans for which due dates for interest payments have been rescheduled for purposes of restructuring or supporting the obligor) on which a company has stopped accruing interest based on self-assessment.*
4. *Loans overdue for three months or more are loans, other than the loans described in Note 2 or 3 above, on which principal and/or interest are in arrears for three months or more.*
5. *Restructured loans are loans, other than the loans described in Note 2, 3, or 4 above, for which agreements have been made between the relevant parties to provide a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims, and/or other terms in favor of the obligor for purposes of restructuring or supporting the obligor.*

(Reference) Reserve for Possible Loan Losses

(1) Reserve for Possible Loan Losses

(Millions of Yen)

Category	As of March 31, 2006	As of March 31, 2007
General reserve for possible loan losses	1,482	1,447
Specific reserve for possible loan losses	197	916
Specific reserve for loans to refinancing countries	-	-
Total	1,680	2,364

(2) Specific Reserve for Possible Loan Losses

(Millions of Yen)

Category	As of March 31, 2006	As of March 31, 2007
Transfer	197	916
Reversal	199	196
Net transfer	(1)	720

Note: The amount of reversal indicated above does not include the amount of reversal made for any specific purpose.

(3) Specific Reserve for Loans to Refinancing Countries

a. Specific reserve for loans to refinancing countries

The Company held no specific reserve for loans to refinancing countries as of March 31, 2006 and 2007.

b. Loan outstanding by country

The Company held no loan outstanding by country as of March 31, 2006 and 2007

(4) Write-off of Loans

The Company held no write-off of loans as of March 31, 2006 and 2007.

(Reference) Self-Assessment of Loans

Self-assessment of assets means individually reviewing each asset, and categorizing it according to risks in collection or deterioration of the value as an asset, which should provide the basis for adequate write-offs or reservation, and creation of reliable financial statements.

According to their risks in collection or deterioration of the value as an asset, assets are categorized into four classes from Class I - IV. Class I is composed of assets with no problem.

Taiyo Life has established the internal criteria for self-assessment, and write-offs and reservation, and is carrying out strict self-assessment, and write-offs and reserve.

In the results of self-assessment as of March 31, 2007, the Company deducted all assets categorized Class IV as uncollectible, and calculated the expected losses on each asset in Class III, and added the adequate reserve. Thus, the Company is making efforts to keep soundness of its assets.

Self-Assessment of Loans (Millions of Yen)

Classifications	As of March 31, 2006		As of March 31, 2007	
	Before write-offs / reservation	After write-offs / reservation	Before write-offs / reservation	After write-offs / reservation
Class I	1,518,782	1,518,976	1,485,628	1,486,542
Class II	22,033	22,033	20,600	20,600
Class III	193	0	1,013	100
Class IV	871	-	0	-
Total exposures	1,541,881	1,541,010	1,507,242	1,507,242

Note: The total exposures include securities lent, guarantee endorsements, interest payable and suspense payments in addition to loans. The interest payable and suspense payments included here are limited to those related to loans and securities lent.

8. Solvency Margin Ratio

(Millions of Yen)

Items		As of March 31, 2006	As of March 31, 2007
Total solvency margin	(A)	844,762	895,485
Net assets (less certain items)		98,966	154,776
Reserve for price fluctuations		26,059	42,563
Contingency reserve		71,244	85,549
Reserve for possible loan losses		1,482	1,447
Net unrealized gains on available-for-sale securities (before tax) (x 90 per cent, if gains; x 100 per cent, if losses)		443,638	447,726
Net unrealized gains (losses) on real estate (x 85 per cent, if gains; x 100 per cent, if losses)		(4,644)	(26,065)
Excess of amount of policy surrender payment		72,383	61,285
Unallotted portion of reserve for policyholder dividends		22,295	21,374
Future profits		6,339	6,757
Deferred tax assets		51,996	45,069
Subordinated debt		55,000	55,000
Deductible items		-	-
Total risk $\sqrt{R_1^2+(R_2+R_3+R_7)^2}+R_4$	(B)	161,631	162,744
Insurance risk	R_1	36,831	37,068
Assumed investment yield risk	R_2	24,255	23,727
Investment risk	R_3	129,193	130,785
Business risk	R_4	3,805	3,831
Minimum guarantee risk	R_7	19	16
Solvency margin ratio $\frac{(A)}{(1/2) \times (B)} \times 100$		1,045.2%	1,100.4%

Notes: 1. The above figures were calculated on the basis of the provisions of Articles 86 and 87 of the Enforcement Ordinance of Insurance Business Law as well as Notification No. 50 of 1996 by the Ministry of Finance.

2. "Net assets (less certain items)" as of March 31, 2007 represents net assets on the balance sheet less total valuation and translation adjustments, and estimated appropriation paid in cash. As of March 31, 2006, "Net assets (less certain items)" above represents equity capital on the balance sheet less net unrealized gains on securities, and estimated appropriation paid in cash.

3. The figures of "minimum guarantee risk" were calculated on the basis of the regulatory standard.

9. Adjusted Net Assets

(Millions of Yen)

Item	As of March 31, 2006	As of March 31, 2007
Adjusted net assets	757,580	834,661

Note: The above figures were calculated according to the orders providing classifications, etc. that are stipulated in 132.2 of Insurance Business Law, and descriptions provided in Notification No. 2 issued in January 1999 by Financial Supervisory Agency and Ministry of Finance.

Supplementary Data for the Fiscal Year Ended March 31, 2007
Non-Consolidated Financial Results at Press Conference

(1) Sales Results

(Millions of yen, %)

	Fiscal Year Ended March 31, 2006		Six Months Ended September 30, 2006		Fiscal Year Ended March 31, 2007	
	Amount	% Change	Amount	% Change	Amount	% Change
Annualized premiums of new policies	41,737	(10.1)	18,769	(11.9)	36,601	(12.3)
3rd sector products	14,249	1.0	6,909	(0.1)	13,129	(7.9)
Annualized premiums of total policies	695,143	(5.0)	679,706	(4.6)	662,816	(4.7)
3rd sector products	109,472	3.2	111,500	3.8	112,107	2.4
Income from insurance premiums	823,011	4.4	363,388	(14.2)	705,582	(14.3)
Individual insurance and annuities	609,247	(5.8)	289,378	(6.6)	576,517	(5.4)
Group insurance and annuities	212,543	51.5	73,298	(35.1)	127,578	(40.0)
New policy amount	2,838,316	(1.8)	1,176,571	(20.3)	2,127,375	(25.0)
Policy amount in force	17,591,527	3.7	17,749,273	2.4	17,644,524	0.3
Surrender & lapse amount	1,644,026	15.4	749,477	(7.8)	1,503,878	(8.5)
Surrender & lapse rate	9.69%	0.83 points	4.26%	(0.53 points)	8.55%	(1.14 points)

Notes:

1. New policy amount and policy amount in force include individual insurance and annuities.

2. Surrender and lapse amount does not include reinstatement

3. Surrender and lapse rates for the six months ended September 30, 2006 is not annualized.

4. Annualized premiums include individual insurance and annuities, and exclude the net increase from conversion.

(2) Assets

(Millions of yen, %)

	As of March 31, 2006		As of September 30, 2006		As of March 31, 2007	
	Amount	% Change	Amount	% Change	Amount	% Change
Total assets	6,591,994	5.0	6,491,309	1.3	6,552,504	(0.6)
Adjusted net asset	757,580	63.2	686,278	13.1	834,661	10.2
Adjusted net asset / General account assets	11.5	4.1 points	10.6	1.1 points	12.8	1.3 points
Solvency margin ratio	1,045.2	179.5 points	1,016.6	26.9 points	1,100.4	55.2 points

(3) Core Profit / Amount of Negative Spread / Investment Yield

(Millions of yen, %)

	Fiscal Year Ended March 31, 2006		Fiscal Year Ended March 31, 2007		Fiscal Year Ending March 31, 2008 (Forecast)
	Amount	% Change	Amount	% Change	Amount
Core profit	38,199	12.9	53,984	41.3	56,000

(Millions of yen)

	Fiscal Year Ended March 31, 2006		Fiscal Year Ended March 31, 2007		Fiscal Year Ending March 31, 2008 (Forecast)
	Amount	Change	Amount	Change	Amount
Amount of negative spread	38,525	645	24,638	(13,886)	23,000

(%)

	Fiscal Year Ended March 31, 2006	Fiscal Year Ended March 31, 2007	Fiscal Year Ending March 31, 2008 (Forecast)
Investment yield for core profit	2.10	2.30	approx. 2.3
Investment yield - general account	2.33	2.31	approx. 2.0
Average assumed investment yield	2.78	2.74	approx. 2.7

(4) Policy and Other Reserves

(Millions of yen)

	As of March 31, 2006		As of September 30, 2006		As of March 31, 2007	
	Amount	Change	Amount	Change	Amount	Change
Policy reserve *(Note 1)*	5,739,885	(33,066)	5,710,016	(15,537)	5,665,562	(74,323)
General account	5,739,179	(33,049)	5,709,328	(15,546)	5,664,963	(74,215)
Separate account	706	(16)	687	8	598	(107)
Reserve for price fluctuations	26,059	16,258	29,437	16,266	42,563	16,503
Contingency reserve	71,244	14,819	75,966	16,881	85,549	14,304
Contingency reserve 1	44,713	841	45,195	907	45,538	824
Contingency reserve 2	26,520	13,968	30,760	15,974	40,000	13,480
Contingency reserve 3	10	10	10	0	10	-
Contingency reserve fund	-	-	-	-	-	-
Price fluctuation reserve fund	-	-	-	-	-	-
Appropriated retained earnings for general purposes *(Note 2)*	40,000	-	40,000	-	40,000	-

Notes:

1. The amount of policy reserve excludes the amount of contingency reserve.

2. Appropriated retained earnings for general purposes as of March 31, 2005 and 2006 above are total amount after the appropriation of profit. Appropriated retained earnings as of March 31, 2007 above are the balance after the approval of the proposal for the appropriated retained earnings in the general meeting of shareholders as scheduled.

(5) Unrealized Gains / Losses

(Millions of yen)

	As of March 31, 2006		As of September 30, 2006		As of March 31, 2007	
	Amount	Change	Amount	Change	Amount	Change
Securities	466,622	279,568	379,426	54,853	499,662	33,040
Domestic stocks	448,816	326,451	350,713	88,711	425,699	(23,117)
Domestic bonds	(23,288)	(60,141)	(14,789)	(31,768)	8,236	31,524
Foreign securities	24,554	1,554	38,348	6,320	53,807	29,252
Real estate (domestic land and lease)	(4,644)	7,243	(3,767)	5,795	11,649	16,294

(6) Impairment of Fixed Assets

(Millions of yen)

	Fiscal Year Ended March 31, 2006		Six Months Ended September 30, 2006		Fiscal Year Ended March 31, 2007	
	Amount	Change	Amount	Change	Amount	Change
Impairment loss	3,322	-	1,373	(1,948)	1,373	(1,948)

(7) Investment for the Fiscal Year Ended March 31, 2007

(Millions of yen)

	Net Increase (decrease)	Forecast for the Fiscal Year Ending March 31, 2008
Domestic stocks	(39,946)	Decrease
Domestic bonds	(48,528)	Level-Off
Foreign stocks, etc.	15,841	Increase
Foreign bonds	(45,151)	Increase
Real estate	(5,466)	Level-Off

Note: Net increase (decrease) is based on carring value before mark-to-market.

(8) Level of Indices where Unrealized Gains/Losses on Assets are Break-even as of March 31, 2007

NIKKEI average	approx.	8,660 Yen
TOPIX	approx.	850 Points
Yen-denominated bonds	approx.	1.7%
Foreign securities	approx.	103.0 Yen

Notes:

1. These figures are calculated based on asset holdings as of March 31, 2007 assuming that our asset portfolio is the same as those of the NIKKEI average, TOPIX, 10-Year JGB and U.S .dollar / yen rate. Because our portfolio is not necessarily the same as these indices, actual results may differ from above figures.

2. The indices for Yen-denominated bonds are calculated on a 10-Year JGB yield basis (March31, 2007: 1.66%).

3. The indice of Foreign securities is calculated based on a U.S. dollar/yen rate basis (March 31, 2007: 118.05yen). Currency hedged position to which applied hedge accounting rule are excluded in the calculation.

(9) Performance Forecast

(Billions of yen)

	Fiscal Year Ending March 31, 2008
Income from insurance premiums	640
Annualized premiums of total policies	630
Policy amount in force	17,700

Notes:

1. Policy amount in force includes individual insurance and annuities

2. The above forecasts for the year ending March 31, 2007 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based of risks and uncertainties that may affect the Company's businesses.

(10) Cross Holdings with Domestic Banks as of March 31, 2007

i) Contributions from Domestic Banks (Millions of yen)

	Amount
Funds	None
Subordinated loans and debentures	30,000

ii) Contributions to Domestic Banks (Millions of yen)

	Amount
Bank stocks held	105,985
Subordinated loans and debentures	289,592

(11) Number of Employees and Agents

	As of March 31, 2006		As of September 30, 2006		As of March 31, 2007	
	Amount	% Change	Amount	% Change	Amount	% Change
In-house sales representatives	8,963	(1.6)	8,400	(6.6)	8,116	(9.4)
Sales agents	2,704	0.9	2,765	(0.1)	2,735	1.1

(12) OTC Sales through Banks

Taiyo life is not applicable since the Company does not offer its products OTC through banks.

NON-CONSOLIDATED FINANCIAL SUMMARY

(For the fiscal year ended March 31, 2007)

May 17, 2007

Name of Company:	**T&D Holdings, Inc.** (Financial Summary for Daido Life Insurance Company)
Stock Listings:	Tokyo, Osaka
Security Code No.:	8795
Head Office:	Tokyo, Japan
URL:	http://www.td-holdings.co.jp/e/

1. Non-Consolidated Operating Results for the Fiscal Year Ended March 31, 2007 (April 1, 2006 - March 31, 2007)

(1) Results of Operations

Note: Amounts of less than one million yen have been eliminated, and percentages have been rounded to the nearest percent.

	Ordinary Revenues	% change	Ordinary Profit	% change	Core Profit	% change	Net Income	% change
Year ended March 31, 2007	¥1,061,817 million	(0.1)	¥121,247 million	21.9	¥125,791 million	30.9	¥43,157 million	10.4
Year ended March 31, 2006	¥1,062,452 million	0.3	¥99,445 million	3.8	¥96,105 million	(6.4)	¥39,099 million	17.4

	Net Income Per Share	Net Income Per Share (Fully Diluted)	Ratio of Net Income to Shareholders' Equity	Ratio of Ordinary Profit to Total Assets	Ratio of Ordinary Profit to Ordinary Revenue
Year ended March 31, 2007	¥28,771.58	-	7.2%	1.9%	11.4%
Year ended March 31, 2006	¥26,004.80	-	8.6%	1.6%	9.4%

Notes:

1. *Core Profit is a measure of a life insurance company's underlying profitability from core insurance operations on a non-consolidated basis, defined as ordinary profit excluding "capital gains and losses" such as gains and losses on sale of securities and devaluation losses on securities and "other one-time gains and losses" such as provision for (reversal of) contingency reserve and write-off of loans.*
2. % changes for ordinary revenues and ordinary profit, etc. are presented in comparison with the same term of the previous fiscal year.

(2) Financial Conditions

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
As of March 31, 2007	¥6,397,075 million	¥604,789 million	9.5%	¥403,193.21
As of March 31, 2006	¥6,406,113 million	¥590,221 million	9.2%	¥393,419.43

Note: Shareholder's equity: as of March 31, 2007: ¥604,789 million; as of March 31, 2006: ¥-

2. Dividends

	Annual Dividends per Share	Interim	Year-End	Dividends Paid for the Year	Payout Ratio	Dividends on Net Assets
Year ended March 31, 2006	¥5,977.00	¥-	¥5,977.00	¥8,965	23.0%	1.5%
Year ended March 31, 2007	¥6,602.00	¥-	¥6,602.00	¥9,903	22.9%	1.7%

3. Forecasts for the Year Ending March 31, 2008 (April 1, 2007 - March 31, 2008)

Daido Life's forecasts are omitted. Please refer to T&D Holdings' *"Consolidated Forecasts for the Year Ending March 31, 2008"* section in this material *"Consolidated Financial Summary for the fiscal year ended March 31, 2007"*.

4. Others

(1) Significant Changes in Accounting Principle and Procedure and Changes in Presentation Method for Consolidated Financial Summary:

Changes due to the revision of accounting standards: Applicable
Changes due to other factors : Yes

Note: Please refer to T&D Holdings' "Summary of Significant Accounting Policies" section in this material "Consolidated Financial Summary for the fiscal year ended March 31, 2007".

(2) Number of Outstanding Shares (Common Stock):

Number of outstanding shares including treasury stock at the end of the year: as of March 31, 2007: 1,500,000
as of March 31, 2006: 1,500,000

Number of treasury stock at the end of the term: None

Average number of outstanding shares during the term: for the fiscal year ended March 31, 2007: 1,500,000
for the fiscal year ended March 31, 2006: 1,500,000

Daido Life Unaudited Non-Consolidated Balance Sheet

(Millions of yen)

	As of March 31, 2006		As of March 31, 2007		Increase (decrease)
	Amount	%	Amount	%	Amount
Assets:					
Cash and deposits	304,368	4.8	292,155	4.6	(12,212)
Cash	71		103		32
Deposit	304,296		292,052		(12,244)
Call loans	80,000	1.3	150,000	2.4	70,000
Monetary claims purchased	156,218	2.4	295,305	4.6	139,086
Monetary trusts	242,674	3.8	100,846	1.6	(141,827)
Securities	4,435,668	69.2	4,410,118	68.9	(25,549)
Government bonds	246,175		349,897		103,721
Municipal bonds	960,107		859,122		(100,984)
Corporate bonds	1,079,760		1,042,508		(37,251)
Domestic stocks	609,122		550,053		(59,068)
Foreign securities	673,504		707,654		34,149
Other securities	866,998		900,881		33,883
Loans	986,252	15.4	932,974	14.6	(53,277)
Policy loans	81,278		79,685		(1,592)
Commercial loans	904,974		853,289		(51,685)
Property and equipment	143,009	2.2	-	-	-
Land	81,141		-		-
Buildings	58,567		-		-
Equipment	1,159		-		-
Construction in progress	2,141		-		-
Tangible fixed assets	-	-	146,936	2.3	-
Land	-		80,464		-
Buildings	-		64,849		-
Construction in progress	-		142		-
Other tangible fixed assets	-		1,480		-
Intangible fixed assets	-	-	9,094	0.1	-
Software	-		7,976		-
Other intangible fixed assets	-		1,118		-
Due from agencies	1,548	0.0	1,466	0.0	(82)
Due from reinsurers	1,261	0.0	777	0.0	(484)
Other assets	56,800	0.9	58,443	0.9	1,642
Accounts receivable	15,596		24,458		8,861
Prepaid expenses	2,676		1,226		(1,449)
Accrued income	18,606		18,787		181
Deposit for rent	4,262		3,763		(498)
Margin for futures contracts	1,739		128		(1,610)
Derivatives	3,772		7,504		3,731
Suspense payable	756		751		(4)
Other assets	9,389		1,821		(7,568)
Reserve for possible loan losses	(1,687)	(0.0)	(1,043)	(0.0)	644
Total assets	6,406,113	100.0	6,397,075	100.0	(9,038)

(Millions of yen)

	As of March 31, 2006		As of March 31, 2007		Increase (decrease)
	Amount	%	Amount	%	Amount
Liabilities:					
Policy reserves	5,476,012	85.5	5,474,512	85.6	(1,499)
Reserve for outstanding claims	43,721		46,385		2,664
Policy reserve	5,306,524		5,297,223		(9,300)
Reserve for policyholder dividends	125,766		130,903		5,136
Due to reinsurers	448	0.0	407	0.0	(40)
Short-term debenture	20,000	0.3	20,000	0.3	-
Other liabilities	76,844	1.2	53,982	0.8	(22,862)
Cash collateral receiving under security landing contracts	20,275		-		(20,275)
Income taxes payable	2,730		3,677		947
Accounts payable	23,631		23,469		(161)
Accrued expenses	9,382		11,505		2,122
Unearned income	3,527		3,817		290
Deposit received	781		772		(9)
Guarantee deposits	5,536		6,341		805
Derivatives	4,257		1,382		(2,874)
Deferred valuation gains on hedge	3,360		-		-
Suspense receipt	3,361		3,016		(345)
Reserve for bonus to directors and corporate auditors	-	-	63	0.0	63
Reserve for employees' retirement benefits	67,316	1.1	74,722	1.2	7,405
Reserve for directors' and corporate auditors' retirement benefits	1,760	0.0	1,747	0.0	(13)
Reserve for price fluctuations	47,571	0.7	61,585	1.0	14,014
Deferred tax liabilities	125,937	2.0	105,263	1.6	(20,674)
Total liabilities	5,815,892	90.8	5,792,285	90.5	(23,606)
Stockholders' equity:					
Common stock	75,000	1.2	-	-	-
Capital surplus	54	0.0	-	-	-
Retained earnings	132,137	2.0	-	-	-
Legal reserve for future losses	7,345		-		-
Appropriated retained earnings	74,619		-		-
Provision for advanced depreciation on real estate	1,559		-		-
Provision for 100th anniversary project	60		-		-
General reserve	73,000		-		-
Unappropriated retained earnings	50,172		-		-
Net unrealized gains on securities	383,030	6.0	-	-	-
Total stockholders' equity	590,221	9.2	-	-	-
Total liabilities and stockholders' equity	6,406,113	100.0	-	-	-
Net assets:					
Common stock	-	-	75,000	1.2	-
Capital surplus	-	-	54	0.0	-
Retained earnings	-	-	166,236	2.6	-
Legal reserve for future losses	-		9,157		-
Other retained earnings	-		157,079		-
Provision for advanced depreciation on real estate	-		1,559		-
Provision for 100th anniversary project	-		11		-
General reserve	-		100,000		-
Unappropriated retained earnings	-		55,507		-
Total stockholders' equity	-	-	241,290	3.8	-
Net unrealized gains on securities	-	-	362,721	5.7	-
Gains on deferred hedge	-	-	778	0.0	-
Total valuation and translation adjustments	-	-	363,499	5.7	-
Total net assets	-	-	604,789	9.5	-
Total liabilities and net assets	-	-	6,397,075	100.0	-

Daido Life Unaudited Non-Consolidated Statements of Operations

(Millions of yen)

	Year ended March 31, 2006		Year ended March 31, 2007		Increase (decrease)
	Amount	%	Amount	%	Amount
Ordinary revenues	1,062,452	100.0	1,061,817	100.0	(634)
Income from insurance premiums	871,153		865,254		(5,899)
Insurance premiums	870,134		864,247		(5,887)
Ceded reinsurance recoveries	1,018		1,006		(12)
Investment income	180,674		183,345		2,671
Interest, dividends and income from real estate for rent	106,987		129,458		22,471
Interest income from deposits	5,343		6,968		1,625
Interest income and dividends from securities	75,571		93,983		18,411
Interest income from loans	19,304		18,954		(350)
Interest from real estate for rent	6,352		6,396		43
Other income from interest and dividends	415		3,156		2,740
Gains from monetary trust, net	3,664		8,092		4,428
Gains on investment in trading securities, net	22,157		17,824		(4,333)
Gains on sales of securities	16,449		18,756		2,307
Gains on redemption of securities	467		-		(467)
Other investment income	2,595		2,685		90
Gains on separate accounts, net	28,352		6,526		(21,826)
Other ordinary income	10,624		13,217		2,593
Income related to withheld insurance claims and other payments for future annuity payments	297		311		14
Income due to withheld insurance payments	3,177		2,552		(625)
Reversal of reserve for outstanding claims	3,900		-		(3,900)
Reversal of policy reserve	2,188		9,300		7,112
Other ordinary income	1,060		1,053		(7)
Ordinary expenses	963,007	90.6	940,570	88.6	(22,436)
Insurance claims and other payments	791,872		758,211		(33,660)
Insurance claims	308,591		268,182		(40,408)
Annuity payments	27,259		27,978		718
Insurance benefits	175,698		174,681		(1,016)
Surrender payments	203,007		248,907		45,899
Other payments	76,220		37,415		(38,805)
Reinsurance premiums	1,093		1,045		(47)
Provision for policy and other reserves	906		3,518		2,611
Provision for reserve for outstanding claims	-		2,664		2,664
Interest portion of reserve for policyholder dividends	906		853		(52)
Investment expenses	46,696		44,143		(2,552)
Interest expenses	25		165		140
Losses on sales of securities	1,045		5,744		4,698
Devaluation losses on securities	547		610		63
Losses from derivatives, net	31,227		20,324		(10,903)
Foreign exchange losses, net	4,924		5,696		771
Depreciation of real estate for rent	2,698		2,716		17
Other investment expenses	6,227		8,884		2,657
Operating expenses	109,262		111,815		2,552
Other ordinary expenses	14,268		22,881		8,612
Payments related to withheld insurance claims	1,914		2,344		429
Taxes	6,572		6,647		74
Depreciation	4,075		4,149		73
Provision for reserve for employees' retirement benefits	1,379		7,405		6,026
Other ordinary expenses	326		2,334		2,008
Ordinary profit	99,445	9.4	121,247	11.4	21,801

(Millions of yen)

	Year ended March 31, 2006		Year ended March 31, 2007		Increase (decrease)
	Amount	%	Amount	%	Amount
Extraordinary gains	961	0.1	3,095	0.3	2,134
Gains on sales of property and equipment	791		-		-
Gains on sales of fixed assets	-		7		-
Reversal of reserve for possible loan losses	139		626		486
Recoveries of bad debts previously written-off	30		122		91
Gains on sales of stocks of affiliated companies	-		2,338		2,338
Extraordinary losses	16,563	1.6	15,845	1.5	(718)
Losses on sales, disposal and devaluation of property and equipment	1,257		-		-
Losses on sales, disposal and devaluation of fixed assets	-		905		-
Impairment loss	270		525		254
Provision for reserve for price fluctuations	14,987		14,014		(973)
Provision for 100th anniversary project	47		48		0
Headquarters removal costs	-		351		351
Provision for reserve for policyholder dividends	27,310	2.6	40,068	3.8	12,757
Income before income taxes	56,532	5.3	68,429	6.4	11,896
Current income taxes	27,266	2.5	34,907	3.2	7,641
Deferred income taxes	(9,833)	(0.9)	(9,635)	(0.9)	197
Net income	39,099	3.7	43,157	4.1	4,057
Unappropriated retained earnings at beginning of period	11,024		-		-
Transfer from provision for 100th anniversary	47		-		-
Unappropriated retained earnings at end of year	50,172		-		-

Supplementary Materials for the Fiscal Year Ended March 31, 2007

Percentages are rounded to the nearest relevant percentage point.
Therefore, the sums of each percentage do not always amount to 100%.

1. Business Highlights

2. Investment in General Account Assets for the Fiscal Year Ended March 31, 2007

1. Business Highlights (Non-Consolidated)

(1) Total Policy Amount in Force

(Number: Thousands, 100 Millions of yen, %)

Category	As of March 31, 2006				As of March 31, 2007			
	Number		Amount		Number		Amount	
		Change (%)		Change (%)		Change (%)		Change (%)
Individual insurance	1,998,717	99.8	387,711	100.7	1,968,403	98.5	384,804	99.3
Individual annuities	150,324	103.9	12,369	102.5	155,074	103.2	12,516	101.2
Subtotal	2,149,041	100.1	400,080	100.8	2,123,477	98.8	397,320	99.3
Group insurance	-	-	120,196	99.5	-	-	118,092	98.2
Group annuities	-	-	20,279	94.8	-	-	19,548	96.4

Notes:

1. Policy amounts for individual annuities are equal to the fund to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced and the amount of policy reserve for an annuity for which payments have commenced.

2. The policy amount in force for group annuities is equal to the amount of outstanding policy reserve.

(2) New Policy Amount

(Number: Thousands, 100 Millions of yen, %)

Category	Year Ended March 31, 2006					
	Number		Amount			
		Change (%)		Change (%)	New policies	Increase from conversion
Individual insurance	234,082	98.6	41,929	98.4	41,888	40
Individual annuities	11,471	107.2	998	106.6	998	0
Subtotal	245,553	99.0	42,927	98.6	42,886	40
Group insurance	-	-	543	187.0	543	
Group annuities	-	-	0	6.9	0	

Category	Year Ended March 31, 2007					
	Number		Amount			
		Change (%)		Change (%)	New policies	Increase from conversion
Individual insurance	222,721	95.1	42,375	101.1	42,457	(82)
Individual annuities	11,419	99.5	903	90.4	901	1
Subtotal	234,140	95.4	43,278	100.8	43,359	(81)
Group insurance	-	-	1,070	197.0	1,070	
Group annuities	-	-	1	444.5	1	

Notes:

1. The number of new policies includes increase from conversion.

2. The new policy amount including increase from conversion for individual annuities is funds to be held at the time annuity payments are to commence for an annuity.

3. The new policy amount for group annuity is equal to the initial premium payment.

(3) Annualized Premiums

(Millions of yen, %)

Category	As of March 31, 2006		Year Ended March 31, 2006	
	Amount	Change (%)	Amount	Change (%)
Individual insurance	639,101	102.1	645,359	101.0
Individual annuities	45,645	101.1	46,913	102.8
Total	684,746	102.1	692,273	101.1
3rd Sector	60,631	98.3	58,574	96.6

(Millions of yen, %)

Category	As of March 31, 2006		Year Ended March 31, 2007	
	Amount	Change (%)	Amount	Change (%)
Individual insurance	79,131	99.9	79,773	100.8
Individual annuities	3,758	133.4	3,688	98.2
Total	82,889	101.1	83,462	100.7
3rd Sector	3,916	103.4	3,892	99.4

Notes:

1.New policies include net increase from conversions.

2. The Japanese insurance market is legally divided into three major fields: the First Sector, which involves conventional life insurance; the Second Sector, which involves P&C insurance;and the Third Sector, which involves insurance positioned between the two, including medical insurance, cancer insurance, accident insurance, and nursing care insurance.

3. The amounts are calculated by multiplying monthly premiums by 12, and dividing lump-sum payments by the insurance period.

(4) Term Life Insurance Policy Amount by Dividend Type

(100 Millions of yen, %)

Category	As of March 31, 2006				Year Ended March 31, 2006			
	Policies in force				New policies			
	Number	%	Amount	%	Number	%	Amount	%
Participating	748,570	51.3	200,392	55.8	44,648	24.1	10,877	26.7
Semi-participating	310,352	21.3	82,378	22.9	36,602	19.8	10,362	25.4
Non-participating	399,028	27.4	76,565	21.3	103,810	56.1	19,527	47.9
Total	1,457,950	100.0	359,336	100.0	185,060	100.0	40,767	100.0

(100 Millions of yen, %)

Category	As of March 31, 2007				Year Ended March 31, 2007			
	Policies in force				New policies			
	Number	%	Amount	%	Number	%	Amount	%
Participating	688,263	47.2	181,793	50.7	30,571	16.9	6,817	16.4
Semi-participating	289,073	19.8	76,920	21.5	7,666	4.2	1,891	4.6
Non-participating	481,462	33.0	99,466	27.8	143,244	78.9	32,793	79.0
Total	1,458,798	100.0	358,181	100.0	181,481	100.0	41,502	100.0

Notes:

1. Semi-participating policies only pay dividends related to investment every five years.

2. New policy amount do not include net increase from conversion.

(5) Average Amount of New Policies and Amount in Force (Individual Insurance)

(Thousands of yen)

Category	Year Ended March 31, 2006	Year Ended March 31, 2007
Average amount of new policies	18,100	19,277
Average amount in force	19,398	19,549

Note: The average amounts of new policies do not include net increase from conversion.

(6) New Policy Rate (New policy amount / Policy amount in force at the beginning of the fiscal year)

(%)

Category	Year Ended March 31, 2006	Year Ended March 31, 2007
Individual insurance	10.9	11.0
Individual annuities	8.7	7.7
Subtotal	10.8	10.9
Group insurance	0.5	0.9

Notes:

1. New policy amount does not include increase from conversion.

2. Policy amount in force for individual annuities are the funds to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced.

(7) Surrender and Lapse Rate (Surrender and lapse amount / Policy amount in force at the beginning of the fiscal year)

(%)

Category	Year Eended March 31, 2006	Year Ended March 31, 2007
Individual insurance	8.72	10.25
Individual annuities	4.84	4.90
Subtotal	8.60	10.09
Group insurance	3.72	3.13

Note: Surrender and lapse rate represents adjusted rate including increase and decrease of policy amount and reinstatement.

(Reference) Surrender and lapse rate without adjustments (%)

Category	Year Ended March 31, 2006	Year Ended March 31, 2007
Individual insurance and annuities	7.66	9.04

(8) Surrender and Lapse Amount

(Millions of yen)

Category	Year Ended March 31, 2006	Year Ended March 31, 2007
Individual insurance	2,987,384	3,561,197
Individual annuities	52,653	54,677
Subtotal	3,040,038	3,615,874
Group insurance	2,544,604	459,282

(9) Average Premium Amount of Individual Insurance New Policies (Monthly premium)

(yen)

Category	Year Ended March 31, 2006	Year Ended March 31, 2007
Average premium amount	230,047	251,368

Notes:

1. Figures above do not include increase from conversion.

2. Figures above are annualized.

(10) Average Assumed Investment Yield and Negative Spread

(Millions of yen)

Category	Year Ended March 31, 2006	Year Ended March 31, 2007
Amount of negative spread	29,390	-
Investment yield on core profit	1.99%	2.69%
Average assumed investment yield	2.58%	2.52%
Individual insurance and annuities	3.41%	3.25%
Policy reserve in general account	5,028,258	5,020,121

Notes:

1. Method of calculating negative spread:

(Investment yield on core profit - Average assumed investment yield) x Policy reserve in general account

2. "Investment yield on core profit" is calculated by dividing numerator as investment revenues and expenses (investment profit in general account) included in core profit less amount of provision for accumulated interest due to policyholders by denominator as policy reserve in general account.

3. Average assumed investment yield is calculated by dividing numerator as assumed interest (general account only) by denominator as policy reserve in general account.

4. Policy reserve in general account represents the earned policy reserve calculated for policy reserve in general account less contingency reserve by Hardy method as follows:

Hardy method: (Policy reserve at beginning of fiscal year + Policy reserve at end of fiscal year - Assumed interest) x (1/2)

(11) Mortality Rate for Individual Insurance

(‰)

Category	Year Ended March 31, 2006	Year Ended March 31, 2007
Rate based on number of policies	3.88	3.78
Rate based on policy amount	3.97	3.83

(12) Reserve for Outstanding Claims

(Millions of yen)

Category		As of March 31, 2006	As of March 31, 2007
Insurance claims	Death benefits	25,989	27,963
	Accidental death benefits	836	817
	Disability benefits	5,301	5,940
	Maturity benefits	1,696	1,707
	Others	67	47
	Subtotal	33,890	36,476
Annuity payments		152	140
Insurance benefits		4,874	5,193
Surrender payments		4,408	4,131
Total		43,721	46,385

(13) Policy Reserve

(Millions of yen)

Category			As of March 31, 2006	As of March 31, 2007
Policy reserve (excluding contingency reserve)	Individual insurance		2,734,610	2,777,553
		General Accounts	2,706,913	2,750,842
		Separate Accounts	27,697	26,711
	Individual annuities		449,211	469,025
		General Accounts	448,367	465,208
		Separate Accounts	844	3,816
	Group insurance		10,618	10,697
		General Accounts	10,618	10,697
		Separate Accounts	-	-
	Group annuity		2,027,523	1,954,479
		General Accounts	1,921,082	1,842,619
		Separate Accounts	106,440	111,859
	Others		5,480	5,084
		General Accounts	5,480	5,084
		Separate Accounts	-	-
	Subtotal		5,227,444	5,216,840
		General Accounts	5,092,462	5,074,452
		Separate Accounts	134,982	142,388
Contingency reserve	Contingency reserve I		44,764	45,074
	Contingency reserve II		33,940	34,912
	Contingency reserve III		374	395
	Subtotal		79,079	80,382
Total			5,306,524	5,297,223
	General Accounts		5,171,542	5,154,834
	Separate Accounts		134,982	142,388

(14) Policy Reserve Calculating Methods and Ratios

Category		As of March 31, 2006	As of March 31, 2007
Calculating Methods	Policies subject to standard policy reserve method	Standard Policy reserve method	Standard Policy reserve method
	Policies not subject to standard policy reserve method	Net level premium reserve method	Net level premium reserve method
Ratio of "Amount of the Company's Policy Reserve (excluding Contingency Reserve)" to "Policy Reserve Required by Regulatory Standards"		100%	100%

(15) Policy Reserve by Contract Year

(Millions of yen, %)

Contract Year		As of March 31, 2006		
		Policy Reserve Amount	Assumed Investment Yield (%)	Average Assumed Investment Yield (%)
General Accounts				
	-FY1980	21,970	4.00-5.00	4.36
	FY1981-FY1985	44,753	5.00-6.00	5.06
	FY1986-FY1990	543,967	5.50-6.00	5.53
	FY1991-FY1995	874,270	3.75-5.50	4.76
	FY1996-FY2000	833,728	1.75-2.75	2.44
	FY2001	192,803	1.50	1.52
	FY2002	237,623	1.00-1.50	1.47
	FY2003	161,807	1.00-1.50	1.38
	FY2004	152,905	1.00-1.50	1.35
	FY2005	91,451	1.00-1.50	1.33
	Subtotal	3,155,280	-	3.41
Separate Accounts		28,541		
Total		3,183,822		

(Millions of yen, %)

Contract Year		As of March 31, 2007		
		Policy Reserve Amount	Assumed Investment Yield (%)	Average Assumed Investment Yield (%)
General Accounts				
	-FY1980	20,519	4.00-5.00	4.36
	FY1981-FY1985	42,912	5.00-5.50	5.06
	FY1986-FY1990	499,950	5.50-6.00	5.52
	FY1991-FY1995	832,771	3.75-5.50	4.76
	FY1996-FY2000	782,455	1.75-2.75	2.44
	FY2001	190,660	1.50	1.52
	FY2002	247,370	1.50	1.48
	FY2003	182,609	1.00-1.50	1.40
	FY2004	191,872	1.00-1.50	1.38
	FY2005	142,343	1.00-1.50	1.40
	FY2006	82,585	1.00-1.50	1.36
	Subtotal	3,216,050	-	3.25
Separate Accounts		30,528		
Total		3,246,579		

Notes:

1. Policy reserve amount stated above represents that of individual insurance and annuities excluding contingency reserve.

2. Assumed investment yields stated above represent the main yield used in calculating policy reserve for each contract year.

(16) Other Reserves

(Millions of yen)

Category		As of March 31, 2006		As of March 31, 2007	
		Amount	Increase (decrease)	Amount	Increase (decrease)
Reserve for Possible Loan Losses	General reserve	188	(129)	183	(4)
	Specific reserve	1,499	(16)	859	(639)
	Specific reserves for loans to refinancing countries	-	-	-	-
Reserve for bonus to directors and corporate auditers		-	-	63	63
Reserve for employees' retirement benefits		67,316	1,379	74,722	7,405
Reserve for directors' and corporate auditors' retirement benefits		1,760	81	1,747	(13)
Reserve for price fluctuations		47,571	14,987	61,585	14,014

(17) Insurance Premium

a. Payment Method (Millions of yen)

Category		Year Ended March 31, 2006	Year Ended March 31, 2007
Individual insurance		634,473	637,232
	Single premiums	29,554	20,701
	Annual payment	170,931	182,611
	Semi-annual payment	1,137	1,033
	Monthly payment	432,849	432,886
Individual annuities		33,377	36,659
	Single premiums	73	3,417
	Annual payment	6,690	5,812
	Semi-annual payment	143	138
	Monthly payment	26,468	27,290
Group insurance		46,518	44,827
Group annuities		153,371	143,806
Total		870,134	864,247

b. Year (Millions of yen)

Category		Year Ended March 31, 2006	Year Ended March 31, 2007
Individual insurance and annuities	First year	106,787	101,833
	Second and subsequent year	561,062	572,058
	Subtotal	667,850	673,891
Group insurance	First year	153	261
	Second and subsequent year	46,365	44,566
	Subtotal	46,518	44,827
Group annuities	First year	502	232
	Second and subsequent year	152,868	143,573
	Subtotal	153,371	143,806
Total	First year	107,503	102,368
	Second and subsequent year	762,631	761,879
	Total	870,134	864,247
	[% change]	[(1.5)]	[(0.7)]

(18) Insurance Claims

(Millions of yen)

Category	Year Ended Mach.31, 2006	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance	Others	Year Ended Mach.31, 2007
Death benefits	173,269	135,435	1	22,903	-	-	202	158,542
Accidental death benefits	2,116	1,352	-	214	-	-	29	1,595
Disability benefits	12,522	9,567	-	1,393	-	-	-	10,960
Maturity benefits	119,705	72,701	1	-	23,375	51	-	96,130
Others	977	-	-	-	886	-	67	954
Total	308,591	219,055	3	24,511	24,261	51	299	268,182

(19) Annuity Payments

(Millions of yen)

Year Ended March 31, 2006	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Year Ended March 31, 2007
27,259	96	11,082	115	16,554	128	-	27,978

(20) Insurance Benefits

(Millions of yen)

Category	Year Ended March 31, 2006	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Year Ended March 31, 2007
Death benefits	1,523	66	1,319	4	-	0	-	1,391
Hospitalization benefits	11,605	10,641	40	284	-	-	53	11,024
Operation benefits	6,179	6,274	26	-	-	-	-	6,300
Injury benefits	208	229	-	114	-	-	-	344
Survival benefits	1,814	2,120	-	-	-	109	-	2,229
Others	154,366	63	1,552	38	151,723	2	11	153,391
Total	175,698	19,396	2,938	441	151,723	111	69	174,681

(21) Surrender Payments

(Millions of yen)

Year Ended March 31, 2006	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Year Ended March 31, 2007
203,007	219,251	16,137	7	13,201	310	-	248,907

(22) Operating Expenses

(Millions of yen)

Category	Year Ended March 31, 2006	Year Ended March 31, 2007
Sales Activity Related Expenses	31,300	31,252
In-house sales representative expenses	18,428	18,293
Sales agent expenses	12,233	12,301
Selection expenses	638	656
Sales Administrative Expenses	20,590	20,338
Administrative / operational expenses	19,289	19,022
Advertising expenses	1,300	1,316
General Administrative Expenses	57,372	60,224
Personnel expenses	18,030	19,034
Expenses for premium collection, computer systems, equipments, offices and others	36,783	38,551
[Donation / contribution and others]	[43]	[47]
Contribution to the Policyholder Protection Fund	864	893
Contribution to the Policyholder Protection Corporation	1,693	1,744
Total	109,262	111,815

Note:

1. Selection expenses represent mainly expense for medical examinations at the time of contract.

2. The contributions are burden charges paid to former Life Insurance Policyholders' Protection Fund taken over by the current Life Insurance Policyholders' Protection Corporation in accordance with the provision of Clause 5, Article 140 of bylaws to the Law Concerning Establishment of Laws Related to the Financial System Reformation.

3. The burden charges are paid to the Life Insurance Policyholders' Protection Corporation in accordance with the provision of Article 259 of the Insurance Business Law.

(23) Operating Expense Ratio (Against insurance premiums)

Item	Year Ended March 31, 2006	Year Ended March 31, 2007
Operating expense ratio	12.6%	12.9%

2. Investment in General Account Assets for the Fiscal Year Ended March 31, 2007

(1) Fiscal Year Ended March 31, 2007 Investment Performance

As of March 31, 2007, general account assets amounted to ¥6,237.8 billion (¥6,255.4 billion), down ¥17.5 billion from the level at the end of the previous fiscal year (hereinafter, figures in parentheses represent levels at the end of the previous fiscal year).

For the fiscal year ended March 31, 2007, Daido Life decreased the amount of domestic bonds and loans due to restrained reinvestments, while increasing monetary claims purchesed due to agressive purchase of trust beneficiary right to morgage loan for higher investment yeild.

As of March 31, 2007, the percentages of the Company's general account assets in principal categories were as follows: monetary claims purchased, 4.7% (2.5%); domestic bonds, 35.3% (35.7%); domestic stocks, 7.9% (8.9%); foreign securities, 10.6% (10.1%); and loans, 15.0% (15.8%).

Regarding principal items within investment income and expenses, interest, dividends, and income from real estate for rent amounted to ¥ 129.4 billion (¥106.9 billion). Gains on sales of securities totaled ¥ 18.7 billion (¥16.4 billion). Net gains on investment in trading securities amounted to ¥ 17.8 billion (¥22.1 billion), and net gains from monetary trust amounted to ¥ 8.0 billion (¥3.6 billion), while net losses from derivatives were ¥20.3 billion (¥31.2 billion). Losses on sales of securities totaled ¥ 5.7 billion (¥1.0 billion), and net foreign exchange losses were ¥ 5.6 billon (¥4.9 billion).

(2) Asset Composition

(Millions of yen, %)

Category	As of March 31, 2006		As of March 31, 2007	
	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	382,562	6.1	438,784	7.0
Securities repurchased under resale agreements	-	-	-	-
Pledged money for bond borrowing transaction	-	-	-	-
Monetary claims purchased	156,218	2.5	295,305	4.7
Securities under proprietary accounts	-	-	-	-
Monetary trusts	242,674	3.9	100,846	1.6
Securities	4,289,684	68.6	4,255,395	68.2
Domestic bonds	2,236,251	35.7	2,199,963	35.3
Domestic stocks	553,898	8.9	493,472	7.9
Foreign securities	632,535	10.1	663,864	10.6
Foreign bonds	271,801	4.3	271,044	4.3
Foreign stocks and other securities	360,734	5.8	392,820	6.3
Other securities	866,998	13.9	898,094	14.4
Loans	986,252	15.8	932,974	15.0
Policy loans	81,278	1.3	79,685	1.3
Commercial loans	904,974	14.5	853,289	13.7
Property and equipment	141,849	2.3	145,456	2.3
Deferred tax asset	-	-	-	-
Other assets	57,912	0.9	70,150	1.1
Reserve for possible loan losses	(1,687)	(0.0)	(1,043)	(0.0)
Total assets	6,255,467	100.0	6,237,870	100.0
Foreign currency denominated assets	396,855	6.3	489,391	7.8

(3) Changes in the Amount of Assets by Categories

(Millions of yen)

Category	Year Ended March 31, 2006	Year Ended March 31, 2007
Cash and deposits, call loans	76,987	56,221
Securities repurchased under resale agreements	-	-
Pledged money for bond borrowing transaction	-	-
Monetary claims purchased	67,221	139,086
Securities under proprietary accounts	-	-
Monetary trusts	27,897	(141,827)
Securities	299,648	(34,288)
Domestic bonds	(330,822)	(36,287)
Domestic stocks	194,447	(60,425)
Foreign securities	88,673	31,329
Foreign bonds	(36,029)	(757)
Foreign stocks and other securities	124,702	32,086
Other securities	347,350	31,095
Loans	(54,221)	(53,277)
Policy loans	406	(1,592)
Commercial loans	(54,627)	(51,685)
Property and equipment	(4,253)	3,606
Deferred tax asset	(950)	-
Other assets	4,029	12,237
Reserve for possible loan losses	145	644
Total assets	416,502	(17,596)
Foreign currency denominated assets	84,508	92,535

(4) Investment Income (Millions of yen)

Category	Year Ended March 31, 2006	Year Ended March 31, 2007
Interests, dividends and income from real estate for rent	106,987	129,458
Interest income from deposits	5,343	6,968
Interest income and dividends from securities	75,571	93,983
Interest income from loans	19,304	18,954
Income from real estate for rent	6,352	6,396
Other income from interest and dividends	415	3,156
Gain on securities under proprietary accounts	-	-
Gains from monetary trusts, net	3,664	8,092
Gains on investments in trading securities, net	22,157	17,824
Gains on sale of securities	16,449	18,756
Gains on sale of domestic bonds	237	3
Gains on sale of domestic stocks	8,883	11,302
Gains on sale of foreign securities	6,836	7,049
Other	491	401
Gains on redemption of securities	467	-
Gains from derivatives, net	-	-
Foreign exchange gains, net	-	-
Other investment income	2,595	2,685
Total	152,321	176,819

(5) Investment Expenses (Millions of yen)

Category	Year Ended March 31, 2006	Year Ended March 31, 2007
Interest expense	25	165
Losses on securities under proprietary accounts	-	-
Losses from monetary trusts, net	-	-
Losses on investments in trading securities, net	-	-
Losses on sale of securities	1,045	5,744
Losses on sale of domestic bonds	22	5,219
Losses on sale of domestic stocks	39	222
Losses on sale of foreign securities	983	302
Other	-	-
Devaluation losses on securities	547	610
Devaluation losses on domestic bonds	-	-
Devaluation losses on domestic stocks	336	407
Devaluation losses on foreign securities	23	-
Other	187	203
Losses on redemption of securities	-	-
Losses from derivatives, net	31,227	20,324
Foreign exchange losses, net	4,924	5,696
Provision for reserve for possible loan losses	-	-
Provision of specific reserve	-	-
Provision of general reserve	-	-
Write-off of loans	-	-
Depreciation of real estate for rent	2,698	2,716
Other investment expenses	6,227	8,884
Total	46,696	44,143

(6) Net Investment Income (Millions of yen)

Category	Year Ended March 31, 2006	Year Ended March 31, 2007
Net investment income	105,625	132,675

[Reference] Breakdown of gains / losses from derivatives, net (Millions of yen)

Category	Year Ended March 31, 2006	Year Ended March 31, 2007
Interest-rate-related gains / losses	4	(4)
Currency-related gains / losses	(20,476)	(23,214)
Stock-related gains / losses	(11,442)	3,692
Bond-related gains / losses	687	(798)
Other gains / losses	-	-
Total	(31,227)	(20,324)

(7) Investment Yield and Average Daily Balance by Asset Categories

a. Investment Income by asset categories (%)

Category	Year Ended March 31, 2006	Year Ended March 31, 2007
Cash and deposits, call loans	0.02	0.27
Securities repurchased under resale agreements	-	-
Pledged money for bond borrowing transaction	-	-
Monetary claims purchased	0.21	1.02
Securities under proprietary accounts	-	-
Monetary trusts	1.92	6.10
Securities	2.17	2.67
Domestic bonds	1.81	1.47
Domestic stocks	(0.35)	6.24
Foreign securities	4.66	4.23
Other securities	2.32	3.64
Loans	1.86	1.97
Commercial loans	1.62	1.73
Property and equipment	1.76	1.52
Total general accounts	1.87	2.31
Other than stocks	1.96	2.13
Foreign investments	3.71	3.48

b. Average daily balance (Millions of yen)

Category	Year Ended March 31, 2006	Year Ended March 31, 2006
Cash and deposits, call loans	331,922	338,182
Securities repurchased under resale agreements	-	-
Pledged money for bond borrowing transaction	-	-
Monetary claims purchased	148,130	267,014
Securities under proprietary accounts	-	-
Monetary trusts	189,103	132,755
Securities	3,671,910	3,744,263
Domestic bonds	2,298,329	2,165,903
Domestic stocks	239,448	263,171
Foreign securities	546,208	660,250
Other securities	587,924	654,938
Loans	1,039,333	963,069
Commercial loans	958,459	883,141
Property and equipment	144,218	142,737
Total general accounts	5,661,994	5,733,460
Other than stocks	5,422,546	5,470,239
Foreign investments	697,464	831,448

Notes:

1. For the calculation of investment yield ; (investment income - investment expense) divided by the average daily balance on a book value basis.

2. Foreign investments represent the total of foreign currency denominated assets and yen denominated assets.

3. Above figures on derivative transactions are included in each asset category.

(8) Securities

(Millions of yen, %)

Category	As of March 31, 2006		As of March 31, 2007	
	Amount	Percentage	Amount	Percentage
Government bonds	203,129	4.7	305,086	7.2
Municipal bonds	958,516	22.3	857,548	20.2
Corporate bonds	1,074,605	25.1	1,037,329	24.4
Public corporation bonds	534,613	12.5	518,295	12.2
Domestic stocks	553,898	12.9	493,472	11.6
Foreign securities	632,535	14.7	663,864	15.6
Foreign bonds	271,801	6.3	271,044	6.4
Foreign stocks and other securities	360,734	8.4	392,820	9.2
Other securities	866,998	20.2	898,094	21.1
Total	4,289,684	100.0	4,255,395	100.0
Subordinated debentures	26,974	0.6	45,215	1.1

Securities by holding purposes categories

(Millions of yen)

Category	As of March 31, 2006				
	Trading	Held-to-maturity	Available-for-sale	Stocks of subsidiaries and affiliates	Total
Government bonds	-	58,861	144,267	-	203,129
Municipal bonds	-	551,254	407,262	-	958,516
Corporate bonds	-	653,398	421,207	-	1,074,605
Public corporation bonds	-	368,058	166,554	-	534,613
Domestic stocks	-	-	550,207	3,690	553,898
Foreign securities	148,605	50,748	433,181	-	632,535
Foreign bonds	-	50,748	221,053	-	271,801
Foreign stocks and other securities	148,605	-	212,128	-	360,734
Other securities	-	-	866,998	-	866,998
Total	148,605	1,314,262	2,823,124	3,690	4,289,684

(Millions of yen)

Category	As of March 31, 2007				
	Trading	Held-to-maturity	Available-for-sale	Stocks of subsidiaries and affiliates	Total
Government bonds	-	-	305,086	-	305,086
Municipal bonds	-	-	857,548	-	857,548
Corporate bonds	-	5,223	1,032,106	-	1,037,329
Public corporation bonds	-	-	518,295	-	518,295
Domestic stocks	-	-	492,080	1,392	493,472
Foreign securities	187,242	-	476,622	-	663,864
Foreign bonds	-	-	271,044	-	271,044
Foreign stocks and other securities	187,242	-	205,578	-	392,820
Other securities	-	-	898,094	-	898,094
Total	187,242	5,223	4,061,537	1,392	4,255,395

(9) Securities by Contractual Maturity Dates

(Millions of yen)

Category	As of March 31, 2006						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Government bonds	123,177	20,325	12,559	19,442	-	27,624	203,129
Municipal bonds	99,581	310,927	293,821	118,203	121,839	14,142	958,516
Corporate bonds	62,831	256,071	338,244	117,072	36,588	263,797	1,074,605
Domestic stocks						553,898	553,898
Foreign securities	32,576	92,470	74,908	44,995	58,057	329,527	632,535
Foreign bonds	31,363	92,062	63,659	17,830	31,355	35,529	271,801
Foreign stocks and other securities	1,212	408	11,248	27,164	26,701	293,997	360,734
Other securities	-	932	7,617	1,281	9,186	847,981	866,998
Total	318,167	680,727	727,152	300,995	225,671	2,036,971	4,289,684

(Millions of yen)

Category	As of March 31, 2007						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Government bonds	219,493	5,409	32,114	2,557	10,412	35,099	305,086
Municipal bonds	133,922	338,794	205,988	83,194	87,977	7,669	857,548
Corporate bonds	112,570	294,983	273,880	59,036	38,563	258,294	1,037,329
Domestic stocks	-	-	-	2,000	-	491,472	493,472
Foreign securities	12,701	118,345	49,813	49,986	90,523	342,494	663,864
Foreign bonds	12,545	112,438	32,906	29,432	34,724	48,997	271,044
Foreign stocks and other securities	156	5,907	16,906	20,553	55,799	293,497	392,820
Other securities	207	2,804	12,355	3,135	9,381	870,208	898,094
Total	478,896	760,336	574,151	199,910	236,859	2,005,240	4,255,395

* *Includes securities with maturity dates unfixed.*

(10) Stock Holdings by Industry (Millions of yen, %)

Category		As of March 31, 2006		As of March 31, 2007	
		Amount	Percentage	Amount	Percentage
Fisheries, agriculture and forestry		903	0.2	804	0.2
Mining		14	0.0	-	-
Construction		22,660	4.1	19,610	4.0
Manufacturing industries					
	Food products	8,474	1.5	10,496	2.1
	Textiles and clothing	14,208	2.6	11,877	2.4
	Pulp and paper	1,172	0.2	1,151	0.2
	Chemicals	16,004	2.9	14,885	3.0
	Medicals	42,352	7.6	37,819	7.7
	Oil and coal products	-	-	-	-
	Rubber products	10,327	1.9	9,567	1.9
	Glass and stone products	1,244	0.2	2,132	0.4
	Steel	1,810	0.3	2,290	0.5
	Non-steel metals	-	-	-	-
	Metal products	553	0.1	478	0.1
	Machinery	39,409	7.1	30,826	6.2
	Electric appliances	29,685	5.4	31,604	6.4
	Transportation vehicles	743	0.1	315	0.1
	Precision machinery	9,026	1.6	10,300	2.1
	Others	2,098	0.4	2,626	0.5
Electric and gas utilities		33,659	6.1	47,434	9.6
Transportation/ information telecommunications					
	Ground transportation	11,940	2.2	11,673	2.4
	Water transportation	8	0.0	8	0.0
	Air transportation	-	-	-	-
	Warehouses/ transportation	260	0.0	219	0.0
	Information/ telecommunications	16,293	2.9	13,956	2.8
Commerce					
	Wholesalers	9,350	1.7	8,892	1.8
	Retailers	6,979	1.3	6,970	1.4
Financial services / insurance					
	Banking	199,202	36.0	154,586	31.3
	Securities and commodity futures trading	44,924	8.1	33,523	6.8
	Insurance	4,819	0.9	4,310	0.9
	Other financial services	17,863	3.2	16,579	3.4
Real estate		3,664	0.7	4,581	0.9
Service companies		4,238	0.8	3,948	0.8
Total		553,898	100.0	493,472	100.0

Note: Categories of stock holdings by industry are based on the classification by Securities Identification Code Committee.

(11) Loans

(Millions of yen)

Category	As of March 31, 2006	As of March 31, 2007
Policy loans	81,278	79,685
Policyholder loans	80,045	78,448
Premium loans	1,232	1,236
Commercial loans	904,974	853,289
[Loans to non-residents]	[15,630]	[12,106]
Loans to corporations	706,107	679,836
[Loans to domestic corporations]	[693,960]	[671,183]
Loans to Japanese government, government-related organizations and international organizations	11,022	9,533
Loans to Japanese local governments and public entities	9,701	10,193
Mortgage loans	16,066	14,352
Consumer loans	121,962	105,872
Others	40,115	33,501
Total	986,252	932,974

(12) Loans by Contractual Maturity Dates

(Millions of yen)

Category	As of March 31, 2006						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Floating-rate loans	35,271	38,250	15,112	11,038	8,609	25,283	133,565
Fixed-rate loans	130,473	223,417	168,846	182,527	53,406	12,738	771,409
Total	165,744	261,668	183,958	193,565	62,015	38,021	904,974

Category	As of March 31, 2007						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Floating-rate loans	28,060	17,499	15,204	7,153	13,609	25,646	107,174
Fixed-rate loans	131,121	181,699	222,629	139,339	57,806	13,517	746,114
Total	159,181	199,199	237,834	146,493	71,415	39,164	853,289

*Note: *"Due after Ten Years" includes loans with maturity dates unfixed.*

(13) Loans to Domestic Companies by Company Size

(Millions of yen, %)

Category		As of March 31, 2006	Percentage	As of March 31, 2007	Percentage
Large corporations	Number of debtors	135	53.8	128	58.2
	Amount of loans	616,747	88.9	576,013	85.8
Medium-sized corporations	Number of debtors	1	0.4	-	-
	Amount of loans	1,000	0.1	-	-
Small corporations	Number of debtors	115	45.8	92	41.8
	Amount of loans	76,213	11.0	95,170	14.2
Total	Number of debtors	251	100.0	220	100.0
	Amount of loans	693,960	100.0	671,183	100.0

Notes:

1. Corporations are grouped as follows:

Business type	(i) All except (ii)-(iv)		(ii) Retail & restaurants		(iii) Services		(iv) Wholesalers	
Large-sized corporations	With employees more than 300, and	With a capital of 1 billion yen or more	With more than 50 employees, and	With a capital of 1 billion yen or more	With more than 100 employees, and	With a capital of 1 billion yen or more	With more than 100 employees, and	With a capital of 1 billion yen or more
Medium-sized corporations		With a capital of more than 300 million yen and less than 1 billion yen		With a capital of more than 50 million yen and less than 1 billion yen		With a capital of more than 50 million yen and less than 1 billion yen		With a capital of more than 100 million yen and less than 1 billion yen
Small- and medium-sized corporations	With a capital of 300 million yen or less, or regular employees of 300 or less		With a capital of 50 million yen or less, or regular employees of 50 or less		With a capital of 50 million yen or less, or regular employees of 100 or less		With a capital of 100 million yen or less, or regular employees of 100 or less	

2. The number of debtors represents those who have an obligation, net of loans to the Company, not the number of loan transactions.

(14) Loans by Industry

(Millions of yen, %)

Category	As of March 31, 2006		As of March 31, 2007	
	Amount	Percentage	Amount	Percentage
Domestic Loans				
Manufacturing Industries	86,250	9.5	80,499	9.4
Food products	5,300	0.6	1,100	0.1
Textiles and clothing	5,000	0.6	5,000	0.6
Timber and wood products	136	0.0	48	0.0
Pulp and paper	500	0.1	-	-
Printing	-	-	-	-
Chemicals	10,776	1.2	14,040	1.6
Oil and coal	1,410	0.2	1,260	0.1
Ceramic and stone products	700	0.1	700	0.1
Steel	20,076	2.2	19,812	2.3
Non-steel metals	3,000	0.3	1,400	0.2
Metal products	10	0.0	7	0.0
Machinery	5,011	0.6	3,942	0.5
Electric appliances	17,777	2.0	17,376	2.0
Transportation vehicles	-	-	-	-
Precision machinery	5,900	0.7	5,700	0.7
Others	10,652	1.2	10,112	1.2
Agriculture	-	-	-	-
Forestry	-	-	-	-
Fisheries	-	-	-	-
Mining	-	-	-	-
Construction	3,878	0.4	2,464	0.3
Utilities	75,553	8.3	72,113	8.5
Information and telecommunications	7,218	0.8	12,002	1.4
Transportation	41,530	4.6	42,850	5.0
Wholesalers	74,413	8.2	66,952	7.8
Retailers	10,174	1.1	6,903	0.8
Financial services/ insurance	274,103	30.3	257,990	30.2
Real estate	77,428	8.6	79,373	9.3
Service companies	57,587	6.4	59,465	7.0
Local governments	8,367	0.9	8,993	1.1
Mortgage and consumer and others	172,836	19.1	151,572	17.8
Other	-	-	-	-
Total	889,343	98.3	841,182	98.6
Foreign Loans				
Governments, etc.	3,484	0.4	3,453	0.4
Financial institutions	4,742	0.5	1,652	0.2
Commerce and industry companies	7,403	0.8	7,000	0.8
Other	-	-	-	-
Total	15,630	1.7	12,106	1.4
Total	904,974	100.0	853,289	100.0

(15) Foreign Investments

1) Investments by asset category

(a) Denominated in foreign currency (yen amount not fixed) (Millions of yen, %)

Category	As of March 31, 2006		As of March 31, 2007	
	Amount	Percentage	Amount	Percentage
Foreign bonds	169,922	20.5	178,556	20.3
Foreign stocks	4,460	0.5	5,817	0.7
Non yen-denominated cash, cash equivalents and other assets	222,472	26.8	305,017	34.6
Total	396,855	47.9	489,391	55.6

(b) Denominated in foreign currency (yen amount fixed with forward currency exchange contracts) (Millions of yen, %)

Category	As of March 31, 2006		As of March 31, 2007	
	Amount	Percentage	Amount	Percentage
Foreign bonds	-	-	-	-
Non yen-denominated cash, cash equivalents and other assets	143,805	17.4	167,820	19.1
Total	143,805	17.4	167,820	19.1

(c) Denominated in yen (Millions of yen, %)

Category	As of March 31, 2006		As of March 31, 2007	
	Amount	Percentage	Amount	Percentage
Loans to borrowers located outside of Japan	15,630	1.9	12,106	1.4
Foreign bonds	101,879	12.3	92,488	10.5
Foreign stocks	137,909	16.6	86,765	9.9
Other	32,718	3.9	31,739	3.6
Total	288,138	34.8	223,099	25.3

(d) Total (Millions of yen, %)

Category	As of March 31, 2006		As of March 31, 2007	
	Amount	Percentage	Amount	Percentage
Total foreign investments	828,799	100.0	880,310	100.0

2) Foreign currency denominated assets by currency

(Millions of yen, %)

Category	As of March 31, 2006		As of March 31, 2007	
	Amount	Percentage	Amount	Percentage
U.S. dollar	277,589	69.9	351,345	71.8
Euro	103,352	26.0	121,597	24.8
British pound	10,989	2.8	11,905	2.4
Canadian dollar	4,923	1.2	4,531	0.9
Australian dollar	-	-	10	0.0
Swiss franc	-	-	-	-
Swedish krone	-	-	-	-
Hong Kong dollar	-	-	-	-
Singapore dollar	-	-	-	-
Norwegian krone	-	-	-	-
Denmark krone	-	-	-	-
Total	396,855	100.0	489,391	100.0

3) Investments by region

(Millions of yen, %)

Category	As of March 31, 2006							
	Foreign securities						Loans to borrowers located outside of Japan	
			Bonds		Stocks and other securities			
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
North America	135,265	21.4	102,020	37.5	33,244	9.2	5,000	32.0
Europe	136,090	21.5	112,913	41.5	23,176	6.4	4,600	29.4
Oceania	5,527	0.9	5,527	2.0	-	-	-	-
Asia	-	-	-	-	-	-	184	1.2
Latin America	352,454	55.7	48,142	17.7	304,312	84.4	2,546	16.3
Middle East	-	-	-	-	-	-	-	-
Africa	-	-	-	-	-	-	-	-
International Organizations	3,197	0.5	3,197	1.2	-	-	3,300	21.1
Total	632,535	100.0	271,801	100.0	360,734	100.0	15,630	100.0

(Millions of yen, %)

Category	As of March 31, 2007							
	Foreign securities						Loans to borrowers located outside of Japan	
			Bonds		Stocks and other securities			
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
North America	152,132	22.9	103,130	38.0	49,002	12.5	5,000	41.3
Europe	141,504	21.3	116,352	42.9	25,152	6.4	1,600	13.2
Oceania	5,545	0.8	5,545	2.0	-	-	-	-
Asia	-	-	-	-	-	-	153	1.3
Latin America	360,860	54.4	42,923	15.8	317,936	80.9	2,052	17.0
Middle East	-	-	-	-	-	-	-	-
Africa	728	0.1	-	-	728	0.2	-	-
International Organizations	3,092	0.5	3,092	1.1	-	-	3,300	27.3
Total	663,864	100.0	271,044	100.0	392,820	100.0	12,106	100.0

(16) Fair Value Information on Securities and Others

1) Valuation gains (losses) on trading securities

(Millions of yen)

Category		As of March 31, 2006		As of March 31, 2007	
		Current fair value and carrying value	Valuation gains (losses)	Current fair value and carrying value	Valuation gains (losses)
Trading securities		148,605	16,163	187,242	3,467
	Domestic bonds	-	-	-	-
	Domestic stocks	-	-	-	-
	Foreign bonds	-	-	-	-
	Foreign stocks, etc.	148,605	16,163	187,242	3,467
	Monetary trusts	-	-	-	-

2) Fair value information on securities (except trading securities)

a. Securities with market value

(Millions of yen)

Category			As of March 31, 2006				
			Cost/ carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
						Gains	Losses
Held-to-maturity securities			1,354,389	1,355,206	816	17,243	16,426
	Domestic securities		1,263,514	1,265,230	1,715	16,693	14,978
	Foreign securities		50,748	50,930	182	549	366
	Monetary claims purchased		40,126	39,045	(1,080)	-	1,080
Policy reserve matching bonds			-	-	-	-	-
Stocks of subsidiaries and affiliated companies			-	-	-	-	-
Available-for-sale securities			2,413,092	3,000,075	586,982	594,812	7,829
	Domestic bonds		960,948	972,737	11,788	15,392	3,604
	Domestic stocks		233,305	531,455	298,149	298,303	153
	Foreign securities		284,036	292,372	8,336	10,007	1,671
		Bonds	216,061	221,053	4,991	6,266	1,274
		Stocks, etc.	67,974	71,318	3,344	3,741	396
	Other securities		616,979	847,946	230,967	232,605	1,637
	Monetary claims purchased		116,091	116,091	-	-	-
	Certificates of deposit		45,000	45,000	-	-	-
	Monetary trusts		156,731	194,471	37,740	38,503	763
Total			3,767,481	4,355,281	587,799	612,055	24,256
Domestic bonds			2,224,462	2,237,967	13,504	32,086	18,582
Domestic stocks			233,305	531,455	298,149	298,303	153
Foreign securities			334,784	343,302	8,518	10,556	2,038
	Bonds		266,809	271,983	5,173	6,815	1,641
	Stocks, etc.		67,974	71,318	3,344	3,741	396
Other securities			616,979	847,946	230,967	232,605	1,637
Monetary claims purchased			156,218	155,137	(1,080)	-	1,080
Certificates of deposit			45,000	45,000	-	-	-
Monetary trusts			156,731	194,471	37,740	38,503	763

Notes:

1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

2. Monetary trusts include securities other than trading securities.

b. Securities without market value (Carrying value)

(Millions of yen)

Category		As of March 31, 2006
Held-to-maturity securities		-
	Unlisted foreign bonds	-
	Other securities	-
Policy reserve matching bonds		-
Stocks of subsidiaries and affiliated companies		3,690
Available-for-sale securities		166,080
	Unlisted domestic stocks (excluding over-the-counter stocks)	18,752
	Unlisted foreign stocks (excluding over-the-counter stocks)	-
	Unlisted foreign bonds	-
	Others	147,328
Total		169,771

Note: Securities included in jointly operated designated monetary trusts are not included herein.

a. Securities with market value (Millions of yen)

Category	As of March 31, 2007				
	Cost/ carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	5,223	5,128	(94)	-	94
Domestic bonds	5,223	5,128	(94)	-	94
Foreign bonds	-	-	-	-	-
Monetary claims purchased	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	3,767,539	4,314,030	546,491	564,466	17,975
Domestic bonds	2,175,995	2,194,740	18,745	25,641	6,895
Domestic stocks	223,976	472,510	248,534	255,151	6,617
Foreign securities	298,837	308,673	9,835	11,151	1,315
Bonds	265,926	271,044	5,117	6,091	973
Stocks, etc.	32,911	37,628	4,717	5,059	342
Other securities	630,353	869,670	239,316	241,527	2,211
Monetary claims purchased	293,291	293,578	286	1,067	780
Certificates of deposit	100,000	100,000	-	-	-
Monetary trusts	45,084	74,857	29,772	29,927	154
Total	3,772,762	4,319,159	546,396	564,466	18,069
Domestic bonds	2,181,218	2,199,869	18,650	25,641	6,990
Domestic stocks	223,976	472,510	248,534	255,151	6,617
Foreign securities	298,837	308,673	9,835	11,151	1,315
Bonds	265,926	271,044	5,117	6,091	973
Stocks, etc.	32,911	37,628	4,717	5,059	342
Other securities	630,353	869,670	239,316	241,527	2,211
Monetary claims purchased	293,291	293,578	286	1,067	780
Certificates of deposit	100,000	100,000	-	-	-
Monetary trusts	45,084	74,857	29,772	29,927	154

Notes:

1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

2. Monetary trusts include securities other than trading securities.

b. Securities without market value (Carrying value) (Millions of yen)

Category	As of March 31, 2007
Held-to-maturity securities	-
Unlisted foreign bonds	-
Others	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	1,392
Available-for-sale securities	194,706
Unlisted domestic stocks (excluding over-the-counter stocks)	19,569
Unlisted foreign stocks (excluding over-the-counter stocks)	0
Unlisted foreign bonds	-
Others	175,136
Total	196,098

Note: Securities included in jointly operated designated monetary trusts are not included herein.

c. Fair value information consisting of those stated in the previous table-b and foreign exchange and other gains (losses) for table-a.

(Millions of yen)

Category	As of March 31, 2006				
	Cost/carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	1,354,389	1,355,206	816	17,243	16,426
Domestic bonds	1,263,514	1,265,230	1,715	16,693	14,978
Foreign bonds	50,748	50,930	182	549	366
Monetary claims purchased	40,126	39,045	(1,080)	-	1,080
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	3,690	3,690	-	-	-
Available-for-sale securities	2,579,172	3,178,688	599,515	607,402	7,887
Domestic bonds	960,948	972,737	11,788	15,392	3,604
Domestic stocks	252,057	550,207	298,149	298,303	153
Foreign securities	414,974	433,181	18,207	19,880	1,672
Bonds	216,061	221,053	4,991	6,266	1,274
Stocks, etc.	198,912	212,128	13,215	13,613	397
Other securities	633,369	866,998	233,629	235,323	1,693
Monetary claims purchased	116,091	116,091	-	-	-
Certificates of deposit	45,000	45,000	-	-	-
Monetary trusts	156,731	194,471	37,740	38,503	763
Total	3,937,253	4,537,585	600,332	624,645	24,313
Domestic bonds	2,224,462	2,237,967	13,504	32,086	18,582
Domestic stocks	255,748	553,898	298,149	298,303	153
Foreign securities	465,722	484,112	18,389	20,429	2,039
Bonds	266,809	271,983	5,173	6,815	1,641
Stocks, etc.	198,912	212,128	13,215	13,613	397
Other securities	633,369	866,998	233,629	235,323	1,693
Monetary claims purchased	156,218	155,137	(1,080)	-	1,080
Certificates of deposit	45,000	45,000	-	-	-
Monetary trusts	156,731	194,471	37,740	38,503	763

Category	As of March 31, 2007				
	Cost/carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	5,223	5,128	(94)	-	94
Domestic bonds	5,223	5,128	(94)	-	94
Foreign bonds	-	-	-	-	-
Monetary claims purchased	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	1,392	1,392	-	-	-
Available-for-sale securities	3,962,245	4,529,972	567,727	585,885	18,158
Domestic bonds	2,175,995	2,194,740	18,745	25,641	6,895
Domestic stocks	243,545	492,080	248,534	255,151	6,617
Foreign securities	447,927	476,622	28,694	30,130	1,435
Bonds	265,926	271,044	5,117	6,091	973
Stocks, etc.	182,000	205,578	23,577	24,039	461
Other securities	656,401	898,094	241,692	243,967	2,274
Monetary claims purchased	293,291	293,578	286	1,067	780
Certificates of deposit	100,000	100,000	-	-	-
Monetary trusts	45,084	74,857	29,772	29,927	154
Total	3,968,861	4,536,493	567,632	585,885	18,253
Domestic bonds	2,181,218	2,199,869	18,650	25,641	6,990
Domestic stocks	244,938	493,472	248,534	255,151	6,617
Foreign securities	447,927	476,622	28,694	30,130	1,435
Bonds	265,926	271,044	5,117	6,091	973
Stocks, etc.	182,000	205,578	23,577	24,039	461
Other securities	656,401	898,094	241,692	243,967	2,274
Monetary claims purchased	293,291	293,578	286	1,067	780
Certificates of deposit	100,000	100,000	-	-	-
Monetary trusts	45,084	74,857	29,772	29,927	154

3) Fair value information on monetary trusts

(Millions of yen)

Category	As of March 31, 2006					
	Carrying value before mark-to-market (a)	Carrying value (b)	Current fair value (c)	Net unrealized gains (losses)		
				(c)-(b)	Gains	Losses
Monetary trusts	204,934	242,674	242,674	-	-	-

Category	As of March 31, 2007					
	Carrying value before mark-to-market (a)	Carrying value (b)	Current fair value (c)	Net unrealized gains (losses)		
				(c)-(b)	Gains	Losses
Monetary trusts	71,073	100,846	100,846	-	-	-

a. Monetary trusts for investment

(Millions of yen)

Category	As of March 31, 2006		As of March 31, 2007	
	Carrying value	Net valuation gains(losses)	Carrying value	Net valuation gains(losses)
Monetary trusts for investment	-	-	-	-
Investment type focused on stocks	-	-	-	-

Note: Above figures show all of the fair value information on monetary trusts including securities, cash and call loans and others.

b. Monetary trusts for held-to-maturity, policy reserve matching securities and others

(Millions of yen)

Category	As of March 31, 2006					
	Carrying value before mark-to-market (a)	Carrying value (b)	Current fair value (c)	Net unrealized gains (losses)		
				(c)-(a)	Gains	Losses
Monetary trusts for held-to-maturity	-	-	-	-	-	-
Monetary trusts for policy reserve matching	-	-	-	-	-	-
Other monetary trusts	204,934	242,674	242,674	37,740	38,503	763
Investment type focused on bonds	96,258	96,043	96,043	(214)	37	252
Investment type focused on stocks	64,375	102,330	102,330	37,955	38,465	510
Investment type focused on foreign securities	-	-	-	-	-	-
Balance-type	-	-	-	-	-	-
Investment type focused on collateral short-term money trust	-	-	-	-	-	-
Jointly-managed monetary trusts	44,300	44,300	44,300	-	-	-
Total	204,934	242,674	242,674	37,740	38,503	763

Category	As of March 31, 2007					
	Carrying value before mark-to-market (a)	Carrying value (b)	Current fair value (c)	Net unrealized gains (losses)		
				(c)-(a)	Gains	Losses
Monetary trusts for held-to-maturity	-	-	-	-	-	-
Monetary trusts for policy reserve matching	-	-	-	-	-	-
Other monetary trusts	71,073	100,846	100,846	29,772	29,927	154
Investment type focused on bonds	-	-	-	-	-	-
Investment type focused on stocks	46,773	76,546	76,546	29,772	29,927	154
Investment type focused on foreign securities	-	-	-	-	-	-
Balance-type	-	-	-	-	-	-
Investment type focused on collateral short-term money trust	-	-	-	-	-	-
Jointly-managed monetary trusts	24,300	24,300	24,300	-	-	-
Total	71,073	100,846	100,846	29,772	29,927	154

Note: Above figures show all of the fair value information on monetary trusts including securities, cash and call loans and others.

c. Fair value information for securities within monetary trusts in the previous table-a and b.

Monetary trusts within trading securities (Millions of yen)

Category	As of March 31, 2006		As of March 31, 2007	
	Carrying value	Net valuation gains (losses)	Carrying value	Net valuation gains (losses)
Trading securities	-	-	-	-
Stocks	-	-	-	-

Monetary trusts within held-to-maturity securities, policy reserve matching bonds and available-for-sale securities

(Millions of yen)

Category	As of March 31, 2006				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-
Available-for-sale securities	156,731	194,471	37,740	38,503	763
Domestic bonds	93,905	93,690	(214)	37	252
Domestic stocks	62,826	100,781	37,955	38,466	510
Other securities	-	-	-	-	-
Foreign bonds	-	-	-	-	-
Foreign stocks	-	-	-	-	-
Total	156,731	194,471	37,740	38,503	763

Category	As of March 31, 2007				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-
Available-for-sale securities	45,084	74,857	29,772	29,927	154
Domestic bonds	-	-	-	-	-
Domestic stocks	45,084	74,857	29,772	29,927	154
Other securities	-	-	-	-	-
Foreign bonds	-	-	-	-	-
Foreign stocks	-	-	-	-	-
Total	45,084	74,857	29,772	29,927	154

Note: Securities in jointly operated and designated monetary trusts are not included.

4) Fair value information on real estate (Millions of yen)

Category	As of March 31, 2006				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Land	81,141	76,562	(4,579)	25,764	30,343
Leasehold	913	518	(394)	217	611
Total	82,054	77,080	(4,973)	25,982	30,955

Category	As of March 31, 2007				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Land	80,464	97,885	17,420	41,690	24,269
Leasehold	913	648	(264)	305	569
Total	81,377	98,533	17,156	41,995	24,839

Note: Fair values are basically calculated based on the appraisal price. Less important property is calculated based on the posted price.

5) Fair value information on derivative transactions

a) Gains (losses) on derivatives with and without hedge accounting

As of March 31, 2006 (Millions of yen)

Category	Interest-related	Currency-related	Stock-related	Bond-related	Others	Total
Hedge accounting applied	3,360	(1,628)	-	-	-	1,731
Hedge accounting not applied	(50)	(398)	(2,041)	274	-	(2,216)
Total	3,309	(2,027)	(2,041)	274	-	(484)

As of March 31, 2007

Category	Interest-related	Currency-related	Stock-related	Bond-related	Others	Total
Hedge accounting applied	1,218	(1,024)	-	-	-	193
Hedge accounting not applied	(8)	6,104	(189)	21	-	5,928
Total	1,209	5,079	(189)	21	-	6,122

Notes:

1. Gains (losses) on derivatives which are applied to fair value hedge method (currency-related transactions as of March 31, 2006: a loss of 1,628 million yen ; as of March 31, 2007: a loss of 1,024 million yen) and gains (losses) on derivatives which are not applied to hedge accounting are recorded in the income statements.

2. Assets and liabilities denominated in foreign currencies, which have fixed settlement amounts in yen under forward exchange contracts and have been disclosed in yen amounts in the balance sheets, are not subject to disclose.

3. 1,218 million yen of gains (losses) on derivatives which are applied to fair value hedge method as of March 31, 2007 include 249 million yen of gains (losses) on transaction of interest rate swaps stopped applying to fair value hedge method as of March 31, 2007.

b) Interest-related transactions (Millions of yen)

Type	As of March 31, 2006				As of March 31, 2007			
	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)
		Over 1 Year				Over 1 Year		
Over-the-counter transactions								
Interest rate swaps:								
Receipts fixed, payments floating	-	-	-	-	-	-	-	-
Receipts floating, payments fixed	142,382	139,782	3,309	3,309	139,782	138,382	1,209	1,209
Receipts floating, payments floating	-	-	-	-	-	-	-	-
Others:								
Sold	-	-	-	-	-	-	-	-
Bought	-	-	-	-	-	-	-	-
Total				3,309				1,209

***Interest rate swaps by contractual maturity dates** (Millions of yen, %)

Category	As of March 31, 2006				As of March 31, 2007			
	Total	1 year or shorter	1 year to 3 years	Over 3 years	Total	1 year or shorter	1 year to 3 years	Over 3 years
Receipts fixed, payments floating:								
Notional amount	-	-	-	-	-	-	-	-
Average fixed rate (receipt)	-	-	-	-	-	-	-	-
Average fixed rate (payment)	-	-	-	-	-	-	-	-
Receipts floating, payments fixed:								
Notional amount	142,382	2,600	1,400	138,382	139,782	1,400	37,297	101,085
Average fixed rate (receipt) (%)	0.09	0.16	0.16	0.09	0.60	0.71	0.58	0.61
Average fixed rate (payment) (%)	0.92	1.97	1.97	0.89	0.90	1.97	0.77	0.93

c) **Currency-related transactions**

(Millions of yen)

Category	As of March 31, 2006				As of March 31, 2007			
	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)
Over-the-counter transactions								
Foreign exchange contracts:								
Sold:	261,814	-	263,841	(2,026)	412,849	-	407,780	5,069
U.S. dollar	178,450	-	178,877	(426)	307,976	-	301,882	6,094
Euro	71,705	-	73,176	(1,471)	86,636	-	87,683	(1,047)
British pound	9,766	-	9,845	(78)	15,569	-	15,531	38
Canadian dollar	1,891	-	1,941	(50)	2,665	-	2,683	(17)
Bought:	156	-	156	(0)	995	-	1,005	10
U.S. dollar	156	-	156	(0)	402	-	406	3
Euro	-	-	-	-	592	-	599	6
British pound	-	-	-	-	-	-		
Canadian dollar	-	-	-	-	-	-		
Total				(2,027)				5,079

Notes:

1. Forward exchange rates are used as the year -term end exchange rates.

2. Assets and liabilities denominated in foreign currencies, which have fixed settlement amounts in yen under forward exchange contracts and have been disclosed in yen amounts in the balance sheets, are not subject to disclose.

d) **Stock-related transactions**

(Millions of yen)

Category	As of March 31, 2006				As of March 31, 2007			
	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)
Exchange-traded transactions								
Stock index futures:								
Sold	26,375	-	28,417	(2,041)	16,563	-	16,753	(189)
Bought	-	-	-	-	-	-	-	-
Stock options:								
Sold								
Call	-	-	-	-	-	-	-	-
Put	-	-	-	-	-	-	-	-
Bought								
Call	-	-	-	-	-	-	-	-
Put	-	-	-	-	-	-	-	-
Total				(2,041)				(189)

e) **Bond-related transactions**

(Millions of yen)

Category	As of March 31, 2006				As of March 31, 2007			
	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)
Exchange-traded transactions								
Bond futures contracts:								
Sold	27,233	-	26,958	274	22,559	-	22,537	21
Bought	-	-	-	-	-	-	-	-
Bond futures options:								
Sold								
Call	-	-	-	-	-	-	-	-
Put	-	-	-	-	-	-	-	-
Bought								
Call	-	-	-	-	-	-	-	-
Put	-	-	-	-	-	-	-	-
Total				274				21

6) Others

The Company held no other derivative instruments as of March 31, 2006 and March 31, 2007.

3. Status of Separate Account Assets (Non-Consolidated)

(1) Balance of Separate Account Assets

(Millions of yen)

Category	As of March 31, 2006	As of March 31, 2007
Individual variable insurance	27,697	26,712
Individual variable annuities	17,773	18,141
Individual variable annuities (non-participating)	-	3,960
Group annuities	106,440	111,859
Total	151,911	160,673

(2) Status of Individual Variable Insurance (Separate accounts)

a. Total number of policies and total policy amount in force

(Number, Millions of yen)

Category	As of March 31, 2006		As of March 31, 2007	
	Number	Amount	Number	Amount
Variable insurance (term life)	353	1,291	274	1,013
Variable insurance (whole life)	8,559	66,268	8,206	63,439
Total	8,912	67,559	8,480	64,453

b. Asset composition

(Millions of yen, %)

Category	As of March 31, 2006		As of March 31, 2007	
	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	800	2.9	1,119	4.2
Securities	26,259	94.8	24,989	93.6
Domestic bonds	6,499	23.5	5,883	22.0
Domestic stocks	12,027	43.4	11,454	42.9
Foreign securities	7,732	27.9	7,651	28.6
Foreign bonds	3,135	11.3	3,074	11.5
Foreign stocks and other securities	4,597	16.6	4,576	17.1
Other securities	-	-	-	-
Loans	-	-	-	-
Other assets	637	2.3	603	2.3
Reserve for possible loan losses	-	-	-	-
Total assets	27,697	100.0	26,712	100.0

c. Net investment income

(Millions of yen)

Category	Year Ended March 31, 2006	Year Ended March 31, 2007
Interests, dividends and income from real estate for rent	402	490
Gains on sale of securities	1,857	1,802
Gains on redemption of securities	-	-
Valuation gains on securities	4,782	-
Foreign exchange gains, net	-	-
Gains from derivatives, net	-	-
Other investment income	2	12
Losses on sale of securities	841	396
Amortization of securities	-	-
Devaluation losses on securities	-	1,033
Foreign exchange losses, net	2	0
Losses from derivatives, net	-	-
Other investment expenses	0	0
Net investment income	6,200	874

Note: Above net investment income(loss) are stated on the statemnets of operations as an item of the gains(losses) from separate accounts.

d. Fair value information on securities

Valuation gains (losses) on trading securities (Millions of yen)

Category	As of March 31, 2006		As of March 31, 2007	
	Current fair value and carrying value	Valuation gains (losses)	Current fair value and carrying value	Valuation gains (losses)
Trading securities	26,259	4,782	24,989	(1,033)
Domestic bonds	6,499	(151)	5,883	105
Domestic stocks	12,027	4,147	11,454	(1,378)
Foreign bonds	3,135	(35)	3,074	17
Foreign stocks and other securities	4,597	820	4,576	222
Other securities	-	-	-	-
Monetary trusts	-	-	-	-

e. Fair value information on derivative transactions

(a) Interest-related transactions

The Company held no interest-related derivative instruments as of March 31, 2006 and 2007.

(b) Currency-related transactions

The Company held no currency-related derivative instruments as of March 31, 2006 and 2007.

(c) Stock-related transactions

The Company held no stock-related derivative instruments as of March 31, 2006 and 2007.

(d) Bond-related transactions

The Company held no bond-related derivative instruments as of March 31, 2006 and 2007.

(e) Others

The Company held no other derivative instruments as of March 31, 2006 and 2007.

(3) Status of Individual Variable Annuities (Separate Accounts)

a. Total number of policies and total policy amount in force (Number, Millions of yen)

Category	As of March 31, 2006		As of March 31, 2007	
	Number	Amount	Number	Amount
Variable annuities (variable investment type)	193	869	180	806
Variable annuities (guaranteed living benefit type)	171	536	164	507
Total	364	1,405	344	1,313

b. Asset composition (Millions of yen, %)

Category	As of March 31, 2006					
	Variable investment type				Guaranteed investment type	
	Emphasis on stable return		Emphasis on high return			
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	536	9.8	245	4.1	216	3.5
Securities	4,913	89.8	5,773	95.5	6,008	96.1
Domestic bonds	3,397	62.1	1,007	16.7	2,890	46.2
Domestic stocks	849	15.5	3,082	51.0	2,023	32.4
Foreign securities	667	12.2	1,682	27.8	1,094	17.5
Foreign bonds	258	4.7	542	9.0	593	9.5
Foreign stocks and other securities	408	7.5	1,140	18.9	501	8.0
Other securities	-	-	-	-	-	-
Loans	-	-	-	-	-	-
Other assets	20	0.4	29	0.5	29	0.5
Reserve for possible loan losses	-	-	-	-	-	-
Total assets	5,470	100.0	6,047	100.0	6,254	100.0

Category	As of March 31, 2007					
	Variable investment type				Guaranteed investment type	
	Emphasis on stable return		Emphasis on high return			
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	560	10.0	260	4.2	251	4.0
Securities	5,015	89.6	5,900	95.2	6,060	95.5
Domestic bonds	3,531	63.1	1,202	19.4	3,069	48.4
Domestic stocks	819	14.6	3,091	49.9	1,915	30.2
Foreign securities	664	11.9	1,606	25.9	1,075	17.0
Foreign bonds	269	4.8	573	9.2	631	10.0
Foreign stocks and other securities	394	7.1	1,033	16.7	444	7.0
Other securities	-	-	-	-	-	-
Loans	-	-	-	-	-	-
Other assets	23	0.4	34	0.6	32	0.5
Reserve for possible loan losses	-	-	-	-	-	-
Total assets	5,599	100.0	6,196	100.0	6,345	100.0

c. Net investment income (Millions of yen)

Category	Year Ended March 31, 2006			Year Ended March 31, 2007		
	Variable investment type		Guaranteed investment type	Variable investment type		Guaranteed investment type
	Emphasis on stable return	Emphasis on high return		Emphasis on stable return	Emphasis on high return	
Interests, dividends and income from real estate for rent	81	84	94	90	106	109
Gains on sale of securities	148	301	244	149	421	302
Gains on redemption of securities	-	-	-	-	-	-
Valuation gains on securities	243	1,172	665	-	-	-
Foreign exchange gains, net	-	-	-	-	-	-
Gains from derivatives, net	-	-	-	-	-	-
Other investment income	0	0	0	1	3	1
Losses on sale of securities	66	106	84	49	84	69
Losses on redemption of securities	-	-	-	-	-	-
Devaluation losses on securities	-	-	-	44	278	189
Foreign exchange losses, net	0	0	0	0	1	0
Losses from derivatives, net	-	-	-	-	-	-
Other investment expenses	0	0	0	0	0	0
Net investment income	407	1,451	918	146	167	154

Note: Above net investment income (loss) are stated on the statements of operations as an item of the gains (losses) from separate accounts.

d. Fair value information on securities

Valuation gains (losses) on trading securities

Individual variable annuities (Variable investment type / Emphasis on stable return) (Millions of yen)

Category	As of March 31, 2006		As of March 31, 2007	
	Current fair value and carrying value	Valuation gains(losses)	Current fair value and carrying value	Valuation gains(losses)
Trading securities	4,913	243	5,015	(44)
Domestic bonds	3,397	(79)	3,531	41
Domestic stocks	849	259	819	(109)
Foreign bonds	258	(1)	269	2
Foreign stocks, etc.	408	65	394	20
Other securities	-	-	-	-
Monetary trusts	-	-	-	-

Individual variable annuities (Variable investment type / Emphasis on high return) (Millions of yen)

Category	As of March 31, 2006		As of March 31, 2007	
	Current fair value and carrying value	Valuation gains(losses)	Current fair value and carrying value	Valuation gains(losses)
Trading securities	5,773	1,172	5,900	(278)
Domestic bonds	1,007	(20)	1,202	15
Domestic stocks	3,082	1,012	3,091	(342)
Foreign bonds	542	(7)	573	11
Foreign stocks, etc.	1,140	186	1,033	36
Other securities	-	-	-	-
Monetary trusts	-	-	-	-

Individual variable annuities (Guaranteed investment type) (Millions of yen)

Category	As of March 31, 2006		As of March 31, 2007	
	Current fair value and carrying value	Valuation gains(losses)	Current fair value and carrying value	Valuation gains(losses)
Trading securities	6,008	665	6,060	(189)
Domestic bonds	2,890	(68)	3,069	41
Domestic stocks	2,023	655	1,915	(255)
Foreign bonds	593	(5)	631	9
Foreign stocks, etc.	501	83	444	15
Other securities	-	-	-	-
Monetary trusts	-	-	-	-

e. Fair value information on derivative transactions

(a) Interest-related transactions

The Company held no interest-related derivative instruments as of March 31, 2006 and 2007.

(b) Currency-related transactions

The Company held no currency-related derivative instruments as of March 31, 2006 and 2007.

(c) Stock-related transactions

The Company held no stock-related derivative instruments as of March 31, 2006 and 2007.

(d) Bond-related transactions

The Company held no bond-related derivative instruments as of March 31, 2006 and 2007.

(e) Others

The Company held no other derivative instruments as of March 31, 2006 and 2007.

(4) Status of Non-Participating Individual Variable Annuities (Separate accounts)

Note: Regarding non-participating individual variable annuities, there were no figures as of March 31, 2006 and 2007.

a. Total number of policies and total policy amount in force

(Number, Millions of yen)

Category	As of March 31, 2006		As of March 31, 2007	
	Number	Amount	Number	Amount
Non-Participating Individual Variable Annuities	-	-	244	3,372

b. Asset composition

(Millions of yen, %)

Category	As of March 31, 2006		As of March 31, 2007	
	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	-	-	1,172	29.6
Securities	-	-	2,787	70.4
Domestic bonds	-	-	-	-
Domestic stocks	-	-	-	-
Foreign securities	-	-	-	-
Foreign bonds	-	-	-	-
Foreign stocks and other securities	-	-	-	-
Other securities	-	-	2,787	70.4
Loans	-	-	-	-
Other assets	-	-	-	-
Reserve for possible loan losses	-	-	-	-
Total assets	-	-	3,960	100.0

c. Net investment income

(Millions of yen)

Category	Year Ended March 31, 2006	Year Ended March 31, 2007
Interests, dividends and income from real estate for rent	-	-
Gains on sale of securities	-	-
Gains on redemption of securities	-	-
Valuation gains on securities	-	37
Foreign exchange gains, net	-	-
Gains from derivatives, net	-	-
Other investment income	-	-
Losses on sale of securities	-	-
Amortization of securities	-	-
Devaluation losses on securities	-	-
Foreign exchange losses, net	-	-
Losses from derivatives, net	-	-
Other investment expenses	-	-
Net investment income	-	37

Note: Above net investment income(loss) are stated on the statemnets of operations as an item of the gains(losses) from separate accounts.

d. Fair value information on securities

Valuation gains (losses) on trading securities (Millions of Yen)

Category	As of March 31, 2006		As of March 31, 2007	
	Current fair value and carrying value	Valuation gains (losses)	Current fair value and carrying value	Valuation gains (losses)
Trading securities	-	-	2,787	37
Domestic bonds	-	-	-	-
Domestic stocks	-	-	-	-
Foreign bonds	-	-	-	-
Foreign stocks and other securities	-	-	-	-
Other securities	-	-	2,787	37
Monetary trusts	-	-	-	-

e. Fair value information on derivative transactions

(a) Interest-related transactions

The Company held no interest-related derivative instruments as of March 31, 2006 and 2007.

(b) Currency-related transactions

The Company held no currency-related derivative instruments as of March 31, 2006 and 2007.

(c) Stock-related transactions

The Company held no stock-related derivative instruments as of March 31, 2006 and 2007.

(d) Bond-related transactions

The Company held no bond-related derivative instruments as of March 31, 2006 and 2007.

(e) Others

The Company held no other derivative instruments as of March 31, 2006 and 2007.

4. Reconciliation to Core Profit and Ordinary Profit

a. Reconciliation to core profit

(Millions of yen)

Category	Year Ended March 31, 2006	Year Ended March 31, 2007
Core Revenues	1,021,367	1,034,031
Income from insurance premiums	871,153	865,254
Insurance premiums	870,134	864,247
Ceded reinsurance recoveries	1,018	1,006
Investment income	138,403	138,671
Interest, dividends and income from real estate for rent	106,987	129,458
Gains on redemption of securities	467	-
Other investment income	2,595	2,685
Gains on separate accounts, net	28,352	6,526
Other ordinary income	11,810	14,520
Income related to withheld insurance claims and other payments for future annuity payments	297	311
Income due to withheld insurance payments	3,177	2,552
Reversal of reserve for outstanding claims	3,900	-
Reversal of reserve for employees' retirement benefits	3,374	10,603
Reversal of reserve for directors' and corporate auditors' retirement benefits	-	-
Other ordinary income	1,060	1,053
Other core revenues	-	15,584
Core Expenses	925,261	908,240
Insurance claims and other payments	791,872	758,211
Insurance claims	308,591	268,182
Annuity payments	27,259	27,978
Insurance benefits	175,698	174,681
Surrender payments	203,007	248,907
Other payments	76,220	37,415
Reinsurance payments	1,093	1,045
Provision for policy and other reserves	906	3,518
Investment expenses	8,950	11,767
Interest expense	25	165
Losses on redemption of securities	-	-
Provision for reserve for possible loan losses	-	-
Depreciation of real estate for rent	2,698	2,716
Other investment expenses	6,227	8,884
Losses on separate accounts, net	-	-
Operating expenses	109,262	111,815
Other ordinary expenses	14,268	22,881
Payments related to withheld insurance claims	1,914	2,344
Taxes	6,572	6,647
Depreciation	4,075	4,149
Provision for reserve for employees' retirement benefits	1,379	7,405
Other ordinary expenses	326	2,334
Other core expenses	-	46
Core Profit	96,105	125,791

b. Reconciliation to core profit

(Millions of yen)

Category	Year Ended March 31, 2006	Year Ended March 31, 2007
Core profit (A)	96,105	125,791
Capital gains	42,270	29,089
Gains from monetary trusts, net	3,664	8,092
Gains on investments in trading securities, net	22,157	17,824
Gains on sale of securities	16,449	18,756
Gains from derivatives, net	-	-
Foreign exchange gains, net	-	-
Others	-	(15,584)
Capital losses	37,745	32,330
Losses from monetary trusts, net	-	-
Losses on investments in trading securities, net	-	-
Losses on sale of securities	1,045	5,744
Devaluation losses on securities	547	610
Losses from derivatives, net	31,227	20,324
Foreign exchange losses, net	4,924	5,696
Others	-	(46)
Capital gains/losses (B)	4,525	(3,241)
Core profit reflecting capital gains / losses (A+B)	100,630	122,549
Other one-time gains	(1,185)	(1,302)
Ceding reinsurance commissions	-	-
Reversal of contingency reserve	(1,185)	(1,302)
Others	-	-
Other one-time losses	-	-
Reinsurance premiums	-	-
Provision for contingency reserve	-	-
Provision for specific reserve for possible loan losses	-	-
Provision for specific reserves for loans to refinancing countries	-	-
Write-off of loans	-	-
Others	-	-
Other one-time gains/losses (C)	(1,185)	(1,302)
Ordinary profit (A+B+C)	99,445	121,247

Note: Core profit for the year ended March 31, 2007 includes 966 million yen of income gains from monetary trusts, 14,618 million yen of income gains on investment in trading securities as other core revenues instead of capital gains, and 46 million yen of income losses from derivatives as other core expenses, instead of capital losses.

5. Disclosed Claims Based on Insurance Business Law Standard

(Non-Consolidated) (Millions of yen, %)

Category	As of March 31, 2006	As of March 31, 2007
Claims against bankrupt and quasi-bankrupt obligors	121	210
Claims with collection risk	1,999	1,249
Claims for special attention	422	374
Sub-total	2,543	1,834
[% of Total]	[0.25]	[0.20]
Claims against normal obligors	1,009,163	936,253
Total	1,011,707	938,088

Notes:

1. Claims against bankrupt and quasi-bankrupt obligors are loans to borrowers who are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings and other borrowers in serious financial difficulties.
2. Claims with collection risk are loans to obligors (other than bankrupt and quasi-bankrupt obligors) with deteriorated financial condition and results of operations from which it is unlikely that the principal and interest on the loans will be recovered.
3. Claims for special attention are loans on which principal and/or interest are past due for three months or more and loans with a concessionary interest rate, as well as loans with renegotiated conditions in favor of the borrower, including renegotiated schedule and/or waivers, in each case, other than the loans described in notes 1 or 2 above.
4. Claims against normal obligors are all other loans.

6. Risk Monitored Loans (Based on Insurance Business Law Guidelines)

(Non-Consolidated) (Millions of yen, %)

Category	As of March 31, 2006	As of March 31, 2007
Loans to bankrupt companies	93	195
Past due loans	2,025	1,264
Loans over due for three months or more	-	-
Restructured loans	422	374
Total: a	2,541	1,833
[% of total loans]	[0.26]	[0.20]

Notes:

1. Certain past due loans and loans to bankrupt companies were written off and charged to the reserve for possible loan losses. Write-offs relating to bankrupt companies as of March 31, 2006 and March 31, 2007 amounted to 6 million yen and 5 million yen, respectively. Past due loans also decreased due to write-offs in the amounts of 431 million yen and 219 million yen as of March 31, 2006 and March 31, 2007, respectively.
2. Loans to bankrupt companies are loans to borrowers that are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings on which the Company has stopped accruing interest after determining that collection or repayment of principal or interest is impossible due to a significant delay in payment of principal or interest or for some other reason.
3. Past due loans are loans (other than the loans described in note 2 above and the loans for which due dates for interest payments have been rescheduled for purposes of restructuring or supporting the borrower) on which the Company has stopped accruing interest based on self-assessment.
4. Loans over due for three months or more are loans, other than the loans described in notes 2 or 3 above, on which principal and/or interest are in arrears for three months or more.
5. Restructured loans are loans, other than the loans described in notes 2, 3 or 4 above, for which agreements have been made between the relevant parties to provide a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims and/or other terms in favor of the borrower for purposes of restructuring or supporting the borrower.

(Reference) Reserve for Possible Loan Losses

(1) Reserve for Possible Loan Losses

(Millions of yen)

Category	As of March 31, 2006	As of March 31, 2007
General reserve for possible loan losses	188	183
Specific reserve for possible loan losses	1,499	859
Specific reserve for loans to refinancing countries	-	-
Total	1,687	1,043

(2) Specific Reserve for Possible Loan Losses

(Millions of yen)

Category	Year Ended March 31, 2006	Year Ended March 31, 2007
Transfer	1,499	859
Reversal	1,509	1,481
Total	(10)	(621)

Note: The amount of reversal indicated above does not include the amount of reversal made for any specific purpose.

(3) Specific Reserve for Loans to Refinancing Countries

a. Specific reserve for loans to refinancing countries

The Company held no specific reserve for loans to refinancing countries as of March 31, 2006 and 2007.

b. Loan outstanding by country

The Company held no loan outstanding by country as of March 31, 2006 and 2007.

(4) Write-off of Loans

(Millions of yen)

Category	Year Ended March 31, 2006	Year Ended March 31, 2007
Write-off of loans	-	-

Note: The amounts of loan write-offs are those representing the portions of the relevant collateralized or guaranteed credits to Bankrupt Debtors and Effectively Bankrupt Debtors that remain unrecoverable, after deduction of the amounts equivalent to those deemed recoverable by way of valuation of collateral or execution of guarantee, and are reduced directly from the relevant aggregate credits.

(Reference) Self-Assessment of Loans

Self-assessment of assets means individually reviewing each asset, and categorizing it according to risks in collection or deterioration of the value as an asset, which should provide the basis for adequate write-offs or reservation, and creation of reliable financial statements.

According to their risks in collection or deterioration of the value as an asset, assets are categorized into four classes from Class I - IV. Class I is composed of assets with no problem.

Daido Life has established the internal criteria for self-assessment, and write-offs and reservation, and is carrying out strict self-assessment, and write-offs and reserve.

In the results of self-assessment of loans as of March 31, 2007, the Company deducted all assets categorized Class IV as uncollectible, and calculated the expected losses on each asset in Class III, and added the adequate reserve. Thus, the Company is making efforts to keep soundness of its assets.

Self-Assessment of Loans

(Millions of yen)

Classifications	As of March 31, 2006		As of March 31, 2007	
	Before write-offs / reservation	After write-offs / reservation	Before write-offs / reservation	After write-offs / reservation
Class I	1,004,156	1,005,508	922,280	923,005
Class II	6,089	6,089	14,937	14,937
Class III	1,461	109	869	144
Class IV	-	-	-	-
Total exposures	1,011,707	1,011,707	938,088	938,088

Note: The total exposures include securities lent, guarantee endorsements, interest payable and suspense payments in addition to loans. The interest payable and suspense payments included here are limited to those related to loans and securities lent.

7. Solvency Margin Ratio (Non-Consolidated)

(Millions of yen, %)

Items		As of March 31, 2006	As of March 31, 2007
Total solvency margin	(A)	1,068,289	1,135,048
Net assets (less certain items)		196,573	229,827
Reserve for price fluctuations		47,571	61,585
Contingency reserve		79,079	80,382
Reserve for possible loan losses		188	183
Net unrealized gains on available-for-sale securities (before tax) (x 90 per cent., if gains; x 100 per cent., if losses)		539,564	510,954
Net unrealized gains (losses) on real estate (x 85 per cent., if gains; x 100 per cent., if losses)		(4,973)	14,582
Excess of amount of policy surrender payment		124,207	127,608
Unallotted portion of reserve for policyholder dividends		8,916	13,240
Future profits		13,655	15,502
Deferred tax assets		63,505	81,181
Deductible items		-	-
Total risk $\sqrt{R_1^2 + (R_2 + R_3 + R_7)^2} + R_4$	(B)	170,317	171,889
Insurance risk R_1		34,182	33,692
Assumed investment yield risk R_2		20,493	19,197
Investment risk R_3		141,649	144,508
Business risk R_4		3,940	3,964
Minimum guaranty risk R_7		684	804
Solvency margin ratio $\frac{(A)}{(1/2) X (B)}$ X 100		1,254.4%	1,320.6%

Notes:

1. The above ratio is calculated in accordance with Articles 86, 87 of the ministerial ordinance for Insurance Business Law as well as Announcement No. 50 issued by the Ministry of Finance in 1996.

2. "Net assets (less certain items)" as of March 31, 2007 represents net assets on the balance sheet less net unrealized gains on securities, provision for advanced depreciation on real estate, gains on deferred hedge and estimated appropriation paid in cash. As for March 31, 2006, "Net assets (less certain items)" above represents equity capital on the balance sheet less net unrealized gains on securities, provision for advanced depreciation on real estate and (estimated) appropriation paid in cash.

3. Net unrealized gains(losses) on real estates are basically calculated by the method of appraised price, whereas as for less important real estates, they are calculated by the method of posted price.

4. Minimum guarantee risks were calculated using the standard method regulated by FSA.

8. Adjusted Net Assets (Non-Consolidated)

(Millions of yen)

Items	As of March 31, 2006	As of March 31, 2007
Adjusted net assets	1,062,325	1,109,674

Note: Foregoing were calculated according to the orders providing classifications, etc. that are stipulated in 132.2 of Insurance Business Law, and descriptions provided in Notification No. 2 issued in January 1999 by Financial Supervisory Agency and Ministry of Finance.

May 17, 2007
Daido Life Insurance Company

Supplementary Data for the Fiscal Year Ended March 31, 2007
Non-Consolidated Financial Results at Press Conference

(1) Sales Results

(Millions of yen, %)

	Fiscal Year Ended March 31, 2006		Six Months Ended September 30, 2006		Fiscal Year Ended March 31, 2007	
	Amount	% Change	Amount	% Change	Amount	% Change
Annualized premiums of new policies	82,889	1.1	42,025	1.0	83,462	0.7
3rd sector products	3,916	3.4	1,898	(5.4)	3,892	(0.6)
Annualized premiums of total policies	684,746	2.1	690,185	1.7	692,273	1.1
3rd sector products	60,631	(1.7)	59,804	(2.1)	58,574	(3.4)
Income from insurance premiums	871,153	(1.5)	432,069	(0.8)	865,254	(0.7)
Individual insurance and annuities	667,850	0.5	336,392	1.3	673,891	0.9
Group insurance and annuities	199,890	(7.8)	94,038	(7.2)	188,633	(5.6)
New policy amount	4,292,776	(1.4)	2,239,268	4.4	4,327,836	0.8
Policy amount in force	40,008,062	0.8	39,990,162	0.5	39,732,098	(0.7)
Surrender & lapse amount	3,040,038	0.4	1,765,410	12.1	3,615,874	18.9
Surrender & lapse rate	7.66%	(0.04points)	4.41%	0.44points	9.04%	1.38points

Notes:

1. New policy amount and policy amount in force include individual insurance and annuities.

2. Surrender and lapse amount does not include reinstatement

3. Surrender and lapse rates for the six months ended September 30, 2006 is not annualized.

4. Annualized premiums include individual insurance and annuities, and exclude the net increase from conversion.

(2) Assets

(Millions of yen, %)

	As of March 31, 2006		As of September 30, 2006		As of March 31, 2007	
	Amount	% Change	Amount	% Change	Amount	% Change
Total assets	6,406,113	7.1	6,302,087	3.2	6,397,075	(0.1)
Adjusted net asset	1,062,325	58.7	1,001,923	18.6	1,109,674	4.5
Adjusted net asset / General account assets	17.0	5.5points	16.3	2.1points	17.8	0.8points
Solvency margin ratio	1,254.4	217.2points	1,199.1	78.4points	1,320.6	66.2points

(3) Core Profit / Negative Spread / Investment Yield

(Millions of yen, %)

	Fiscal Year Ended March 31, 2006		Fiscal Year Ended March 31, 2007		Fiscal Year Ending March 31, 2008 (Forecast)
	Amount	% Change	Amount	% Change	Amount
Core profit	96,105	(6.4)	125,791	30.9	115,000

	Fiscal Year Ended March 31, 2006		Fiscal Year Ended March 31, 2007		Fiscal Year Ending March 31, 2008 (Forecast)
	Amount	Change	Amount	Change	Amount
Negative spread	29,390	9,910	- (Note)		3,000

Note: There was positive spread (¥8,390 million) for the fiscal year ended March 31, 2007

(%)

	Fiscal Year Ended March 31, 2006	Fiscal Year Ended March 31, 2007	Fiscal Year Ending March 31, 2008 (Forecast)
Investment yield for core profit	1.99	2.69	approx. 2.4
Investment yield - general account	1.87	2.31	approx. 1.8
Average assumed investment yield	2.58	2.52	approx. 2.5

(References) (%)

	Fiscal Year Ended March 31, 2006	Fiscal Year Ended March 31, 2007	Fiscal Year Ending March 31, 2008 (Forecast)
Average assumed investment yield (at year-end)	2.59	2.52	approx. 2.5
Investment yield - general account (at fair value)	7.48	1.54	

(4) Policy and Other Reserves

(Millions of yen)

	As of March 31, 2006		As of September 30, 2006		As of March 31, 2007	
	Amount	Change	Amount	Change	Amount	Change
Policy reserve *(Note 1)*	5,227,444	(3,374)	5,215,860	17,745	5,216,840	(10,603)
General account	5,092,462	(1,174)	5,081,444	15,104	5,074,452	(18,010)
Separate account	134,982	(2,199)	134,416	2,640	142,388	7,406
Reserve for price fluctuations	47,571	14,987	55,022	18,977	61,585	14,014
Contingency reserve	79,079	1,185	79,539	1,065	80,382	1,302
Contingency reserve 1	44,764	284	44,979	487	45,074	309
Contingency reserve 2	33,940	526	34,181	572	34,912	971
Contingency reserve 3	374	374	378	5	395	21
Contingency reserve fund	-	-	-	-	-	-
Price fluctuation reserve fund	-	-	-	-	-	-
Appropriated retained earnings for general purposes *(Note 2)*	100,000	27,000	100,000	27,000	130,000	30,000

Notes:

1. The amount of policy reserve excludes the amount of contingency reserve.

2. Appropriated retained earnings for general purposes as of March 31, 2005 and 2006 above are total amount after the appropriation of profit. Appropriated retained earnings as of March 31, 2007 above are the balance after the approval of the proposal for the appropriated retained earnings in the general meeting of shareholders as scheduled.

(5) Unrealized Gains / Losses

(Millions of yen)

	As of March 31, 2006		As of September 30, 2006		As of March 31, 2007	
	Amount	Change	Amount	Change	Amount	Change
Securities	587,799	323,144	498,698	83,799	546,396	(41,402)
Domestic stocks	298,149	170,429	245,504	41,135	248,534	(49,615)
Domestic bonds	13,504	(71,563)	19,928	(38,804)	18,650	5,146
Foreign securities	8,518	(4,639)	14,258	1,908	9,835	1,317
Other securities	230,967	197,301	189,482	70,600	239,316	8,348
Real estate (domestic land and lease)	(4,973)	5,628	(2,714)	7,665	17,156	22,129

Notes:

1. These figures include securities held in monetary trusts and do not include securities without readily obtainable fair value.

2. Unrealized gains / losses on real estate are mainly calculated based on the appraisal price. As for less important property, posted price is used.

(6) Impairment of Fixed Assets

(Millions of yen)

	Fiscal Year Ended March 31, 2006		Six Months Ended September 30, 2006		Fiscal Year Ended March 31, 2007	
	Amount	Change	Amount	Change	Amount	Change
Impairment loss	270	270	525	254	525	254

(7) Investment for the Fiscal Year Ended March 31, 2007

(Millions of yen)

	Net Increase (decrease)	Forecast for the Fiscal Year Ending March 31, 2008
Domestic stocks	(37,200)	
[Including stocks held in investment trusts]	(25,180)	Prolong duration of domestic bonds if interest rates rise.
Domestic bonds	(43,027)	Basically maintain current asset composition for domestic stocks, foreign stocks, foreign currency exchange and others.
Foreign stocks, etc.	6,365	Possible change according to the prospect of the market.
Foreign bonds	(10,730)	Continue to increase net exposure to alternative investments.
Real estate	9,051	

Notes:

1. Net increase (decrease) indicates net of the total executed amount including stock futures contracts and bond futures contracts. As for monetary trusts the amount is the net cash inflow (outflow) due to newly setup or cancellation.

2. Forecasts for the fiscal year ending March 31, 2008 are stated on net exposure basis.

(8) Level of Indices where Unrealized Gains/Losses on Assets are Break-even as of March 31, 2007

NIKKEI Average	approx.	8,200 Yen
TOPIX	approx.	810 Points
Yen-denominated bonds	approx.	1.90%
Foreign securities	approx.	104 Yen

Notes:

1. These figures are calculated based on asset holdings as of March 31, 2007 assuming that our asset portfolio is the same as those of the NIKKEI average, TOPIX, 10-Year JGB and U.S .dollar / yen rate. Because our portfolio is not necessarily the same as these indices, actual results may differ from above figures.

2. The indices for Yen-denominated bonds are calculated on a 10-Year JGB yield basis (March31, 2007: 1.66%).

3. The indice of Foreign securities is calculated based on a U.S. dollar/yen rate basis (March 31, 2007: 118.05yen). Currency hedged position to which applied hedge accounting rule are excluded in the calculation.

(9) Performance Forecasts

(Billions of yen)

	Fiscal Year Ending March 31, 2008
Income from insurance premiums	850
Annualized premiums of total policies	700
Policy amount in force	39,770

Notes:

1. Policy amount in force includes individual insurance and annuities

2. The above forecasts for the year ending March 31, 2007 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based of risks and uncertainties that may affect the Company's businesses.

(10) Cross Holdings with Domestic Banks as of March 31, 2007

i) Contributions from Domestic Banks (Millions of yen)

	Amount
Funds	None
Subordinated loans and debentures	None

ii) Contributions to Domestic Banks (Millions of yen)

	Amount
Bank stocks held	154,586
Subordinated loans and debentures	262,012

(11) Number of Employees and Agents

	As of March 31, 2006		As of September 30, 2006		As of March 31, 2007	
	Amount	% Change	Amount	% Change	Amount	% Change
In-house sales representatives	4,909	0.4	4,886	1.8	4,726	(3.7)
Sales agents	13,963	4.1	14,287	3.4	14,295	2.4
Administrative personnel	3,171	1.2	3,245	1.5	3,212	1.3

(12) Provision for reserve for policyholder dividends for the Year ended March 31, 2007

(Millions of yen)

	Amount	% Change
Individual insurance	21,407	93.3
Individual annuities	158	100.7
Group insurance	15,241	4.3
Group annuities	3,007	131.1
Total including others	40,068	46.7

(13) OTC Sales through Banks

Daido life is not applicable since the Company does not offer its products OTC through banks.

File No.82-34783

NON-CONSOLIDATED FINANCIAL SUMMARY

(For the fiscal year ended March 31, 2007)

May 17, 2007

Name of Company: **T&D Holdings, Inc.** (Financial Summary for T&D Financial Life Insurance Company)
Stock Listings: Tokyo, Osaka
Security Code No.: 8795
Head Office: Tokyo, Japan
URL: http://www.td-holdings.co.jp/e/

1. Non-Consolidated Operating Results for the Fiscal Year Ended March 31, 2007 (April 1, 2006 - March 31, 2007)

(1) Results of Operations

Note: Amounts of less than one million yen have been eliminated, and percentages have been rounded to the nearest percent.

	Ordinary Revenues	% change	Ordinary Profit	% change	Core Profit	% change	Net Income	% change
Year ended March 31, 2007	¥266,120 million	(14.8)	¥(13,528) million	10.5	¥(6,457) million	(8.2)	¥(10,720) million	(6.1)
Year ended March 31, 2006	¥312,371 million	108.0	¥(12,246) million	(5.0)	¥(7,037) million	4.3	¥(11,413) million	-

	Net Income Per Share	Net Income Per Share (Fully Diluted)	Ratio of Net Income to Shareholders' Equity	Ratio of Ordinary Profit to Total Assets	Ratio of Ordinary Profit to Ordinary Revenue
Year ended March 31, 2007	¥(13,400.36)	-	(27.0)%	(1.3)%	(5.1)%
Year ended March 31, 2006	¥(18,952.71)	-	(32.5)%	(1.5)%	(3.9)%

Notes:
1. *Core Profit is a measure of a life insurance company's underlying profitability from core insurance operations on a non-consolidated basis, defined as ordinary profit excluding "capital gains and losses" such as gains and losses on sale of securities and devaluation losses on securities and "other one-time gains and losses" such as provision for (reversal of) contingency reserve and write-off of loans.*
2. % changes for ordinary revenues and ordinary profit, etc. are presented in comparison with the same term of the previous fiscal year.

(2) Financial Conditions

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
As of March 31, 2007	¥1,078,447 million	¥34,201 million	3.2%	¥42,752.18
As of March 31, 2006	¥934,116 million	¥45,243 million	4.8%	¥56,554.76

Note: Shareholder's equity: as of March 31, 2007: ¥34,201 million; as of March 31, 2006: ¥-

2. Dividends

	Annual Dividends per Share	Interim	Year-End	Dividends Paid for the Year	Payout Ratio	Dividends on Net Assets
Year ended March 31, 2006	¥-	¥-	¥-	¥-	-%	-%
Year ended March 31, 2007	¥-	¥-	¥-	¥-	-%	-%

3. Forecasts for the Year Ending March 31, 2008 (April 1, 2007 - March 31, 2008)

T&D Financial Life's forecasts are omitted. Please refer to T&D Holdings' *"Consolidated Forecasts for the Year Ending March 31, 2008"* section in this material *"Consolidated Financial Summary for the fiscal year ended March 31, 2007"*.

4. Others

(1) Significant Changes in Accounting Principle and Procedure and Changes in Presentation Method for Consolidated Financial Summary:

Changes due to the revision of accounting standards: Applicable
Changes due to other factors : Applicable

Note: Please refer to T&D Holdings' "Summary of Significant Accounting Policies" section in this material "Consolidated Financial Summary for the fiscal year ended March 31, 2007".

(2) Number of Outstanding Shares (Common Stock):

Number of outstanding shares including treasury stock at the end of the year: as of March 31, 2007: 800,000
as of March 31, 2006: 800,000

Number of treasury stock at the end of the term: None

Average number of outstanding shares during the term: for the fiscal year ended March 31, 2007: 800,000
for the fiscal year ended March 31, 2006: 602,192

T&D Financial Life Unaudited Non-Consolidated Balance Sheets

(Millions of yen)

	As of March 31, 2006		As of March 31, 2007		Increase (decrease)
	Amount	%	Amount	%	Amount
Assets:					
Cash and deposits	41,611	4.5	30,649	2.8	(10,961)
Cash	5		1		(3)
Deposit	41,605		30,648		(10,957)
Call loans	-	-	20,000	1.9	20,000
Monetary trusts	7,748	0.8	12,340	1.1	4,592
Securities	844,351	90.4	977,536	90.6	133,185
Government bonds	289,335		336,822		47,487
Corporate bonds	23,092		17,686		(5,406)
Domestic stocks	2,331		1,913		(418)
Foreign securities	46,688		24,823		(21,864)
Other securities	482,903		596,290		113,386
Loans	13,333	1.4	10,259	1.0	(3,074)
Policy loans	8,261		7,704		(557)
Commercial loans	5,071		2,555		(2,516)
Property and equipment	145	0.0	-	-	-
Buildings	124		-		-
Equipment	20		-		-
Construction in progress	0		-		-
Tangible fixed assets	-	-	298	0.0	-
Buildings	-		286		-
Other tangible fixed assets	-		11		-
Intangible fixed assets	-	-	2,690	0.2	-
Software	-		2,682		-
Other intangible fixed assets	-		8		-
Due from agencies	-	-	0	0.0	0
Due from reinsurers	5,923	0.6	8,158	0.8	2,235
Other assets	15,887	1.7	10,330	1.0	(5,557)
Accounts receivable	11,284		8,585		(2,699)
Prepaid expenses	230		260		29
Accrued income	932		842		(90)
Deposit for rent	993		414		(579)
Suspense payable	85		64		(20)
Other assets	2,360		162		(2,198)
Deferred tax assets	5,207	0.6	6,254	0.6	1,046
Reserve for possible loan losses	(92)	(0.0)	(71)	(0.0)	20
Total assets	934,116	100.0	1,078,447	100.0	144,331

(Millions of yen)

	As of March 31, 2006		As of March 31, 2007		Increase (decrease)
	Amount	%	Amount	%	Amount
Liabilities:					
Policy reserves	874,877	93.7	1,029,160	95.4	154,283
Reserve for outstanding claims	4,475		5,144		669
Policy reserve	866,962		1,020,869		153,907
Reserve for policyholder dividends	3,440		3,146		(293)
Due to agencies	849	0.1	1,313	0.1	464
Due to reinsurers	59	0.0	84	0.0	25
Other liabilities	4,718	0.5	5,347	0.5	629
Income taxes payable	38		24		(13)
Accounts payable	2,518		3,525		1,006
Accrued expenses	1,129		1,385		255
Unearned income	0		0		(0)
Deposit received	365		312		(53)
Suspense receipt	666		100		(565)
Reserve for employees' retirement benefits	7,886	0.9	7,794	0.7	(91)
Reserve for directors' and corporate auditors' retirement benefits	117	0.0	152	0.0	35
Reserve for price fluctuations	364	0.0	393	0.1	29
Total liabilities	888,872	95.2	1,044,246	96.8	155,373
Stockholder's equity:					
Common stock	36,000	3.8	-	-	-
Capital surplus	26,000	2.8	-	-	-
Retained earnings (deficit)	(16,231)	(1.7)	-	-	-
Unappropriated deficit	16,231		-		-
Net unrealized gains on securities	(524)	(0.1)	-	-	-
Total stockholder's equity	45,243	4.8	-	-	-
Total liabilities and stockholder's equity	934,116	100.0	-	-	-
Net assets:					
Common stock	-	-	36,000	3.4	-
Capital surplus	-	-	26,000	2.4	-
Retained earnings	-	-	(26,951)	(2.5)	-
Other retained earnings	-		(26,951)		-
Unappropriated retained earnings	-		(26,951)		-
Total stockholder's equity	-	-	35,048	3.3	-
Net unrealized gains on securities	-	-	(846)	(0.1)	-
Total valuation and translation adjustments	-	-	(846)	(0.1)	-
Total net assets	-	-	34,201	3.2	-
Total liabilities and net assets	-	-	1,078,447	100.0	-

T&D Financial Life Unaudited Non-Consolidated Statements of Operations

(Millions of yen)

	Year ended March 31, 2006		Year ended March 31, 2007		Increase (decrease)
	Amount	%	Amount	%	Amount
Ordinary revenues	312,371	100.0	266,120	100.0	(46,250)
Income from insurance premiums	208,153		240,759		32,605
Insurance premiums	203,351		235,146		31,794
Ceded reinsurance recoveries	4,802		5,612		810
Investment income	92,291		17,173		(75,118)
Interest, dividends and income from real estate for rent	4,590		4,396		(194)
Interest income from deposits	0		0		(0)
Interest income and dividends from securities	4,224		3,990		(233)
Interest income from loans	366		342		(24)
Other income from interest and dividends	0		62		62
Gains on sales of securities	502		1,266		764
Gains on redemption of securities	0		1		0
Other investment income	170		136		(34)
Gains on separate accounts, net	87,026		11,372		(75,653)
Other ordinary income	11,926		8,188		(3,738)
Income related to withheld insurance claims and other payments for future annuity payments	6,413		7,751		1,337
Income due to withheld insurance payments	470		335		(135)
Reversal of reserve for outstanding claims	2,252		-		(2,252)
Reversal of reserve for employees' retirement benefits	2,752		91		(2,661)
Reversal of reserve for directors' and corporate auditors' retirment benefits	5		-		(5)
Other ordinary profit	30		9		(20)
Ordinary expenses	324,617	103.9	279,649	105.1	(44,967)
Insurance claims and other payments	97,131		99,590		2,459
Insurance claims	24,046		21,027		(3,018)
Annuity payments	5,017		5,176		158
Insurance benefits	16,686		16,685		(0)
Surrender payments	38,812		45,406		6,594
Other payments	9,235		7,825		(1,410)
Reinsurance premiums	3,334		3,470		136
Provision for policy and other reserves	192,921		154,582		(38,338)
Provision for reserve for outstanding claims	-		669		669
Provistion for policy reserve	192,914		153,907		(39,006)
Interest portion of reserve for policyholder dividends	6		5		(1)
Investment expenses	5,202		4,766		(435)
Interest expenses	1		4		2
Losses from monetary trusts, net	4,788		3,407		(1,381)
Losses on sales of securities	291		1,302		1,010
Devaluation losses on securities	55		-		(55)
Losses from redemption of securities	1		1		(0)
Foreign exchange losses, net	0		0		(0)
Other investment expenses	61		50		(10)
Operating expenses	20,294		17,921		(2,372)
Other ordinary expenses	9,068		2,787		(6,280)
Payments related to withheld insurance claims	543		638		94
Taxes	1,484		1,530		46
Depreciation	535		560		25
Provision for reserve for directors' and corporate auditors' retirement benefits	-		35		35
Amortization of goodwill	6,500		-		(6,500)
Other ordinary losses	5		22		17
Ordinary loss	12,246	(3.9)	13,528	(5.1)	1,282

(Millions of yen)

	Year ended March 31, 2006		Year ended March 31, 2007		Increase (decrease)
	Amount	%	Amount	%	Amount
Extraordinary gains	1	0.0	603	0.2	602
Gains on sales of fixed assets	-		0		-
Reversal of reserve for possible loan losses	1		9		8
Other extraordinary gains	-		593		593
Extraordinary losses	2,699	0.9	939	0.3	(1,760)
Losses on sales, disposal and devaluation of property and equipment	376		-		-
Losses on sales, disposal and devaluation of fixed assets	-		36		-
Provision for reserve for price fluctuations	80		29		(51)
Headquarters removal costs	-		873		873
Other extraordinary losses	2,243		-		(2,243)
Provision for reserve for policyholder dividends	1,233	0.4	1,373	0.5	139
Loss before income taxes	16,178	(5.2)	15,237	(5.7)	(940)
Current income taxes	(6,809)	(2.2)	(3,608)	(1.4)	3,201
Deferred income taxes	2,044	0.7	(908)	(0.3)	(2,953)
Net loss	11,413	(3.7)	10,720	(4.0)	(692)
Unappropriated deficit at beginning of year	4,818		-		-
Unappropriated deficit at end of year	16,231		-		-

Supplementary Materials for the Fiscal Year Ended March 31, 2007

Percentages are rounded to the nearest relevant percentage point.
Therefore, the sums of each percentage do not always amount to 100%.

1. Business Highlights

2. Investment in General Account Assets for the Fiscal Year Ended March 31, 2007

3. Status of Separate Account Assets (Non-Consolidated)

1. Business Highlights (Non-Consolidated)

(1) Total Policy Amount in Force

(Number: Thousands, 100 Millions of yen, %)

Category	As of March 31, 2006				As of March 31, 2007			
	Number		Amount		Number		Amount	
		Change (%)		Change (%)		Change (%)		Change (%)
Individual insurance	286	84.4	20,708	82.0	253	88.6	17,734	85.6
Individual annuities	86	120.3	5,945	152.9	105	121.2	7,499	126.1
Subtotal	373	90.7	26,654	91.5	358	96.1	25,233	94.7
Group insurance	-	-	15,160	82.8	-	-	10,227	67.5
Group annuities	-	-	444	89.9	-	-	395	89.0

Notes:

1. Policy amounts for individual annuities are equal to the funds to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced and the amount of policy reserve for an annuity for which payments have commenced.

2. The policy amount in force for group annuities is equal to the amount of outstanding policy reserve.

(2) New Policy Amount

(Number: Thousands, 100 Millions of yen)

Category	Year Ended March 31, 2006				Year Ended March 31, 2007			
	Number	Amount			Number	Amount		
			New policies	Increase from conversion			New policies	Increase from conversion
Individual insurance	3	341	341	-	0	0	0	-
Individual annuities	19	1,286	1,286	-	23	1,795	1,795	-
Subtotal	23	1,627	1,627	-	23	1,795	1,795	-
Group insurance	-	0	0		-	-	-	
Group annuities	-	-	-		-	-	-	

Notes:

1. There is no conversion plan from FY2001.

2. The new policy amount including increase from conversion for individual annuities is funds to be held at the time annuity payments are to commence for an annuity.

3. The new policy amount for group annuity is equal to the initial premium payment.

(3) Annualized Premiums

a. Policy amount in force

(Millions of yen, %)

Category	As of March 31, 2006		As of March 31, 2007	
	Amount	Change (%)	Amount	Change (%)
Individual insurance	32,681	81.0	28,721	87.9
Individual annuities	41,436	148.0	63,363	152.9
Total	74,117	108.5	92,085	124.2
3rd Sector	7,711	81.7	6,741	87.4

b. New policies

(Millions of yen, %)

Category	Year Ended March 31, 2006		Year Ended March 31, 2007	
	Amount	Change (%)	Amount	Change (%)
Individual insurance	485	18.2	0	0.2
Individual annuities	12,545	222.5	22,990	183.3
Total	13,030	156.9	22,991	176.4
3rd Sector	293	17.3	0	0.0

Notes:

1. New policies include net increase from conversions.

2. The Japanese insurance market is legally divided into three major fields: the First Sector, which involves conventional life insurance;the Second Sector, which involves P&C insurance;and the Third Sector, which involves insurance positioned between the two, including medical insurance, cancer insurance, accident insurance, and nursing care insurance.

3. The amounts are calculated by multiplying monthly premiums by 12, and dividing lump-sum payments by the insurance period.

(4) Policy Amount by Dividend Type (Individual Insurance and Annuities)

a. Policy amount in force

(Millions of yen, %)

Category	As of March 31, 2006		As of March 31, 2007	
	Amount	Percentage	Amount	Percentage
Participating	1,614,147	60.6	1,426,030	56.5
Semi-participating	369,586	13.9	300,773	11.9
Non-participating	681,683	25.6	796,539	31.6
Total	2,665,417	100.0	2,523,343	100.0

b. New policies

(Millions of yen, %)

Category	Year Ended March 31, 2006		Year Ended March 31, 2007	
	Amount	Percentage	Amount	Percentage
Participating	-	-	-	-
Semi-participating	5,549	3.4	-	-
Non-participating	157,233	96.6	179,576	100.0
Total	162,783	100.0	179,576	100.0

Notes: Semi-participating policies only pay dividends related to investment every five years.

(5) Average Amount of New Policies and Amount in Force (Individual Insurance)

(Thousands of yen)

Category	Year Ended March 31, 2006	Year Ended March 31, 2007
Average amount of new policies	8,892	12,600
Average amount in force	7,228	6,990

Note: There is no conversion plan from FY2001.

(6) New Policy Rate (New policy amount / Policy amount in force at the beginning of the fiscal year)

(%)

Category	Year Ended March 31, 2006	Year Ended March 31, 2007
Individual insurance	1.4	0.0
Individual annuities	33.1	30.2
Subtotal	5.6	6.7
Group insurance	0.0	0.0

Note: There is no conversion plan from FY2001.

(7) Surrender and Lapse Rate (Surrender and lapse amount / Policy amount in force at the beginning of the fiscal year)

(%)

Category	Year Eended March 31, 2006	Year Ended March 31, 2007
Individual insurance	15.4	10.0
Individual annuities	7.5	6.1
Subtotal	14.4	9.1
Group insurance	0.1	0.2

(8) Surrender and Lapse Amount

(Millions of yen)

Category	Year Ended March 31, 2006	Year Ended March 31, 2007
Individual insurance	389,473	206,356
Individual annuities	29,221	36,410
Subtotal	418,694	242,766
Group insurance	1,843	3,681

(9) Average Premium Amount of Individual Insurance New Policies (Monthly premium)

(yen)

Category	Year Ended March 31, 2006	Year Ended March 31, 2007
Average premium amount	9,723	18,530

Note: There is no conversion plan from FY2001.

(10) Average Assumed Investment Yield and Negative Spread

(Millions of yen)

Category	Year Ended March 31, 2006	Year Ended March 31, 2007
Amount of negative spread	4,306	4,117
Investment yield on core profit	1.14%	1.13%
Average assumed investment yield	2.19%	2.17%
Individual insurance and annuities	2.36%	2.33%
Policy reserve in general account	411,721	396,596

Notes:

1. Method of calculating negative spread:

(Investment yield on core profit - Average assumed investment yield) x Policy reserve in general account

2. "Investment yield on core profit" is calculated by dividing numerator as investment revenues and expenses (investment profit in general account) included in core profit less amount of provision for accumulated interest due to policyholders by denominator as policy reserve in general account.

3. Average assumed investment yield is calculated by dividing numerator as assumed interest (general account only) by denominator as policy reserve in general account.

4. Policy reserve in general account represents the earned policy reserve calculated for policy reserve in general account less contingency reserve by Hardy method as follows:

Hardy method: (Policy reserve at beginning of fiscal year + Policy reserve at end of fiscal year - Assumed interest) x (1/2)

(11) Mortality Rate for Individual Insurance

(‰)

Category	Year Ended March 31, 2006	Year Ended March 31, 2007
Rate based on number of policies	4.46	5.21
Rate based on policy amount	5.16	6.44

(12) The Number of Reinsurance Companies Accepting the Company's policies

(Number)

Year Ended March 31, 2006	Year Ended March 31, 2007
4	4

(13) The Ratio of Reinsurance Premium paying to Top Five Reinsurance Companies to Total Reinsurance Premium Amount

(%)

Year Ended March 31, 2006	Year Ended March 31, 2007
100.0	100.0

(14) Reinsurance Premium Ratio by Rating Categories

(%)

Category	Year Ended March 31, 2006	Year Ended March 31, 2007
AAA	0.0	0.0
AA-	100.0	100.0

Note: Rating categories are based on the Insurer Financial Strength Rating Definitions by Standard & Poor's.

(15) Reinsurance Recovery Receivable

(Millions of yen)

Year Ended March 31, 2006	Year Ended March 31, 2007
-	0

(16) Ratio of Insurance Claims to Earned Premium by the Benefit Cause in 3rd Sector Insurance

(Millions of yen)

Category	Year Ended March 31, 2006	Year Ended March 31, 2007
Occurrence rate in 3rd sector insurance	31.1	32.8
Medical	29.8	30.1
Cancer	60.8	51.9
Nursing care	1.5	1.6
Others	46.3	50.2

(17) Reserve for Outstanding Claims

(Millions of yen)

Category		Year Ended March 31, 2006	Year Ended March 31, 2007
Insurance claims	Death benefits	1,643	1,416
	Accidental death benefits	34	48
	Disability benefits	316	577
	Maturity benefits	499	600
	Others	17	-
	Subtotal	2,511	2,643
Annuity payments		37	55
Insurance benefits		583	670
Surrender payments		1,310	1,302
Deferred insurance benefits		22	22
Total including others		4,475	5,144

(18) Policy Reserve

(Millions of yen)

Category			As of March 31, 2006	As of March 31, 2007
Policy reserve (excluding contingency reserve)	Individual insurance		247,468	235,174
		General Accounts	244,281	232,059
		Separate Accounts	3,186	3,115
	Individual annuities		568,797	735,822
		General Accounts	115,316	124,058
		Separate Accounts	453,480	611,763
	Group insurance		285	235
		General Accounts	285	235
		Separate Accounts	-	-
	Group annuity		44,425	39,555
		General Accounts	44,369	39,555
		Separate Accounts	56	-
	Others		849	769
		General Accounts	849	769
		Separate Accounts	-	-
	Subtotal		861,827	1,011,557
		General Accounts	405,103	396,678
		Separate Accounts	456,724	614,879
Contingency reserve	Contingency reserve I		2,989	4,571
	Contingency reserve II		-	-
	Contingency reserve III		2,145	4,740
	Subtotal		5,134	9,311
Total			866,962	1,020,869
	General Accounts		410,237	405,990
	Separate Accounts		456,724	614,879

(19) Policy Reserve Calculating Methods and Ratios

Category			As of March 31, 2006	As of March 31, 2007
Calculating methods	Policies subject to standard policy reserve method	Variable annuities	Standard policy reserve method	Standard policy reserve method
		Other insurance	5-year Zillmer Method (Full-year Zillmer Method is applied to the policies whose effective date are before September 30, 2001.)	5-year Zillmer Method (Full-year Zillmer Method is applied to the policies whose effective date are before September 30, 2001.)
	Policies not subject to standard policy reserve method	Variable annuities	Net level premium reserve method	Net level premium reserve method
		Other insurance	Full-year Zillmer Method	Full-year Zillmer Method
Ratio of "Amount of the Company's Policy Reserve (excluding Contingency Reserve)" to "Policy Reserve Required by Regulatory Standards"			99.2%	99.5%

Note:

1. Calculating methods and ratios stated above cover individual insurance and annuity policies only. Group insurance and annuity policies have different calculating methods.

2. The ratio for policies the standard policy reserve method is indicated in the method laid down in Notice No. 48 from the Ministry of Finance. The ratio for policies not applied the standard policy reserve method is indicated for accumulated reserve for claims and unearned premiums calculated with the net level premium reserve method.

3. Policy reserve calculated by Full-year Zillmer Method is increased intentionally on the purpose of method change to net level premium reserve method.

(20) Policy Reserve for Separate Account Policies with Minimum Gurantee

(Millions of yen)

Category	As of March 31, 2006	As of March 31, 2007
Policy reserve (General account)	4,609	12,946

(21) Other Reserves

(Millions of yen)

Category		As of March 31, 2006		As of March 31, 2007	
		Amount	Increase (decrease)	Amount	Increase (decrease)
Reserve for Possible Loan Losses	General reserve	13	(1)	4	(9)
	Specific reserve	79	(50)	67	(11)
Reserve for employees' retirement benefits		7,886	(2,752)	7,794	(91)
Reserve for directors' and corporate auditors' retirement benefits		117	(5)	152	35
Reserve for price fluctuations		364	80	393	29

(22) Insurance Premium

(Millions of yen)

Category		Year Ended March 31, 2006	Year Ended March 31, 2007
Individual insurance		28,313	23,780
	Single premiums	484	-
	Annual payment	2,930	2,566
	Semi-annual payment	438	373
	Monthly payment	24,460	20,840
Individual annuities		166,043	204,069
	Single premiums	164,315	202,518
	Annual payment	236	212
	Semi-annual payment	23	20
	Monthly payment	1,468	1,317
Group insurance		4,832	3,589
Group annuities		4,119	3,672
Total including others		203,351	235,146

(23) Insurance Claims

(Millions of yen)

Category	Year Ended March 31, 2006	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Year Ended March 31, 2007
Death benefits	12,684	8,447	-	2,200	-	-	-	10,647
Accidental death benefits	84	102	-	3	-	-	-	105
Disability benefits	702	674	-	119	-	-	-	793
Maturity benefits	10,573	9,413	-	-	-	34	-	9,447
Others	2	33	-	-	-	-	-	33
Total	24,046	18,670	-	2,323	-	34	-	21,027

(24) Annuity Payments

(Millions of yen)

Year Ended March 31, 2006	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Year Ended March 31, 2007
5,017	-	4,015	42	1,063	54	-	5,176

(25) Insurance Benefits

(Millions of yen)

Category	Year Ended March 31, 2006	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Year Ended March 31, 2007
Death benefits	7,032	1	8,725	-	-	0	-	8,727
Hospitalization benefits	1,567	1,346	2	4	-	-	0	1,353
Operation benefits	634	599	1	-	-	-	-	601
Injury benefits	20	29	-	0	-	-	-	30
Survival benefits	3,261	2,409	-	-	-	0	-	2,410
Others	4,170	53	-	-	3,508	-	-	3,562
Total	16,686	4,440	8,729	4	3,508	1	0	16,685

(26) Surrender Payments

(Millions of yen)

Year Ended March 31, 2006	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Year Ended March 31, 2007
38,812	8,422	35,631	-	1,315	35	-	45,406

(27) Operating Expenses

(Millions of yen)

Category	Year Ended March 31, 2006	Year Ended March 31, 2007
Sales Activity Related Expenses	9,127	8,374
Sales Administrative Expenses	1,184	404
General Administrative Expenses	9,981	9,143
Total	20,294	17,921

Note: Selection expenses represent mainly expense for medical examinations at the time of contract.

(28) Operating Expense Ratio (Against insurance premiums)

(%)

Item	Year Ended March 31, 2006	Year Ended March 31, 2007
Operating expense ratio	10.0	7.6

2. Investment in General Account Assets for the Fiscal Year Ended March 31, 2007

(1) Fiscal Year Ended March 31, 2007 Investment Performance

As of March 31, 2007, general account assets amounted to ¥463.2 billion (¥476.3 billion), down ¥13.0 billion from the level at the end of the previous fiscal year (hereinafter, figures in parentheses represent levels at the end of the previous fiscal year).

For the fiscal year ended March 31, 2007, T&D Financial Life continued to invest mainly in yen-denominated fixed income assets, and sold all currency-hedged foreign bonds considering interest rate trends. In addition, T&D Financial Life started investing in call loan from July along with the end of the BOJ's zero-rate policy .

At the end of the fiscal year ended March 31, 2007, the percentages of general account assets in principal categories were as follows: domestic bonds, 76.4% (65.5%); domestic stocks, 0.0% (0.1%); foreign securities, 4.9% (9.4%); other securites, 1.0%(8.7%); and loans, 2.2% (2.8%).

For the fiscal year ended March 31, 2007, net investment income increased by ¥0.9 billion from the previous fiscal year, to 1.0 billion. This was mainly due to a decrease in losses from monetary trusts that are equal to gains and losses on derivative transactions for the purpose of hedging minimum guarantee risks relating to individual variable annuites.

(2) Asset Composition

(Millions of yen, %)

Category	As of March 31, 2006		As of March 31, 2007	
	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	30,582	6.4	31,756	6.9
Securities repurchased under resale agreements	-	-	-	-
Pledged money for bond borrowing transaction	-	-	-	-
Monetary claims purchased	-	-	-	-
Securities under proprietary accounts	-	-	-	-
Monetary trusts	7,748	1.6	12,340	2.7
Securities	398,232	83.6	381,539	82.4
Domestic bonds	311,786	65.5	353,902	76.4
Domestic stocks	481	0.1	115	0.0
Foreign securities	44,607	9.4	22,773	4.9
Foreign bonds	27,566	5.8	15,580	3.4
Foreign stocks and other securities	17,041	3.6	7,192	1.6
Other securities	41,356	8.7	4,747	1.0
Loans	13,333	2.8	10,259	2.2
Property and equipment	125	0.0	286	0.1
Deferred tax asset	5,207	1.1	6,254	1.4
Other assets	21,200	4.5	20,873	4.5
Reserve for possible loan losses	(92)	(0.0)	(71)	(0.0)
Total assets	476,337	100.0	463,238	100.0
Foreign currency denominated assets	658	0.1	660	0.1

(3) Changes in the Amount of Assets by Categories

(Millions of yen)

Category	Year Ended March 31, 2006	Year Ended March 31, 2007
Cash and deposits, call loans	(2,703)	1,174
Securities repurchased under resale agreements	-	-
Pledged money for bond borrowing transaction	-	-
Monetary claims purchased	-	-
Securities under proprietary accounts	-	-
Monetary trusts	711	4,592
Securities	10,481	(16,693)
Domestic bonds	43,792	42,116
Domestic stocks	97	(366)
Foreign securities	(6,725)	(21,834)
Foreign bonds	(3,353)	(11,985)
Foreign stocks and other securities	(3,371)	(9,848)
Other securities	(26,683)	(36,609)
Loans	(1,419)	(3,074)
Property and equipment	(37)	161
Deferred tax asset	(1,864)	1,046
Other assets	(10,335)	(327)
Reserve for possible loan losses	52	20
Total assets	(5,115)	(13,099)
Foreign currency denominated assets	34	1

(4) Investment Income

(Millions of yen)

Category	Year Ended March 31, 2006	Year Ended March 31, 2007
Interests, dividends and income from real estate for rent	4,590	4,396
Interest income from deposits	0	0
Interest income and dividends from securities	4,224	3,990
Interest income from loans	366	342
Income from real estate for rent	-	-
Other income from interest and dividends	0	62
Gain on securities under proprietary accounts	-	-
Gains from monetary trusts, net	-	-
Gains on investments in trading securities, net	-	-
Gains on sale of securities	502	1,266
Gains on sale of domestic bonds	145	-
Gains on sale of domestic stocks	356	1,266
Gains on sale of foreign securities	-	-
Other	-	-
Gains on redemption of securities	0	1
Gains from derivatives, net	-	-
Foreign exchange gains, net	-	-
Other investment income	170	136
Total	5,264	5,800

(5) Investment Expenses

(Millions of yen)

Category	Year Ended March 31, 2006	Year Ended March 31, 2007
Interest expense	1	4
Losses on securities under proprietary accounts	-	-
Losses from monetary trusts, net	4,788	3,407
Losses on investments in trading securities, net	-	-
Losses on sale of securities	291	1,302
Losses on sale of domestic bonds	206	1,103
Losses on sale of domestic stocks	21	51
Losses on sale of foreign securities	63	148
Other	-	-
Devaluation losses on securities	55	-
Devaluation losses on domestic bonds	-	-
Devaluation losses on domestic stocks	55	-
Devaluation losses on foreign securities	-	-
Other	-	-
Amortization of securities	1	1
Losses from derivatives, net	-	-
Foreign exchange losses, net	0	0
Provision for reserve for possible loan losses	-	-
Write-off of loans	-	-
Depreciation of real estate for rent	-	-
Other investment expenses	61	50
Total	5,202	4,766

Note: The figures of gains and losses from monetary trusts are equal to gains and losses on derivarive transactions for the purpose of hedging minimum guarantee risks relating to individual variable annuities.

(6) Net Investment Income

(Millions of yen)

Category	Year Ended March 31, 2006	Year Ended March 31, 2007
Net investment income	62	1,033

(7) Investment Yield by Asset Categories

(%)

Category	Year Ended March 31, 2006	Year Ended March 31, 2007
Cash and deposits, call loans	0.00	0.14
Securities repurchased under resale agreements	-	-
Pledged money for bond borrowing transaction	-	-
Monetary claims purchased	-	-
Securities under proprietary accounts	-	-
Monetary trusts	(51.19)	(28.54)
Securities	1.20	1.08
Domestic bonds	0.96	0.91
Domestic stocks	(12.02)	55.31
Foreign securities	1.30	1.77
Loans	2.55	2.75
Property and equipment	-	-
Total general accounts	0.01	0.22
[Excluding monetary trusts]	[1.07]	[0.98]
Foreign investments	1.30	0.44

(8) Securities

(Millions of yen, %)

Category	As of March 31, 2006		As of March 31, 2007	
	Amount	Percentage	Amount	Percentage
Government bonds	288,693	72.5	336,216	88.1
Municipal bonds	-	-	-	-
Corporate bonds	23,092	5.8	17,686	4.6
Public corporation bonds	4	0.0	16	0.0
Domestic stocks	481	0.1	115	0.0
Foreign securities	44,607	11.2	22,773	6.0
Foreign bonds	27,566	6.9	15,580	4.1
Foreign stocks and other securities	17,041	4.3	7,192	1.9
Other securities	41,356	10.4	4,747	1.2
Total	398,232	100.0	381,539	100.0

(9) Securities by Contractual Maturity Dates

(Millions of yen)

Category	As of March 31, 2006						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Government bonds	67,034	60,525	85,172	15,100	6,214	54,646	288,693
Municipal bonds	-	-	-	-	-	-	-
Corporate bonds	-	1,093	4	9,996	6,998	5,000	23,092
Domestic stocks	-	-	-	-	-	481	481
Foreign securities	1,999	15,654	-	-	-	26,954	44,607
Foreign bonds	1,999	15,566	-	-	-	10,000	27,566
Foreign stocks and other securities	-	87	-	-	-	16,954	17,041
Other securities	190	2,180	108	-	2,512	36,365	41,356
Total	69,224	79,453	85,285	25,096	15,725	123,447	398,232

(Millions of yen)

Category	As of March 31, 2007						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Government bonds	128,884	76,680	62,249	8,638	6,005	53,756	336,216
Municipal bonds	-	-	-	-	-	-	-
Corporate bonds	-	673	16	14,997	1,998	-	17,686
Domestic stocks	-	-	-	-	-	115	115
Foreign securities	15,262	393	-	-	-	7,117	22,773
Foreign bonds	15,234	345	-	-	-	-	15,580
Foreign stocks and other securities	27	47	-	-	-	7,117	7,192
Other securities	26	292	-	1,985	115	2,328	4,747
Total	144,173	78,040	62,266	25,621	8,120	63,317	381,539

** Includes securities with maturity dates unfixed.*

(10) Stock Holdings by Industry

(Millions of yen, %)

Category		As of March 31, 2006		As of March 31, 2007	
		Amount	Percentage	Amount	Percentage
Fisheries, agriculture and forestry		-	-	-	-
Mining		-	-	-	-
Construction		0	0.0	0	0.0
Manufacturing industries					
	Food products	-	-	-	-
	Textiles and clothing	-	-	-	-
	Pulp and paper	-	-	-	-
	Chemicals	-	-	-	-
	Medicals	-	-	-	-
	Oil and coal products	-	-	-	-
	Rubber products	-	-	-	-
	Glass and stone products	-	-	-	-
	Steel	-	-	-	-
	Non-steel metals	-	-	-	-
	Metal products	-	-	-	-
	Machinery	-	-	-	-
	Electric appliances	-	-	-	-
	Transportation vehicles	-	-	-	-
	Precision machinery	-	-	-	-
	Others	-	-	-	-
Electric and gas utilities		-	-	-	-
Transportation/ information telecommunications					
	Ground transportation	-	-	-	-
	Water transportation	-	-	-	-
	Air transportation	26	5.5	26	23.1
	Warehouses/ transportation	-	-	-	-
	Information/ telecommunications	-	-	-	-
Commerce					
	Wholesalers	-	-	-	-
	Retailers	365	75.9	-	-
Financial services / insurance					
	Banking	-	-	-	-
	Securities and commodity futures trading	-	-	-	-
	Insurance	-	-	-	-
	Other financial services	12	2.6	12	10.8
Real estate		49	10.3	49	42.4
Service companies		27	5.7	27	23.6
Total		481	100.0	115	100.0

Note: Categories of stock holdings by industry are based on the classification by Securities Identification Code Committee.

(11) Loans

(Millions of yen)

Category	As of March 31, 2006	As of March 31, 2007
Policy loans	8,261	7,704
Policyholder loans	6,856	6,394
Premium loans	1,405	1,309
Commercial loans	5,071	2,555
[Loans to non-residents]	[-]	[-]
Loans to corporations	5,000	2,500
[Loans to domestic corporations]	[5,000]	[2,500]
Loans to Japanese government, government-related organizations and international organizations	50	38
Loans to Japanese local governments and public entities	2	0
Mortgage loans	-	-
Consumer loans	-	-
Others	18	16
Total	13,333	10,259

(12) Loans to Domestic Companies by Company Size

(Millions of yen, %)

Category		As of March 31, 2006		As of March 31, 2007	
			Percentage		Percentage
Large corporations	Number of debtors	1	100.0	1	100.0
	Amount of loans	5,000	100.0	2,500	100.0
Medium-sized corporations	Number of debtors	-	-	-	-
	Amount of loans	-	-	-	-
Small corporations	Number of debtors	-	-	-	-
	Amount of loans	-	-	-	-
Total	Number of debtors	1	100.0	1	100.0
	Amount of loans	5,000	100.0	2,500	100.0

Notes:

1. Corporations are grouped as follows:

Business type	(i) All except (ii)-(iv)		(ii) Retail & restaurants		(iii) Services		(iv) Wholesalers	
Large-sized corporations	With employees more than 300, and	With a capital of 1 billion yen or more	With more than 50 employees, and	With a capital of 1 billion yen or more	With more than 100 employees, and	With a capital of 1 billion yen or more	With more than 100 employees, and	With a capital of 1 billion yen or more
Medium-sized corporations		With a capital of more than 300 million yen and less than 1 billion yen		With a capital of more than 50 million yen and less than 1 billion yen		With a capital of more than 50 million yen and less than 1 billion yen		With a capital of more than 100 million yen and less than 1 billion yen
Small- and medium-sized corporations	With a capital of 300 million yen or less, or regular employees of 300 or less		With a capital of 50 million yen or less, or regular employees of 50 or less		With a capital of 50 million yen or less, or regular employees of 100 or less		With a capital of 100 million yen or less, or regular employees of 100 or less	

2. The number of debtors represents those who have an obligation, net of loans to the Company, not the number of loan transactions.

(13) Loans by Industry

(Millions of yen, %)

Category	As of March 31, 2006		As of March 31, 2007	
	Amount	Percentage	Amount	Percentage
Domestic Loans	-	-	-	-
Manufacturing Industries	-	-	-	-
Food products	-	-	-	-
Textiles and clothing	-	-	-	-
Timber and wood products	-	-	-	-
Pulp and paper	-	-	-	-
Printing	-	-	-	-
Chemicals	-	-	-	-
Oil and coal	-	-	-	-
Ceramic and stone products	-	-	-	-
Steel	-	-	-	-
Non-steel metals	-	-	-	-
Metal products	-	-	-	-
Machinery	-	-	-	-
Electric appliances	-	-	-	-
Transportation vehicles	-	-	-	-
Precision machinery	-	-	-	-
Others	-	-	-	-
Agriculture	-	-	-	-
Forestry	-	-	-	-
Fisheries	-	-	-	-
Mining	-	-	-	-
Construction	-	-	-	-
Utilities	-	-	-	-
Information and telecommunications	-	-	-	-
Transportation	20	0.4	10	0.4
Wholesalers	-	-	-	-
Retailers	-	-	-	-
Financial services/ insurance	5,022	99.0	2,520	98.6
Real estate	-	-	-	-
Service companies	8	0.2	8	0.3
Local governments	2	0.0	0	0.0
Mortgage and consumer and others	18	0.4	16	0.7
Total	5,071	100.0	2,555	100.0
Foreign Loans				
Governments, etc.	-	-	-	-
Financial institutions	-	-	-	-
Commerce and industry companies	-	-	-	-
Total	-	-	-	-
Total	5,071	100.0	2,555	100.0

(14) Foreign Investments

1) Investments by asset category

(a) Denominated in foreign currency (yen amount not fixed) (Millions of yen, %)

Category	As of March 31, 2006		As of March 31, 2007	
	Amount	Percentage	Amount	Percentage
Foreign bonds	566	0.8	580	2.4
Foreign stocks	-	-	-	-
Non yen-denominated cash, cash equivalents and other assets	91	0.1	79	0.3
Total	658	0.9	660	2.7

(b) Denominated in foreign currency (yen amount fixed with forward currency exchange contracts) (Millions of yen, %)

Category	As of March 31, 2006		As of March 31, 2007	
	Amount	Percentage	Amount	Percentage
Foreign bonds	-	-	-	-
Non yen-denominated cash, cash equivalents and other assets	-	-	-	-
Total	-	-	-	-

(c) Denominated in yen (Millions of yen, %)

Category	As of March 31, 2006		As of March 31, 2007	
	Amount	Percentage	Amount	Percentage
Loans to borrowers located outside of Japan	-	-	-	-
Foreign bonds	26,999	36.0	15,000	61.6
Foreign stocks	47,301	63.1	8,669	35.6
Other	36	0.0	24	0.1
Total	74,337	99.1	23,694	97.3

(d) Total (Millions of yen, %)

Category	As of March 31, 2006		As of March 31, 2007	
	Amount	Percentage	Amount	Percentage
Total foreign investments	74,996	100.0	24,354	100.0

2) Foreign currency denominated assets by currency

(Millions of yen, %)

Category	As of March 31, 2006		As of March 31, 2007	
	Amount	Percentage	Amount	Percentage
U.S. dollar	658	100.0	660	100.0
Euro	-	-	-	-
Canadian dollar	-	-	-	-
Australian dollar	-	-	-	-
Others	-	-	-	-
Total	658	100.0	660	100.0

3) Investments by region

(Millions of yen, %)

Category	As of March 31, 2006							
	Foreign securities						Loans to borrowers located outside of Japan	
			Bonds		Stocks and other securities			
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
North America	614	1.4	566	2.1	47	0.3	-	-
Europe	18,854	42.3	10,000	36.3	8,854	52.0	-	-
Oceania	-	-	-	-	-	-	-	-
Asia	-	-	-	-	-	-	-	-
Latin America	25,139	56.4	16,999	61.7	8,139	47.8	-	-
Middle East	-	-	-	-	-	-	-	-
Africa	-	-	-	-	-	-	-	-
International Organizations	-	-	-	-	-	-	-	-
Total	44,607	100.0	27,566	100.0	17,041	100.0	-	-

(Millions of yen, %)

Category	As of March 31, 2007							
	Foreign securities						Loans to borrowers located outside of Japan	
			Bonds		Stocks and other securities			
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
North America	628	2.8	580	3.7	47	0.7	-	-
Europe	2,026	8.9	-	-	2,026	28.2	-	-
Oceania	-	-	-	-	-	-	-	-
Asia	-	-	-	-	-	-	-	-
Latin America	20,117	88.3	15,000	96.3	5,117	71.2	-	-
Middle East	-	-	-	-	-	-	-	-
Africa	-	-	-	-	-	-	-	-
International Organizations	-	-	-	-	-	-	-	-
Total	22,773	100.0	15,580	100.0	7,192	100.0	-	-

(15) Fair Value Information on Securities and Others

1) Valuation gains (losses) on trading securities

(Millions of yen)

Category	As of March 31, 2006		As of March 31, 2007	
	Current fair value and carrying value	Valuation gains (losses)	Current fair value and carrying value	Valuation gains (losses)
Trading securities	453,866	75,563	608,338	(4,371)
Domestic bonds	642	(13)	606	6
Domestic stocks	1,849	695	1,797	(23)
Foreign bonds	529	38	554	24
Foreign stocks	1,550	158	1,496	15
Other securities	441,546	79,091	591,542	(1,415)
Monetary trust	7,748	(4,406)	12,340	(2,979)

2) Fair value information on securities (except trading securities)

a. Securities with market value

(Millions of yen)

Category	As of March 31, 2006				
	Cost/ carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	285,920	285,309	(610)	682	(1,293)
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	112,461	111,711	(749)	1,994	(2,743)
Domestic bonds	54,868	52,865	(2,003)	0	(2,003)
Domestic stocks	99	365	265	265	-
Foreign securities	17,633	17,608	(24)	128	(153)
Bonds	595	566	(28)	-	(28)
Stocks, etc.	17,038	17,041	3	128	(125)
Other securities	39,859	40,872	1,013	1,599	(585)
Monetary claims purchased	-	-	-	-	-
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-
Total	398,381	397,021	(1,360)	2,676	(4,036)
Domestic bonds	313,789	311,096	(2,693)	588	(3,281)
Domestic stocks	99	365	265	265	-
Foreign securities	44,632	44,686	53	222	(168)
Bonds	27,594	27,645	50	93	(43)
Stocks, etc.	17,038	17,041	3	128	(125)
Other securities	39,859	40,872	1,013	1,599	(585)
Monetary claims purchased	-	-	-	-	-
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-

Note: The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

b. Securities without market value (Carrying value)

(Millions of yen)

Category	As of March 31, 2006
Held-to-maturity securities	-
Unlisted foreign bonds	-
Other securities	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	-
Available-for-sale securities	600
Unlisted domestic stocks (excluding over-the-counter stocks)	116
Unlisted foreign stocks (excluding over-the-counter stocks)	-
Unlisted foreign bonds	-
Others	484
Total	600

Note: Securities included in jointly operated designated monetary trusts are not included herein.

a. Securities with market value

(Millions of yen)

Category	As of March 31, 2007				
	Cost/ carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	315,889	316,371	481	1,212	(731)
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	66,424	65,215	(1,209)	425	(1,634)
Domestic bonds	54,549	53,013	(1,536)	16	(1,553)
Domestic stocks	-	-	-	-	-
Foreign securities	7,681	7,773	91	118	(26)
Bonds	592	580	(11)	-	(11)
Stocks, etc.	7,088	7,192	103	118	(14)
Other securities	4,194	4,429	235	290	(55)
Monetary claims purchased	-	-	-	-	-
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-
Total	382,314	381,586	(727)	1,638	(2,365)
Domestic bonds	355,439	354,391	(1,047)	1,229	(2,276)
Domestic stocks	-	-	-	-	-
Foreign securities	22,681	22,765	84	118	(33)
Bonds	15,592	15,572	(19)	-	(19)
Stocks, etc.	7,088	7,192	103	118	(14)
Other securities	4,194	4,429	235	290	(55)
Monetary claims purchased	-	-	-	-	-
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-

Note: The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

b. Securities without market value (Carrying value)

(Millions of yen)

Category	As of March 31, 2007
Held-to-maturity securities	-
Unlisted foreign bonds	-
Others	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	-
Available-for-sale securities	434
Unlisted domestic stocks (excluding over-the-counter stocks)	115
Unlisted foreign stocks (excluding over-the-counter stocks)	-
Unlisted foreign bonds	-
Others	318
Total	434

3) Fair value information on monetary trusts

(Millions of yen)

Category	As of March 31, 2006				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts	7,748	7,748	-	-	-

Category	As of March 31, 2007				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts	12,340	12,340	-	-	-

a. Monetary trusts for investment

(Millions of yen)

Category	As of March 31, 2006		As of March 31, 2007	
	Carrying value	Net valuation gains(losses)	Carrying value	Net valuation gains(losses)
Monetary trusts for investment	7,748	(4,406)	12,340	(2,979)

Note: Above figures show all of the fair value information on monetary trusts including securities, cash and call loans and others.

b. Monetary trusts for held-to-maturity, policy reserve matching securities and others

(Millions of yen)

Category	As of March 31, 2006				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts for held-to-maturity	-	-	-	-	-
Monetary trusts for policy reserve matching	-	-	-	-	-
Other monetary trusts	-	-	-	-	-

Category	As of March 31, 2007				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts for held-to-maturity	-	-	-	-	-
Monetary trusts for policy reserve matching	-	-	-	-	-
Other monetary trusts	-	-	-	-	-

4) Fair value information on derivative transactions

a) General information

1. Types of transaction

The Company uses the following derivative transactions.

i) Currency-related : currency option transactions
ii) Interest-related : not applicable
iii) Stock-related : stock index option transactions
iv) Bond-related : not applicable

2. Transaction policy

The Company uses derivative transactions to hedge minimum guarantee risks (guaranteed minimum death benefit risk, guarantee of minimum annuitization value risk) relating to variable annuities.

3. Purpose of use

In accordance with the transaction policy, derivative transactions are used to hedge against the price fluctuation risks for the underlying assets of separate accounts.

4. Risk profile

Since the derivative transactions in which the Company is engaged are only put option purchases, it is exposed only to limited risks related to derivative transactions. Since it uses these transactions to hedge fluctuations of minimum guarantee risk from market risks (price fluctuation and currency risk) relating to the underlying assets of separate accounts, tbe risk of derivative transactions is limited further.

The risk of nonperformance by counterparties is also limited, because the Company only conducts transactions through exchanges or carefully selected OTC dealings with partners with high credit ratings.

5. Risk management

The policy of hedging minimum guarantee risk relating to variable annuities is stipulated in the Company's internal regulations regarding the execution and monitoring of hedging transactions, and the Company conducts tightly controlled operations in this respect. In the Company's approach to risk management, the front and back offices are separated into the investment section and the clerical and administrative section, which mutually supervise each other. The Total Risk Control Division also ascertains and analyzes all kinds of risks, including derivative transaction risk, and regularly reports to the Board of Directors.

6. Supplemental information

The Company does not apply hedge accounting to derivative transactions for the purpose of hedging minimum guarantee risk relating to variable annuities.

b) Gains (losses) on derivatives with and without hedge accounting

i) Interest-related transations

The Company held no interest-related derivative instruments as of March 31, 2006 and March 31, 2007.

ii) Currency-related transactions (Millions of yen)

Category	As of March 31, 2006				As of March 31, 2007			
	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)
Over-the-counter transactions								
Foreign exchange contracts:								
Sold:								
Call	-	-			-	-		
	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]
U.S. dollar	-	-			-	-		
	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]
Euro	-	-			-	-		
	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]
Put	-	-			-	-		
	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]
Bought:								
Call	-	-			-	-		
	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]
Put	29,401	26,945			35,692	32,286		
	[3,446]	[3,393]	[1,918]	[(1,528)]	[4,472]	[4,338]	[2,170]	[(2,301)]
U.S. dollar	16,966	15,536			22,103	19,976		
	[2,159]	[2,125]	[1,203]	[(955)]	[3,023]	[2,930]	[1,646]	[(1,377)]
Euro	12,435	11,408			13,589	12,309		
	[1,287]	[1,267]	[714]	[(572)]	[1,448]	[1,407]	[524]	[(923)]
Total				(1,528)				(2,301)

Note: Parenthesized figures are option premiums.

iii) Stock-related transactions (Millions of yen)

Category	As of March 31, 2006				As of March 31, 2007			
	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)
		Over 1 Year				Over 1 Year		
Over-the-counter transactions								
Stock index options:								
Sold:								
Call	-	-			-	-		
	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]
Put	-	-			-	-		
	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]
Bought:								
Call	-	-			-	-		
	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]
Put	63,940	59,531			104,408	97,500		
	[7,014]	[6,908]	[4,185]	[(2,828)]	[12,811]	[12,518]	[7,777]	[(5,034)]
Nikkei225	63,940	59,531			96,744	89,942		
	[7,014]	[6,908]	[4,185]	[(2,828)]	[11,447]	[11,159]	[6,585]	[(4,861)]
S&P500	-	-			5,022	4,951		
	[-]	[-]	[-]	[-]	[822]	[819]	[719]	[(103)]
DJES 50	-	-			2,641	2,605		
	[-]	[-]	[-]	[-]	[541]	[539]	[472]	[(69)]
Total				(2,828)				(5,034)

Note: Parenthesized figures are option premiums.

iv) Bond-related transactions

The Company held no bond-related derivative instruments as of March 31, 2006 and March 31, 2007.

v) Others

The Company held no other derivative instruments as of March 31, 2006 and March 31, 2007.

3. Status of Separate Account Assets (Non-Consolidated)

(1) Balance of Separate Account Assets

(Millions of yen)

Category	As of March 31, 2006	As of March 31, 2007
Individual variable insurance	3,227	3,127
Individual variable annuities	456,198	615,441
Group annuities	56	-
Total	459,481	618,569

(2) Status of Individual Variable Insurance (Separate accounts)

a. Total number of policies and total policy amount in force

(Number:Thousands, Millions of yen)

Category	As of March 31, 2006		As of March 31, 2007	
	Number	Amount	Number	Amount
Variable insurance (term life)	0	16	0	15
Variable insurance (whole life)	3	12,533	3	12,272
Total	3	12,550	3	12,288

b. Asset composition

(Millions of yen, %)

Category	As of March 31, 2006		As of March 31, 2007	
	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	214	6.7	134	4.3
Securities	2,980	92.4	2,958	94.6
Domestic bonds	601	18.6	606	19.4
Domestic stocks	1,849	57.3	1,797	57.5
Foreign securities	529	16.4	554	17.7
Foreign bonds	529	16.4	554	17.7
Foreign stocks and other securities	-	-	-	-
Other securities	-	-	-	-
Loans	-	-	-	-
Other assets	31	1.0	34	1.1
Reserve for possible loan losses	-	-	-	-
Total assets	3,227	100.0	3,127	100.0

c. Net investment income

(Millions of yen)

Category	Year Ended March 31, 2006	Year Ended March 31, 2007
Interests, dividends and income from real estate for rent	53	57
Gains on sale of securities	53	30
Gains on redemption of securities	-	-
Valuation gains on securities	1,216	938
Foreign exchange gains, net	-	0
Gains from derivatives, net	-	-
Other investment income	0	-
Losses on sale of securities	74	2
Amortization of securities	11	-
Devaluation losses on securities	502	932
Foreign exchange losses, net	-	-
Losses from derivatives, net	-	-
Other investment expenses	0	0
Net investment income	734	92

Note: Above net investment income(loss) are stated on the statemnets of operations as an item of the gains(losses) from separate accounts.

(3) Status of Individual Variable Annuities (Separate Accounts)

a. Total number of policies and total policy amount in force (Number:Thousands, Millions of yen)

Category	As of March 31, 2006		As of March 31, 2007	
	Number	Amount	Number	Amount
Individual variable annuities	49	459,514	69	621,544

b. Asset composition (Millions of yen, %)

Category	As of March 31, 2006		As of March 31, 2007	
	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	10,799	2.4	18,758	3.0
Securities	443,097	97.1	593,039	96.4
Domestic bonds	-	-	-	-
Domestic stocks	-	-	-	-
Foreign securities	1,550	0.3	1,496	0.2
Foreign bonds	-	-	-	-
Foreign stocks and other securities	1,550	0.3	1,496	0.2
Other securities	441,546	96.8	591,542	96.1
Loans	-	-	-	-
Other assets	2,301	0.5	3,643	0.6
Reserve for possible loan losses	-	-	-	-
Total assets	456,198	100.0	615,441	100.0

c. Net investment income (Millions of yen)

Category	Year Ended March 31, 2006	Year Ended March 31, 2007
Interests, dividends and income from real estate for rent	7,041	12,682
Gains on sale of securities	-	-
Gains on redemption of securities	-	-
Valuation gains on securities	104,289	102,525
Foreign exchange gains, net	-	-
Gains from derivatives, net	-	-
Other investment income	-	-
Losses on sale of securities	16	6
Amortization of securities	-	-
Devaluation losses on securities	25,039	103,926
Foreign exchange losses, net	-	-
Losses from derivatives, net	-	-
Other investment expenses	-	-
Net investment income	86,274	11,274

d. Fair value information on securities

1) Valuation gains (losses) on trading securities

(Millions of yen)

Category	As of March 31, 2006		As of March 31, 2007	
	Current fair value and carrying value	Valuation gains(losses)	Current fair value and carrying value	Valuation gains(losses)
Trading securities	443,097	79,249	593,039	(1,400)

Note: The above table includes securities such as monetary trusts on trading securities.

2) Fair value information on monetary trusts

The company held no monetary trusts as of March 31, 2006 and 2007.

3) Fair value information on derivative transactions

(a) Interest-related transactions

The Company held no interest-related derivative instruments as of March 31, 2006 and 2007.

(b) Currency-related transactions

The Company held no currency-related derivative instruments as of March 31, 2006 and 2007.

(c) Stock-related transactions

The Company held no stock-related derivative instruments as of March 31, 2006 and 2007.

(d) Bond-related transactions

The Company held no bond-related derivative instruments as of March 31, 2006 and 2007.

(e) Others

The Company held no other derivative instruments as of March 31, 2006 and 2007.

4. Reconciliation to Core Profit and Non-Consolidated Ordinary Profit

a. Reconciliation to Core Profit

Category	Year Ended March 31, 2006	Year Ended March 31, 2007
Core Revenues	311,869	264,853
Income from insurance premiums	208,153	240,759
Insurance premiums	203,351	235,146
Ceded reinsurance recoveries	4,802	5,612
Investment income	91,788	15,906
Interest, dividends and income from real estate for rent	4,590	4,396
Gains on redemption of securities	0	1
Other investment income	170	136
Gains on separate accounts, net	87,026	11,372
Other ordinary income	11,926	8,188
Income related to withheld insurance claims and other payments for future annuity payments	6,413	7,751
Income due to withheld insurance payments	470	335
Reversal of reserve for outstanding claims	2,252	-
Reversal of policy and other reserves	-	-
Reversal of reserve for employees' retirement benefits	2,752	91
Other ordinary income	35	9
Other core revenues	-	-
Core Expenses	318,906	271,311
Insurance claims and other payments	97,131	99,590
Insurance claims	24,046	21,027
Annuity payments	5,017	5,176
Insurance benefits	16,686	16,685
Surrender payments	38,812	45,406
Other payments	9,235	7,825
Reinsurance payments	3,334	3,470
Provision for policy and other reserves	192,347	150,954
Investment expenses	64	56
Interest expense	1	4
Losses from redemption of securities	1	1
Provision for reserve for possible loan losses	-	-
Depreciation of real estate for rent	-	-
Other investment expenses	61	50
Losses on separate accounts, net	-	-
Operating expenses	20,294	17,921
Other ordinary expenses	9,068	2,787
Payments related to withheld insurance claims	543	638
Taxes	1,484	1,530
Depreciation	535	560
Provision for reserve for employees' retirement benefits	-	-
Other ordinary expenses	6,505	57
Other core expenses	-	-
Core Profit	(7,037)	(6,457)

b. Reconciliation to Ordinary Profit

(Millions of yen)

Category	Year Ended March 31, 2006	Year Ended March 31, 2007
Core profit (A)	(7,037)	(6,457)
Capital gains	502	1,266
Gains from monetary trusts, net	-	-
Gains on investments in trading securities, net	-	-
Gains on sale of securities	502	1,266
Gains from derivatives, net	-	-
Foreign exchange gains, net	-	-
Others	-	-
Capital losses	5,137	4,710
Losses from monetary trusts, net *(Note 1)*	4,788	3,407
Losses on investments in trading securities, net	-	-
Losses on sale of securities	291	1,302
Devaluation losses on securities	55	0
Losses from derivatives, net	-	-
Foreign exchange losses, net	0	0
Others	-	-
Capital gains/losses (B)	(4,635)	(3,443)
Core profit reflecting capital gains / losses (A+B)	(11,672)	(9,900)
Other one-time gains	2,962	548
Ceding reinsurance commissions	-	-
Reversal of contingency reserve	-	-
Others *(Note 2)*	2,962	548
Other one-time losses	3,536	4,177
Reinsurance premiums	-	-
Provision for contingency reserve	3,536	4,177
Provision for specific reserve for possible loan losses	-	-
Provision for specific reserves for loans to refinancing countries	-	-
Write-off of loans	-	-
Others	-	-
Other one-time gains/losses (C)	(573)	(3,628)
Ordinary profit (A+B+C)	(12,246)	(13,528)

Notes:

1. The figures of gains and losses from monetary trusts are equal to gains and losses on delivative transactions for the purpose of hedging minimum guarantee risks relating to individual variable annuities.

2. 'Others' in Other one-time gains and losses above include reversal and provision for policy reserve relating to minimum guarantee risks for individual variable annuities contracted prior to March 31, 2004, which were not mandatory in the FSA regulation.

5. Disclosed Claims Based on Insurance Business Law Standard

(Non-Consolidated) (Millions of yen, %)

Category	As of March 31, 2006	As of March 31, 2007
Claims against bankrupt and quasi-bankrupt obligors	94	101
Claims with collection risk	-	-
Claims for special attention	-	-
Sub-total	94	101
[% of Total]	[0.70]	[0.97]
Claims against normal obligors	13,434	10,345
Total	13,529	10,446

Notes:

1. Claims against bankrupt and quasi-bankrupt obligors are loans to borrowers who are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings and other borrowers in serious financial difficulties.

2. Claims with collection risk are loans to obligors (other than bankrupt and quasi-bankrupt obligors) with deteriorated financial condition and results of operations from which it is unlikely that the principal and interest on the loans will be recovered.

3. Claims for special attention are loans on which principal and/or interest are past due for three months or more and loans with a concessionary interest rate, as well as loans with renegotiated conditions in favor of the borrower, including renegotiated schedule and/or waivers, in each case, other than the loans described in notes 1 or 2 above.

4. Claims against normal obligors are all other loans.

5. The amount of policy loans included in total loan amounts above as of March 31, 2007 is 7,827 million yen, including 38 million yen of claims against bankrupt and quasi-bankrupt obligors, and 7,789 million yen of claims against normal obligors.

6. Risk Monitored Loans (Based on Insurance Business Law Guidelines)

(Non-Consolidated) (Millions of yen, %)

Category	As of March 31, 2006	As of March 31, 2007
Loans to bankrupt companies	-	-
Past due loans	31	37
Loans over due for three months or more	-	-
Restructured loans	-	-
Total	31	37
[% of total loans]	[0.24]	[(0.37)]

Notes:

1. Loans to bankrupt companies are loans to borrowers that are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings on which the Company has stopped accruing interest after determining that collection or repayment of principal or interest is impossible due to a significant delay in payment of principal or interest or for some other reason.

2. Past due loans are loans (other than the loans described in note 2 above and the loans for which due dates for interest payments have been rescheduled for purposes of restructuring or supporting the borrower) on which the Company has stopped accruing interest based on self-assessment.

3. Loans over due for three months or more are loans, other than the loans described in notes 2 or 3 above, on which principal and/or interest are in arrears for three months or more.

4. Restructured loans are loans, other than the loans described in notes 2, 3 or 4 above, for which agreements have been made between the relevant parties to provide a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims and/or other terms in favor of the borrower for purposes of restructuring or supporting the borrower.

5. The total amount of risk monitored loans as of March 31, 2007 are comprehensive policy loans. The all amount of policy loans applicable to risk monitored loans are reserved by the amount of surrender and lapse and others.

(Reference) Reserve for Possible Loan Losses

(1) Reserve for Possible Loan Losses

(Millions of yen)

Category	As of March 31, 2006	As of March 31, 2007
General reserve for possible loan losses	13	4
Specific reserve for possible loan losses	79	67
Specific reserve for loans to refinancing countri	-	-
Total	92	71

(2) Specific Reserve for Possible Loan

(Millions of yen)

Category	Year Ended March 31, 2006	Year Ended March 31, 2007
Transfer	1	0
Reversal	52	0
Total	(50)	(0)

Note: The amount of reversal indicated above does not include the amount of reversal made for any specific purpose.

(3) Specific Reserve for Loans to Refinancing Countries

a. Specific reserve for loans to refinancing countries

The Company held no specific reserve for loans to refinancing countries as of March 31, 2006 and March 31, 2007.

b. Loan outstanding by country

The Company held no loan outstanding by country as of March 31, 2006 and March 31, 2007.

(4) Write-off of Loans

(Millions of yen)

Category	Year Ended March 31, 2006	Year Ended March 31, 2007
Write-off of loans	-	-

Note: The amounts of loan write-offs are those representing the portions of the relevant collateralized or guaranteed credits to Bankrupt Debtors and Effectively Bankrupt Debtors that remain unrecoverable, after deduction of the amounts equivalent to those deemed recoverable by way of valuation of collateral or execution of guarantee, and are reduced directly from the relevant aggregate credits.

(Reference) Self-Assessment of Loans

Self-assessment of assets means individually reviewing each asset, and categorizing it according to risks in collection or deterioration of the value as an asset, which should provide the basis for adequate write-offs or reservation, and creation of reliable financial statements.

According to their risks in collection or deterioration of the value as an asset, assets are categorized into four classes from Class I - IV. Class I is composed of assets with no problem.

T&D Financial Life has established the internal criteria for self-assessment, and write-offs and reservation, and is carrying out strict self-assessment, and write-offs and reserve.

In the results of self-assessment of loans as of March 31, 2007, the Company deducted all assets categorized Class IV as uncollectible, and calculated the expected losses on each asset in Class III, and added the adequate reserve. Thus, the Company is making efforts to keep soundness of its assets.

Self-Assessment of Loans (Millions of yen)

Classifications	As of March 31, 2006		As of March 31, 2007	
	Before write-offs / reservation	After write-offs / reservation	Before write-offs / reservation	After write-offs / reservation
Class I	13,465	13,466	10,382	10,383
Class II	-	-	-	-
Class III	-	-	-	-
Class IV	0	-	1	-
Total exposures	13,466	13,466	10,383	10,383

Note: The total exposures include securities lent, guarantee endorsements, interest payable and suspense payments in addition to loans. The interest payable and suspense payments included here are limited to those related to loans and securities lent.

7. Solvency Margin Ratio (Non-Consolidated)

(Millions of yen, %)

Items		As of March 31, 2006	As of March 31, 2007
Total solvency margin	(A)	71,703	71,523
Net assets (less certain items)		45,768	35,048
Reserve for price fluctuations		364	393
Contingency reserve		5,134	9,311
Reserve for possible loan losses		13	4
Net unrealized gains on available-for-sale securities (before tax) (x 90 per cent., if gains; x 100 per cent., if losses)		(749)	(1,209)
Net unrealized gains (losses) on real estate (x 85 per cent., if gains; x 100 per cent., if losses)		-	-
Excess of amount of policy surrender payment		20,555	27,585
Unallotted portion of reserve for policyholder dividends		-	-
Future profits		616	389
Deferred tax assets		-	-
Subordinated debt		-	-
Deductible items		-	-
Total risk $\sqrt{R_1^2 + (R_2 + R_3 + R_7)^2} + R_4$	(B)	7,501	12,023
Insurance risk R_1		2,660	2,165
Assumed investment yield risk R_2		402	387
Investment risk R_3		2,512	2,005
Business risk R_4		281	407
Minimum guarantee risk R_7		3,796	9,020
Solvency margin ratio $\frac{(A)}{(1/2) X (B)}$ X 100		1,911.8%	1,189.7%

Notes:

1. The above ratio is calculated in accordance with Articles 86, 87 of the ministerial ordinance for Insurance Business Law as well as Announcement No. 50 issued by the Ministry of Finance in 1996.

2. "Net assets (less certain items)" as of March 31, 2007 represents net assets on the balance sheet less net unrealized gains on securities, provision for advanced depreciation on real estate, gains on deferred hedge and estimated appropriation paid in cash. As for March 31, 2006, "Net assets (less certain items)" above represents equity capital on the balance sheet less net unrealized gains on securities, provision for advanced depreciation on real estate and (estimated) appropriation paid in cash.

3. Minimum guarantee risks were calculated using the standard method regulated by FSA.

8. Adjusted Net Assets (Non-Consolidated)

(Millions of yen)

Items	As of March 31, 2006	As of March 31, 2007
Adjusted net assets	64,567	63,511

May 17, 2007

T&D Financial Life Insurance Company

Supplementary Data for the Fiscal Year Ended March 31, 2007 Non-Consolidated Financial Results at Press Conference

(1) Sales Results

(Millions of yen, %)

	Fiscal Year Ended March 31, 2006		Six Months Ended September 30, 2006		Fiscal Year Ended March 31, 2007	
	Amount	% Change	Amount	% Change	Amount	% Change
Annualized premiums of new policies	13,030	56.9	6,253	(13.6)	22,991	76.4
3rd sector products	293	(82.7)	0	(100.0)	0	(100.0)
Annualized premiums of total policies	74,117	8.5	78,029	6.9	92,085	24.2
3rd sector products	7,711	(18.3)	7,172	(15.7)	6,741	(12.6)
Income from insurance premiums	208,153	65.2	85,606	(20.4)	240,759	15.7
Individual insurance and annuities	194,357	72.9	80,405	(19.9)	227,849	17.2
Group insurance and annuities	8,951	(18.2)	3,815	(15.9)	7,262	(18.9)
New policy amount	162,783	(45.7)	54,064	(47.5)	179,576	10.3
Policy amount in force	2,665,417	(8.5)	2,529,204	(9.1)	2,523,343	(5.3)
Surrender & lapse amount	418,694	(1.5)	138,858	(37.9)	242,766	(42.0)
Surrender & lapse rate	14.37%		5.21%		9.11%	

Notes:

1. New policy amount and policy amount in force include individual insurance and annuities.

2. Surrender and lapse amount does not include reinstatement

3. Surrender and lapse rates for the six months ended September 30, 2006 is not annualized.

4. Annualized premiums include individual insurance and annuities, and exclude the net increase from conversion.

(2) Assets

(Millions of yen, %)

	As of March 31, 2006		As of September 30, 2006		As of March 31, 2007	
	Amount	% Change	Amount	% Change	Amount	% Change
Total assets	934,116	28.4	956,364	17.0	1,078,447	15.4
Adjusted net asset	64,567	56.7	63,353	74.8	63,511	(1.6)
Adjusted net asset / General account assets	13.6		13.5		13.7	
Solvency margin ratio	1,911.8		1,559.0		1,189.7	

Note: Adjusted net asset is calculated based on the regulatory standard.

(3) Core Profit / Negative Spread / Investment Yield

(Millions of yen, %)

	Fiscal Year Ended March 31, 2006		Fiscal Year Ended March 31, 2007		Fiscal Year Ending March 31, 2008 (Forecast)
	Amount	% Change	Amount	% Change	Amount
Core profit	(7,037)	-	(6,457)	-	(11,000)

	Fiscal Year Ended March 31, 2006		Fiscal Year Ended March 31, 2007		Fiscal Year Ending March 31, 2008 (Forecast)
	Amount	Change	Amount	Change	Amount
Negative spread	4,306	381	4,117	(189)	4,000

(%)

	Fiscal Year Ended March 31, 2006	Fiscal Year Ended March 31, 2007	Fiscal Year Ending March 31, 2008 (Forecast)
Investment yield for core profit	1.14	1.13	approx. 0.9
Investment yield - general account	0.01	0.22	approx. 0.4
[Excluding monetary trusts]	[1.07]	[0.98]	approx. [0.7]
Average assumed investment yield	2.19	2.17	approx. 2.1

(4) Policy and Other Reserves

(Millions of yen)

	As of March 31, 2006		As of September 30, 2006		As of March 31, 2007	
	Amount	Change	Amount	Change	Amount	Change
Policy reserve *(Note 1)*	861,827	189,378	887,515	121,528	1,011,557	149,730
General account	405,103	(22,232)	399,768	(14,927)	396,678	(8,424)
Separate account	456,724	211,610	487,746	136,455	614,879	158,154
Reserve for price fluctuations	364	80	385	51	393	29
Contingency reserve	5,134	3,536	6,496	3,352	9,311	4,177
Contingency reserve 1	2,989	1,390	3,308	647	4,571	1,582
Contingency reserve 2	-	-	-	-	-	-
Contingency reserve 3	2,145	-	3,187	2,705	4,740	2,595
Contingency reserve fund	-	-	-	-	-	-
Price fluctuation reserve fund	-	-	-	-	-	-

Notes:

1.The amount of policy reserve excludes the amount of contingency reserve.

2.Appropriated retained earnings for general purposes as of March 31, 2007 is total amount after the appropriation of profit.

(5) Unrealized Gains / Losses

(Millions of yen)

	As of March 31, 2006		As of September 30, 2006		As of March 31, 2007	
	Amount	Change	Amount	Change	Amount	Change
Securities	(1,360)	(4,496)	(644)	(3,369)	(727)	633
Domestic stocks	265	201	192	35	-	(265)
Domestic bonds	(2,693)	(6,423)	(1,211)	(3,065)	(1,047)	1,646
Foreign securities	53	747	(9)	141	84	31
Real estate (domestic land and lease)	-	-	-	-	-	-

(6) Impairment of Fixed Assets

(Millions of yen)

	Fiscal Year Ended March 31, 2006		Six Months Ended September 30, 2006		Fiscal Year Ended March 31, 2007	
	Amount	% Change	Amount	% Change	Amount	% Change
Impairment loss	-	-	-	-	-	-

(7) Investment for the Fiscal Year Ended March 31, 2007

(Millions of yen)

	Net Increase (decrease)	Forecast for the Fiscal Year Ending March 31, 2008
Domestic stocks	(100)	-
Domestic bonds	41,649	Increase
Foreign stocks	(9,949)	Decrease
Foreign bonds	(12,002)	Decrease
Real estate	161	-

(8) Level of Indices where Unrealized Gains/Losses on Assets are Break-even as of March 31, 2007

NIKKEI Average	approx.	12,214 Yen
TOPIX	approx.	1,211 Points
Yen-denominated bonds	approx.	1.67%
Foreign securities	approx.	123 Yen

Notes:

1. These figures are calculated based on asset holdings as of March 31, 2007 assuming that our asset portfolio is the same as those of the NIKKEI average, TOPIX, 10-Year JGB and U.S .dollar / yen rate. Because our portfolio is not necessarily the same as these indices, actual results may differ from above figures.

2. The indices for Yen-denominated bonds are calculated on a 10-Year JGB yield basis.

3. The indice of Foreign securities is calculated based on a U.S. dollar/yen rate basis. Currency hedged position to which applied hedge accounting rule are excluded in the calculation.

(9) Performance Forecasts

(Billions of yen)

	Fiscal Year Ending March 31, 2008
Income from insurance premiums	340
Annualized premiums of total policies	120
Policy amount in force	2,500

Notes:

1. Policy amount in force includes individual insurance and annuities

2. The above forecasts for the year ending March 31, 2007 reflect the Company's current analysis of existing information and trends Actual results may differ from expectations based of risks and uncertainties that may affect the Company's businesses.

(10) Cross Holdings with Domestic Banks as of March 31, 2007

i) Contributions from Domestic Banks (Millions of yen)

	Amount
Funds	None
Subordinated loans and debentures	None

ii) Contributions to Domestic Banks (Millions of yen)

	Amount
Bank stocks held	-
Subordinated loans and debentures	16,996

(11) Number of Employees and Agents

	As of March 31, 2006		As of September 30, 2006		As of March 31, 2007	
	Amount	% Change	Amount	% Change	Amount	% Change
In-house sales representatives	1	(99.8)	0	-	0	-
Administrative personnel	297	(34.9)	311	(29.6)	320	7.7

(12) Alloted portion of reserve for policyholder dividends as of March 31, 2007

(Millions of yen)

	Amount	% Change
Individual insurance	592	-
Individual annuities	-	-
Group insurance	794	(39.5)
Group annuities	28	(8.6)

Note: Policyholder dividends include special settlement dividends for reorganizational plan on the former Tokyo Life Insurance Company (Currently T&D Financial Life Insurance Company). Individual Insurance: 592 millions of yen, group insurance: 0 millions of yen; Group annuities: 0 millions of yen.

(13) OTC Sales through Banks

(Millions of yen)

		Fiscal Year Ended March 31, 2006		Fiscal Year Ended March 31, 2007		Total Sales since October 2002 (Lifting of ban on sales of individual annuities)
		Amount	% Change	Amount	% Change	Amount
Variable annuities	Number	17,858	180.8%	19,010	6.5%	63,839
	Amount	115,360	123.5%	147,187	27.6%	449,880
Fixed annuities	Number	-	-	-	-	-
	Amount	-	-	-	-	-

(Millions of yen)

		Total Sales since December 2005 (Lifting of ban on sales of whole life and endowment with single premiums)
Whole life insurance with single premiums	Number	-
	Amount	-
Endowment with single premiums	Number	-
	Amount	-

File No.82-34783

T&D Life Group

RECEIVED

2007 JUL 10 A 9:47

May 17, 2007

T&D Holdings, Inc.
Naoteru Miyato, President
(Security Code: 8795)
Taiyo Life Insurance Company
Katsuro Oishi, President
Daido Life Insurance Company
Haruo Kuramochi, President
T&D Financial Life Insurance Company
Muneo Takeuchi, President

Disclosure of Embedded Value as of March 31, 2007

T&D Holdings, Inc., Taiyo Life Insurance Company, Daido Life Insurance Company, and T&D Financial Life Insurance Company hereby announce the Embedded Value (hereinafter, EV) calculations of the T&D Life Group (Total and by each company) as of March 31, 2007, as described below.

1. The T&D Life Group's EV Results

The followings are the EV of the T&D Life Group (sum of the three life insurance companies' EV) and its breakdown as of March 31, 2007. T&D Life Group has standardized the methodology and the approach to set major assumptions for the calculation of EV.

(Billions of yen)

	As of March 31, 2007	As of March 31, 2006	Amount of increase (decrease)
EV	2,133.3	1,992.8	140.5
Adjusted book value (Note 1)	1,298.8	1,232.5	66.3
Existing business value (Note 2)	834.4	760.2	74.2
EV of new business (Note 3)	70.5	65.1	5.4

Note 1: Adjusted book value = Total net assets (excluding total valuation and translation adjustments)
+ quasi-equity liabilities (reserve for price fluctuations, contingency reserve, and unallotted portion of reserve for policyholder dividends)
+ general reserve for possible loan losses (after-tax)
+ net unrealized gains (losses) on securities (after-tax, excluding yen denominated bonds, including derivative transactions)
+ net unrealized gains (losses) on real estate (after-tax)
- deferred tax assets for quasi-equity liabilities.

Note 2: Existing business value = Present value of future after-tax profit on existing business in force - present value of cost of capital.
Cost of capital is the spread between the investment yield and the discount rate applied to the amounts of capital and surplus that will be required to maintain the assumed solvency margin ratio.

Note 3: The EV of new business included in the total EV represents the value of new business (including new business from conversion) for the year ended March 31, 2007.

What is "Embedded Value (EV)"?
EV is the sum of adjusted book value, calculated from the balance sheet, and existing business value, calculated from existing policies in force. In Europe and Canada, along with other information, EV is used to evaluate the corporate value of a stock life insurance company. Under current statutory accounting practices applicable to life insurance companies in Japan, there is a time lag between the sale of policies and recognition of profits. The use of EV allows the contribution of future profit from new business to be recognized at the time of sale. It therefore serves as a valuable supplement to statutory financial information.

2. The EV Results of the Three Companies

The followings are the EV of Taiyo Life, Daido Life, and T&D Financial Life.

(1) Taiyo Life

(Billions of yen)

	As of March 31, 2007	As of March 31, 2006	Amount of increase (decrease)
EV	785.5	717.8	67.6
Adjusted book value	554.8	514.8	39.9
Existing business value	230.7	202.9	27.7
EV of new business	28.3	31.5	(3.1)

(2) Daido Life

(Billions of yen)

	As of March 31, 2007	As of March 31, 2006	Amount of increase (decrease)
EV	1,287.5	1,205.6	81.9
Adjusted book value	701.9	667.1	34.8
Existing business value	585.6	538.4	47.1
EV of new business	45.4	36.0	9.3

(3) T&D Financial Life

(Billions of yen)

	As of March 31, 2007	As of March 31, 2006	Amount of increase (decrease)
EV	60.2	69.3	(9.0)
Adjusted book value	42.0	50.5	(8.4)
Existing business value	18.1	18.8	(0.6)
EV of new business	(3.2)	(2.4)	(0.7)

3. Major Assumptions

The followings are the major assumptions employed in the calculation of EV.

Item	Setting of assumptions
Discount rate	6.0% Set by adding the company's assumed risk premium (4.5%) to the year-end risk free rate (the yield on 10-year Japanese government bonds: 1.66 %).
Investment yield on new investments	Set each company's planned asset allocation and assumed investment yield by assets categories on new investments (see details in table (1)-(3) below). Taiyo Life: 2.72 % Daido Life: 3.02% T&D Financial Life: 1.21%
Required solvency margin ratio	600% For the purpose of calculating the cost of capital, the solvency margin ratio required to be maintained was assumed.
Mortality and morbidity	Set based on each company's experience over the three most recent fiscal years (fiscal 2004 – fiscal 2006). (Note)
Surrender and lapse	Set based on each company's experience over the three most recent fiscal years (fiscal 2004 – fiscal 2006).
Operating expenses	Set based on each company's experience of the most recent fiscal year (fiscal 2006).
Effective tax rate	Set based on the most recent effective tax rate (based on the rate for fiscal 2006).

Note : "fiscal 2006" as used above means the period April 1, 2006 – March 31, 2007.

(1) Taiyo Life's Assumed Investment Yield and Planned Asset Allocation on New Investments

Asset categories	As of March 31, 2007		As of March 31, 2006	
	Assumed investment yield	Asset allocation on new investment	Assumed investment yield	Asset allocation on new investment
Cash and deposits, call loans	0.67%	2.3%	0.08%	2.6%
Domestic bonds, commercial loans	1.70%	65.9%	1.77%	66.2%
Domestic stocks	6.66%	14.3%	6.77%	14.5%
Foreign bonds	1.68%	9.7%	2.00%	9.7%
Other assets	5.94%	7.8%	5.64%	6.9%
Total	2.72%	100.0%	2.74%	100.0%

(2) Daido Life's Assumed Investment Yield and Planned Asset Allocation on New Investments

Asset categories	As of March 31, 2007		As of March 31, 2006	
	Assumed investment yield	Asset allocation on new investment	Assumed investment yield	Asset allocation on new investment
Cash and deposits, call loans	0.67%	14.0%	0.08%	11.5%
Domestic bonds, commercial loans	1.75%	50.9%	1.56%	54.9%
Domestic stocks	6.66%	18.4%	6.77%	16.3%
Foreign bonds	2.10%	4.9%	3.68%	5.4%
Other assets	5.97%	11.8%	5.41%	11.9%
Total	3.02%	100.0%	2.81%	100.0%

(3) T&D Financial Life's Assumed Investment Yield and Planned Asset Allocation on New Investments

Asset categories	As of March 31, 2007		As of March 31, 2006	
	Assumed investment yield	Asset allocation on new investment	Assumed investment yield	Asset allocation on new investment
Cash and deposits, call loans	0.67%	5.0%	0.08%	3.1%
Domestic bonds	1.19%	93.0%	1.66%	94.9%
Domestic stocks	-	-	-	-
Foreign bonds	-	-	-	-
Other assets	3.60%	2.0%	3.60%	2.0%
Total	1.21%	100.0%	1.65%	100.0%

Note 1: For the assumed investment yield used in each asset category, domestic bonds, commercial loans, and foreign bonds are calculated based on each company's investment plan (composition of maturity date, ratings, etc., are considered in domestic bonds and commercial loans, and currency position and hedge ratio are considered in foreign bonds). Other categories are calculated based on the figures standardized by the T&D Life Group.

Note 2: Other assets include real estate, foreign stocks, policy loans, private equities and hedge funds, etc.

4. Effects of Changes in Assumptions (Sensitivities)

The followings are the effects on the EV of changes in assumptions.

(1) Taiyo Life

(Billions of yen)

		Amount of increase (decrease)	EV amount
Discount rate	Up from 6.0% to 7.0%	(25.5)	760.0
	Down from 6.0% to 5.0%	29.8	815.4
Solvency margin ratio	Up from 600% to 700%	(27.4)	758.0
	Down from 600% to 500%	27.0	812.5
Investment yield: +0.25%	Total Assets	60.0	845.6
	New Assets	19.4	804.9
Investment yield: -0.25%	Total Assets	(60.0)	725.4
	New Assets	(19.4)	766.1
Surrender and lapse rate (in individual insurance and individual annuities)	Assumption x 110%	(6.8)	778.6
	Assumption x 90%	7.2	792.8
Operating expense rate (related to maintaining existing policies in-force)	Assumption x 110%	(15.1)	770.4
	Assumption x 90%	15.1	800.6

(2) Daido Life

(Billions of yen)

		Amount of increase (decrease)	EV amount
Discount rate	Up from 6.0% to 7.0%	(57.9)	1,229.6
	Down from 6.0% to 5.0%	67.8	1,355.4
Solvency margin ratio	Up from 600% to 700%	(20.0)	1,267.4
	Down from 600% to 500%	19.5	1,307.0
Investment yield: +0.25%	Total Assets	69.3	1,356.9
	New Assets	57.6	1,345.2
Investment yield: -0.25%	Total Assets	(69.1)	1,218.4
	New Assets	(57.5)	1,230.0
Surrender and lapse rate (in individual insurance and individual annuities)	Assumption x 110%	(28.7)	1,258.7
	Assumption x 90%	32.2	1,319.8
Operating expense rate (related to maintaining existing policies in-force)	Assumption x 110%	(15.7)	1,271.8
	Assumption x 90%	15.7	1,303.3

(3) T&D Financial Life

(Billions of yen)

		Amount of increase (decrease)	EV amount
Discount rate	Up from 6.0% to 7.0%	(0.5)	59.7
	Down from 6.0% to 5.0%	0.4	60.6
Solvency margin ratio	Up from 600% to 700%	(1.6)	58.6
	Down from 600% to 500%	1.6	61.8
Investment yield: +0.25%	Total Assets	4.4	64.6
	New Assets	2.9	63.2
Investment yield: -0.25%	Total Assets	(4.6)	55.5
	New Assets	(2.9)	57.2
Surrender and lapse rate (in individual insurance and individual annuities)	Assumption x 110%	0.0	60.2
	Assumption x 90%	0.1	60.3
Operating expense rate (related to maintaining existing policies in-force)	Assumption x 110%	(1.6)	58.5
	Assumption x 90%	1.6	61.9

5. Analysis of Change in EV from March 31, 2006 to March 31, 2007

The followings are the analysis of change in EV of Taiyo Life, Daido Life, and T&D Financial Life from March 31, 2006 to March 31, 2007.

(Billions of yen)

Item	Amount			
	Taiyo Life	Daido Life	T&D Financial Life	Total
(1) EV as of March 31, 2006	717.8	1,205.6	69.3	1,992.8
(2) Shareholder dividends and other	(4.6)	(9.0)	-	(13.6)
(3) Expected interest on EV as of March 31, 2006 **(Note 1)**	46.3	77.7	4.4	128.6
(4) Differences between assumed and actual experiences for fiscal 2006 **(Note 2)**	(9.0)	(65.1)	(5.9)	(80.0)
(5) Differences from changes in the assumptions	9.7	33.4	(4.3)	38.8
(6) EV of decrease from conversion for fiscal 2006	(3.1)	(0.5)	-	(3.7)
(7) EV of new business for fiscal 2006	28.3	45.4	(3.2)	70.5
(8) EV as of March 31, 2007 (total of (1) ~ (7))	785.5	1,287.5	60.2	2,133.3

Note 1: The amount of expected interest is calculated as follows: The EV at the beginning of the fiscal year ((1) + (2) in the above table) x the discount rate applied to the EV calculation at the end of the previous fiscal year (6.5%).

Note 2: "fiscal 2006" as used above means the period April 1, 2006 – March 31, 2007.

6. Note in Using EV

The calculation of EV involves certain assumptions regarding future projections that are subject to risks and uncertainties. It should be noted that actual future results might materially differ from the assumptions used in the EV calculations. Moreover, although EV is one indicator of the corporate value of a stock life insurance company, the actual market value may significantly diverge from the EV, and investors are advised to be cautious.

7. Opinion of Actuarial Firm

T&D Holdings requested Milliman Inc., an outside third party professional (an independent actuarial firm) equipped with expert knowledge relating to actuarial calculations to review the calculation methodology, the assumptions, the consistency of methodology and the validity of results of EV calculations among the three companies of the T&D Life Group, and obtained Milliman's professional opinion.

(To see the Milliman opinion, please refer to our Web site: URL http://www.td-holdings.co.jp/e/)

For inquiries regarding the above, please contact:
T&D Holdings, Inc. Investor Relations
Tel: +81-3-3434-9142
E-mail: ir.request@td-holdings.co.jp

T&D Life Group

May 21, 2007

T&D Holdings, Inc.
Naoteru Miyato, President
(Security Code: 8795)

Change of Director

T&D Holdings, Inc. has decided to change its director, as follows.

1. New Director (Effective as of June 27, 2007)

Name	New Post	Current Post
Tetsuhiro Kida	Director and Managing Executive Officer	Managing Executive Officer

This change is subject to the approval of the General Meeting of Shareholders on June 27, 2007.

2. Retiring Director (Effective as of June 27, 2007)

Name	Current Post
Sonosuke Usui	Director (part time)

Mr. Usui, who is currently Managing Executive Officer of Daido Life, will become Director and Managing Executive Officer of the Company as of June 25, 2007.

For inquiries regarding the above, please contact:
Investor Relations, T&D Holdings, Inc.
Tel: +81-3-3434-9142
E-mail: ir.request@td-holdings.co.jp

(Reference)

Board of Directors and Corporate Auditors

(As of June 27, 2007)

Post	Name	Main Occupation (Concurrent Post)
Representative Director and President	Naoteru Miyato	(Director of Daido Life)
Representative Director and Senior Executive Officer	Kunio Ikeda	In charge of Group Finance & Accounting Department and Public Relations Department (Director of Taiyo Life)
Director and Senior Executive Officer	Osamu Koyama	In charge of Risk Control Department and Business Auditing Department (Director and Senior Executive Officer of Daido Life)
Director and Senior Executive Officer	Kenji Nakagome	In charge of General Affairs Department and second in charge of Business Auditing Department (Director and Senior Executive Officer of Taiyo Life)
Director and Managing Executive Officer	Tetsuhiro Kida	In charge of Group Planning Department (Director of T&D Financial Life)
Director (part time)	Shigeru Kobori	(Attorney)
Director (part time)	Katsuro Oishi	(Representative Director and President of Taiyo Life)
Director (part time)	Haruo Kuramochi	(Representative Director and President of Daido Life)
Director (part time)	Muneo Takeuchi	(Representative Director and President of T&D Financial Life)
Standing Corporate Auditor	Yoichi Kinoshita	(Corporate Auditor of Daido Life)
Standing Corporate Auditor	Osamu Mizuyama	(Corporate Auditor of Taiyo Life)
Corporate Auditor (part time)	Minoru Suzuki	(Corporate Auditor of Taiyo Life)
Corporate Auditor (part time)	Masanao Iechika	(Professor of Konan University Graduate School of Law, Attorney)

Biography

Name:	Tetsuhiro Kida
Date of Birth:	June 19, 1953
Personal History:	
March 1976	Graduated from Keio University, school of Law
April 1976	Entered Daido Life
March 1998	General Manager of Personnel Department of Company
March 1999	General Manager of General Planning Department of Company
July 2000	Director of Company
April 2003	Managing Director of Company
June 2006	Managing Executive Officer of Company
April 2007	Director of T&D Financial Life (part time) (currently)
	Director of T&D Asset Management (part time) (currently)
	Director of Pet & Family Small-amount Short-term Insurance Company (part time) (currently)
	Managing Executive Officer of T&D Holdings (currently)

T&D Life Group

RECEIVED
2007 JUL 10 A 9:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 25, 2007

T&D Holdings, Inc.
Naoteru Miyato, President
(Security Code: 8795)
T&D Asset Management Co., Ltd.
Mikihiro Katsura, President

Change of Representative Director in T&D Asset Management

At the meeting held on May 25, 2007, the Board of Directors of T&D Asset Management Co., Ltd. passed the resolution to change in representative director, as follows. This change is subject to the approval of the General Meeting of Shareholder and the resolution of the Board of Directors on June 6, 2007.

1. New Representative Director (Effective as of June 6, 2007; scheduled)

Name	New Post	Current Post
Kosuke Arao	Representative Director and President	Advisor

Mr. Rei Oyama, Representative Director and Chairman, and Mr. Mikihiro Katsura, Representative Director and President, will retire from their positions on June 6, 2007.

2. Reason for Change

On April 1, 2007 T&D Holdings, Inc. made T&D Asset Management Co., Ltd. a direct subsidiary of T&D Holdings, Inc. in order to strengthen group activities in the asset management business. In addition, T&D Holdings, Inc. has decided to shake up the management organization of T&D Asset Management Co., Ltd. by hiring a person as president from outside the Group.

For inquiries regarding the above, please contact:
Investor Relations, T&D Holdings, Inc.
Tel: +81-3-3434-9142
E-mail: ir.request@td-holdings.co.jp

Biography

Name:	Kosuke Arao
Date of Birth:	April 12, 1957
Educational Background:	
March 1980	B.A. in Economics from Hitotsubashi University
June 1985	Master of Business Administration from Northwestern University, Kellogg Graduate School of Management
Personal History:	
April 1980	Entered Nomura Securities
May 1987	Entered Warburg Asset Management
June 1993	Director and General Manager of Investment Department of Company
November 1999	Managing Director and Head of Marketing of Company
February 2002	Entered Deutsche Asset Management
	General Manager of Investment Trust Marketing Department of Company
June 2003	Entered Mizuho Securities
	General Manager of Equity Group Department of Company
April 2005	Sub-Manager of Equity Group of Company
May 2007	Entered T&D Asset Management
	Advisor of Company

This document is an English translation of the notice of convocation of the ordinary general meeting of shareholders in Japanese for the convenience of shareholders overseas. In the event of any discrepancy between the English translation and the Japanese version, the Japanese version shall prevail.

Securities Code 8795
June 8, 2007

To Our Shareholders

T&D Holdings, Inc.
2-3 Kaigan 1-chome, Minato-ku, Tokyo, Japan
Naoteru Miyato
Representative Director and President

Notice of Convocation of the 3rd Ordinary General Meeting of Shareholders

You are cordially invited to attend the 3rd Ordinary General Meeting of Shareholders of the Company. The meeting will be held as described below.

If you are unable to attend the meeting, you can exercise your voting rights by paper ballot or via the electromagnetic method such as via Internet, etc. Please review the attached Reference Materials for the General Meeting of Shareholders, and either return the Voting Rights Exercise Form with your selections, or vote via the voting rights exercise site (http://www.evote.jp/) specified by the Company by 5:00 p.m. on Tuesday June 26, 2007 (JST).

1. Date & Time: 10:00 a.m. Wednesday, June 27, 2007 (JST)

2. Venue: Concord Ballroom, 5th Floor, Main Building, Keio Plaza Hotel Tokyo
2-1 Nishi-Shinjuku 2-chome, Shinjuku-ku, Tokyo, Japan

3. Agenda of the Meeting:

Matters to be reported:

Item No.1: Report on the Business Report and the Consolidated Financial Statements for fiscal year 2006 (from April 1, 2006 to March 31, 2007), as well as the results of audits on the Consolidated Financial Statements by the Accounting Auditor and the Board of Corporate Auditors

Item No.2: Report on the Non-consolidated Financial Statements for fiscal year 2006 (from April 1, 2006 to March 31, 2007)

Matters to be resolved:

Proposal No.1: Appropriation of Surplus
Proposal No.2: Election of Seven Directors
Proposal No.3: Election of One Alternate Corporate Auditor
Proposal No.4: Determination of Amount of Compensation for Directors and Corporate Auditors
Proposal No.5: Payment of Bonuses to Directors and Corporate Auditors for fiscal year 2006
Proposal No.6: Payment of Retirement Benefits to a Retiring Director

4. Announcement on Exercise of Voting Rights

Please refer to the "Announcement on Exercise of Voting Rights via Electromagnetic Method" (page 2)

Note: When attending the meeting in person, please submit the enclosed Voting Rights Exercise Form to the receptionist.
Information: Please note that if there arises any amendment to the Reference Materials for the General Meeting of Shareholders, Business Report, Non-consolidated Financial statements and Consolidated Financial Statements, such amendment will be posted on the Company's home page (http://www.td-holdings.co.jp/).

Announcement on Exercise of Voting Rights via Electromagnetic Method

Exercise of Voting Rights via the Internet

When exercising your voting rights via the Internet, please confirm the following matters.
(If you plan to attend the General Meeting, you do not need to exercise your voting rights by mail or via the internet.)

(1) Using the voting rights exercise site

1) Exercise of voting rights via the Internet is only possible by accessing the website designated by the Company for the purpose of exercising voting rights from your computer or mobile phone (using iMode, EZweb or Yahoo! Keitai)*.

* iMode is a registered trademark of NTT DoCoMo; Ezweb is a registered trademark of KDDI; Yahoo! is a registered trademark of Yahoo! Inc. in the United States.

2) Certain internet settings on your computer—particularly firewall, anti-virus software and proxy server settings—may interfere with the internet voting procedure.

3) From a mobile phone, use the iMode, Ezweb or Yahoo! Keitai service. For security purposes, the mobile phone must be equipped with the SSL encrypted communication function and must transmit information about itself.

4) While we accept your voting rights via the Internet if we receive them by 5:00 p.m. on Tuesday, June 26, 2007 (JST), we appreciate it very much if you could exercise your voting rights via the Internet earlier than this deadline. In the event of any difficulties, you may contact our Help Desk.

(2) Exercise of voting rights via the Internet

1) On the designated website (http://www.evote.jp/), enter the login ID and temporary password supplied on your Voting Rights Exercise Form, and then follow the on-screen instructions to exercise voting rights.

2) To prevent unauthorized access (identity fraud) and/or interference with voting decisions, you are asked to change the temporary password.

3) You will be provided with a new login ID and temporary password prior to each general meeting of shareholders.

(3) Multiple voting

1) If you exercise your voting rights by two different methods, that is, via the Internet as well as by mailing your Voting Rights Exercise Form, your voting results via the Internet shall be deemed valid.

2) If you exercise your voting rights via the Internet more than once, only your final votes shall be deemed valid. When you exercise your voting rights by both computer and mobile phone, final votes shall be deemed valid.

(4) Charges to be incurred in relation to accessing the voting rights exercise site

1) Charges to be incurred in relation to accessing the voting rights exercise site (dial-up connection charge, telephone charge, etc.) shall be borne by shareholders. Similarly, mobile phone charges such as packet transmission charges shall be borne by the shareholders.

Contact for inquiries in relation to system environment etc.:
Transfer Agent (Help desk), Mitsubishi UFJ Trust and Banking Corporation
Phone: 0120-173-027 (9:00 a.m. to 9:00 p.m. (JST), toll free)

Please note that the above service is only available for the call from Japan.

*Platform for Electronic Exercise of Voting Rights

If nominee shareholders such as trust & custody services banks, etc. (including standing proxies) make prior application to use the platform for the electronic exercise of voting rights operated by the joint venture company established by Tokyo Stock Exchange, Inc., etc., such shareholders may use the said platform as an electromagnetic method for exercising voting rights at the General Meetings of Shareholders of the Company in addition to the exercise of voting rights via the Internet pursuant to the above.

(Attachment)

Reference Materials for the General Meeting of Shareholders

Proposals and references

Proposal No.1: Appropriation of Surplus

The year-end dividend for fiscal year 2006 has been prepared in line with the basic policy of the Company, which is to improve the future value of equity for our shareholders and to continue to distribute a constant dividend while ensuring the sound operation of the business of the Company and its group companies and the securing the necessary internal reserves for the entire group.

In accordance with this basic policy and based on careful consideration of the Company's overall business performance during the term, we hereby propose that the year-end dividend be as follows:

1. Type of property for dividend

   Cash

2. Dividend and its total amount

   65 yen per share (common stock) total amount 16,006,324,880 yen

3. Effective date of distribution of surplus

   June 28, 2007

Proposal No.2: Election of Seven Directors

The term of office of seven Directors (Naoteru Miyato, Kunio Ikeda, Osamu Koyama, Kenji Nakagome, Sonosuke Usui, Shigeru Kobori and Muneo Takeuchi) will expire at the conclusion of this General Meeting of Shareholders. Accordingly, the election of the following seven Directors is proposed.

The candidates for Directors are as follows:

Candidate No.	Name (Date of birth)	Personal history, position, responsibilities and representation of other companies	Number of the Company's shares held
1	Naoteru Miyato (May 20, 1943)	APR 1967 Entered Daido Mutual Life Insurance Company JUL 1994 Director of Daido Mutual Life Insurance Company MAR 1996 Managing Director of Daido Mutual Life Insurance Company MAR 1999 Senior Managing Director of Daido Mutual Life Insurance Company JUL 1999 Representative Director and President of Daido Mutual Life Insurance Company APR 2002 Representative Director and President of Daido Life Insurance Company APR 2004 Director of Daido Life Insurance Company (present) APR 2004 Representative Director and President of the Company (present) (Position and responsibilities) Representative Director and President	4,500
2	Kunio Ikeda (July 9, 1950)	APR 1973 Entered Taiyo Mutual Life Insurance Company JUL 1997 Director of Taiyo Mutual Life Insurance Company APR 1999 Managing Director of Taiyo Mutual Life Insurance Company APR 2003 Managing Director of Taiyo Life Insurance Company JUN 2003 Representative Director and Senior Managing Director of Taiyo Life Insurance Company JAN 2004 Senior Managing Director of Taiyo Life Insurance Company APR 2004 Director of Taiyo Life Insurance Company (present) APR 2004 Senior Managing Director of the Company JUN 2005 Representative Director and Senior Managing Director of the Company JUN 2006 Representative Director and Senior Managing Executive Officer of the Company (present) (Position and responsibilities) Representative Director and Senior Managing Executive Officer In charge of Group Finance & Accounting Department and Public Relations Department	2,190

Candidate No.	Name (Date of birth)	Personal history, position, responsibilities and representation of other companies	Number of the Company's shares held
3	Osamu Koyama (November 30, 1947)	APR 1972 Entered Daido Mutual Life Insurance Company JUL 1998 Director of Daido Mutual Life Insurance Company MAR 2001 Managing Director of Daido Mutual Life Insurance Company APR 2002 Managing Director of Daido Life Insurance Company APR 2004 Managing Director of the Company JUN 2006 Director and Managing Executive Officer of Daido Life Insurance Company JUN 2006 Director and Managing Executive Officer of the Company APR 2007 Director and Senior Managing Executive Officer of Daido Life Insurance Company (present) APR 2007 Director and Senior Managing Executive Officer of the Company (present) (Position and responsibilities) Director and Senior Managing Executive Officer In charge of Risk Management Department and Internal Auditing Department	2,900
4	Kenji Nakagome (January 25, 1954)	APR 1976 Entered Taiyo Mutual Life Insurance Company JUL 2001 Director of Taiyo Mutual Life Insurance Company APR 2003 Director of Taiyo Life Insurance Company JUN 2003 Managing Director of Taiyo Life Insurance Company APR 2004 Managing Director of the Company JUN 2006 Director and Managing Executive Officer of Taiyo Life Insurance Company JUN 2006 Director and Managing Executive Officer of the Company APR 2007 Director and Senior Managing Executive Officer of Taiyo Life Insurance Company (present) APR 2007 Director and Senior Managing Executive Officer of the Company (present) (Position and responsibilities) Director and Senior Managing Executive Officer In charge of General Affairs Department, and deputy chief of Internal Auditing Department	1,725

Candidate No.	Name (Date of birth)	Personal history, position, responsibilities and representation of other companies	Number of the Company's shares held
5	Tetsuhiro Kida (June 19, 1953)	APR 1976 Entered Daido Mutual Life Insurance Company JUL 2000 Director of Daido Mutual Life Insurance Company APR 2002 Director of Daido Life Insurance Company APR 2003 Managing Director of Daido Life Insurance Company JUN 2006 Managing Executive Officer of Daido Life Insurance Company APR 2007 Director of T&D Financial Life Insurance Company (present) APR 2007 Director of T&D Asset Management Co., Ltd. (present) APR 2007 Director of Pet & Family Small-amount Short-term Insurance Company (present) APR 2007 Managing Executive Officer of the Company (present)	2,000
6	Shigeru Kobori (February 8, 1931)	APR 1960 Admitted to the Bar APR 1991 Chairman of the Tokyo Bar Association APR 1998 Chairman of the Japan Federation of Bar Associations APR 2004 Director of the Company (present) (Position and responsibilities) Director	250
7	Muneo Takeuchi (June 7, 1945)	APR 1970 Entered Daido Mutual Life Insurance Company JUL 1996 Director of Daido Mutual Life Insurance Company MAR 1999 Managing Director of Daido Mutual Life Insurance Company MAR 2001 Senior Managing Director of Daido Mutual Life Insurance Company APR 2002 Senior Managing Director of Daido Life Insurance Company APR 2004 Director of Daido Life Insurance Company APR 2004 Senior Managing Director of the Company APR 2005 Director of the Company (present) APR 2005 Representative Director and President of T&D Financial Life Insurance Company (present) (Position and responsibilities) Director (Representation of other companies) Representative Director and President of T&D Financial Life Insurance Company	3,000

Notes: 1. No conflict of interest exists between the Company and any of the above candidates.

2. Of the above candidates, Mr. Shigeru Kobori satisfies the required conditions for an Outside Director as stipulated in Article 2, Paragraph 3, Item 7 of the Ordinance for Enforcement Regulation of the Company Law.

3. We have elected Mr. Shigeru Kobori as candidate for an Outside Director, and consider

that he will be able to adequately perform the duties, because he is a practicing attorney and has fulfilled important responsibilities in the community of lawyers as Chairman of The Japan Federation of Bar Associations, and so forth. We consider that he has extensive professional knowledge and expertise in a wide range of areas and that he is suitable for director of the Company.

4. Mr. Shigeru Kobori has served as an Outside Director of the Company since April 1, 2004 (3-year term).
5. The Company now has an agreement with Mr. Shigeru Kobori that liabilities which may be claimed against him under Article 423, Paragraph 1 of the Company Law of Japan shall not exceed ¥10 million or the lowest amount as set forth by law, whichever is higher. If the re-election of Mr. Kobori is approved, the Company will renew the above-mentioned agreement.
6. Mr. Shigeru Kobori has been an Outside Corporate Auditor of Kajima Corporation since June 2004. Kajima was given a summary order by the Tokyo Summary Court concerning its bidding for civil engineering works offered by the Japan Defense Facilities Administration Agency in March 2006, and was prosecuted for an alleged violation of the Anti-monopoly Law concerning construction works for the Nagoya City subway on March 2007. Mr. Kobori had not been aware of the facts leading to those legal actions until they were revealed as problems. He had often tried to draw Kajima's attention to ensure thorough compliance with the laws and regulations at meetings of the Board of Directors, and on other occasions. When they were revealed, he questioned about Kajima's responses, and expressed his view that they should thoroughly comply with the laws and regulations, and need to prevent the recurrence of such problems.

Proposal No.3: Election of One Alternate Corporate Auditor

In order to prepare for the event of an unexpected shortfall in the number of Corporate Auditors that is required by law, it is proposed that the Company preliminarily elect one person as an Alternate Outside Corporate Auditor for Outside Corporate Auditors Minoru Suzuki and Masanao Iechika.

It is also proposed that, before the appointment becomes effective, the election under this proposal may be revoked by a resolution of the Board of Directors based on the consent of the Board of Corporate Auditors.

The Board of Corporate Auditors has previously given its approval to this proposal.

The candidate for Alternate Corporate Auditor is as follows.

Name (Date of birth)	Personal history, position, responsibilities and representation of other companies		Number of the Company's shares held
Shigetake Ogata (June 4, 1934)	APR 1960	Public Prosecutor, The Tokyo District Public Prosecutors Office	1,040
	JUL 1993	Director, Public Security Investigation Agency	
	JUL 1995	Superintendent Public Prosecutor, Sendai High Public Prosecutors' Office	
	JUN 1996	Superintendent Public Prosecutor, Hiroshima High Public Prosecutors' Office	
	JUN 1997	Registration as practicing attorney	
	JUL 1998	Corporate Auditor of Taiyo Mutual Life Insurance Company	
	APR 2003	Corporate Auditor of Taiyo Life Insurance Company (present)	

Notes:
1. No conflict of interest exists between the Company and the above candidate for Alternate Corporate Auditor.
2. The candidate for Alternate Corporate Auditor satisfies the required conditions for candidate for an Outside Corporate Auditor as stipulated in Article 2, Paragraph 3, Item 8 of the Enforcement Regulation of the Company Law.
3. We have elected Mr. Shigetake Ogata as candidate for an Alternate Outside Corporate Auditor, and consider that he will be able to adequately perform the duties, because he is currently serving as Corporate Auditor of Taiyo Life Insurance Company, and, as a lawyer, has extensive professional knowledge and sufficient expertise to control the business management. We therefore consider that he is suitable for officer of the Company.
4. The Company now has an agreement with each Outside Corporate Auditor that liabilities that may be claimed against him or her under Article 423, Paragraph 1 of the Company Law shall not exceed ¥10 million or the lowest amount as set forth by law, whichever is higher. If Mr. Shigetake Ogata assumes office as Corporate Auditor, the Company will enter into the liability limitation agreement with him.
5. Mr. Shigetake Ogata has been an Outside Director of Kobe Steel, Ltd., since June 2001. Kobe Steel was recommended by the Fair Trade Commission to refrain from improper acts related to the Steel Bridge Collusion Case in September 2005. Mr. Ogata had not been aware of the facts leading to such recommendation until they were revealed as problems. He had often made suggestions to Kobe Steel to ensure through compliance with the laws and regulations, and tried to draw their attention to such compliance. When the case was revealed, he requested Kobe Steel to investigate the causes of the case at meetings of its Board of Directors and Compliance Committee, and expressed his views on preventing recurrence and proper internal disciplinary actions.

Proposal No.4: Determination of Amount of Compensation, etc. for Directors and Corporate Auditors

The compensation for the Company's Directors and Corporate Auditors is, as resolved by the 1st Ordinary General Meeting of Shareholders on June 29, 2005, limited to a maximum total figure of ¥25 million per month for Directors and a maximum total figure of ¥10 million per month for Corporate Auditors. With changes in the economic situation, etc., thereafter, it is proposed that the amount of compensations for the Directors be limited to ¥400 million per year (including not more than ¥20 million for the Outside Directors) (excluding the amount equivalent to the portion of the employee's salary included in the compensation of employee-directors), and ¥120 million per year for Corporate Auditors for each of fiscal year 2007 and subsequent fiscal years, in view of the fact that the bonuses for the Directors and Corporate Auditors should preferably be paid within the framework of compensation, etc.

The Company now has nine Directors (including one Outside Director) and four Corporate Auditors. The number of Directors will be nine (including one Outside Director) and the number of Corporate Auditors will be four in the case that Proposal No. 2 passes in its original form.

Proposal No.5: Payment of Bonuses to Directors and Corporate Auditors for fiscal year 2006

It is proposed that a total of ¥33,145,000 (including ¥800,000 for the Outside Director) be paid to the nine Directors (including one Outside Director) as of the end of fiscal year 2006, and a total of ¥9,140,000 be paid to the four Corporate Auditors as of the end of fiscal year 2006, as bonuses on the basis of the results of such fiscal year. It is also proposed that the amounts of bonuses for the individual Directors be decided by a resolution of the Board of Directors, and that those for the individual Corporate Auditors be decided through deliberations among the Corporate Auditors.

Proposal No.6: Payment of Retirement Benefits to a Retiring Director

It is proposed that retirement benefits be paid to Director Mr. Sonosuke Usui who will retire at the conclusion of this meeting, in consideration of his services to the Company while in office, in amounts within a reasonable range in accordance with the internal rules of the Company. It is also proposed that the decisions on the specific amount, the timing and method of payment, etc. be entrusted to the Board of Directors.

The personal history of the retiring Director is summarized as follows:

Name	Personal history	
Sonosuke Usui	APR 2004	Director of the Company
	APR 2005	Managing Director of the Company
	JUN 2006	Director and Managing Executive Officer of the Company
	APR 2007	Director of the Company (present)

Consolidated Balance Sheet for Fiscal Year 2006

(as of March 31, 2007)

(Millions of yen)

Account	Amount	Account	Amount
(Assets)		(Liabilities)	
Cash and deposits	419,874	Policy reserves	12,344,781
Call loans	340,800	Reserve for outstanding claims	73,651
Monetary claims purchased	450,533		
Monetary trusts	113,187	Policy reserve	12,073,772
Securities	9,870,253	Reserve for policyholder dividends	197,357
Loans	2,430,540		
Tangible fixed assets	317,603	Due to agencies	1,313
Intangible fixed assets	22,921	Due to reinsurers	529
Due from agencies	1,466	Short-term debenture	20,000
Due from reinsurers	8,955	Subordinated bonds	20,000
Other assets	117,719	Other liabilities	173,750
Deferred tax assets	770	Reserve for bonus to directors and corporate auditors	172
Reserve for possible loan losses	(3,648)		
		Reserve for employees' retirement benefits	114,986
		Reserve for directors' and corporate auditors' retirement benefits	3,707
		Reserve for price fluctuations	104,542
		Deferred tax liabilities	201,178
		Deferred tax liabilities on land revaluations	10,787
		Total liabilities	13,000,748
		(Net assets)	
		Common stock	118,595
		Capital surplus	106,106
		Retained earnings	231,678
		Treasury stock	(496)
		Total stockholders' equity	455,883
		Net unrealized gains on securities	680,401
		Gains on deferred hedge	488
		Land revaluation	(48,501)
		Foreign currency translation adjustments	48
		Total valuation and translation adjustments	632,435
		Minority interests	1,909
		Total net assets	1,090,229
Total assets	14,090,977	Total liabilities and net assets	14,090,977

Consolidated Statement of Operations for Fiscal Year 2006

(from April 1, 2006 to March 31, 2007)

(Millions of yen)

Account	Amount
Ordinary revenues	2,286,034
Income from insurance premiums	1,811,596
Investment income	407,449
Interests, dividends and income from real estate for rent	269,689
Gains from monetary trusts, net	4,767
Gains on investments in trading securities, net	17,824
Gains on sales of securities	94,247
Gains on redemptions of securities	1
Other investment income	2,763
Gains on separate accounts, net	18,156
Other ordinary income	66,954
Equity in net income of affiliated companies	33
Ordinary expenses	2,127,862
Insurance claims and other payments	1,630,683
Insurance claims	672,425
Annuity payments	161,682
Insurance benefits	296,469
Surrender payments	389,975
Other payments	110,131
Provision for policy and other reserves	94,235
Provision for reserve for outstanding claims	4,977
Provision for policy reserve	88,310
Interest portion of reserve for policyholder dividends	947
Investment expenses	115,212
Interest expenses	1,806
Losses on sales of securities	52,377
Devaluation losses on securities	720
Losses on redemption of securities	1
Losses on derivatives, net	35,992
Foreign exchange losses, net	6,119
Provision for reserve for possible loan losses	0
Write-off of loans	12
Depreciation of real estate for rent	5,201
Other investment expenses	12,979
Operating expenses	208,963
Other ordinary expenses	78,767
Ordinary profit	158,172

(Millions of yen)

Account	Amount
Extraordinary gains	2,281
Gains on sale of fixed assets	1,324
Recoveries of bad debts previously written-off	194
Other	763
Extraordinary losses	35,309
Losses on sale, disposal and devaluation of fixed assets	1,111
Impairment loss	1,899
Provision for reserve for price fluctuations	30,546
Headquarters removal costs	1,257
Other	494
Provision for reserve for policyholder dividends	56,481
Income before income taxes	68,663
Income taxes	
Current	50,665
Deferred	(20,909)
Minority interests	134
Net income	38,772

Consolidated Statement of Changes in Net Assets for Fiscal Year 2006

(from April 1, 2006 to March 31, 2007)

(Millions of yen)

	Stockholders' equity			
	Common stock	Capital surplus	Retained earnings	Treasury stock
Balance as of March 31, 2006	118,595	106,104	205,889	(322)
Changes in the period				
Dividends			(13,544)	
Bonus to directors and corporate auditors			(216)	
Net income			38,772	
Acquisition of treasury stock				(179)
Disposal of treasury stock		2		5
Reversal of land revaluation			777	
Net changes of items other than stockholders' equity				
Total changes in the period	—	2	25,788	(174)
Balance as of March 31, 2007	118,595	106,106	231,678	(496)

	Stockholders' equity	Valuation and translation adjustments		
	Total stockholders' equity	Net unrealized gains on securities	Gains on deferred hedge	Land revaluation
Balance as of March 31, 2006	430,266	697,511	—	(47,724)
Changes in the period				
Dividends	(13,544)			
Bonus to directors and corporate auditors	(216)			
Net income	38,772			
Acquisition of treasury stock	(179)			
Disposal of treasury stock	8			
Reversal of land revaluation	777			
Net changes of items other than stockholders' equity		(17,110)	488	(777)
Total changes in the period	25,616	(17,110)	488	(777)
Balance as of March 31, 2007	455,883	680,401	488	(48,501)

(Millions of yen)

	Valuation and translation adjustments		Minority interests	Total net assets
	Foreign currency translation adjustments	Total valuation and translation adjustments		
Balance as of March 31, 2006	44	649,831	1,514	1,081,613
Changes in the period				
Dividends				(15,544)
Bonus to directors and corporate auditors				(216)
Net income				38,772
Acquisition of treasury stock				(179)
Disposal of treasury stock				8
Reversal of land revaluation				777
Net changes of items other than stockholders' equity	4	(17,395)	394	(17,000)
Total changes in the period	4	(17,395)	394	8,616
Balance as of March 31, 2007	48	632,435	1,909	1,090,229

Non-consolidated Balance Sheet for Fiscal Year 2006

(as of March 31, 2007)

(Millions of yen)

Account	Amount	Account	Amount
(Assets)		(Liabilities)	
Current assets	46,963	Current liabilities	27,987
Cash and deposits	17,477	Accounts payable	7,326
Prepaid expenses	18	Accrued expenses	127
Deferred tax assets	78	Income tax payable	20,475
Accounts receivable	29,381	Consumption tax payable	8
Other current assets	7	Deposits received	5
Fixed assets	585,052	Reserve for bonus to directors and corporate auditors	43
Tangible fixed assets	135		
Buildings	126		
Machinery and equipment	8	Fixed liabilities	12,498
Intangible fixed assets	12	Long-term debt	10,700
Trademark	2	Reserve for directors' and corporate auditors' retirement benefits	252
Software	9		
Investments and other assets	584,904		
Investments in subsidiaries	583,171	Deposits received	1,545
Deferred tax assets	79	Total liabilities	40,485
Deposit for rent	1,653	(Net assets)	
		Stockholders' equity	591,530
		Common stock	118,595
		Capital surplus	450,907
		Additional paid-in capital	450,903
		Other capital surplus	3
		Retained earnings	22,524
		Other retained earnings	22,524
		Unappropriated retained earnings	22,524
		Treasury stock	(496)
		Total net assets	591,530
Total assets	632,016	Total liabilities and net assets	632,016

Non-consolidated Statement of Operations for Fiscal Year 2006

(from April 1, 2006 to March 31, 2007)

(Millions of yen)

Account	Amount
Operating income	16,399
Dividends on investments in subsidiaries	13,546
Fees and commissions received from subsidiaries	2,852
Operating expenses	2,596
General and administrative expenses	2,596
Operating profit	13,802
Non-operating income	43
Interest income	34
Interest on tax refund	0
Fee income	6
Other income	1
Non-operating expenses	16
Interest expenses	1
Fees and commissions paid	15
Other expenses	0
Ordinary profit	13,829
Extraordinary losses	127
Headquarter removal costs	127
Income before income taxes	13,702
Income taxes	
Current	107
Deferred	6
Net income	13,588

Non-consolidated Statement of Changes in Net Assets for Fiscal Year 2006

(from April 1, 2006 to March 31, 2007)

(Millions of yen)

	Stockholders' equity			
		Capital surplus		
	Common stock	Additional paid-in capital	Other capital surplus	Total capital surplus
Balance as of March 31, 2006	118,595	450,903	1	450,905
Changes in the period				
Dividends				
Bonus to directors and corporate auditors				
Net income				
Acquisition of treasury stock				
Disposal of treasury stock			2	2
Total changes in the period	—	—	2	2
Balance as of March 31, 2007	118,595	450,903	3	450,907

	Stockholders' equity				Total net assets
	Retained earnings				
	Other retained earnings				
	Unappropriated retained earnings	Total retained earnings	Treasury stock	Total stockholders' equity	
Balance as of March 31, 2006	22,520	22,520	(322)	591,698	591,698
Changes in the period					
Dividends	(13,544)	(13,544)		(13,544)	(13,544)
Bonus to directors and corporate auditors	(39)	(39)		(39)	(39)
Net income	13,588	13,588		13,588	13,588
Acquisition of treasury stock			(179)	(179)	(179)
Disposal of treasury stock			5	8	8
Total changes in the period	3	3	(174)	(167)	(167)
Balance as of March 31, 2007	22,524	22,524	(496)	591,530	591,530

T&D Life Group

June 18, 2007

T&D Holdings, Inc.
Naoteru Miyato, President
(Security Code: 8795)

Notice of Withdrawal of Proposal from Agenda for Ordinary General Meeting of Shareholders

At a meeting held on May 21, 2007, the Board of Directors of T&D Holdings, Inc. (the "Board") resolved the agenda for the 3rd Ordinary General Meeting of Shareholders to be held on June 27, 2007. At a meeting held on June 18, 2007, the Board resolved to withdraw one proposal from such agenda, as follows:

1. **Proposal to be withdrawn**
   Proposal No. 3: Election of One Alternate Corporate Auditor

2. **Reason for withdrawal**
   On June 13, 2007, Mr. Shigetake Ogata, the candidate for Alternate Corporate Auditor, declined such position.

For inquiries regarding the above, please contact:
Investor Relations, T&D Holdings, Inc.
Tel: +81-3-3434-9142
E-mail: ir.request@td-holdings.co.jp

File No. 82-34783

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Annual Securities Report

The Annual Securities Report for the 3rd fiscal year (from April 1, 2006 through March 31, 2007) prepared in accordance with paragraph 1 of Article 24 of the Securities and Exchange Law was filed with the Director of the Kanto Local Finance Bureau through EDINET (Electronic Disclosure for Investors' Network) on June 27, 2007 and sets forth the following information:

PART ONE CORPORATE INFORMATION

I. Outline of the company
  1. Changes in principal indicators of business operations, etc.
  2. Brief history of the company
  3. Substance of business
  4. Related companies
  5. Employees

II. Business operations
  1. Summary of results of operations, etc.
  2. State of underwriting and asset management
  3. Material business issues to be dealt with
  4. Risks of business operations, etc.
  5. Contracts material to operation of business
  6. Research and development activities
  7. Analysis of financial position and results of operations

III. Conditions of facilities
  1. Outline of capital expenditures, etc.
  2. Conditions of principal facilities
  3. Plans for establishment, disposal, etc. of facilities

IV. State of the company
  1. Information concerning shares, etc.
  2. Acquisition, etc. of treasury stock
  3. Dividend policy
  4. Changes in share price
  5. Officers
  6. Corporate governance

V. Financial condition
  1. Consolidated financial statements, etc.
  2. Non-consolidated financial statements, etc.

VI. Outline of share handling matters

VII. Information for reference
  1. Information of the parent company

2. Other information

PART TWO INFORMATION ON THE GUARANTOR, ETC. (not applicable)

Audit Reports

The annual securities report is available for public inspection through EDINET and at the Tokyo Stock Exchange, Inc. and the Osaka Securities Exchange Co., Ltd. for a certain period.

END